Form 20-F
FILTRONIC PLC
filed 2002-11-22
CIK 1062149

As filed with the Securities and Exchange Commission on November 22, 2002


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                     FOR THE FISCAL YEAR ENDED MAY 31, 2002

                    Commission file number: ________________

                                 FILTRONIC PLC
             (Exact name of registrant as specified in its charter)

                               ENGLAND AND WALES
                (Jurisdiction of incorporation or organization)

  THE WATERFRONT, SALTS MILL ROAD, SALTAIRE, SHIPLEY, WEST YORKSHIRE BD18 3TT,
                                 UNITED KINGDOM
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      NONE
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      NONE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                           10% Senior Notes Due 2005
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                     74,091,382 ordinary shares of 10p each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

     Yes X                              No

Indicate by check mark which financial statement item the registrant has elected to follow:

     Item 17                            Item 18 X


                               TABLE OF CONTENTS
                                                                                                   Page
                                     PART I



                    Introduction                                                                      1
                    Item 1.         Identity of Directors, Senior Management and Advisers             2
                    Item 2.         Offer Statistics and Expected Timetable                           2
                    Item 3.         Key Information                                                   2
                                        Selected Financial Data                                       2
                                        Risk Factors                                                  4
                    Item 4.         Information on the Company                                        9
                                         Introduction                                                 9
                                             Organization                                             9
                                             History                                                  9
                                             Business Summary                                        10
                                             Organizational Structure and Subsidiaries               11
                                         Description of Business Segments                            12
                                             Products                                                12
                                             Sales by Business Segment and Geographical Destination  14
                                             Customers and Markets                                   14
                                             Competition                                             15
                                             Capital Expenditures                                    16
                                         Research and Development                                    17
                                         Seasonality                                                 17
                                         Raw Materials                                               17
                                         Sales and Marketing                                         17
                                         Patents, Licenses, Contracts and Manufacturing Processes    17
                                         Environmental Matters                                       18
                                         Properties, Plant and Equipment                             19
                    Item 5.         Operating and Financial Review and Prospects                     21
                                         Accounting Principles                                       21
                                         Critical Accounting Policis                                 21
                                         Operating Results                                           22
                                         Liquidity and Capital Resorces                              29
                                         Research and Development                                    30
                                         Outlook                                                     31
                    Item 6.         Directors, Senior Management and Employees                       34
                                         Directors                                                   34
                                         Key Employees                                               35
                                         Compensation                                                36
                                         Board Practices                                             36
                                         Employees and Labor Relations                               37
                                         Share Ownership                                             37
                    Item 7.         Major Shareholders and Related Party Transactions                38
                                         Major Shareholders                                          38
                                         Related Party Transactions                                  38
                    Item 8.         Financial Information                                            39
                                         Consolidated Financial Statements                           39
                                         Other Financial Information                                 39
                                             Export Sales                                            39
                                             Legal Proceedings                                       39
                                             Dividend Policy                                         39
                                         Significant Changes                                         39






                    Item 9.         The Offer and Listing                                            40
                    Item 10.        Additional Information                                           40
                                        Memorandum and Articles of Association                       40
                                        Material Contracts                                           42
                                        Exchange Controls                                            42
                                        Taxation                                                     42
                                            Certain US Federal Income Tax Consequences               42
                                            Certain UK Tax Considerations                            44
                                            Finnish and Australian Tax Laws                          46
                                        Documents on Display                                         46
                    Item 11.        Quantitative and Qualitative Disclosures about Market Risk       47
                    Item 12.        Description of Securities other than Equity Securities           48

                                    PART II

                    Item 13.        Defaults, Dividend Arrearages and Delinquencies                  48
                    Item 14.        Material Modifications to the Rights of Security Holders
                                    and Use of Proceeds                                              48
                    Item 15.        Controls and Procedures                                          48
                    Item 16.        (Reserved)                                                       48

                                    PART III

                    Item 17.        Financial Statements                                             49
                    Item 18.        Financial Statements                                             49
                    Item 19.        Exhibits                                                         49
                    Signatures                                                                       50
                    Certifications                                                                   51

INTRODUCTION

UK GAAP

Filtronic plc has prepared its Consolidated Financial Statements included in this annual report in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain significant respects from United States generally accepted accounting principles ("US GAAP"). For a discussion of the most significant relevant differences between UK GAAP and US GAAP, see note 37 of the Notes to the Consolidated Financial Statements.

Fiscal Year

Filtronic plc prepares its financial statements on the basis of its fiscal year, which begins on June 1 and ends on May 31. Unless otherwise indicated,when a fiscal year is referred to in this report, it is referring to the fiscal year ending on May 31 of that year. For example, a reference to "fiscal 2002" means the year ended May 31, 2002.

Currency Translation

Filtronic plc publishes its financial statements in pounds sterling. In this annual report, references to "pounds sterling", "sterling", "GBP", "pence" or "p" are to the lawful currency of the United Kingdom and references to "US dollars" or "$" are to the lawful currency of the United States.

Solely for the reader's convenience, this annual report contains translations at an assumed rate of $1.4625 = GBP1.00. This rate represents the noon buying rate in New York City for cable transfers in pounds sterling on May 31, 2002, as certified for customs purposes by the Federal Reserve Bank of New York. The convenience translations do not mean that the pound sterling amounts actually represent the US dollar amounts stated or could be converted into US dollars at the assumed rate. The assumed rate also differs from the rates used in the preparation of the Consolidated Financial Statements as at and for the fiscal year ended May 31, 2002. Further information about rates of exchange between pounds sterling and US dollars appears in "Item 3. Key Information."

Forward-Looking Information

This annual report contains certain forward-looking statements and information relating to Filtronic that are based on beliefs of its management as well as assumptions made by and information currently available to Filtronic. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intend", "plan" and "project" and similar expressions, as they relate to Filtronic or its management, are intended to identify forward-looking statements. Such statements reflect the current views of Filtronic plc with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Filtronic to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Filtronic's targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Filtronic plc does not intend or assume any obligation to update these forward-looking statements.

References

In this annual report, "Filtronic" refers to Filtronic plc together with its consolidated subsidiaries, and "Management" refers to the current members of the Board of Directors of Filtronic plc.

                                     PART 1

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
            Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE
            Not applicable.

ITEM 3.     KEY INFORMATION

Selected Financial Data

The selected financial data presented below are for each of the five fiscal years in the period ended May 31, 2002. The financial data have been taken from the Consolidated Financial Statements for the relevant periods. The selected financial data have been presented in pounds sterling and are only a summary and should be read together with the Consolidated Financial Statements.



                                                                          Year ended May 31,
  UK GAAP
                                            1998         1999       2000       2001        2002
                                                   (thousands, except per share amounts)

  Profit and Loss Account Data:
  Sales                               GBP 94,093  GBP187,302    GBP222,294  GBP297,434  GBP280,547
  Operating profit/(loss)                 12,024      21,893         5,063      (9,031)    (13,063)
  Profit/(loss) for the year               7,875      10,776        (7,924)    (22,791)    (29,044)
  Earnings/(loss) per share                16.44p      18.49p       (11.64)p    (31.24)p    (39.31)p
  Diluted earnings/(loss) per share        14.80p      16.85p       (11.64)p    (31.24)p    (39.31)p
  Weighted average number of shares       47,893      58,294        68,055      72,963      73,882
  outstanding
  Diluted weighted average number of      53,180      63,956        68,055      72,963      74,834
  shares
  Dividend per share                        2.00p       2.70p         2.70p       2.70p       2.70p
  Dividend per share                    $ 0.0330    $ 0.0440      $ 0.0431    $ 0.0384    $ 0.0395



                                                                      May 31,
                                            1998        1999       2000        2001        2002
                                                                  (thousands)

  Balance Sheet Data:
  Total assets                        GBP 67,685  GBP214,071  GBP310,450  GBP304,609  GBP251,562
  Net assets                              29,231      80,118     145,549     130,487     105,196
  Share capital                            4,903       5,995       7,199       7,365       7,409



                                                                   Year ended May 31,
  US GAAP
                                            1998        1999       2000        2001        2002
                                                    (thousands, except per share amounts)

  Income Statement Data:
  Sales                               GBP 94,093  GBP187,286    GBP217,800  GBP296,309  GBP279,788
  Operating profit/(loss)                 10,786      10,252       (17,112)      2,736     (16,990)
  Net income/(loss)                        6,613      (3,520)      (29,l04)    (11,419)    (33,033)
  Earnings/(loss) per share                13.81p      (6.04)p      (42.77)p    (15.65)p    (44.71)p
  Diluted earnings/(loss) per share        12.44p      (6.04)p      (42.77)p    (15.65)p    (44.71)p






                                                                         May 31,
                                            1998        1999        2000       2001        2002
                                                                  (thousands)

  Balance Sheet Data:
  Total assets                        GBP 78,834  GBP224,114    GBP319,853  GBP308,305  GBP253,893
  Net assets                              41,208      88,807       155,554     129,838     103,138

Exchange Rate Information

The table below sets forth, for the periods indicated, certain information concerning the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York.



                                                  US dollars per pound sterling
  Period                                High      Low        Period Average (b)    Period End

  1998(a)                               1.7035    1.5775     1.6503                1.6308
  1999(a)                               1.7222    1.5920     1.6441                1.6020
  2000(a)                               1.6765    1.4705     1.5953                1.4968
  2001(a)                               1.5235    1.3997     1.4567                1.4175
  2002(a)                               1.4795    1.3730     1.4379                1.4625

  May 2002                              1.4676    1.4470                           1.4625
  June 2002                             1.5285    1.4574                           1.5245
  July 2002                             1.5800    1.5206                           1.5625
  August 2002                           1.5709    1.5192                           1.5476
  September 2002                        1.5700    1.5343                           1.5700
  October 2002                          1.5708    1.5418                           1.5630
  November 2002 (through November 7)    1.5796    1.5545                           1.5796


(a)     Years ended May 31, the fiscal years of Filtronic plc.
(b) The average of the noon buying rates on the last day of each month during the period.


Risk Factors

     Prospective investors in Filtronic plc's 10% Senior Notes Due 2005 (the "Notes") should consider all of the information in this annual report, including the following risk factors, before making an investment in the Notes.

     Filtronic has a significant level of debt. At May 31, 2002, Filtronic plc's total debt was GBP96.2 million ($140.8 million). This substantial debt could have important consequences. For example:

     * A substantial portion of cash flow from operations will be required to be dedicated to debt service and will not be available for other purposes.

     *   Filtronic's ability to obtain financing in the future could be limited.

     * Filtronic may be vulnerable to extended economic downturns and may be limited in its ability to make acquisitions, introduce new technologies or exploit business opportunities.

     * Filtronic is subject to financial and restrictive covenants that limit its ability to, among other things, borrow additional funds, dispose of assets or pay dividends, all of which could have a material adverse effect on Filtronic.

    Filtronic's business has been negatively impacted by the global economic recession that began in the latter part of 2000. Filtronic's sales decreased from fiscal 2001 to fiscal 2002, and it incurred sizeable operating losses in both fiscal 2001 and 2002. The success of ongoing changes in fiscal, monetary and regulatory policies worldwide will continue to influence the severity and the length of this recession. If these policy actions are not successful in stimulating overall economic recovery, Filtronic's business will continue to be negatively impacted as customers buy fewer of its products.

    The economic recession has had a materially negative impact on the worldwide telecommunications industry since late 2000 and the world economic environment for telecommunications companies has been turbulent and uncertain for many months. These difficult trading conditions have been addressed in several statements made by Filtronic's principal original equipment manufacturer ("OEM") customers. The rate at which the telecommunications industry recovers is critical to Filtronic's ability to improve its overall financial performance. Continued decreasing worldwide demand for wireless telecommunications systems could have a material adverse effect on Filtronic's financial condition, including its ability to meet its financial obligations both to holders of the Notes and to other lenders.

    Filtronic plc is a holding company and currently has no significant assets other than real estate, cash and cash equivalents, intellectual property and its direct and indirect investments in its subsidiaries. Filtronic plc must rely on dividends and other advances and transfers of funds from its subsidiaries and earnings from its licensing arrangements with its subsidiaries and its investments in cash and marketable securities to provide the funds necessary to meet its debt service obligations, including payment of principal and interest on the Notes. The ability of Filtronic plc's subsidiaries to pay dividends or make other payments or advances to Filtronic plc will depend upon their operating results and will be subject to applicable laws and restrictions contained in agreements governing the indebtedness of such subsidiaries.

    The Notes are unsecured obligations of Filtronic plc and the related subsidiary guarantees are unsecured obligations of the subsidiary guarantors of the Notes. The indenture governing the Notes (the "Indenture"), permits Filtronic plc and the subsidiary guarantors to incur certain secured indebtedness. The holders of all existing and future secured indebtedness incurred by Filtronic will have a claim prior to the holders of the Notes with respect to any assets pledged by Filtronic as security for such indebtedness. Upon an event of default under any such future secured indebtedness of Filtronic, the lenders thereunder would be entitled to foreclose on the assets of Filtronic pledged as security for the indebtedness incurred thereunder. In such event, the assets of Filtronic remaining after payment of such secured indebtedness may be insufficient to satisfy the obligations of Filtronic with respect to the Notes and the subsidiary guarantees.

    Under Finnish law, a subsidiary guarantee given by a Finnish company may be void and unenforceable if the obligations guaranteed by the Finnish company were incurred to acquire shares, membership interest or partnership interest in itself or any other company within the same group of companies to which such subsidiary guarantor belongs. Proceeds from the offering of the Notes were used to repay all amounts outstanding under an interim credit facility which was incurred to finance, among other things, the acquisition of Filtronic LK Oy (formerly LK Products Oy), a Finnish company and a subsidiary guarantor of the Notes. There can be no assurance that the subsidiary guarantee given by Filtronic LK Oy will not be challenged on such ground. Under Chinese law, a Chinese company may not guarantee the obligations of a foreign company. Filtronic's Chinese subsidiary, Filtronic (Suzhou) Telecommunication Products Co. Limited, has not, therefore, given a subsidiary guarantee in respect of the Notes.

    In  the  last  several  years,   Filtronic  has  experienced  rapid  growth
and development and Management expects that, in the medium term, Filtronic will experience further growth either internally or through acquisitions. The management of such growth has required significant personnel and operational resources and future growth is likely to require similar resources. In addition, the process of integrating any future acquisitions into Filtronic's existing operations may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing maintenance, development or expansion of Filtronic's existing operations. If Filtronic is unable to manage future growth and development successfully, its financial condition and results of operations would be adversely affected.

    A substantial part of Filtronic's previous growth has been in markets outside the United Kingdom. As Filtronic expands its international operations it may become subject to many of the risks inherent in international business activities.

    Filtronic's success is largely dependent on the personal efforts and abilities of its senior management. The loss of services of key management personnel, including the Executive Chairman and Chief Executive Officer Professor J. David Rhodes CBE FRS FREng, could have a material adverse effect on Filtronic. Filtronic's continued success also depends in large part on its ability to recruit and retain the management and engineering personnel necessary to its operations. Significant attrition among its management or engineering personnel would reduce Filtronic's ability to satisfy its customers' requirements for technologically advanced products and could constrain its future growth.

    Upon a change of control, Filtronic plc is required to make an offer to purchase the Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest and certain other amounts, if any, to the date of purchase. There can be no assurance that Filtronic will have available funds sufficient to purchase the Notes upon a change of control, which could result in an event of default under the Indenture. In addition, any change of control, and any repurchase of the Notes required under the Indenture upon a change of control, could constitute an event of default under other senior indebtedness, with the result that the obligations of the borrowers thereunder could be declared due and payable by the lenders.

    In addition, the change of control provisions may not be waived by Filtronic's Board of Directors or the trustee under the Indenture without the consent of holders of at least a majority in principal amount of the Notes. As a result, the change of control provisions of the Notes may in certain circumstances discourage or make more difficult a sale or takeover of Filtronic and, thus, the removal of incumbent management.

    Filtronic markets its products in large part to OEM customers that integrate Filtronic's products into their own end-use products. These OEM customers operate in highly competitive markets. As a result, Filtronic is subject to the risk that the price of, or demand for, the products sold by these OEM customers will decline, which could result in a decline in the price of or demand for Filtronic's products, which in turn could have a
material  adverse  effect on Filtronic's  business,   financial  condition  and
results of operations. In addition, because the OEMs are Filtronic's primary customers, Filtronic is subject to the risk that the ultimate consumers of the OEMs' products will discontinue using those products for reasons unrelated to the quality, or price of, or demand for, Filtronic's products. Furthermore, Filtronic is subject to the risk that its OEM customers may elect to manufacture their own radio frequency ("RF") subsystems and components rather than purchase them from outside sources like Filtronic.

    Filtronic relies upon a small number of major customers for a significant amount of revenues and the loss of any one of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, would have a material adverse effect on its business, results of operations and financial condition. See "Item 4. Information on the Company - Description of Business Segments - Customers and Markets". Filtronic's dependence on a small number of major customers exposes the company to numerous risks, including:

    * slowdowns or delays in deployment of wireless networks that reduce customer demand;

    *     changes in customer forecasts and demand; and

    * customers leveraging their buying power to change the terms of pricing, payment and product delivery schedules.

    OEM customers are impacted by their current view of wireless infrastructure deployments. Orders for Filtronic's products could be significantly reduced due to any delays of such deployments. A number of factors may cause delays in wireless infrastructure deployments, including the following factors:

    * economic or political problems in the wireless operator's operating region;

    *     delays in government approvals required for system deployment;

    *     higher than anticipated network infrastructure costs;

    * technical delays in the development of new wireless protocols, such as third generation ("3G") systems; and

    *     reduced subscriber demand for wireless services.

    In addition,  from time to time,  OEMs may purchase  products from
Filtronic in large quantities over a short period of time, which may cause demand for the products to change rapidly. Due to these and other uncertainties associated with wireless infrastructure deployments and OEMs' purchasing
strategies,  Filtronic may  experience  significant   fluctuations  in  demand
from  customers.   Such fluctuations  could cause a  significant  increase in demand which could exceed production capacity and could negatively impact the company's ability to meet customers' demands as well as potentially impact product quality. Alternatively, such fluctuations could cause a significant reduction in revenues which could have a material adverse effect on results of operations and financial condition. Filtronic cannot guarantee that a major customer will not reduce, delay or eliminate purchases from Filtronic, which could have a material adverse effect on Filtronic's business, results of operations and financial condition.

    Sales to customers are usually made under purchase orders with short delivery requirements. While Filtronic receives periodic order forecasts
from major customers,   such  customers  generally  have  no  obligation  to
purchase  the forecasted  amounts and may cancel orders,  change delivery
schedules or change the  mix  of  products   ordered  with  minimal  notice.
Order deferrals and cancellations by customers, declining average sales prices and delays in the introduction of new products have in the past adversely affected results of operations. Filtronic cannot guarantee that results of operations will not be similarly adversely affected in the future. If customers purchase less than the forecasted amounts or cancel or delay existing purchase orders, Filtronic may have higher levels of inventory that face a greater risk of obsolescence and excess production staff. If customers desire to purchase products in excess of the forecasted amounts Filtronic may lack the inventory or manufacturing capacity to fulfil their orders. Either situation could have a material adverse effect upon the business, financial condition and results of operations and future business with such customers.

    Filtronic's operating results have varied from period to period due to a number of factors, including:

    * variations in the timing, cancellation, or rescheduling of customer orders and shipments;

    *     delays in qualification by customers of new products;

    * cancellations or reductions of customer orders and shipments due to economic slowdowns in the customers' operating regions;

    * cancellations or rescheduling of customer orders and shipments due to excess inventory levels caused by changes in demand or deployment schedules at the customer; and

    * competitive factors, including pricing, availability and demand for competing products.

    Due to these and other factors, past results may not be reliable indicators of Filtronic's future performance.

    The expansion of wireless communications services depends on developed countries continuing to allow deployment of new networks and upgrades to existing networks, and on less developed countries deploying wireless communications networks. Filtronic's performance could be adversely affected by any of the following risks:

    * refusal of local governments or foreign countries to allow construction of new wireless communications systems;

    * termination or postponement by local governments or foreign countries of existing construction of wireless communications systems;

    * imposition of moratoriums by local governments or foreign countries on building new base stations for existing wireless communications systems; and

    *     foreign  governments  choosing not to deploy wireless  communications
          systems because  of  environmental  concerns,   political  unrest,
          economic downturns, favorable prices for other communications services or delays in implementing wireless communications systems.

    Filtronic operates in markets that are highly competitive. The industries in which it operates are characterized by rapid technological advances. These advances, if not met by Filtronic, could adversely affect its competitive position and results of operations. Filtronic's ability to compete successfully in its markets will depend on its ability to design, develop, manufacture, test, market and supply new products and enhancements to existing products for its customers. Failure to identify new opportunities or
to develop new products in a timely  or  cost-effective   manner  may  have  a
material  adverse  effect  on Filtronic's business.

    Filtronic's products compete on the basis of the following key characteristics:

    *     performance;

    *     functionality;

    *     reliability;

    *     pricing;

    *     quality;

    *     designs that can be efficiently manufactured in large volumes;

    *     time-to-market delivery capabilities; and

    *     compliance with industry standards.

    If Filtronic is unable to maintain competitiveness in these areas, there could be a material adverse effect on its business, financial conditions and results of operations.

    Filtronic's future success is dependent in part upon its proprietary technology and trade secrets, including manufacturing and technological expertise. Other parties may develop technologies that are similar or
superior to   Filtronic's technology,  duplicate  Filtronic's  technology or design around the patents and other intellectual property owned by Filtronic. Although Filtronic takes steps to protect its proprietary technology and trade secrets, these steps may not be sufficient to prevent misappropriation of its technology.

    Filtronic is exposed and, as it expands its operations in overseas markets, will be increasingly exposed to fluctuations in foreign currencies because its revenues, costs, assets and liabilities are denominated in multiple currencies. Filtronic's financial condition and results of operations, which are reported in pounds sterling, may be affected by fluctuations in the value of the other currencies in which Filtronic transacts business, in particular the US dollar, the euro, the Australian dollar and the Chinese yuan. Changes in currency exchange rates could have a material adverse effect on Filtronic's ability to compete with manufacturers that have a cost or pricing advantage arising from their doing business in favourable currencies. In addition, exchange rate fluctuations may have a material adverse effect on Filtronic's ability to make principal and interest payments on its indebtedness when due.

    The United Kingdom is not a signatory to the treaty on the European Economic and Monetary Union. On January 1, 2002, the euro was introduced in certain participating countries in Europe, including Finland, and became the exclusive currency in these countries on July 1, 2002. As a result, some of Filtronic's transactions with certain customers, suppliers and employees are made in euros. To date Filtronic has not suffered any material financial impact as a result of the introduction of the euro. The introduction of the
euro may increase the volatility  of  pounds   sterling   exchange  rates  or
result in the future appreciation of pounds sterling, both of which would make imported products more price competitive in the United Kingdom and exported products less competitive. It remains unclear on what terms the United Kingdom may become a signatory to the treaty.

    Filtronic is subject to laws, regulations and ordinances throughout the world that govern activities or operations that may have adverse environmental effects, such as discharges to air and water and handling and disposal of solid and hazardous wastes. In many jurisdictions, these laws are complex, change frequently and have tended to become more stringent over time. There can be no assurance that violation of such laws have not occurred or will not occur or be identified or that such laws will not change in the future in a manner that could materially and adversely affect Filtronic.

    As at May 31, 2002, Filtronic had invested GBP41.8 million ($61.1 million) in its compound semiconductor facility at Newton Aycliffe, England for the manufacture of compound semiconductors. The costs of operating the Newton Aycliffe facility are substantial and to date Filtronic has not generated any significant revenues from it. On December 3, 2001, Filtronic announced that it had entered into an agreement with M/A-Com, Inc. ("M/A-Com") for the supply of compound semiconductors for certain commercial markets. In addition, Filtronic announced at the same time that it had entered into a separate agreement with BAe SYSTEMS Avionics Limited ("BAe") with regard to the supply of compound semiconductors and related products for the defence market. As at May 31, 2002, Filtronic had not recorded any sales as a result of these agreements, although a license fee of GBP10.0 million ($14.6 million) had been received from BAe. This fee is repayable under certain circumstances which are summarised in the Notes to the Financial Statements. The fee has been accounted for as deferred income. These agreements and the consequent business deriving from them are vital to the financial results of the Newton Aycliffe facility. These agreements do not contain any binding obligations upon M/A-Com or BAe to place business with Filtronic. A failure to generate significant revenues from these agreements or from the Newton Aycliffe facility generally could have a material adverse effect on Filtronic's business and financial condition.

    Filtronic manufactures and markets its products worldwide through several foreign subsidiaries and independent agents. Its worldwide operations are subject to the risks normally associated with
international   operations, including the risks of:

    *     adverse local economic, political or social conditions;

    *     changes in export or import laws;

    *     restrictions on currency exchanges; and

    * the modification or introduction of governmental policies or tax laws with potentially adverse effects.

    The September 11, 2001 terrorist attacks created many economic and political uncertainties that have severely impacted the global economy. The long-term effects of these events and the associated financial market conditions may create an economic environment which could have a material adverse effect on Filtronic's business and financial condition. Additionally, Filtronic has, and certain of Filtronic's major customers and its customers' customers have, substantial operations in the United States. Filtronic is unable to estimate or predict what impact any future terrorist attack on the United States, or any other country, may have on the results of its operations or its financial condition.

ITEM 4. INFORMATION ON THE COMPANY

Introduction

Organization

    Filtronic plc is a public limited company organized under the laws of England and Wales. On January 25, 1994, it was incorporated with registered number 2891064 under the name YPCS 28 plc. On July 13, 1994, it changed its name to Filtronic Comtek plc and on March 2, 1998, it changed its name to Filtronic plc. Filtronic plc's registered office is located at The Waterfront, Salts Mill Road, Saltaire, Shipley, West Yorkshire BD18 3TT, England, telephone +44 1274 530622. Its agent for U.S. federal securities law purposes is Filtronic Comtek, Inc., 31901 Comtek Lane, Salisbury, MD 21804-1788, USA.

History

    Filtronic has operated in the field of microwave electronics since 1977.

    On October 24, 1994, Filtronic had its initial public offering and listing on the London Stock Exchange.

    On January 26, 1998, Filtronic acquired effective control of the parent companies of Filtronic Components Limited and Filtronic Cable Communications Limited.

    On June 25, 1998, Filtronic acquired Sage Laboratories, Inc., a US-based RF equipment manufacturer serving the US electronic warfare market.

    On September 18, 1998,  Filtronic acquired LK Products Oy (now Filtronic LK
Oy), a Finland based designer and manufacturer of RF products principally for use in cellular handsets. On the same date, Filtronic raised GBP23.5 million through a placing and open offer of ordinary shares to assist in the funding of the acquisition.

    On October 5, 1998, Filtronic acquired from Litton Industries, Inc. all of the business and certain assets of its Solid State division (now Filtronic Solid State), a US based designer and manufacturer of RF semiconductors, components and subsystems for wireless infrastructure and electronic warfare applications.

    On December  21,  1998,  Filtronic  issued  $170.0  million of 10% Senior
Notes repayable December 1, 2005 to refinance previous acquisitions and to provide funds for general corporate purposes.

    On September 1, 1999, Filtronic acquired a semiconductor fabrication facility at Newton Aycliffe, County Durham, UK formerly operated by Fujitsu for GBP13.6 million.

    On October 13, 1999, Filtronic raised GBP71.7 million through a 1-for-6 rights issue in order to fund the capital investment at the Newton Aycliffe site and the development of new facilities for the manufacture of ceramic filters in Finland and to provide additional liquidity for general corporate purposes.

    On August 29, 2000, Filtronic acquired Sigtek, Inc. (now Filtronic Sigtek, Inc. ("Filtronic Sigtek")). The consideration for the acquisition of Sigtek, Inc. was 267,427 newly issued Filtronic plc shares. Subject to the satisfaction of certain conditions up to 873,474 further Filtronic plc shares may be issued to the former shareholders and employees of Sigtek, Inc.

Business Summary

    Filtronic plc is the ultimate parent company of the Filtronic group of companies. All of Filtronic plc's subsidiary companies are wholly owned. Filtronic designs and manufactures a range of RF components and subsystems in the following five business segments:

    *     Wireless Infrastructure;

    *     Cellular Handset Products;

    *     Electronic Warfare;

    *     Broadband Access; and

    *     Compound Semiconductors.

    Filtronic is active in Europe, North America and the Asia Pacific region. In fiscal 2002, approximately 36% of sales were generated from Filtronic's operations in the United Kingdom, 33% in the United States, 24% in Finland, 3% in Australia and 4% in China.

    Filtronic's sales were GBP280.5 million ($410.2 million) in fiscal 2002, GBP297.4 million ($421.6 million) in fiscal 2001 and GBP222.3 million ($315.1 million) in fiscal 2000.

    Filtronic's aggregate capital expenditures for property, plant and equipment were GBP11.4 million ($16.7 million) in fiscal 2002, GBP36.8 million ($52.2 million) in fiscal 2001 and GBP59.0 million ($83.6 million) in fiscal 2000. The United Kingdom accounted for 44%, the United States 8%, Finland 12%, Australia 5% and China 31% of Filtronic's capital expenditures in fiscal 2002.

    At May 31, 2002, Filtronic plc had 74,091,382 shares outstanding and approximately 6,000 shareholders. Its ordinary shares are listed on the Official List of the United Kingdom Financial Services Authority and traded on the London Stock Exchange.

Organizational Structure and Subsidiaries

    Filtronic plc is the holding company of the Filtronic group. The following table sets forth all the subsidiaries owned directly or indirectly by Filtronic plc at May 31, 2002.




                                          Country of incorporation    Percentage
  Name of company                         or registration             owned         Activity

  Owned directly by Filtronic plc

  Filtronic Comtek (UK) Limited           England & Wales             100%          Design and manufacture of
                                                                                    microwave products
  Filtronic Compound                      England & Wales             100%          Design and manufacture of
  Semiconductors Limited                                                            compound semiconductors
  Filtronic (Overseas Holdings) Limited   England & Wales             100%          Holding company
  Filtronic (Holdings) Limited (a)        England & Wales             100%          Holding company
  Filtronic Broadband Limited             England & Wales             100%          Design and manufacture of
                                                                                    microwave products
  Filtronic QUEST Trustees Limited        England & Wales             100%          Qualifying Employee Share
                                                                                    Ownership Trust trustee company
  Filtronic Executive Share Option        England & Wales             100%          Dormant company
  Trustees Limited
  Filtronic Sigtek, Inc.                  USA                         100%          Design and manufacture of
                                                                                    digital signal processing
                                                                                    products
  Owned by subsidiaries

  Filtronic Components Limited            England & Wales             100%          Design and manufacture of
                                                                                    microwave products
  Filtronic Properties Limited            England & Wales             100%          Property company
  Filtronic Cable Communications          England & Wales             100%          Design and manufacture of
  Limited                                                                           microwave products
  Filtronic Pty Limited                   Australia                   100%          Design and manufacture of
                                                                                    microwave products
  Filtronic LK Oy                         Finland                     100%          Design and manufacture of
                                                                                    microwave products
  Filtronic (Suzhou) Telecommunication    China                       100%          Manufacture of microwave
  Products Co Limited                                                               products
  Filtronic (Japan) K.K.                  Japan                       100%          Representative office
  Filtronic Holdings, Inc.                USA                         100%          Holding company
  Filtronic Comtek, Inc.                  USA                         100%          Design and manufacture of
                                                                                    microwave products
  Filtronic Comtek (Barbados), Limited    Barbados                    100%          U.S. foreign sales corporation
  Solid State-Filtronic, Inc.             USA                         100%          Design and manufacture of
                                                                                    microwave products and
                                                                                    compound semiconductors
  Sage Laboratories, Inc.                 USA                         100%          Design and manufacture of
                                                                                    microwave products
  Sage Laboratories Active Microwave,     USA                         100%          Design and manufacture of
  Inc.                                                                              microwave products
  Sage Laboratories Investment            USA                         100%          Investment company
  Corporation


(a) The name of Filtronic  (Holdings)  Limited was changed to Filtronic Microtek
Limited on July 18, 2002.


Description of Business Segments

Products

Wireless Infrastructure

    Filtronic's wireless infrastructure products are designed to identify, remove interference from, amplify and combine RF signals for onward transmission to a cellular handset, base station or wireline network. The continuing trend towards smaller, lighter, high-performance systems causes Filtronic's customers increasingly to require Filtronic to design and produce innovative, integrated products. Integrated products typically combine filter, isolator and amplifier functions together with fault diagnostic systems into a single subsystem. Set out below is a summary of Filtronic's principal wireless infrastructure products and a brief description of their functions:

    * Transmit filters. Transmit filters remove out-of-band noise from signals before these signals are passed to the base station antenna for transmission.

    * Receive filters. Receive filters filter incoming signals from the antenna so that only the desired RF signal is passed into the receive amplifiers of the base station with minimal distortion.

    * Diplexers. Diplexers integrate the functions of transmit and receive filters using a common antenna.

    * Multiplexers. Multiplexers combine multiple signals on both the transmit and receive channels in order to make efficient use of a single antenna.

    * Wideband combiners. Wideband combiners combine a number of transmit signals on pre-set frequencies for input first into a transmit filter and then to a single antenna for transmission.

    * Autotune combiners. Autotune combiners, using microprocessors, automatically tune each channel of the combiner to the frequency of the transmit signal to allow the connection of multiple transmissions to a single antenna.

    * Low-noise amplifiers. Low-noise amplifiers increase the signal power without creating out-of-band noise in the system.

    * VSWR monitors. VSWR monitors measure the voltage standing wave ratio of a microwave signal and are used to determine whether or not the connection from the base station to the antenna is operating efficiently.

    * Repeaters. Repeaters increase the range of base stations by receiving, amplifying and retransmitting a signal.

    * Ferrite products. Ferrite products, such as isolators and circulators, take advantage of their magnetic properties to minimize the signal distortion where multiple transmitters are being used.

    * Modular subsystems. Modular subsystems comprise a number of separate components such as those described above, which function independently, but are cabled together to form a connected subsystem.

    * Integrated subsystems. Integrated subsystems are similar to modular subsystems but the components are fully integrated to comprise a single unit.

Cellular Handset Products

    Filtronic's principal cellular handset products are antennas and filters used in handsets to receive, transmit and filter RF signals. These products are designed to meet the performance, efficiency and size requirements of the cellular handset market. Filtronic is capable of designing and manufacturing products which are compatible with analog, digital, dual or triple band or dual or triple mode handsets. Filtronic's antenna products include a range of fixed, retractable and internal antennas. Filtronic designs and manufactures antennas for both 2G/2.5G and 3G handsets. Filtronic's filter products include ceramic diplexers which utilize the high dielectric material properties of ceramics.

Electronic Warfare

    Filtronic   produces  RF  components  and  subsystems  and  high-speed digital interfaces used in radar and other electronic warfare systems which protect aircraft, ships and land-based installations. Filtronic's products have applications in both electronic-support measures and electronic counter-measures. Filtronic's products include broadband and narrowband filters and multiplexers used in electronic warfare systems which sense, locate, identify and clarify RF signals and jam hostile signals. Filtronic's other products include broadband and narrowband amplifiers, which increase the power of the desired signal above other signals, and frequency and amplitude measurement systems which are used for identification and classification of signals. These products are required to perform at a very high standard due to the demanding environments in which they operate.

   Filtronic's broadband technology enables its products to identify signals from a wide range of sources, thereby maximizing signal detection. Filtronic also utilizes phased array technology which enables electronic warfare systems to detect the source of a signal with greater accuracy.

Broadband Access

    Filtronic's broadband access products comprise wireless, cable and digital signal processing products.

    Filtronic's current wireless products include transceivers and filters operating at frequencies between 13 GHz and 38 GHz which are used primarily for signal "backhauling" within or between wireless communication networks. Filtronic has also developed products which have applications in point-to-multipoint distribution wireless communication systems.

    Filtronic's   cable   products   provide   high-capacity,   broadband,
two-way amplification and filtering functions for cable television systems. Filtronic's cable products include two-way broadband amplifiers, which are used to facilitate two-way data transfer upconverted, which allow digital video and data signals to be transmitted across a wireline network.

    Filtronic's digital signal processing products and capabilities are applied to a range of commercial and military applications to facilitate software control over the processing of radio signals.

Compound Semiconductors

    Filtronic  designs  and  manufactures   compound   semiconductors  for
wireless infrastructure, cellular handset and electronic warfare applications. These devices include monolithic microwave integrated circuits based on gallium arsenide pseudomorphic high electron mobility transistors which are used in current generations, and are expected to be used in future generations, of microwave and millimeter wave systems for both commercial and electronic warfare applications.

    Filtronic's facilities in Newton Aycliffe have been commissioned to manufacture switches, low noise amplifiers and power amplifier devices for cellular handset applications and power amplifier devices for use in wireless communication system base stations. A range of devices and processes for other commercial and military applications is under development.

Sales by Business Segment and Geographical Destination

    The following tables set forth the sales by business segment and by geographical destination for the three fiscal years 2000, 2001 and 2002.


                                                                     Year ended May 31,
                                                               2000          2001         2002
                                                                       (thousands)

                        Sales by business segment

                        Wireless Infrastructure           GBP131,868   GBP207,777   GBP188,589
                        Cellular Handset Products             48,177       42,174       48,845
                        Electronic Warfare                    25,995       25,728       26,977
                        Broadband Access                       9,524       11,273       12,544
                        Compound Semiconductors                7,212       11,233        7,481
                        Inter-segment sales                     (482)        (751)      (3,889)
                                                          GBP222,294   GBP297,434   GBP280,547





                                                                    Year ended May 31,
                                                               2000         2001         2002
                                                                        (thousands)

                        Sales by geographical destination

                        United Kingdom                    GBP 43,079   GBP 43,313   GBP 14,108
                        Europe                                53,247       78,274      112,976
                        North America                         95,336      128,168       84,800
                        Asia Pacific                          30,632       47,679       68,663
                                                          GBP222,294   GBP297,434   GBP280,547


Customers and Markets

    Filtronic designs and manufactures a broad range of customised RF components and subsystems and compound semiconductors used in wireless communication infrastructure equipment, cellular handsets and electronic warfare systems. In addition, Filtronic has developed applications for its technology in wireless communication markets such as cable television and high-speed internet access systems. Filtronic's products receive, filter, amplify and transmit RF signals.

    Filtronic's wireless infrastructure products are for application in any wireless communication network regardless of modulation system and at any frequency. Filtronic's cellular handset products receive, filter and transmit RF signals and are compatible with analog, digital, dual and triple band and dual and triple mode handsets.

    Filtronic's electronic warfare products are used in radar and other electronic warfare systems that protect aircraft, ships and land-based installations and applications in both electronic support measures such as detecting, locating, identifying and clarifying signals and electronic counter-measures such as jamming hostile signals. Filtronic's broadband access cable products provide high capacity, broadband, two-way amplification and filtering functions for cable television systems infrastructure.

    Filtronic's principal customers include many of the world's leading wireless infrastructure OEMs, cellular handset OEMs and prominent defense contractors. Additionally, Filtronic sells its products to wireless communication service providers and cable television system operators and suppliers.

Wireless Infrastructure

    Filtronic's principal customers in the wireless infrastructure market are Lucent, Motorola and Nokia, three of the largest OEMs in this industry. Ericsson is the only remaining significant OEM to continue to design and manufacture substantially all of its own wireless infrastructure RF components and subsystems. In fiscal 2002, Nokia represented 52% of Filtronic's sales of Wireless Infrastructure products, with Lucent representing 29% and Motorola 10%.

Cellular Handset Products

    Filtronic's principal customer in the cellular handset products market is Nokia. During fiscal 2002, Nokia accounted for 86% of Filtronic's Cellular Handset Products sales.

Electronic Warfare

    Filtronic's principal customers in the electronic warfare market are BAe, Bharat Electronics, Elettronica, Racal and Thales. During fiscal 2002, no single customer represented more than 10% of Filtronic's Electronic Warfare sales.

Broadband Access

    Filtronic's Broadband Access business comprises high frequency transceivers and filters for the wireless point-to-point market, digital signal processing products and products aimed at the cable telecommunications market. The market for Filtronic's wireless point-to-point products has suffered from low levels of demand for the last two fiscal years. Wireless point-to-point products represented 45% of Broadband Access sales in fiscal 2002. In fiscal 2002, 44% of Filtronic's sales of Broadband Access products were to Nokia. Filtronic Sigtek, which was acquired by Filtronic in August 2000, has sales of digital signal processing products to a range of OEM customers, none of whom individually represented a significant proportion of Broadband Access sales. In fiscal 2002, 24% of Broadband Access sales were to Harmonic Lightwave for cable products.

Compound Semiconductors

    Filtronic's principal customers in the compound semiconductor market are Richardson and Honeywell. During fiscal 2002, Filtronic's largest customer in this area was Richardson, which accounted for 24% of Filtronic's Compound Semiconductor sales. On July 26, 2002, Filtronic announced that its compound semiconductor fabrication facility at Santa Clara, California, which is part of Filtronic Solid State, would be closed in October 2002, with certain production being transferred to the Newton Aycliffe facility. Other products are intended to be manufactured in the future at Filtronic's Newton Aycliffe facility to satisfy Filtronic's own internal requirements. Additionally, products are expected to be supplied in connection with two strategic development and supply agreements. One of these agreements is with M/A-Com for certain commercial markets and the other is with BAe for the defence market.

Competition

Wireless Infrastructure

    The market for Filtronic's  wireless  infrastructure   products  is  highly
competitive and is characterized by rapid technological change and new product development. Management believes that competition within the wireless infrastructure market is driven primarily by the ability to design and deliver high-performance, customized products in volume, in a timely manner and at a competitive price. Filtronic faces competition in this market from a few independent suppliers, some of which are US public companies. In addition, Filtronic competes with several smaller independent suppliers that tend to have limited product offerings and production capabilities. Furthermore, the OEMs' in-house manufacturing departments are also competitors. Ericsson is the only remaining significant OEM that has a policy of designing and manufacturing substantially all of its RF products in-house.

Cellular Handset Products

    The market for cellular handset filters is dominated by several large Japanese and US high-volume manufacturers. Filtronic's Cellular Handset Products business continues to focus its resources on certain niche opportunities for ceramic filters. Filtronic has the RF design and engineering expertise and volume manufacturing capabilities to address such opportunities.

    In the market for cellular handset antennas, competitors comprise a number of businesses based in Sweden, Israel, the Far East and the United States. Management believes that it is well positioned to address this market because of its design capabilities, its automated manufacturing processes and its close relationship with its principal customer. See " - Customers and Markets" above.

Electronic Warfare

    Filtronic believes that success within the electronic warfare market is dependent on the development of new technologies and product applications to achieve the high-performance standard required for the critical and complex functions of this industry's end-use products. Most of Filtronic's competitors in the electronic warfare market are independent microwave equipment manufacturers based in the United States which have integration capabilities.

Broadband Access

    Filtronic's competitors in the cable market are principally the in-house engineering departments of the OEMs operating in this market. The competition for Filtronic's wireless point-to-point products comes principally from a small number of US manufacturers. In Filtronic Sigtek's area of business which applies digital signal processing to the cable modem test and software radio markets, the major competitors are United States based specialist digital signal processing companies or the relevant departments of large electronic test equipment OEMs.

Compound Semiconductors

    Competition  in  the  compound   semiconductor  area  comes  from
manufacturers operating principally in Japan and the United States.

Capital Expenditures

    The capital expenditures of Filtronic's five business segments for each of the last three fiscal years are shown below:

                                        Year ended May 31,
                                  2000        2001       2002
                                          (thousands)

Wireless Infrastructure     GBP 10,748  GBP 10,782  GBP 4,857
Cellular Handset Products        7,254       7,800      1,938
Electronic Warfare               2,478       1,810      2,352
Broadband Access                   246       1,862        918
Compound Semiconductors         38,239      14,207      1,249



Wireless Infrastructure

    The Wireless Infrastructure business had GBP4.9 million ($7.2 million) of capital expenditures in fiscal 2002, GBP10.8 million ($15.3 million) in fiscal 2001 and GBP10.7 million ($15.2 million) in fiscal 2000. Principal areas of investment in fiscal 2002 were the development of new manufacturing facilities in Suzhou, China, and the purchase of production equipment in the United Kingdom, the United States, Finland and Australia.

Cellular Handset Products

    The Cellular Handset Products business had GBP1.9 million ($2.8 million) of capital expenditures in fiscal 2002, GBP7.8 million ($11.1 million) in fiscal 2001 and GBP7.3 million ($10.3 million) in fiscal 2000. Principal areas of investment in fiscal 2002 were the purchase of new manufacturing equipment for handset antennas in Kempele, Finland and in Suzhou, China.

Electronic Warfare

    The Electronic Warfare business had GBP2.4 million ($3.5 million) of capital expenditures in fiscal 2002, GBP1.8 million ($2.6 million) in fiscal 2001 and GBP2.5 million ($3.5 million) in fiscal 2000. The principal area of investment in fiscal 2002 was to establish a new manufacturing line for products associated with the European Fighter Aircraft programme.

Broadband Access

    The Broadband Access business had capital expenditures of GBP0.9 million ($1.3 million) in fiscal 2002, GBP1.9 million ($2.7 million) in fiscal 2001 and GBP0.2 million ($0.3 million) in fiscal 2000. The principal area of investment in fiscal 2002 was the purchase of equipment to establish automated manufacturing capabilities in the UK.

Compound Semiconductors

    The Compound Semiconductors business had GBP1.2 million ($1.8 million) of capital expenditures in fiscal 2002, GBP14.2 million ($20.1 million) in fiscal 2001 and GBP38.2 million ($54.1 million) in fiscal 2000. The principal area of investment in fiscal 2002 was to add further production equipment at Newton Aycliffe.

Research and Development

    Filtronic  places  considerable  emphasis on research and  development which is predominantly market-led and non-speculative. Filtronic's research and development personnel comprise approximately 400 employees. Filtronic intends to maintain and enhance its engineering capability by continuing to invest significant resources in the research and development of microwave engineering applied specifically to the requirements of the markets in which it operates. Substantially all of Filtronic's research and development efforts are customer-oriented and originate as part of a specific program. In the Electronic Warfare business segment, customers from time to time finance a portion of such expenditures. Filtronic maintains a database that compiles the RF design and engineering expertise of all of its business lines into a centralized location which can be accessed by all of its engineers. Filtronic minimizes research and development costs by capitalizing on research and development for one application in the development of other products for other customers and other markets.

Seasonality

    Filtronic's sales do not generally fluctuate due to seasonality. However, due to the holiday season and the desire of OEM customers to reduce inventory levels prior to the end of the calendar year, December has tended to be the lowest sales month each year for Filtronic.

Raw Materials

    Filtronic's products require certain raw materials, such as silver and aluminum, together with certain electronic components. Filtronic sources these and other items from a variety of external suppliers with whom it believes it has built close relationships. Filtronic has not experienced, and does not anticipate that it will experience, any delays in the supply or availability of these materials and components and, as a result, it is not Filtronic's practice to enter into long-term contracts with suppliers.

Sales and Marketing

    Filtronic uses an integrated sales and marketing approach which, for each program in which it participates, involves customer interaction at each of the design, engineering and sales stages. Filtronic has sales personnel in the United Kingdom, the United States, Finland, China, Japan and Australia covering their local territories. Filtronic also uses sales representatives or agents, particularly in the Electronic Warfare and Compound Semiconductors business segments.

Patents, Licenses, Contracts and Manufacturing Processes

    Management believes that Filtronic's research, development and engineering skills, as well as its scientific and technical expertise, are of significant importance to Filtronic's business. With the exception of certain process technology which is developed at its compound semiconductor facility in Newton Aycliffe for M/A-Com and is jointly owned by Filtronic and M/A-Com, Filtronic has, by virtue of the provisions of the agreements which it has entered into with its customers, executive Directors and employees, retained the intellectual property rights in all designs, inventions, programs, discoveries or improvements made by Filtronic. In addition, Filtronic owns various patents on RF technology. Filtronic is not dependent on any license from a third party or on any patent or other technology.

    Filtronic is not dependent on any particular contract with a supplier. In each of the Wireless Infrastructure, Cellular Handset Products, Electronic Warfare and Broadband Access business segments, Filtronic has entered into purchase agreements with customers that govern the terms upon which Filtronic supplies products to those customers. These agreements are cancellable at the convenience of the customer and impose only very limited minimum purchase obligations on the relevant customer.

Environmental Matters

    Filtronic's assembly, manufacturing and other operations in the jurisdictions in which it operates are subject to a number of environmental regulatory requirements that impose restrictions on airborne and waterborne emissions and discharges of pollutants, the handling of hazardous and toxic gases and materials and the disposal of waste. Such land regulations include the Environmental Protection Act in the United Kingdom and the Clean Air Act, the Clean Water Act and the Resource Conservation and Recovery Act in the United States. In the United States, state laws parallel and in some cases impose more stringent requirements than federal law particularly with regard to fire safety, chemical handling and building regulations. Similar regulations apply to Filtronic's operations in Australia and Finland. Increasing governmental regulation and enforcement in China is likely.

    The cost of complying with these regulations can be significant, particularly in the Compound Semiconductors business segment and in this business Filtronic expects to incur significant compliance costs.

    Estimates of future costs of such environmental regulatory matters are imprecise due to numerous uncertainties, including the enactment of new laws and regulations and the development and application of new technologies. Filtronic budgets for these matters when these costs can be reasonably estimated.

Properties, Plants and Equipment

    Filtronic operates out of 17 principal facilities. The table below sets forth certain details of Filtronic's facilities:



                                            Operating subsidiaries occupying
  Location                     Ownership    and business segment(s)              Description of facility

  Shipley,                     Owned        Filtronic Comtek(UK) -               Design, manufacturing and silver-
  England, UK                               Wireless Infrastructure              plating facility and administrative
                                                                                 office

  Stewarton,                   Owned        Filtronic Comtek(UK) -               Machining facility
  Scotland, UK                              Wireless Infrastructure

  Wolverhampton,               Owned        Filtronic Comtek(UK) -               Design and manufacturing facility
  England, UK                               Wireless Infrastructure

  East Kilbride,               Owned        Filtronic Comtek (UK) -              Design and manufacturing facility
  Scotland, UK                              Wireless Infrastructure

  Shipley,                     Leased       Filtronic Broadband -                Design and manufacturing facility
  England, UK                               Broadband Access

  Shipley,                     Owned        Filtronic Components -               Design and manufacturing facility
  England, UK                               Electronic Warfare

  Milton Keynes,               Leased       Filtronic Components -               Design and manufacturing facility
  England, UK                               Electronic Warfare

  Newton Aycliffe,             Owned        Filtronic Compound                   Design and manufacturing facility
  England, UK                               Semiconductors-
                                            Compound Semiconductors
                                            Filtronic Components-
                                            Electronic Warfare-
                                            Filtronic Broadband-
                                            Broadband Access

  Kempele, Finland             Owned        Filtronic LK -                       Design and manufacturing facility
                                            Wireless Infrastructure and
                                            Cellular Handset Products

  Brisbane,                    Owned        Filtronic Comtek -                   Design and manufacturing facility
  Queensland, Australia                     Wireless Infrastructure

  Suzhou, China                Leased       Filtronic Suzhou -                   Manufacturing and silver-plating
                                            Wireless Infrastructure and          facility
                                            Cellular Handset Products

  Salisbury,                   Owned        Filtronic Comtek -                   Design and manufacturing facility
  Maryland, USA                             Wireless Infrastructure

  Merrimack,                   Owned        Filtronic Comtek -                   Design and manufacturing facility
  New Hampshire, USA                        Wireless Infrastructure
                                            Sage Laboratories -
                                            Electronic Warfare

  Chicago, Illinois, USA       Leased       Filtronic Comtek -                   Design facility
                                            Wireless Infrastructure




                                            Operating subsidiaries occupying
  Location                     Ownership    and business segment(s)              Description of facility

  Columbia,                    Leased       Filtronic Sigtek -                   Design and manufacturing facility
  Maryland, USA                             Broadband Access

  Natick,                      Owned        Sage Laboratories -                  Design and manufacturing facility
  Massachusetts, USA                        Electronic Warfare

  Santa Clara,                 Leased       Filtronic Solid State-               Design and manufacturing facility
  California, USA                           Compound Semiconductors and
                                            Electronic Warfare


     The properties listed above contain plant and equipment suited for a variety of uses including manufacturing, research and development, engineering, design and administration. The specialist plant and equipment deployed at Newton Aycliffe, United Kingdom, is particularly significant for Filtronic's compound semiconductor operations.

     In addition to the principal properties listed above, Filtronic owns a 22,000 square foot facility in Kempele, Finland, which is used as a warehouse, and a 13 acre site in Shipley, United Kingdom, which could accommodate up to 320,000 square feet of manufacturing and office space in the future. In certain locations Filtronic also leases small properties that are used as offices, warehouses or short-term housing for visiting staff.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accounting Principles

    Filtronic's financial statements are prepared in accordance with UK GAAP, which differ from US GAAP in a number of significant respects as described in note 37 of the Notes to the Financial Statements. The principal differences relate to the treatment of foreign currency translations, pension costs, stock compensation, goodwill amortization and foreign exchange gains.

Critical Accounting Policies

    The preparation of the consolidated financial statements requires Filtronic's management to make estimates and use judgements which affect the reported amounts of assets, liabilities, income and expenditure and related disclosures. These estimates and judgements are reviewed by Filtronic's management on an ongoing basis to determine their appropriateness in the light of changing business circumstances. Such estimates and judgements apply to warranty provisions, cost to complete provisions, obsolescence of stocks, recoverability of debts, intangible fixed assets, tangible fixed assets, pensions, contingent liabilities, currency hedges, contractual commitments and other business transactions. Filtronic's management bases its estimates and judgements upon previous business experience, internally and externally generated market information and advice from a range of internal and external sources. Management can give no assurances that future outcomes and results will not differ from expectations based upon the estimates and judgements used.

    Management believes that the following are the more critical areas of estimate and judgement used in the application of accounting policies which affect Filtronic's financial condition and results of its operations. Filtronic's principal accounting policies are set out in note 1 of the Notes to Financial Statements and the following commentary should be read in conjunction with those accounting policies.

Intangible fixed assets and tangible fixed assets

    In accordance with Financial Reporting Standard No.11, Filtronic's management conducts a periodic review of the carrying value of its intangible and tangible fixed assets where there are indications that there may have been an impairment to the carrying value of such assets. Indications of such an impairment include the incurrence of losses, the indication of future losses or management decisions to dispose of certain assets or terminate certain business activities.

    As at May 31, 2002, Management carried out such a review which has resulted in a GBP10.4 million write down of intangible fixed assets and a write down of GBP7.9 million against tangible fixed assets. The principal method used by Management to determine carrying value was to project and then discount forecast cash flows arising from these assets. If these future cash flows were to be less than forecast, their timing to be later than forecast or were different assumptions to be made regarding discount rates used in the calculation of the net present value of those forecast cash flows, then the carrying value of intangible and tangible fixed assets may have to be written down further.

Stocks

    Filtronic makes provisions against the value of stocks to allow for estimated obsolescence or unsaleable items. These provisions are calculated to write down the value of stocks to their net realisable value where such value is determined to be lower than cost. If net realisable values were to be even lower or if market conditions occur such that other stocks were to become obsolete or unsaleable, then additional provisions for obsolescence would be required.

Cost to complete provisions

    Where Filtronic is liable to complete  customer  contracts over time, estimates are prepared to compare the forecast revenues arising from the contract with the estimated costs of engineering, manufacturing and delivering the related products to the customer. Where such costs are determined to be in excess of the forecast revenues, provisions are made to recognise the anticipated future losses as soon as such losses are expected to be sustained. If future costs were to exceed estimates, then additional losses would be incurred and provisions may need to be increased.

Operating Results

Overview

Filtronic conducts its operations through the following five business segments:

    * Wireless Infrastructure;

    * Cellular Handset Products;

    * Electronic Warfare;

    * Broadband Access; and

    * Compound Semiconductors.

    Additionally, certain research and development, management and corporate costs are classified as Central. These costs are not allocated to the business segments.

    During the fiscal year ended May 31, 2001, Filtronic acquired Sigtek, Inc. (now Filtronic Sigtek, Inc.). This acquisition is part of the Broadband Access business segment and brought digital signal processing capability to Filtronic. Filtronic's operating results for the year ended May 31, 2001 include 275 days of Filtronic Sigtek's operating results.

Extracts from the Consolidated Profit and Loss Accounts



                                                                                           Year ended May 31,
                                                                                     2000          2001           2002
                                                                                  (thousands, except per share amounts)

  Sales - continuing operations                                                GBP222,294    GBP297,434     GBP280,547

  Costs
  (Increase)/decrease in stocks of finished
   goods and work in progress                                                      (5,534)       (7,410)        6,437
  Raw materials and consumables                                                    97,630       138,520       108,776
  Staff costs - excluding share compensation                                       74,062        89,751        84,807
  Staff costs - share compensation                                                      -         2,293         1,570
  Depreciation                                                                      9,737        16,759        20,433
  Exceptional tangible fixed asset impairment                                           -             -         7,938
  Goodwill amortization                                                             3,522         4,884         5,352
  Exceptional goodwill impairment                                                       -        14,078        16,036
  Other operating charges                                                          37,814        47,590        42,261
                                                                                  217,231       306,465       293,610
  Operating profit/(loss)                                                           5,063        (9,031)      (13,063)
  Net interest payable                                                             (9,878)      (12,531)      (12,638)
  Net financing currency exchange gain                                                923           335           165

  Loss on ordinary activities before taxation                                      (3,892)      (21,227)      (25,536)
  Taxation on profit on ordinary activities                                        (4,032)       (1,564)       (3,508)

  Loss for the year                                                                (7,924)      (22,791)      (29,044)
  Dividends                                                                        (1,943)       (1,994)       (1,999)

  Deficit for the year                                                         GBP (9,867)  GBP (24,785)  GBP (31,043)

  Loss per share
    Basic                                                                          (11.64)p      (31.24)p      (39.31)p
    Diluted                                                                        (11.64)p      (31.24)p      (39.31)p

  Weighted average numbers of shares outstanding
    Basic                                                                          68,055        72,963        73,882
    Diluted                                                                        68,055        72,963        74,834



Business Segment Analysis


                                                                                    Year ended May 31,
                                                                             2000          2001          2002
                                                                                       (thousands)

  Sales
  Wireless infrastructure                                              GBP131,868    GBP207,777    GBP188,589
  Cellular handset products                                                48,177        42,174        48,845
  Electronic warfare                                                       25,995        25,728        26,977
  Broadband access                                                          9,524        11,273        12,544
  Inter-segment                                                              (482)         (751)       (3,889)
  Total excluding compound semiconductors                                 215,082       286,201       273,066
  Compound semiconductors                                                   7,212        11,233         7,481
                                                                       GBP222,294    GBP297,434    GBP280,547

  Operating profit/(loss) before goodwill amortization and
  impairment, tangible fixed asset impairment and share compensation
  Wireless infrastructure                                               GBP 9,296    GBP 27,212    GBP 31,777
  Cellular handset products                                                11,917         6,979        11,570
  Electronic warfare                                                        1,295          (443)       (1,336)
  Broadband access                                                         (3,365)       (2,769)       (3,030)
  Central costs                                                            (2,347)       (3,825)       (4,952)
  Total excluding compound semiconductors                                  16,796        27,154        34,029
  Compound semiconductors                                                  (8,211)      (14,930)      (16,196)
                                                                        GBP 8,585    GBP 12,224    GBP 17,833
  Operating profit/(loss)
  Wireless infrastructure                                               GBP 9,296    GBP 27,212    GBP 31,777
  Cellular handset products                                                10,078         5,211         9,678
  Electronic warfare                                                        1,053          (698)       (1,583)
  Broadband access                                                         (3,365)       (6,407)      (11,999)
  Central costs                                                            (2,347)       (3,825)       (4,952)
  Total excluding compound semiconductors                                  14,715        21,493        22,921
  Compound semiconductors                                                  (9,652)      (30,524)      (35,984)
                                                                        GBP 5,063    GBP (9,031)  GBP (13,063)

Fiscal 2002 compared with fiscal 2001

Filtronic Group

    Sales decreased by 5.7% from GBP297.4 million to GBP280.5 million, a decrease of GBP16.9 million. This decrease was primarily attributable to a GBP19.2 million decrease in sales in the Wireless Infrastructure business segment, which was partially offset by an increase of GBP6.2 million in sales in the Cellular Handset Products business segment.

    Operating loss increased by GBP4.1 million from GBP9.0 million to GBP13.1 million. Losses in the Compound Semiconductors business segment increased by GBP5.5 million. The operating loss of the Compound Semiconductors business segment included an exceptional tangible fixed asset impairment charge of GBP7.9 million. Additionally, this business segment sustained a charge for exceptional goodwill impairment of GBP10.4 million in fiscal 2002, a decrease of GBP3.7 million compared to a GBP14.1 million charge for exceptional goodwill impairment sustained in fiscal 2001. Losses in the Electronic Warfare business segment increased by GBP0.9 million and Central Costs increased by GBP1.2 million. The Broadband Access business segment's operating losses increased by GBP5.6 million. This was primarily due to an exceptional goodwill impairment charge of GBP5.7 million. These increased operating losses were partially offset by an increase of GBP4.6 million in the operating profits of the Wireless Infrastructure business segment and an increase of GBP4.5 million in the operating profits of the Cellular Handset Products business segment.

    Research and development costs increased by 0.5% from GBP32.0 million to GBP32.1 million. As a percentage of sales, research and development costs increased to 11.5% from 10.8%. The increase in research and development costs as a percentage of sales was primarily due to the decrease in Wireless Infrastructure sales.

    Raw materials and consumables decreased by 21.5% from GBP138.5 million to GBP108.8 million. This decrease was primarily due to decreased levels of activity in the Wireless Infrastructure business segment as sales levels reduced.

    Staff costs decreased by 6.2% from GBP92.0 million to GBP86.4 million.
As a percentage of sales, staff costs decreased from 30.9% to 30.8%. By way of a programme of redundancies and by not replacing certain staff who left employment the monthly average number of people employed decreased by 11.0% from 3,729 in fiscal 2001 to 3,318 in fiscal 2002. The staff reductions were made primarily to align employee numbers better to reductions in sales in the Wireless Infrastructure business.

    Depreciation increased by 21.9% from GBP16.8 million to GBP20.4 million primarily as a result of increased charges in all of the business segments in fiscal 2002 following high levels of capital expenditure in the previous year.

    A charge of GBP7.9 million for exceptional tangible fixed asset impairment was made in fiscal 2002 as a result of the decision to close the compound semiconductor fabrication facility at Filtronic Solid State.

    Goodwill amortization increased by 9.6% primarily as a result of the impact of currency exchange movements on the calculation of goodwill amortization.

Exceptional goodwill impairment increased by GBP1.9 million from GBP14.1 million to GBP16.0 million. In fiscal 2002, all of the remaining goodwill attributable to the compound semiconductor business at Filtronic Solid State was written off, following the decision to close the fabrication facility there. This amounted to GBP10.4 million. Additionally, all of the remaining goodwill attributable to Filtronic Sigtek was written off, following a review of forecast cash flows expected to arise from that business. This amounted to GBP5.7 million.

    Other operating charges decreased by 11.2% from GBP47.6 million to GBP42.3 million as a result of the overall reduction in sales and numbers of employees.

    Net interest payable increased from GBP12.5 million to GBP12.6 million primarily as a result of the impact of the write off of debt issue costs arising on the repurchase of Notes during fiscal 2002. The increase in net interest payable was also due to a decrease in interest receivable from GBP1.0 million to GBP0.4 million which was in turn due to a decrease in bank deposit interest rates and a decrease in the average amounts of cash balances maintained during fiscal 2002.

    Taxation on profit on ordinary activities increased from GBP1.6 million to GBP3.5 million, primarily as a result of higher levels of taxable profits in Finland.

    As a result of the above, Filtronic incurred a loss for fiscal 2002 of GBP29.0 million compared to GBP22.8 million in fiscal 2001. Due to these increased losses and to an increase in the number of shares in issue, Filtronic reported a loss per share of 39.31p for fiscal 2002 compared to a loss of 31.24p for fiscal 2001. The amounts of loss per share are the same if calculated on a diluted basis.

    Dividends remained unchanged at GBP2.0 million. The value of the dividend per share remained constant at 2.70p.

Wireless Infrastructure

    Sales in the Wireless Infrastructure business segment decreased by 9.2% from GBP207.8 million to GBP188.6 million, a decrease of GBP19.2 million. This decrease was primarily due to a decrease in sales in the United States of TDMA and CDMA products of GBP18.6 million. In addition, sales in the UK of GSM 900 and PCN 1800 products decreased by GBP5.7 million. Sales in Australia decreased by GBP2.5 million, primarily due to weaker demand for CDMA and WCDMA products from China and Japan, respectively. In China, sales decreased by GBP2.9 million due to weaker demand for GSM products. These decreases were partially offset by an increase in sales in Finland of GBP10.5 million as a result of increased demand for GSM and WCDMA products.

    Operating profit increased by 16.8% from GBP27.2 million to GBP31.8 million, an increase of GBP4.6 million. Increases in operating profit in the UK and Finland were partially offset by decreases in the United States and Australia. Only the operation in China incurred losses, which were lower than those incurred in fiscal 2001. In general, operating profit improved due to better manufacturing efficiencies and cost reductions, partially offset by lower selling prices.

Cellular Handset Products

    Sales in the Cellular Handset Products business segment increased by 15.8% from GBP42.2 million to GBP48.8 million, an increase of GBP6.6 million. This increase was primarily due to increased demand for handset antennas. Demand for ceramic filters for handsets remained broadly constant in both fiscal 2001 and 2002. Management believes that Filtronic's share of antenna sales in the world handset market grew from approximately 18% in fiscal 2001 to approximately 21% in fiscal 2002. Operations in China contributed GBP8.8 million of the sales in this business segment with the remaining GBP40.0 million being derived from Finland.

    Operating profit increased from GBP5.2 million to GBP9.7 million, an increase of GBP4.5 million, primarily as a result of the increased levels of sales but also because of the lower costs of manufacturing in China.

Electronic Warfare

    Sales increased by GBP1.3 million from GBP25.7 million to GBP27.0 million. Sales in the United States increased by GBP2.8 million from GBP13.4 million to GBP16.2 million. This increase was partially offset by an aggregate decrease of GBP1.8 million in sales in the United Kingdom and Australia. The Australian operation, which contributed GBP0.4 million of sales in fiscal 2002, was sold to local management for a nominal sum in March 2002.

    Operating loss increased by GBP0.9 million from GBP0.7 million to GBP1.6 million. This loss was primarily caused by an increase in losses in the United Kingdom as a result of increased costs and decreased levels of sales.

Broadband Access

    Sales increased by GBP1.2 million from GBP11.3 million to GBP12.5 million, an increase of 11.3%. This increase was primarily due to increased sales at Filtronic Sigtek. The increase in sales of Filtronic Sigtek was due in part to the inclusion of a full year of Filtronic Sigtek's sales in fiscal 2002 compared to only 275 days of sales in fiscal 2001.

    Operating loss increased by GBP5.6 million from GBP6.4 million to GBP12.0 million. The losses included exceptional goodwill impairment of GBP5.7 million and share compensation expense of GBP1.6 million, both of which relate to Filtronic Sigtek.

Compound Semiconductors

    Sales decreased by GBP3.7 million from GBP11.2 million to GBP7.5 million. All of these sales occurred at Filtronic Solid State. The decrease was primarily due to a lack of demand for products addressing the opto-electronic market.

    Operating loss increased by GBP5.5 million from GBP30.5 million to GBP36.0 million. Operating losses included GBP10.4 million of exceptional goodwill impairment and GBP7.9 million of exceptional fixed asset impairment, both of which relate to Filtronic Solid State. On July 26, 2002, it was announced that the fabrication facility for compound semiconductors at Filtronic Solid State was to close in October 2002. Further closure costs which are estimated at GBP2.5 million will be incurred during fiscal 2003. The operating loss of GBP36.0 million included GBP12.2 million relating to the Newton Aycliffe compound semiconductor operation.

Central Costs

    Central costs increased by 29.5% from GBP3.8 million to GBP5.0 million, an increase of GBP1.2 million. This was primarily due to increased administration costs of the Filtronic group and to the recruitment of a number of research and engineering staff whose costs were not directly attributable to any one of the five business segments.

Fiscal 2001 compared with fiscal 2000

Filtronic Group

    Sales increased by 25.3% from GBP222.3 million to GBP297.4 million, an increase of GBP75.1 million. This increase was primarily attributable to a GBP75.9 million increase in sales in the Wireless Infrastructure business segment. GBP2.5 million of the increase was attributable to the inclusion of sales arising from the acquisition of Filtronic Sigtek, which was made during the year.

    Operating profit decreased by GBP14.1 million from an operating profit of GBP5.1 million to an operating loss of GBP9.0 million. A decrease in operating profits in the Cellular Handset Products business segment accounted for GBP4.9 million of this decrease. Increased losses in the Compound Semiconductors business segment, which included a charge for exceptional goodwill impairment of GBP14.1 million, accounted for a further GBP20.9 million of this decrease. Additionally, the results of the Electronic Warfare business segment accounted for GBP1.7 million of this decrease and Central costs increased by GBP1.5 million. The Broadband Access business segment's operating losses increased by GBP3.0 million, including GBP4.1 million attributable to the inclusion of operating losses arising from the acquisition of Filtronic Sigtek during the fiscal year. These increased operating losses were partially offset by an increase of GBP17.9 million in the operating profits of the Wireless Infrastructure business segment.

    Research and development costs increased by 21.2% from GBP26.4 million to GBP32.0 million. As a percentage of sales, research and development costs decreased from 11.9% to 10.8%. The increase in research and development costs was primarily due to staff recruitment in the Compound Semiconductor business segment. The decrease in research and development costs as a percentage of sales was due to the increase in Wireless Infrastructure sales.

    Raw  materials  and  consumables  increased  by 41.9%  from  GBP97.6 million to GBP138.5 million. This increase was primarily due to increased levels of activity in the Wireless Infrastructure business segment. Levels of raw materials in this business segment were increased to provide greater manufacturing flexibility and levels of finished goods were increased to support shorter delivery times to customers.

    Staff costs increased by 24.2% from GBP74.1 million to GBP92.0 million. As a percentage of sales, staff costs decreased from 33.3% to 30.9%. The monthly average number of people employed increased by 28.6% from 2,900 to 3,729 primarily because of the increasing size of the Wireless Infrastructure business and also because of recruitment in the Compound Semiconductor business segment.

    Goodwill amortization increased by 28.1% primarily as a result of the impact of the acquisition of Sigtek in August 2000.

    An exceptional goodwill impairment charge of GBP14.1 million relating to the compound semiconductor business at Filtronic Solid State was made following a review of the forecast cash flows expected to arise from that business.

    Other operating charges increased by 25.8% from GBP37.8 million to GBP47.6 million as a result of the increase in sales and numbers of employees.

    Net interest payable increased from GBP9.9 million to GBP12.5 million primarily as a result of Filtronic utilising a greater proportion of its bank overdraft facility to fund losses, increases in working capital and capital expenditure. The increase in net interest payable was also due to a decrease in interest receivable from GBP2.5 million to GBP1.0 million which was in turn due to a decrease in average cash balances.

    A net financing currency exchange gain of GBP0.3 million arose in fiscal 2001 compared to GBP0.9 million in fiscal 2000. The gain was attributable to the translation of certain cash balances held in foreign currencies. The decrease of GBP0.6 million when compared to fiscal 2000 is primarily due to the stronger US dollar compared to the pound sterling at May 31, 2001 compared to May 31, 2000.

    Taxation on profit on ordinary activities decreased from GBP4.0 million to GBP1.6 million, primarily as a result of lower levels of taxable profits in Finland and Australia.

    As a result of the above, Filtronic incurred a loss for fiscal 2001 of GBP22.8 million compared to GBP7.9 million in fiscal 2000. Due to these increased losses and to an increase in the number of shares in issue, Filtronic reported a loss per share of 31.24p for fiscal 2001 compared to a loss of 11.64p for fiscal 2000. These are the same if calculated on a diluted basis.

    Dividends increased from GBP1.9 million to GBP2.0 million as a result of an increase in the number of shares in issue from 72.0 million at May 31, 2000 to 73.6 million at May 31, 2001. The value of the dividend per share remained constant at 2.70p.

Wireless Infrastructure

    The Wireless Infrastructure business segment increased sales by 57.5% from GBP131.9 million to GBP207.8 million, an increase of GBP75.9 million. This increase was primarily due to an increase in sales in the United States of TDMA and CDMA products of GBP28.6 million. In addition, sales in the UK of GSM 900 and PCN 1800 products increased by GBP19.6 million. Sales in Australia increased by GBP10.0 million, primarily due to demand for CDMA and WCDMA products from China and Japan, respectively. Sales in Finland increased by GBP10.8 million and in China by GBP6.9 million. These increases were each due to demand for GSM products.

    Operating profit increased by 192.5% from GBP9.3 million to GBP27.2 million, an increase of GBP17.9 million. Every one of Filtronic's Wireless Infrastructure operations throughout the world improved its operating result when compared to fiscal 2000. In the UK, operating profit increased from GBP9.6 million to GBP15.7 million, an increase of GBP6.1 million or 63.5%; in the United States, operating profit increased by GBP10.4 million; in Australia, operating profit increased by GBP1.2 million or 93.3%; and in Finland, operating losses decreased by GBP0.7 million. Each of these movements was primarily due to increased sales. Start up losses of GBP0.4 million were incurred in China and GBP0.1 million in Japan, where a representative office was established in April 2001. The Japanese subsidiary had no sales in fiscal 2001.

Cellular Handset Products

    Sales in the Cellular Handset Products business segment decreased by 12.4% from GBP48.2 million to GBP42.2 million, a decrease of GBP6.0 million. This was primarily due to a decrease in demand for helical filters which were used in analog cellular handsets, the market for which has now ended. This decrease was partially offset by increased sales due to increased demand for handset antennas. Demand for ceramic filters for handsets remained broadly constant. Filtronic's share of antenna sales in the world handset market grew from approximately 15% in fiscal 2000 to approximately 18% in fiscal 2001. Operations in China contributed GBP5.5 million of the sales in this business segment with the remaining GBP36.7 million being derived from Finland.

    Operating profits fell from GBP10.1 million to GBP5.2 million, a decrease of GBP4.9 million, primarily as a result of the reduced levels of sales but also because of the costs of establishing manufacturing operations in China. Other relevant factors included the reduction of selling prices caused by market supply pressures. As a result of all of these factors, operating profit as a percentage of sales decreased from 20.9% to 12.4%.

Electronic Warfare

    Sales fell by GBP0.3 million from GBP26.0 million to GBP25.7 million. Sales were broadly constant in each of the Electronic Warfare operations throughout the world.

    Operating profit decreased by GBP1.8 million from an operating profit of GBP1.1 million to an operating loss of GBP0.7 million. This loss was primarily caused by losses in the UK and Australia as a result of increased costs of materials.

Broadband Access

    Sales increased by GBP1.8 million from GBP9.5 million to GBP11.3 million, an increase of 18.9%. This increase was due to the inclusion of GBP2.5 million of sales attributable to the acquisition of Filtronic Sigtek. 275 days of the operating results of Filtronic Sigtek are included in the fiscal 2001 operating results of this business segment.

    Operating losses increased by GBP3.0 million from GBP3.4 million to GBP6.4 million. Filtronic Sigtek incurred GBP4.1 million of these losses. The Filtronic Sigtek losses included goodwill amortization of GBP1.3 million and share compensation expense of GBP2.3 million.

Compound Semiconductors

    Sales increased by GBP4.0 million from GBP7.2 million to GBP11.2 million, an increase of 55.6%. The increase in sales was due to increased demand for compound semiconductors for the merchant market supplied by Filtronic Solid State. No sales arose from the compound semiconductor facility at Newton Aycliffe.

    Operating losses increased by GBP20.9 million from GBP9.6 million to GBP30.5 million. GBP14.1 million of this increase was attributable to an exceptional goodwill impairment charge relating to Filtronic Solid State following a review of the forecast cash flows expected to arise from that business. The remainder of the increase was attributable to increased numbers of employees and costs at the Newton Aycliffe facility.

Central Costs

    Central costs increased by 65.2% from GBP2.3 million to GBP3.8 million, an increase of GBP1.5 million. This was primarily due to increased administration costs of the Filtronic group and to the recruitment of a number of research and engineering staff whose costs were not directly attributable to any one of the five business segments.

Liquidity and Capital Resources

Fiscal 2002 compared with fiscal 2001 and fiscal 2000

    In fiscal 2002, fiscal 2001 and fiscal 2000, Filtronic utilized funds generated by operating activities, from the issue of shares and from borrowings, to finance working capital, capital expenditure and acquisitions. During the three fiscal years, Filtronic issued new shares to the value of GBP77.1 million. The proceeds from the issuance of these shares were used primarily for capital expenditure. At May 31, 2002, Filtronic had cash balances of GBP9.1 million, compared to GBP5.6 million at May 31, 2001 and GBP39.5 million at May 31, 2000. Borrowings totalled GBP96.2 million at May 31, 2002, compared to GBP135.3 million at May 31, 2001 and GBP115.5 million at May 31, 2000. In addition, Filtronic has a GBP31.0 million bank overdraft facility, all of which was undrawn at May 31, 2002. On July 1, 2002, this overdraft facility was renewed and it is due for review again in June 2003.

    In fiscal 2002, fiscal 2001 and fiscal 2000, cash flow from operating activities totalled GBP64.2 million, GBP7.5 million and GBP6.9 million, respectively, after expensing all research and development costs and accounting for all movements in working capital. In fiscal 2002, cash flow from operating activities increased by GBP56.7 million compared to fiscal 2001. This was primarily due to a cash inflow of GBP15.9 million arising from a reduction in working capital in fiscal 2002 compared to a cash outflow of GBP21.2 million arising from an increase in working capital in fiscal 2001. Additionally, in fiscal 2002, cash flow from operating activities benefitted from the receipt of GBP10 million deferred licence fee income from BAe. There was no material difference in cash flow from operating activities in fiscal 2001 and fiscal 2000.

    Net cash outflows from returns on investment and servicing of finance totalled GBP11.3 million, GBP11.7 million and GBP10.0 million, respectively, for fiscal 2002, fiscal 2001 and fiscal 2000. In each of these fiscal years, the principal outflow was interest paid in relation to the Senior Notes. Interest received of GBP2.5 million in fiscal 2000 caused the fiscal 2000 outflow to be less than that in fiscal 2001 and fiscal 2002.

    Net capital expenditure in fiscal 2002, fiscal 2001 and fiscal 2000 totalled GBP9.0 million, GBP40.3 million and GBP52.6 million respectively. In fiscal 2002, capital expenditure was substantially lower than in fiscal 2001 and fiscal 2000 as the major investment programmes in the Compound Semiconductors and Cellular Handset Products businesses were completed in fiscal 2001. In fiscal 2001, the principal components of the net capital expenditure were GBP14.2 million in relation to the Compound Semiconductors business segment, GBP8.4 million in Finland which was primarily attributable to the Cellular Handset Products business, GBP6.6 million for the Wireless Infrastructure business in the UK, the United States and in Australia and GBP2.4 million in China. GBP1.8 million was spent in the Electronic Warfare business, GBP1.9 million in Broadband Access and GBP1.6 million in Central. In fiscal 2000, the principal areas of capital expenditure were GBP38.2 million in Compound Semiconductors and GBP7.3 million in Cellular Handset Products. Of the GBP52.6 million of expenditure in fiscal 2000, GBP19.5 million was in respect of freehold land and buildings and included GBP2.3 million to acquire 13 acres of land near Filtronic's headquarters in the UK for future expansion.

    As a result of the above, net cash inflow before financing was GBP39.6 million in fiscal 2002 compared to an outflow of GBP49.7 million in fiscal 2001 and an outflow of GBP59.7 million in fiscal 2000. The outflow in fiscal 2001 was financed by the raising of GBP1.8 million from the issue of new shares, by a reduction in cash of GBP33.9 million and by an increase in borrowings of GBP20.7 million. In fiscal 2000 the outflow was financed by the raising of GBP75.0 million from the issue of new shares. In fiscal 2002, Filtronic applied GBP22.0 million of its cash inflow before financing to repaying loans, including $29.25 million of the Notes and GBP1.4 million of other loans. Cash flow after financing was a cash inflow of GBP17.9 million in fiscal 2002, a cash outflow of GBP48.5 million in fiscal 2001 and a cash inflow of GBP12.3 million in fiscal 2000. In fiscal 2002, Filtronic's cash balances increased by GBP3.5 million and its bank overdraft decreased by GBP14.2 million.

    Filtronic plc's Board of Directors is authorized until the date of the next Annual General Meeting of shareholders to issue new ordinary shares for cash up to an aggregate amount equal to the lesser of one third of the nominal value of the issued ordinary share capital of Filtronic plc as at July 29, 2002 or the authorized but unissued share capital of Filtronic plc. This authority was granted at the Annual General Meeting held on September 27, 2002.

    At May 31, 2002 Filtronic was committed to capital expenditure of GBP2.2 million which was contracted for but not provided in the financial statements for the year ended May 31, 2002.

    The Board of Directors of Filtronic plc believe that, based on Filtronic's current levels of operations and anticipated growth, its cash flow from operations, together with undrawn bank facilities, will be adequate to meet its anticipated requirements for working capital, capital expenditures and interest payments for the foreseeable future.

Research and Development

    For the years ended May 31, 2002, 2001 and 2000, Filtronic's research and development expenditure totalled GBP32.1 million, GBP32.0 million and
GBP26.4 million, respectively. This represented 11.4%, 10.8% and 11.9%, respectively, of sales in those fiscal years. Filtronic charges all of its research and development expenditure to the profit and loss account as it is incurred.

    Most research and development costs are borne within the business segments; however, the cost of a central team of engineers is borne within Central costs. This central team includes Filtronic's Director of Engineering and is responsible for the coordination of research and development activities throughout Filtronic together with the development of generic products and the maintenance of Filtronic's intellectual property.

    All of Filtronic's research and development is carried out at its own risk, although, in the Electronic Warfare business segment, an element of the costs may be financed by customers, typically on the achievement of development milestones.

    Research and development costs comprise the employment costs of staff and the cost of materials consumed in the research and development activities. No general overhead is attributed to these activities.

Outlook

    As a result of the  terrorist  activities  perpetrated  in the United
States on September 11, 2001, world economic conditions have become unpredictable. Nevertheless worldwide development of wireless communications systems is expected to continue for the next several years, creating demand for Filtronic's Wireless Infrastructure, Cellular Handset Products, Broadband Access and Compound Semiconductors business segments. Additionally, all of these business segments may benefit from the forthcoming deployment of 3G mobile cellular systems.

    In the Wireless Infrastructure business, which represents approximately 67% of Filtronic's fiscal 2002 sales, Filtronic remains a supplier to each of three major OEM customers on cellular base station programs. Uncertain short term global market conditions remain for the Wireless Infrastructure business. Currently, demand for 2.5G GSM products remains strong, underpinned by the deployment of these systems in the United States. Demand for CDMA 2000 transmit/receive modules weakened in the first quarter of fiscal 2003, however, and future requirements are uncertain.

    Demand for these wireless infrastructure products is expected to continue throughout the rest of fiscal 2003 and beyond, although, as Filtronic has previously emphasized on numerous occasions, the timing of customers' manufacturing programs can cause significant fluctuations in short term performance. The timing of the introduction of 3G systems by cellular operators remains uncertain, but it is likely that the deployment of such systems will offer further growth opportunities to Filtronic.

    Worldwide demand for the supply of telecommunications products has declined significantly during the last year with few signs of an imminent upturn. Within this environment, Filtronic has increased and consolidated its position as the leading independent supplier of transmit receive modules for mobile base stations. Additionally, the company has developed several new processes including those for high power microwave transistors, which is the key technology for the company's high performance power amplifier modules.

    Technology hardware demonstrations of these modules have taken place with three leading OEMs. These have been well received and further development work for these potential customers is underway, including the provision of sample modules. The objective remains to become qualified into 3G WCDMA programmes with one or more of these customers.

    Additionally, Filtronic has signed a Product Development and Marketing Alliance Agreement with Powerwave Technologies, Inc. ("Powerwave") based in Santa Ana, California. Powerwave, which is listed on NASDAQ in the United States, is the leading independent supplier of power amplifiers for mobile communications base stations, with annual sales in excess of $400 million. Through this agreement Filtronic and Powerwave aim to develop and supply integrated RF solutions combining Powerwave's power amplifier products and Filtronic's RF transmit receive products. These integrated solutions will be offered to OEM customers in the wireless infrastructure market. Additionally, the agreement may provide an opportunity for sales of Filtronic's power amplifier modules to Powerwave.

    In Cellular Handset Products, the antenna business has continued to grow, and Management believes that Filtronic is one of the world's leading suppliers of handset antennas. Filtronic's market share has been increasing with the market shift towards internal antennas. Antennas represented 74% of Filtronic's Cellular Handset Products sales in fiscal 2002. Demand for antennas in the first half of fiscal 2003 has increased, driven by the new generation of GSM phones. The outlook for ceramic diplexers for cellular handsets is dependent upon the successful development of such products for WCDMA and CDMA applications. The demand for the current range of ceramic diplexers, which address the TDMA market in the United States, has reduced materially in the first half of fiscal 2003.

    The Electronic Warfare business segment is expected to grow steadily. The manufacture of the European Fighter Aircraft offers additional growth opportunities for the next several years. In fiscal 2002, the Electronic Warfare business segment traded weakly with increased operating losses compared to fiscal 2001 and lower sales than Management expected although order backlog is strong. The shipment of certain major subsystems in the second half of fiscal 2003 should have a significant positive impact on the financial results of this segment.

    The Broadband Access business segment has suffered from very low levels of demand for its current point to point transceiver products in the second half of fiscal 2002 resulting in continuing losses. Market conditions are such that major improvements in the trading performance of this business segment are unlikely in fiscal 2003. Resources are being focused on the automation of certain of the manufacturing steps to produce millimeter wave transceivers for the cellular communications market. Progress has been made in this regard, and as Filtronic improves its ability to produce such products in high volumes, Filtronic's position in this market should also improve.

    The strategy for the investment in the compound semiconductor facility at Newton Aycliffe remains unaltered but with an additional range of products. The Supply and Development Agreement with BAe resulted in a substantial cash receipt during the second half of fiscal 2002, although none of this has been recognised in the profit and loss account. Business opportunities for compound semiconductor products are arising from Filtronic's strengthening relationship with BAe. These opportunities have been enhanced by restrictions on the export of strategic compound semiconductor products from the United States for military applications.

    On September 16, 2002, Filtronic announced that its Compound Semiconductors business had received initial production orders from M/A-Com to supply RF switches for cellular handsets for a major non-European OEM. The switches are scheduled for manufacture over the final quarter of calendar year 2002 with further follow-on orders expected. The first sales to M/A-Com have been recorded in the first half of fiscal 2003, although currently they are at modest levels. The rate of increase in and the ultimate level of the business with M/A-Com is dependent on its success in the related end markets, the principal one of which is the cellular handset market. It is probable that handset switches will now form the majority of the products to be supplied to M/A-Com.

    M/A-Com has identified eight specific switch opportunities, among several, which, were M/A-Com to be successful in winning the business from these opportunities, should provide volume wafer throughput for Newton Aycliffe. Supplying volume wafers to M/A-Com was the original objective of Filtronic's agreement with M/A-Com. Of these eight opportunities, four are with non-telecommunication OEMs for the volume manufacture of switch products for wireless local area networks which are anticipated to start early in the first quarter of calendar year 2003. If M/A-Com is not successful with these opportunities, or if these opportunities are delayed, then losses at Newton Aycliffe would be expected to be not materially less than GBP1 million per month for the rest of fiscal 2003, since other revenue opportunities are expected to only contribute materially after May 31, 2003.

    The main objective of the Newton Aycliffe facility remains the production of high quality compound semiconductor devices for integration into higher added value Filtronic products. The first major product of this type is the power amplifier module, the development of which continues to progress. Customer evaluation of these modules continues to be positive, and Management believes that these products will play a significant role in future GSM EDGE and 3G WCDMA base stations.

    On July 26, 2002, Filtronic announced the closing of the fabrication facility for compound semiconductors at Filtronic Solid State, Santa Clara, California. Although the acquisition of this three-inch wafer facility four years ago enabled Filtronic to enter the compound semiconductor market and subsequently develop the Newton Aycliffe facility, substantial investment would now be required for the Santa Clara facility to become a viable operation. Closure costs estimated to be GBP2.5 million will be incurred during fiscal 2003. Filtronic Solid State will operate a "fabless" compound semiconductor business using the manufacturing capability at Newton Aycliffe.

    Overall profitability in fiscal 2003 is expected to be weighted towards the second half of the financial year primarily due to the timing of cost reductions being carried out in the first half, including the closure of the Santa Clara compound semiconductor fabrication facility.

    Management expects the importance of compound semiconductors to wireless communications to grow over the next decade in much the same way as silicon did for the electronics industry in the last 25 years. The high efficiency power amplifier modules are the first of what should be many leading edge products based on compound semiconductor technology to be produced at Newton Aycliffe. Filtronic's marketing strategy is to support OEMs directly with these modules and to supply the merchant market through the agreement with Powerwave. The proprietary design concepts used rely upon the availability of the high power, high gain field effect transistors, which have been developed at Newton Aycliffe during fiscal 2002 and can be produced cost effectively.

    Management   expects   Filtronic's   two  major  business   segments,
Wireless Infrastructure and Cellular Handset Products, which together accounted for 85% of fiscal 2002 sales, to remain profitable and cash generative, to increase their market share and to continue to supply highly customized products to the principal wireless communications OEMs. Filtronic's position in the forthcoming 3G base station and handset markets is strong and Management expects it will be further enhanced by the introduction of a range of high performance compound semiconductor devices from Newton Aycliffe and base station power amplifier products.

    While global market conditions remain challenging and the short term outlook is unclear, Filtronic will endeavour to improve the efficiency of its businesses and reduce its debt when practical. The development of compound semiconductor based products and investment in the related technologies will remain the principal technical focus.

    Filtronic has continued to generate cash since May 31, 2002. This has enabled Filtronic plc to buy back more than $21 million of the Notes during August and September 2002. Management expects that Filtronic will continue to generate cash during fiscal 2003.

Forward-Looking Information

    This Annual Report and Operating and Financial Review and Prospects contains certain forward-looking statements and information relating to Filtronic that are based on beliefs of its management as well as assumptions made by and information currently available to Filtronic. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intend", "plan" and "project" and similar expressions, as they relate to Filtronic or its management, are intended to identify forward-looking statements. Such statements reflect the current views of Filtronic with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Filtronic to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Filtronic's targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Filtronic plc does not intend or assume any obligation to update these forward-looking statements.
                                       33

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Set forth below are the current members of the Board of Directors (the "Directors") of Filtronic plc and their respective ages and positions.


              Name                                Age    Current Position(s)

              Professor J. David Rhodes           59     Director, Executive Chairman and Chief Executive
                                                         Officer
              Professor Christopher M. Snowden    46     Director and Chief Executive Officer of
                                                         Compound Semiconductors
              Alan R. Needle                      47     Managing Director
              Dr. Christopher I. Mobbs            40     Director of Engineering
              John Samuel                         46     Director and Financial Director
              Christopher E. Schofield            40     Director and Company Secretary
              Rhys J. Williams                    68     Non-executive Director
              Richard J. B. Blake                 66     Non-executive Director
              Professor Stephen B. Burbank        55     Non-executive Director
              Ian J. Hardington                   38     Non-executive Director
              Graham E. Meek                      55     Non-executive Director


    Set forth below is certain information for each of Filtronic plc's
Directors.

    Professor J David Rhodes CBE FRS FREng BSc PhD DSc DEng (Hon) DSc (Hon) FIEE FIEEE has been Executive Chairman since founding Filtronic in 1977 and also serves as Chief Executive Officer. Professor Rhodes has been a professor of electronic and electrical engineering at Leeds University since 1975 and is an internationally recognised figure in the field of circuit theory and microwave engineering. He has written over one hundred technical papers and books on the subject and has received several international awards. In the 1992 New Year's Honours List he was made an Officer, Order of the British Empire, for his contribution to science and technology and in 1993 he was elected a Fellow of the Royal Society. In 1998, Professor Rhodes was awarded the Mountbatten Medal by the Institution of Electronic Engineers for his outstanding contribution to the field of electronics. In the 2000 New Year's Honours List he was made a Commander, Order of the British Empire, for his contribution to engineering, research and industry. Professor Rhodes is a non-executive director of Polar Capital Technology Trust PLC.

    Professor Christopher Snowden FREng BSc MSc PhD CEng FIEE FIEEE is Chief Executive Officer, Compound Semiconductors having been a Director since 1998. Prior to joining Filtronic in 1998, Professor Snowden was the head of the School of Electronic and Electrical Engineering at Leeds University.

    Alan  Needle  has  been  Managing   Director  since  2001.  He  has
operational responsibility for all of the business segments except for Compound Semiconductors. Previously he was the Managing Director of the Wireless Infrastructure business. Prior to joining Filtronic in 1986, Mr. Needle worked in the microwave engineering department of EEV Limited. In 1989 he started Filtronic's commercial division which became Filtronic Comtek (UK) Ltd. Mr. Needle was a Director of Filtronic plc from 1994 to 1997.

    Dr. Christopher Mobbs BSc PhD MIEE MIEEE has been Director of Engineering since 2001. He has served as Chief Technical Officer since 1997. Dr. Mobbs joined Filtronic as an engineer after graduating from Leeds University in 1982. He obtained his PhD in electronic engineering in 1986 while working for Filtronic. He has been responsible for the development of many of the subsystem products currently used in the Wireless Infrastructure and Electronic Warfare businesses. Dr. Mobbs was a Director of Filtronic plc from 1994 to 1997.

    John Samuel has been Financial Director since 1994. Mr. Samuel qualified as a chartered accountant with Deloitte Haskins & Sells in 1981. He joined Baker Tilly, Chartered Accountants, in 1984 and was taken into partnership in 1986, prior to joining Filtronic in 1991.

    Christopher Schofield has been Company Secretary since 1995 and an executive Director since 1998. Prior to joining Filtronic in 1995, he practised as a solicitor with Last Suddards, with Dibb Lupton Broomhead and with Ralph C Yablon, Temple-Milnes & Carr, specializing in company and commercial law. Mr. Schofield is currently a partner in Schofield Sweeney.

    Rhys Williams serves as the senior non-executive Director. He has been a non-executive Director and Chairman of the Remuneration Committee since 1994. Mr. Williams was an executive Director of GEC from 1985 to 1991. He currently serves as non-executive Chairman of Radstone Technology plc and as a non-executive director of Acal plc and Comunica Holdings plc.

    Richard Blake has been a non-executive Director since 1994 and has been Chairman of the Audit Committee since 1995. Mr. Blake was a partner in Baker Tilly from 1964 until his retirement in 1993. Mr. Blake is a non-executive Director of YooMedia plc.

    Professor  Stephen  Burbank  has  been  a  non-executive  Director  since
1994. Professor Burbank is currently the David Berger Professor for the Administration of Justice at the University of Pennsylvania and is the author of numerous publications on the judiciary and civil procedure in the United States. He is a director of the American Academy of Political and Social Science and the American Judicature Society.

    Ian Hardington has been a non-executive Director since 1999. Mr. Hardington is a principal with Mansfield Partners, Inc., a US based investment advisory firm. Previously, he served as a Managing Director of European Leveraged Finance at UBS Warburg, a Managing Director of S G Cowen Securities Corporation and a Managing Director of NationsBank Capital Markets, Inc.

    Graham Meek has been a non-executive Director since 1999. Until July 2002 he was a Director of Beeson Gregory Limited and previously was a Director of Smith New Court plc and of Wood Mackenzie & Co. He is a non-executive director of ICM Group Plc.

Key Employees

    In addition to the Directors listed above, the following are certain key members of Filtronic's senior management:

    Geoffrey Fletcher is Managing Director of the Wireless Infrastructure business. Previously he was President of Filtronic Comtek, Inc. and prior to that General Manager of Filtronic Comtek (UK) Ltd. He joined Filtronic in 1996.

    Veli Torvinen is the Managing Director of the Cellular Handset Products business and has been President of Filtronic LK Oy since 1998. Prior to joining Filtronic LK Oy in 1994, Mr. Torvinen served as a manufacturing engineer for a Finnish steel company, Rautaruukki Oy.

    Dr. Hemant Mardia BSc PhD CEng MIEE MSCTE is Managing Director of Filtronic's Broadband Access business segment, and has been Managing Director of Filtronic Broadband Ltd. since 1996. He joined Filtronic in 1984 and gained a doctorate in the field of digital signal processing whilst working for the company. Prior to joining Filtronic, he worked at Plessey Communications Ltd.

    Thomas Parker is the Managing Director of the Electronic Warfare business and President of Solid State-Filtronic, Inc.. Prior to joining Solid State-Filtronic, Inc. in 1993, Mr. Parker worked at Westinghouse Electric Corporation and at Omni Spectra, Inc. Between 1989 and 1993, Mr. Parker was President and General Manager of Filcom Microwave, Inc., a former joint venture owned by M/A-Com and Filtronic Components Ltd.

Compensation

    The Remuneration Committee of the Board of Directors (the "Remuneration Committee"), consisting of the five non-executive Directors, determines the compensation for the executive Directors, key employees and certain other senior executives. The Board of Directors determines the compensation of the non-executive Directors. Non-executive Directors are not entitled to pension benefits.

    The following table shows total compensation for the Directors and certain key employees, including pension contributions, for the year ended May 31, 2002:

                                                                                                  Total
                                                                                             Emoluments
                                                                                              Including
                                                        Salary     Pension       Other          Pension
                                                       or Fees    Benefits    Benefits    Contributions

                Executive Directors:
                Prof. J. David Rhodes              GBP 173,979  GBP 17,398  GBP 14,087      GBP 205,464
                Prof. Christopher Snowden              139,708      13,971      11,132          164,811
                Alan Needle                            148,000      14,800      12,830          175,630
                Dr. Christopher Mobbs                  124,208      12,421      14,878          151,507
                John Samuel                            139,271      13,967       9,376          162,614
                Christopher Schofield                  109,583      10,958      10,958          131,499
                Non-executive Directors:
                Rhys Williams                           24,000           -           -           24,000
                Richard Blake                           24,000           -           -           24,000
                Prof. Stephen Burbank                   24,000           -           -           24,000
                Ian Hardington                          24,000           -           -           24,000
                Graham Meek                             24,000           -           -           24,000
                Key employees(a) in aggregate:         449,129      21,545      37,532          508,206
                                                 GBP 1,403,878  GBP105,060  GBP110,793     GBP1,619,731


    Other benefits incorporate all assessable tax benefits arising from employment by Filtronic and relate mainly to the provision of a fully expensed company car and private medical insurance.

For details of the Directors' interests in share options, see " - Share Ownership" below.

(a)     Geoffrey Fletcher, Veli Torvinen, Dr. Hemant Mardia and Thomas Parker.

Board Practices

    The  Board  of  Directors   comprises  six   executive  and  five
independent, non-executive Directors. The Board of Directors considers that it is so constituted so as to bring both independence and an appropriate balance of experience in judging matters of strategy, operational and financial performance, resources, investor relations, internal control and corporate governance. Rhys Williams acts as the senior non-executive Director.

    The Board of Directors has established an Audit Committee, a Remuneration Committee and a Nominations Committee. The Audit and Remuneration Committees comprise all of the non-executive Directors. The Nominations Committee comprises all of the non-executive Directors and Professor J. David Rhodes. Each of these committees operates under terms of reference which have been established by the Board of Directors.

    The Audit Committee meets at least three times a year to review the adequacy of Filtronic's system of internal control, accounting policies and financial reporting. The Financial Director and the auditors attend these meetings with all other Directors being invited to attend. Further, the Audit Committee meets with the auditors without any executive Directors being present at least once during the year. The Audit Committee requires the auditors to report specifically on any non-audit assignments which they have undertaken. This work is restricted primarily to assistance with United States income tax compliance and reporting on the financial statements included in the Form 20-F. The auditors do not carry out any consulting work for Filtronic.

    The  Remuneration   Committee's   responsibilities  include  ensuring  that
the remuneration and service contract terms of the executive Directors and senior management are appropriate. The Remuneration Committee determines the allocation of all executive share options.

    The Nominations Committee's duties are confined to the approval, support or otherwise of appointments, re-appointments and termination of employment or engagement of Directors of the company.

    All of the executive Directors have service contracts under which the notice period for termination by either party is six months. There are no specific compensation commitments for early termination. The non-executive Directors have rolling agreements for services with Filtronic plc. These are terminable by Filtronic plc or the non-executive Directors, as the case may be, on three months notice and are reviewed annually by the Board of Directors.

Employees and Labor Relations

    The average number of employees, including executive Directors, of Filtronic for each of the last three fiscal years by country was:


                         Year ended May 31,
                    2000        2001     2002

United Kingdom     1,111       1,494    1,409
Finland              883       1,006      841
United States        778         886      649
Australia            108         210      216
China                 20         133      202
Japan                  -           -        1
                   2,900       3,729    3,318

    The decrease in the number of employees from fiscal 2001 to fiscal 2002 is attributable to a programme of redundancies and not replacing certain staff who left employment during fiscal 2002. These measures were taken primarily to align employee numbers better to reductions in sales in the Wireless Infrastructure business segment. Most of Filtronic's employees in the United Kingdom, the United States or Australia are not members of trade unions. Most employees in Finland and China are members of trade unions. Filtronic considers its relationships with its employees to be good.

Share Ownership

    As of November 1, 2002, the Directors owned in aggregate 5,467,705
Filtronic plc ordinary shares, representing 7.4% of all outstanding Filtronic plc shares. The following table sets out their individual shareholdings and outstanding options over Filtronic plc ordinary shares.

                                        Shares beneficially                   Option exercise       Option expiry
                                                      owned        Options              price                date

          Director:
          Prof. J. David Rhodes                   4,230,001             -
          Prof. Christopher Snowden                       -       240,000               383p        October 5, 2008
          Alan Needle                               257,202             -
          Dr. Christopher Mobbs                     295,617             -
          John Samuel                               455,459             -
          Christopher Schofield                       7,193        60,000               459p         August 7, 2008
          Rhys Williams                              87,833             -
          Richard Blake                               8,500             -
          Prof. Stephen Burbank                         900             -
          Ian Hardington                                  -             -
          Graham Meek                               125,000             -
                                                  5,467,705       300,000


    Filtronic operates executive and savings related share option schemes in the United Kingdom, the United States, Australia and Finland under which management and employees may acquire Filtronic plc ordinary shares. These schemes are in respect of fully paid ordinary shares of 10p each and are available in the case of Filtronic's executive schemes to all eligible employees who are invited by the Remuneration Committee of Filtronic plc to participate and in the case of Filtronic's savings related share option schemes to all eligible employees. Certain of these schemes have been approved by the United Kingdom Inland Revenue, enabling participants to claim certain tax reliefs. Filtronic's policy is to grant options under the executive schemes at the time of an eligible employee's recruitment or promotion.

    See also note 29 of the Notes to the Financial Statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     Filtronic plc's share capital consists of one class of ordinary shares with a nominal value of 10p each. Each ordinary share carries the same voting rights. The following table sets forth certain information as of November 1, 2002, with respect to all shareholders known by Filtronic plc to be owners of more than 3.0% of Filtronic plc's ordinary shares (based on information received by Filtronic plc pursuant to shareholder notification obligations under United Kingdom law and applicable regulations).

                                                       Number of Ordinary    Percent of
Name of Beneficial Owner                                  Shares Owned         Class

Fidelity International Limited                               9,687,275         13.0%
Prudential plc                                               9,561,246         12.9%
Professor J. David Rhodes(a)                                 4,230,001          5.7%
Legal and General Investment Management Limited              2,231,828          3.0%

(a)     Includes 1,969,016 shares owned by his wife.


As of November 1, 2002, Filtronic plc had 5,935 shareholders, 120 of whom were US holders.

Related Party Transactions

    The following related party transactions occurred during fiscal 2002 and were all on an arm's length basis.

    Filtronic plc and certain of its UK subsidiaries incurred professional charges, totalling GBP15,422, with Schofield Sweeney, a law firm in which Christopher Schofield is a partner.

    Filtronic Components Limited sublet premises to Techceram Limited, a company in which Professor J. David Rhodes and his family have an ownership interest. Rents charged amounted to GBP16,500. As of May 31, 2002, GBP11,665 in rent was outstanding.

    Filtronic Comtek (UK) Limited incurred costs of GBP13,561 for the rental of an executive box and the provision of refreshments with Bradford City A.F.C.
(1983) Limited, a company operating a professional soccer team, which is wholly owned by Bradford City (Holdings) plc. Professor J. David Rhodes is a director of Bradford City A.F.C. (1983) Limited and served as a director of Bradford City (Holdings) plc throughout fiscal 2002 and until August 9, 2002. Professor Rhodes had an ownership interest in Bradford City (Holdings) plc throughout fiscal 2002 and until August 9, 2002. Professor Rhodes' family continues to have an ownership interest subsequent to that date.

    Filtronic Components Limited earned royalties of GBP11,244 from Photarc Surveys Limited, a company in which John Samuel has an ownership interest. As of May 31, 2002, GBP3,595 in royalties was outstanding.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

    See "Item 18 - Financial Statements" and pages F-1 through F-60.

Other Financial Information

Export Sales

    For the year ended May 31, 2002 export sales were approximately GBP153 million or 55% of total sales.

Legal Proceedings

    Filtronic is not currently, and has not in the recent past been a party to any legal or any arbitration proceedings, nor is it aware of any such proceedings being pending or contemplated, that could have a material effect on its financial position or profitability. Filtronic may from time to time become a party to various legal proceedings arising in the ordinary course of business.

    Mr. G. Young, the former Production Manager of Filtronic Comtek, Inc., filed a case in the Circuit Court of Wicomico County, State of Maryland, alleging violation of the Wage Payment and Collection Law, breach of contract and wrongful termination of employment. In September 2001, the court awarded summary judgment in the case in Filtronic's favour. Mr. G. Young is currently appealing that decision.

Dividend Policy

    Final dividends are proposed by the Board of Directors for approval at the Annual General Meeting of Filtronic plc (the "Annual General Meeting") which is usually convened during September of each year. In addition, the Board of Directors of Filtronic plc is authorised to declare such interim dividends as are appropriate by reference to the profits of Filtronic plc which are available for distribution. Holders of Filtronic plc ordinary shares on the relevant record date are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or other governmental charges. Cash dividends payable to holders of ordinary shares will be distributed by Capita IRG plc as paying agent.

    Filtronic plc expects to continue to pay dividends on its ordinary shares, although there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend upon Filtronic's earnings, financial condition (including its cash needs), future earnings prospects and other factors. See "Item 5 - Operating and Financial Review and Prospects."

Significant Changes

    No significant change has occurred since the date of the annual financial statements included in this report.

ITEM 9. THE OFFER AND LISTING

    The Filtronic plc 10% Senior Notes due 2005 were listed on the Luxembourg Stock Exchange in December 1998. However, Filtronic does not believe that the Luxembourg Stock Exchange is the principal trading market for the Notes. Currently, the Notes are not listed on any securities exchange or quoted on any automated inter-dealer quotation system in the United States.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Organization and Register

    Filtronic plc is a public limited company organized under the laws of England and Wales. Its registration number is 2891064.

    Filtronic plc's issued share capital consists of one class of ordinary shares with a nominal value of 10p each. Record holders of ordinary shares are registered in Filtronic plc's share register. The share register is administered on behalf of Filtronic plc by Capita IRG plc as transfer agent and registrar.

Objects and Purposes

    Filtronic plc's memorandum of association (the "Memorandum of Association") states that its objects are to carry on business as a general commercial company and as a holding company.

Directors

    Under Filtronic plc's articles of association (the "Articles of Association"), a Director is required to disclose any personal interest he has in any matter under consideration at a Board meeting, and may not vote on that matter, save where his interest is only by virtue of his interests in shares, debentures or other securities of Filtronic plc.

    The  Remuneration   Committee  determines  the  remuneration  of  the
executive   Directors.   The  Directors   determine  the   remuneration  of  the
non-executive Directors.

    The Directors have the power under the Memorandum of Association to borrow money on Filtronic's behalf, provided that the aggregate amount of all outstanding borrowings may not, without the previous sanction of an ordinary resolution, exceed an amount equal to three times Filtronic plc's adjusted capital and reserves.

    The Directors are not required to retire when they reach a certain age, but are subject to retirement by rotation, whereby at each Annual General
Meeting one third of the Directors subject to retirement by rotation, and any Director who was a Director at the two preceding Annual General Meetings, must retire. A Director retiring by rotation may stand for re-election.

    The appointment of a person as a Director is not subject to a requirement that he or she hold shares in Filtronic plc.

Ordinary Shares

    Certain significant provisions under English law and the Articles of Association affecting Filtronic plc's ordinary shares may be summarized as follows:

    Redemption. The share capital may be reduced by a resolution approved by 75% of the shareholders.

    Liquidation. If Filtronic plc were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their share holdings.

    Rights to share in profits. The only rights to share in Filtronic plc's profits are dividend and bonus issue rights.

    Sinking fund provisions. The Articles of Association contain no sinking fund provisions.

    Liability to further capital calls. Shareholders have no liability to capital calls beyond the value of their shares.

    Provisions discriminating against any existing or prospective holder of ordinary shares as a result of such shareholder owning a substantial number of shares. There are no such provisions.

    Variation of rights. Any variation of the rights attached to Filtronic plc's shares must be approved by at least 75% of the shareholders.

Dividends

    Dividends are declared once a year at the Annual General Meeting. Shareholders on the share register on the relevant record date are entitled to receive the dividend, in proportion to their percentage ownership of the outstanding share capital. In addition, the Articles of Association authorise the Directors to declare such interim dividends as appear to it to be justified by the profits of Filtronic plc available for distribution.

    All unclaimed dividends, interest or other sums payable may be invested or otherwise made use of by the Directors for the benefit of Filtronic plc until claimed. All dividends unclaimed for a period of 12 years after having been declared are forfeited.

Voting Rights

    Each ordinary share represents one vote. Cumulative voting is not permitted under English law. English law requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the shareholders' meeting at which the matter is proposed:

    *     changing the company name;

    *     altering its capital structure;

    *     capital reductions;

    *     changing or amending the rights of shareholders;

    * permitting the company to issue new shares for cash without applying the share owners' preemptive rights;

    * changing the objects and purposes provision in the Memorandum of Association;

    *     amending the Articles of Association;

    *     dissolution.

    All other proposals relating to the ordinary course of a company's business, such as the election of directors and transactions, such as mergers, acquisitions and dispositions, can be approved by the affirmative vote of a majority of the issued shares present at the shareholders' meeting at which the matter is proposed.

Shareholder Meetings

    Under English law, an extraordinary general meeting of shareholders may be called by (i) the Directors; or (ii) shareholders holding at least one-tenth of the paid-up capital of the company carrying voting rights.

    Under the current Articles of Association, proxies of shareholders are entitled to attend and, on a poll, vote at shareholders' meetings but not on a show of hands. Proxies of shareholders are not, however, currently entitled to speak at shareholders' meetings.

Change in Control

    There are no provisions in the Articles of Association that would have an effect of delaying, deferring or preventing a change in control of Filtronic plc with respect to a merger, acquisition or corporate restructuring.

Disclosure of Shareholdings

    The Companies Act 1985 of Great Britain, provides that anyone who acquires a material interest or becomes aware that he has acquired a material interest in 3% or more of any class of shares of a public company's issued share capital carrying rights to vote at general share owner meetings must notify that company in writing of his interest within two days. Thereafter, any increase or decrease in his holding must be notified in writing to the company, again within two days.

Material Contracts

    No material contracts, other than contracts entered into in the ordinary course of business, have been entered into by Filtronic plc or its subsidiaries within the two years immediately preceding the date of this document.

Exchange Controls

    There are no governmental laws, decrees or other legislation of England and Wales that restrict the import or export of capital, or the remittance of dividends, interest or other payments to holders of the Notes that are non-resident of England and Wales.

Taxation

Certain US Federal Income Tax Consequences

    The following summary of the principal US federal income tax consequences of the ownership and disposition of the Notes applies only to a holder or beneficial owner of a Note who:

    * is a US holder (as defined below), and

    * (i) received the Notes in the Exchange Offer for notes that it had purchased in the initial Note offering (the "Offering") or subsequently at a price equal to the initial issue price, which (for the Offering) was an amount equal to the principal amount of the notes or
      (ii) had purchased the Notes at price equal to their initial purchase price subsequent to the Exchange Offer. The term "holder" refers to persons or entities who acquire a beneficial ownership interest in the
      Notes through the book entry systems of  the  Depository   Trust  Company
      ("DTC"),   Clearstream   Banking  AG ("Clearstream,  Luxembourg")  and/or
      Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear system ("Euroclear"). This summary deals only with Notes held as capital assets and does not deal with special tax situations such as:

         * dealers in securities or currencies or traders in securities that elect to market such securities;

         * banks and life insurance companies;

         * tax exempt organizations and individual retirement and other tax-deferred accounts;

         * persons holding Notes as a hedge against currency risk;

         * persons holding Notes as part of straddle, "synthetic security" or other integrated financial transaction, including a "conversion transaction";
           or

         * US holders (as defined below) whose functional currency is not the US dollar.

    This summary is based on US federal income tax law, including the US Internal Revenue Code of 1986, as amended (the "Code"), US Treasury regulations, rulings, administrative pronouncements and judicial decisions, all as in effect on the date of this report. Subsequent developments in US federal income tax law, which may be applied retroactively, could have a material effect on the US federal income tax consequences of the ownership and disposition of the Notes as set forth in this summary. Prospective investors should consult their own tax advisors about how US federal income tax law or any other laws, including the effect of any state or local tax laws or the laws of any jurisdiction other than the United States, will apply to their particular situation.

Definition of a US holder

    A holder is a US holder of a Note if it is a US person. A person is a "US person" if:

    * it is a citizen or resident of the US;

    * it is a corporation or other business entity created or organized under the laws of the US or of any state (unless, in the case of a partnership, future US Treasury regulations otherwise provide);

    * it is an estate, the income of which is subject to US federal income taxation regardless of the source of that income; or

    * it is (i) a trust and (a) a US court is able to exercise primary supervision over the trust's administration and (b) one or more US persons has the authority to control all of the trust's substantial decisions or (ii) a trust that has an election in effect to be treated as a US person under US federal income taxation.

Payments of Interest

    Payments of interest on a Note will be taxed as ordinary interest income. In addition:

    * if the cash method of accounting is used for tax purposes, interest on the Note will be taxed at the time it is paid; and

    * if the accrual method of accounting is used for tax purposes, interest on the Note will be taxed at the time it accrues.

    For US foreign tax credit limitation purposes, interest paid by Filtronic generally will constitute foreign source "passive income" (or, if a holder is a "financial services entity" as defined in regulations under the Code, "financial services income").

Sale, Redemption on other Disposition of a Note

    Generally, a holder's tax basis in a Note is its cost. However, a holder's tax basis in a Note received in the Exchange Offer will be the same as the tax basis in the Note exchanged.

    Capital gain or loss will be recognized when a Note is sold, exchanged or otherwise disposed of, or is redeemed or retired, equal to the difference between:

    * the amount realized on the sale, exchange, redemption, retirement or other disposition (less any amount attributable to accrued interest, which will be taxable as such); and

    * the tax basis in the Note.

    A holder's gain or loss will be long-term capital gain or loss if, at the time of the sale, payment or other disposition, such holder had held the Note for more than one year. Under current law, if a holder is a non-corporate taxpayer (including an individual), its net long-term capital gain is generally taxed at a lower United States federal income tax rate than is an item of ordinary income. The deductibility of capital losses, however, is subject to limitations.

    For US foreign tax credit limitation purposes, any gain recognized on a sale, redemption or other disposition of a Note will generally constitute US source income, while any loss recognized on a sale, redemption or other disposition of a Note will generally be allocated against (and be deducted from) US source income.

US Information Reporting and Backup Withholding

    If a holder does not provide a correct taxpayer identification number and other information, or does not comply with certain other requirements or otherwise fails to establish an exemption (such as its status as a corporation, bank, securities clearing organization or other financial institution that holds customers' securities in the ordinary course of its trade or business), certain payments of principal and interest on a Note and the proceeds from the sale, exchange, redemption or other disposition of a Note before maturity may be subject to information reporting to the US Internal Revenue Service and to possible backup withholding. Final US Treasury regulations that are effective for payments made after December 31, 2000, generally expand the circumstances under which information reporting and backup withholding will be required. Holders should consult their own tax advisors regarding the application to them of these information reporting and backup withholding rules, including the application of the final US Treasury regulations.

    If a holder provides the US Internal Revenue Service with the information it requires, it will receive a refund or a credit against its US federal income tax liability for any amounts withheld from its payments under the backup withholding rules.

    The US federal income tax discussion set forth above may not be applicable to your particular situation. Prospective investors should consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in US federal or other tax laws.

Certain UK Tax Considerations

    The following is a general summary of the principal UK tax consequences of the purchase, ownership and disposal of the Notes. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a prospective holder of the Notes.

    The statements regarding UK tax laws and practices set out below, including the statements regarding the UK/US double taxation convention relating to income and capital gains (the "Tax Treaty"), are based on those laws in force and as applied in practice as at the date of this report and are subject to changes therein (possibly with retrospective effect). The UK and US governments have signed a new double taxation treaty that will replace the existing UK/US Tax Treaty. The new treaty has not yet been ratified and therefore has not yet come into effect.

    This summary relates only to the position of persons who are the absolute beneficial owners of Notes and does not necessarily apply where the income is deemed for tax purposes to be the income of any other person. This summary does not address the tax consequences to investors that do not hold Notes as investments or special classes of investor such as dealers in securities.

    References below to "Qualifying Companies" are to companies subject to UK corporation tax, other than authorized unit trusts. References to "Relevant Noteholders" are to holders of Notes who are individuals, trustees or companies not subject to UK corporation tax.

    For the purposes of the following discussion, a US holder means a person who is the beneficial owner of Notes who is resident in the US and not resident in the UK, for the purposes of the Tax Treaty.

    Prospective investors are advised to consult their tax advisors as to the UK or other tax consequences of the purchase, ownership or disposal of the Notes, including the effect of any local tax laws.

Payments of Interest; Deduction of Tax at Source

    If the Notes remain listed on a recognized stock exchange, payments of interest on the Notes may be made without withholding or deduction for or on account of UK income tax regardless of whether the payment is made by or through a paying agent outside the UK and regardless of the identity of the beneficial owner of the Notes. A UK person who acts as a collecting agent does not have to make a withholding on account of UK income tax from any payment of interest.

    UK paying agents and collecting agents, including banks acting as such, are required to provide certain information to the UK Inland Revenue about interest paid, credited or received on the Notes without a withholding or deduction on account of UK income tax. The information to be provided includes the name and address of the beneficial owner of the interest. The UK Inland Revenue is entitled to routinely exchange the information obtained with tax authorities in countries with which the UK has exchange of information arrangements.

Direct Assessment of Income Tax and Recovery of Income Tax Withheld

    Interest on the Notes has a UK source and accordingly may be chargeable to UK tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to UK tax in the hands of holders who are not resident in the UK for tax purposes, except where such persons carry on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the Notes are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the UK branch or agency.

    Holders should note that the provisions of the Indenture related to withholding taxes would not apply if the UK Inland Revenue sought to assess directly the person entitled to the relevant interest to UK tax.

Proposed European Union Directive on the Taxation of Savings Income

    The European Commission has presented a new proposed Directive on the Taxation of Savings Income. The proposed Directive would only affect interest payments made by paying agents established in one European Union member state to beneficial owners who are individuals resident in another European Union member state.

    This  Directive   would  require   European  Union  member  states  to
exchange information relating to the beneficial owner of an interest payment with the member state in which that beneficial owner is resident. This information would be provided in the first instance by the paying agent and would include the identity and residence of the beneficial owner. Transitional provisions would operate in the initial seven-year period after ratification during which only Austria, Belgium and Luxembourg would exercise an option to operate a withholding tax system (at a rate of 15% for the first three years of the transitional period and 20% for the remainder of it) on interest payments. Under these transitional provisions, the paying agent would levy the withholding tax.

    The scope of the Directive would cover interest from debt claims of every kind, including income from international bonds. The European Council approved a draft of the Directive on December 13, 2001. The proposed Directive is not yet final and may be subject to further amendment and/or clarification.

    It has been announced that the European Commission will enter into discussions with the United States and other key third countries to promote the adoption of equivalent measures in those countries.

Taxation of Returns

    Qualifying Companies will be subject to tax as income on all interest and any other profits and gains in respect of the Notes, broadly, in accordance with their "authorized" accounting treatment, which should generally correspond with their statutory accounting treatment. Such treatment will normally extend to profits and gains in pounds sterling terms attributable to fluctuations in the pound sterling/US dollar exchange rate.

Relevant Noteholders

    Relevant Noteholders who are resident for tax purposes in the UK or who carry on a trade in the UK through a branch or agency by or for which the Notes are held will generally be liable for UK tax on the amount of any interest received in respect of the Notes.

Taxation of Capital Gains

    A US holder who is not resident or ordinarily resident for tax purposes in the United Kingdom will not normally be liable for UK tax on capital gains realized on the disposal of its Notes unless, at the time of the disposal, such US holder carries on a trade, which for this purpose includes a profession or vocation, in the United Kingdom through a branch or agency and such Notes are, or have been, used, held or acquired for the purposes of such trade, branch or agency.

    A profit on disposal, including redemption, of a Note will be subject to UK capital gains tax if the relevant holder is resident or ordinarily resident for tax purposes in the UK or carries on a trade, profession or vocation in
                                       45
the UK through a branch or agency and the Note is, or has been, used, held or acquired for the purposes of such trade, branch or agency.

    It should be noted that in calculating the amount of any profit arising on a disposal of a Note for UK tax purposes, pound sterling values are compared at acquisition and disposal. Accordingly, a taxable profit may arise on disposal even where the US dollar proceeds are less than, or equal to, the amount in US dollars paid to acquire the Note.

Accrued Income Scheme

    A transfer of a Note by a Relevant Noteholder other than a company may give rise to a charge to tax on income in respect of an amount representing interest on the Note which has accrued since the preceding interest payment date if the Relevant Noteholder is resident or ordinarily resident for tax purposes in the UK or carries on a trade in the UK through a branch or agency and such Note is, or has been, used, held or acquired for the purposes of such trade, branch or agency.

Stamp Duty

    No UK stamp duty or stamp duty reserve tax will be payable on the issue or transfer of the Notes or on their redemption.

Finnish and Australian Tax Laws

    In the event that Filtronic LK Oy or Filtronic Pty Ltd assumes the obligations of Filtronic plc in accordance with its respective subsidiary
guarantees   under  the  Indenture,   then  Finnish  and  Australian  tax  laws,
respectively, will apply to dealings in the Notes, including with respect to withholding tax on payments of principal and interest on the Notes. Such an assumption of obligations is not imminent.

Documents on Display

    Filtronic is subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Filtronic files reports and other information with the SEC. These materials, including this annual report and exhibits thereto, may be inspected and copied at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currencies

Filtronic plc's reporting currency is the pound sterling.

Filtronic has operations in the United Kingdom, the United States, Finland, Australia and China. The functional currencies of Filtronic are the pound sterling, United States dollar, euro, Australian dollar and Chinese yuan.

Currency Exchange Rate Risk Management

Filtronic's policy is not to hedge against transactions which occur in any of the functional currencies of Filtronic's operations. Sales and purchases which occur in other currencies are hedged by forward foreign exchange contracts or similar instruments where such transactions are material. Filtronic held no such derivative financial instruments at May 31, 2002. Filtronic's policy is, where practical, to hold surplus cash in United States dollars.

Financial Instruments Exchange Rate Sensitivity

                                                  May 31, 2002
                                          Expected maturity date May 31,
                             2003    2004    2005         2006    2007    Thereafter      Total
                                                      (thousands)

   Liabilities
   Long term fixed rate
   US dollar debt               -       -       -    GBP96,193       -             -   GBP96,193
   Average interest rate        -       -       -         10.0%      -             -        10.0%



The long term United States dollar debt in the table above was translated into sterling at $1.4632 per GBP1.00 at May 31, 2002.


The table below shows the sensitivity to a 10% change in the exchange rate, of the amounts to be repaid and the annual interest payments on the long term United States dollar debt as at May 31, 2002, when translated into sterling.

                                                     Exchange rate US$ per GBP
                                                1.4632         1.3169        1.6095
                                                            (thousands)

   Long term fixed rate US dollar debt       GBP96,193     GBP106,880     GBP87,450
   Annual interest payments                      9,619         10,688         8,745



Effects of Currency Translation

The financial statements of the non-UK operations are translated into sterling for inclusion in the consolidated financial statements at the exchange rates on the last day of the fiscal year as permitted by UK GAAP.

The exchange rates at May 31, 2002 used to translate the results of the non-UK operations for the year ended May 31, 2002 were as follows.

                                               May 31, 2002
                                            Functional currency
                           United States             Australian    Chinese
                                 dollars      Euro      dollars       yuan
Sterling exchange rate            1.4632    1.5662       2.5849    12.1098


The  table  below  shows  an  analysis  by   functional   currency  of
Filtronic's sales and loss for the year ended May 31, 2002.

                                               Year ended May 31, 2002
                                                  Functional currency
                                 United States                 Australian    Chinese
                        Sterling      dollars          Euro       dollars       yuan       Total

                                                 (thousands)
      Sales           GBP101,047    GBP92,020     GBP68,060      GBP8,283  GBP11,137  GBP280,547
      (Loss)/profit       (5,585)     (33,319)        6,601          (506)     3,765     (29,044)



The table below shows the sensitivity of Filtronic's sales and loss for the year ended May 31, 2002 to a 10% change in the exchange rates of sterling with the functional currencies.


                                 Year ended May 31, 2002
                     Sterling              Sterling        Sterling
                  at May 31, 2002               10%             10%
                  exchange rates       depreciation    appreciation
                                         (thousands)

    Sales          GBP280,547            GBP300,491      GBP264,228
    Loss              (29,044)              (31,649)        (26,911)


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

Not applicable.

ITEM 16. (RESERVED).

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following consolidated financial statements and related independent auditors' reports are filed as part of this annual report:

                                                                                                      Page

           Report of Independent Auditors                                                              F-2
           Independent Auditors' Report                                                                F-3
           Audited Financial Statements
             Consolidated Profit and Loss Accounts for the years ended May 31, 2000, 2001 and 2002     F-4
             Consolidated Statements of Total Recognized Gains and Losses for the years ended May 31,
              2000, 2001 and 2002                                                                      F-5
             Consolidated Balance Sheets at May 31, 2001 and 2002                                      F-6
             Consolidated Cash Flow Statements for the years ended May 31, 2000, 2001 and 2002         F-7
             Consolidated Statements of Movements in Shareholders' Funds for the years ended May 31,
              2000, 2001 and 2002                                                                      F-8
             Notes to the Financial Statements                                                        F-10


ITEM 19. EXHIBITS


Exhibit Number
1.1     Certificate of Incorporation, Certificates of Incorporation on Change of Name and Memorandum and Articles of
        Association of Filtronic plc.(a)

1.2     Memorandum and Articles of Association of Filtronic plc, as amended.(c)

2.1     Indenture, dated as of December 21, 1998 among Filtronic plc, the Subsidiary Guarantors named therein and The
        Bank of New York as Trustee.(a)

2.2     Registration Rights Agreement, dated as of December 21, 1998 among Filtronic plc, the Subsidiary Guarantors named therein and the Initial Purchasers named therein.(a)

4.1     Plan of Reorganization and Merger, dated as of August 22, 2000, between Filtronic plc, Wireless
        Communications Acquisition Corporation, Sigtek, Inc. and James Shea.(b)

4.2     Filtronic plc Executive Share Option Scheme (1997) Rules, as amended.(b)

4.3     Filtronic plc Unapproved Executive Share Option Scheme Rules, as amended.(b)

8.1     Significant subsidiaries as of the end of the period covered by this report: See "Organizational Structure and Subsidiaries" in "Item 4. Information on the Company."


(a)     Incorporated by reference from Registration Statement on Form F-4 filed on September 27, 1999.
(b)     Incorporated by reference from Annual Report on Form 20-F filed on November 30, 2000.
(c)     Incorporated by reference from Annual Report on Form 20-F filed on November 19, 2001


                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                FILTRONIC PLC
                                                By: /s/ Christopher E Schofield
                                                Christopher E Schofield
                                                Executive Director
Date: November 22, 2002

                                 CERTIFICATIONS



I, Professor J David Rhodes, certify that:

       1. I have reviewed this annual report on Form 20-F of Filtronic plc;

       2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

       3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Filtronic plc as of, and for, the periods presented in this annual report.

/s/ J David Rhodes
J David Rhodes
Executive Chairman and Chief Executive Officer

November 22, 2002


I, John Samuel, certify that:

       1. I have reviewed this annual report on Form 20-F of Filtronic plc;

       2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

       3. Based  on  my  knowledge,  the  financial  statements,  and  other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Filtronic plc as of, and for, the periods presented in this annual report.

/s/ John Samuel
John Samuel
Finance Director and Chief Financial Officer

November 22, 2002

                                 FILTRONIC plc
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                      Page

           Report of Independent Auditors                                                              F-2
           Independent Auditors' Report                                                                F-3
           Audited Financial Statements
             Consolidated Profit and Loss Accounts for the years ended May 31, 2000, 2001 and 2002     F-4
             Consolidated Statements of Total Recognized Gains and Losses for the years ended May 31,
              2000, 2001 and 2002                                                                      F-5
             Consolidated Balance Sheets at May 31, 2001 and 2002                                      F-6
             Consolidated Cash Flow Statements for the years ended May 31, 2000, 2001 and 2002         F-7
             Consolidated Statements of Movements in Shareholders' Funds for the years ended May 31,
              2000, 2001 and 2002                                                                      F-8
             Notes to the Financial Statements                                                        F-10


                                 FILTRONIC plc
                         REPORT OF INDEPENDENT AUDITORS


To the Directors of Filtronic plc

     We have audited the consolidated balance sheets of Filtronic plc as at May 31, 2001 and 2002 and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses, cash flows and movements in shareholders' funds for each of the three years in the period ended May 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Filtronic Microtek Limited (formerly Filtronic (Holdings) Limited), which statements reflect total assets of GBP10,010,000 and GBP11,567,000 at May 31, 2001 and 2002,
respectively,   and  total  sales  of   GBP12,637,000,   GBP12,430,000  and
GBP10,852,000   for  the  years  ended  May  31,   2000,   2001  and  2002,
respectively. Those financial statements were audited by other auditors whose report have been furnished to us, and our opinion, insofar as it relates to the amounts included for Filtronic Microtek Limited (formerly Filtronic (Holdings) Limited), is based solely on the report of the other auditors.

     We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Filtronic plc at May 31, 2001 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended May 31, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 37 of Notes to the Financial Statements).


ERNST & YOUNG LLP

Leeds, England
November 22, 2002

       FILTRONIC MICROTEK LIMITED (FORMERLY FILTRONIC (HOLDINGS) LIMITED)
                          INDEPENDENT AUDITORS' REPORT


To the Directors of Filtronic plc

     We have audited the consolidated balance sheets of Filtronic Microtek Limited (formerly Filtronic (Holdings) Limited) as of May 31, 2001 and 2002, and the related consolidated profit and loss accounts and statements of cash flows and movements in shareholders' equity for each of the three years in the period ended May 31, 2002 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Filtronic Microtek Limited (formerly Filtronic (Holdings) Limited) as at May 31, 2001 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended May 31, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from generally accepted accounting principles in the United States of America (see Note 21 of Notes to the Financial Statements).


Baker Tilly
Chartered Accountants

Bradford, England
November 22, 2002

FILTRONIC plc
CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                                                         Year ended May 31,
                                             Notes                  2000           2001        2002
                                                               (thousands, except per share amounts)

  Sales - continuing operations              2,3,4            GBP222,294     GBP297,434  GBP280,547
  Costs
  (Increase)/decrease in stocks of
  finished goods and
  work in progress                                                (5,534)        (7,410)      6,437
  Raw materials and consumables                                   97,630        138,520     108,776
  Staff costs - excluding share                                   74,062         89,751      84,807
  compensation
  Staff costs - share compensation               6                     -          2,293       1,570
  Depreciation                                                     9,737         16,759      20,433
  Exceptional tangible fixed asset               7                     -              -       7,938
  impairment
  Goodwill amortization                                            3,522          4,884       5,352
  Exceptional goodwill impairment                8                     -         14,078      16,036
  Other operating charges                                         37,814         47,590      42,261
                                                                 217,231        306,465     293,610
  Operating profit/(loss)                      2,3                 5,063         (9,031)    (13,063)
  Net interest payable                          11                (9,878)       (12,531)    (12,638)
  Net financing currency exchange gain          12                   923            335         165

  Loss on ordinary activities before                              (3,892)       (21,227)    (25,536)
  taxation
  Taxation on loss on ordinary activities       13                (4,032)        (1,564)     (3,508)

  Loss for the year (1)                                           (7,924)       (22,791)    (29,044)
  Dividends                                     14                (1,943)        (1,994)     (1,999)

  Deficit for the year                                        GBP (9,867)   GBP (24,785)    (31,043)

  Adjusted (loss)/earnings per share            15
   Basic                                                           (7.82)p       (2.56)p      2.28p
   Diluted                                                         (7.82)p       (2.56)p      2.25p

  Loss per share                                15
   Basic                                                          (11.64)p      (31.24)p    (39.31)p
   Diluted                                                        (11.64)p      (31.24)p    (39.31)p

  Weighted average numbers of shares            15
  outstanding
   Basic                                                          68,055         72,963     73,882
   Diluted                                                        68,055         72,963     74,834




(1) A summary of the significant adjustments to loss for the year that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in note 37 of Notes to the Financial Statements.




The Notes to the Financial Statements are an integral part of these Financial Statements.

                                 FILTRONIC plc
          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                                               Year ended May 31,
                                                                       2000            2001         2002
                                                                                 (thousands)
        Loss for the year                                        GBP (7,924)   GBP (22,791)  GBP (29,044)
        Currency exchange movement arising on consolidation           4,214          3,047         1,422
        Currency exchange movement on loan                           (3,955)        (5,932)        2,496
        Total recognized gains and losses                        GBP (7,665)   GBP (25,676)  GBP (25,126)




The statement of comprehensive income required under United States generally accepted accounting principles is set forth in Note 37 of Notes to the Financial Statements.





The Notes to the Financial Statements are an integral part of these Financial Statements.

                                 FILTRONIC plc
                          CONSOLIDATED BALANCE SHEETS


                                                                                         May 31,
                                                                     Notes           2001        2002
                                                                                       (thousands)

                  Fixed assets
                  Intangible assets                                     16     GBP 54,673  GBP 34,720
                  Tangible assets                                       17        126,302     108,589
                                                                                  180,975     143,309
                  Current assets
                  Stocks                                                18         51,274      43,735
                  Debtors                                               19         66,771      55,435
                  Cash                                                              5,589       9,083
                                                                                  123,634     108,253
                  Creditors: amounts falling due within one year        20         55,524      39,774

                  Net current assets                                               68,110      68,479

                  Total assets less current liabilities                           249,085     211,788
                  Creditors: amounts falling due after one year         21        117,083      93,769
                  Provision for deferred tax                            22              -         408
                  Deferred income                                       23          1,515      12,415

                  Net assets                                                   GBP130,487  GBP105,196

                  Capital and reserves
                  Called up share capital                                       GBP 7,365   GBP 7,409
                  Share premium account                                           132,932     134,151
                  Shares to be issued                                               7,616       6,682
                  Revaluation reserve                                                 106         106
                  Profit and loss account                                         (17,532)    (43,152)

                  Equity shareholders' funds (1)                               GBP130,487  GBP105,196


(1) A summary of the significant adjustments to equity shareholders' funds that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 37 of Notes to the Financial Statements.




The Notes to the Financial Statements are an integral part of these Financial Statements.

                                 FILTRONIC plc
                       CONSOLIDATED CASH FLOW STATEMENTS


                                                                                    Year ended May 31,
                                                                 Notes        2000          2001        2002
                                                                                      (thousands)

   Net cash flow from operating activities                       24(a)   GBP 6,926     GBP 7,522  GBP 64,218

   Returns on investment and servicing of finance
   Interest received                                                         2,545         1,031         358
   Interest paid                                                           (11,414)      (12,716)    (11,629)
   Interest element of finance lease payments                                 (153)           (4)          -
   Debt issue costs paid                                                    (1,008)            -           -

   Net cash flow from returns on investment and servicing of
   finance                                                                 (10,030)      (11,689)    (11,271)

   Tax paid                                                                 (2,305)       (3,091)     (2,345)

   Capital expenditure
   Purchase of tangible fixed assets                                       (54,883)      (40,982)    (11,369)
   Sale of tangible fixed assets                                               170           171       1,312
   Government grants received                                                  750           480       1,034
   Exceptional proceeds from insurance claim                                 1,373             -           -

   Net cash flow from capital expenditure                                  (52,590)      (40,331)     (9,023)

   Acquisitions
   Purchase of subsidiaries                                                      -          (118)          -
   Cash acquired with subsidiaries                                               -            14           -

   Net cash flow from acquisitions                                               -          (104)          -

   Equity dividends paid                                                    (1,725)       (1,964)     (1,992)

   Net cash flow before financing                                          (59,724)      (49,657)     39,587

   Financing
   Issue of shares                                                          75,039         1,844         264
   Capital element of finance lease payments                                (1,326)         (147)          -
   Loans repaid                                                             (1,684)         (567)    (21,982)

   Net cash flow from financing                                             72,029         1,130     (21,718)

   Increase/(decrease) in cash                                   24(b)  GBP 12,305   GBP (48,527) GBP 17,869



The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are set forth in Note 37 of Notes to the Financial Statements.




The Notes to the Financial Statements are an integral part of these Financial Statements.

                                 FILTRONIC plc
          CONSOLIDATED STATEMENTS OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                Share Capital
                         Ordinary shares of 10p each


                                                Allotted,            Share     Shares                   Profit
                                                issued and         Premium     to be     Revaluation  and Loss
                       Authorized              fully paid up      Account(i)  issued(i)  Reserve(i)    Account     Total

                 (number)     (thousands)    (number)                                   (thousands)

  At June 1,
  1999 (ii)
  (iii) (iv)     80,000,000     GBP8,000   59,946,296  GBP5,995   GBP54,172     GBP -      GBP 106  GBP19,845   GBP80,118

  Increase       20,000,000        2,000           -          -           -         -            -          -          -

  Shares
  allotted at
  30p each
  under the
  Initial
  Share Option
  Scheme                  -            -      829,540        83         166         -            -          -         249

  Shares
  allotted at
  up to 505p
  each under
  Executive
  Share Option
  Schemes                 -            -    1,027,334       103       2,815         -            -          -       2,918

  Shares
  allotted at
  up to 680p
  each under
  Savings
  Related
  Share Option
  Schemes                 -            -      133,690        13         164         -            -          -         177

  Shares
  allotted at
  1913p each
  to QUEST                -            -        5,904         1         112         -            -          -         113

  Shares
  allotted at
  730p each
  under the
  rights issue            -            -   10,046,341     1,004      72,334         -            -          -      73,338

  Share issue
  costs                   -            -           -          -      (1,657)        -            -          -      (1,657)

  Deficit for
  the year                -            -           -          -           -         -            -     (9,867)     (9,867)

  Contribution
  to QUEST                -            -           -          -           -         -            -        (99)        (99)

  Currency
  exchange
  movement
  arising on
  consolidation           -            -           -          -           -         -            -      4,214       4,214

  Currency
  exchange
  movement on
  loan                    -            -           -          -           -         -            -     (3,955)     (3,955)

  At May 31,
  2000 (ii)
  (iii) (iv) (v) 100,000,000   GBP10,000  71,989,105   GBP7,199  GBP128,106     GBP -      GBP 106  GBP10,138  GBP145,549

  Shares
  allotted at
  30p each
  under the
  Initial
  Share Option
  Scheme                  -            -     961,020         96         192         -            -          -         288

  Shares
  allotted at
  up to 450p
  each under
  Executive
  Share Option
  Schemes                 -            -     392,685         39       1,452         -            -          -       1,491

  Shares
  allotted at
  up to 429p
  each
  under
  Savings
  Related
  Share
  Option
  Schemes                 -            -      35,528          3          75         -            -          -          78

  Shares
  allotted at
  277p each to
  QUEST                   -            -       4,637          1          12         -            -          -          13

  Shares
  allotted at
  1177p each
  as
  acquisition
  consideration           -            -     267,427         27       3,121         -            -          -       3,148

  Share issue
  costs                   -            -           -          -         (26)        -            -          -         (26)

  Acquisition
  contingent
  consideration           -            -           -          -           -     5,323            -          -       5,323

  Share
  compensation            -            -           -          -           -     2,293            -          -       2,293

  Deficit for
  the year                -            -           -          -           -         -            -    (24,785)    (24,785)

  Currency
  exchange
  movement
  arising
  on
  consolidation           -            -           -          -           -         -            -      3,047       3,047

  Currency
  exchange
  movement on
  loan                    -            -           -          -           -         -            -     (5,932)     (5,932)

  At May 31,
  2001 (ii)
  (iii) (iv) (v)100,000,000    GBP10,000  73,650,402   GBP7,365  GBP132,932  GBP7,616      GBP 106 GBP(17,532) GBP130,487


                                 FILTRONIC plc
    CONSOLIDATED STATEMENTS OF MOVEMENTS IN SHAREHOLDERS' FUNDS (continued)


                                    Share Capital
                                 Ordinary shares of 10p each


                                                                                                         Profit
                        Authorized             issued and           Premium        to be   Revaluation  and Loss
                                              fully paid up        Account(i)    issued(i)  Reserve(i)  Account    Total
                   (number)   (thousands)    (number)                                     (thousands)

  At May 31,
  2001 (ii)
  (iii) (iv)     100,000,000   GBP10,000   73,650,402   GBP7,365    GBP132,932    GBP7,616   GBP106  GBP(17,532)  GBP130,487

  Shares
  allotted at
  up to 399p
  each under
  Executive
  Share Option
  Schemes                 -            -       27,623          3            57          -         -           -           60

  Shares
  allotted at
  up to 194p
  each
  under
  Savings
  Related
  Share
  Option
  Schemes                 -            -       43,383          4            79          -          -          -           83

  Shares
  allotted at
  up to 373p
  each to
  QUEST                   -            -      157,254         16           566          -          -          -           582

  Shares
  allotted at
  1177p each
  as
  - acquisition
  consideration           -            -       44,230          4           517        (521)        -          -             -

  - share
  compensation            -            -      168,490         17             -      (1,983)        -      1,966             -

  Share
  compensation            -            -            -          -             -       1,570         -          -         1,570
  Deficit for
  the year                -            -            -          -             -           -         -    (31,043)      (31,043)


  Contribution
  to QUEST                -            -           -           -             -           -         -       (461)         (461)

  Currency
  exchange
  movement
  arising
  on
  consolidation           -            -           -           -             -           -         -      1,422         1,422

  Currency
  exchange
  movement on
  loan                    -            -           -           -             -           -         -      2,496         2,496

  At May 31,
  2002 (ii)
  (iii) (iv) (v)100,000,000    GBP10,000  74,091,382    GBP7,409    GBP134,151    GBP6,682    GBP106 GBP(43,152)   GBP105,196


(i)     The share premium account, shares to be issued and revaluation reserve are not distributable.
(ii)    Cumulative exchange translation adjustments, net of related taxation, included in the profit and loss account balance at May 31, 2002 were GBP(483,000) (2001: GBP(4,401,000); 2000: GBP(1,516,000)).
(iii)   The parent company's profits available for distribution at May 31, 2002 were GBP28,464,000 (2001:
        GBP11,001,000; 2000: GBP4,475,000).
(iv)    Cumulative goodwill set off against reserves at May 31, 2002 was GBP11,917,000 (2001: GBP11,917,000; 2000:
        GBP11,917,000).
(v)     Included in the profit and loss account balance at May 31, 2002 was GBP353,000 (2001: GBPnil; 2000: GBPnil)
        relating to an undistributable reserve fund of the Chinese subsidiary, Filtronic (Suzhou) Telecommunications Products
        Co. Limited.



The Notes to the Financial Statements are an integral part of these Financial Statements.

                                 FILTRONIC plc
                       NOTES TO THE FINANCIAL STATEMENTS


1.     Accounting policies

     Basis of accounting

     The financial statements have been prepared on the historical cost basis of accounting and in accordance with applicable United Kingdom accounting standards.


     Consolidation

     The financial statements consolidate the results and net assets of Filtronic plc and all of its subsidiaries (the "Company").


     Sales

     Sales represents amounts receivable, excluding value added tax and overseas sales taxes, in respect of goods provided in the ordinary course of business. Sales are recognized on shipment.


     Foreign currency

     The financial statements of overseas subsidiaries are translated at the rate of exchange ruling at the balance sheet date. Currency exchange movements arising on overseas subsidiaries' net assets, long-term intra-group loans and intra-group dividends are taken directly to reserves. Sales and purchases in foreign currencies are translated at the rate of exchange ruling at the time of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange. Currency exchange movements are included in the profit and loss account for the year, except those arising on long-term loans. The currency exchange movements on long-term loans are taken directly to reserves to the extent that they are offset by the currency exchange movements arising on the net assets of overseas subsidiaries and long-term intra-group loans that they finance. Any currency exchange movements which are not offset are included in the profit and loss account for the year.


     Goodwill

     Goodwill arising on acquisitions is capitalized in the consolidated balance sheet as intangible fixed assets. Goodwill is amortized in equal installments over the lower of 20 years or its estimated useful life. Goodwill is reviewed for impairment at the end of the first full financial year following the acquisition, and in other periods if there are indications that the carrying value may not be recoverable. Goodwill that arose on acquisitions prior to June 1, 1998 was set off directly against reserves. This goodwill will be taken into account in the event that these businesses are disposed.


     Tangible fixed assets

     Fixed assets are included in the financial statements at cost less accumulated depreciation. Depreciation is provided in order to write off the cost of tangible fixed assets in equal installments over their useful lives as follows


                   Freehold land            Not depreciated
                   Freehold buildings       50 years
                   Plant and machinery      3-10 years
                   Fixtures and fittings    7-10 years
                   Motor vehicles           3-5 years


     The carrying values of tangible fixed assets are reviewed for impairment if there are indications that the carrying values may not be recoverable.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

1.     Accounting policies - (continued)

     Operating leases

     Operating lease rentals are charged to the profit and loss account on a straight line basis over the lease term.

     Research and development expenditure

     Research and development expenditure is written off to the profit and loss account as incurred.

     Stocks and work in progress

     Stocks and work in progress are stated at the lower of cost, on a first-in, first-out basis, and estimated net realizable value. Cost comprises the purchase price of raw materials and components together with direct labor and attributable overheads. Estimated net realizable value is based on the estimated selling price less further costs expected to be incurred to completion and sale.

     Government grants

     Government grants which are related to revenue expenditure are recognized in the profit and loss account so as to match the expenditure to which they relate. Capital grants are shown as deferred income and credited to the profit and loss account over the expected useful economic life of the related asset in line with the depreciation policy set out above.

     Debt issue costs

     Costs incurred in issuing debt are amortized over the term of the loan.

     Deferred taxation

     Deferred tax is recognised as a liability or an asset if the transactions or events that give rise to an obligation to pay more tax in the future or a right to pay less tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted. Deferred tax is not provided on unremitted earnings of overseas subsidiaries where there is no commitment to remit these earnings. Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

     Pension schemes

     The Company operates a defined benefits pension scheme for UK employees. The contributions to the scheme are charged to the profit and loss account so as to spread the costs over the employees' working lives with the Company. The Company's overseas subsidiaries operate defined contribution pension schemes for their employees. Contributions are charged to the profit and loss account as they become payable.

     Share compensation

     Share compensation due to employees is charged to the profit and loss account over the vesting period of the shares.

     Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United Kingdom requires management to make estimates and assumptions that affect reported sales, expenses, assets and liabilities. Actual amounts could differ from such estimates.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


2.     Geographical segment analysis by origin

                                                                                     Year ended May 31,
                                                                           2000            2001          2002
                                                                                       (thousands)

  Sales
  United Kingdom                                                       GBP 79,437       GBP114,030    GBP108,951
  Finland                                                                  54,055           54,223        68,936
  United States                                                            86,118          118,946        98,871
  Australia                                                                 8,445           17,774        14,962
  China                                                                       373           12,448        12,857
  Inter segment                                                            (6,134)         (19,987)      (24,030)
                                                                       GBP222,294       GBP297,434    GBP280,547
  Operating profit/(loss) before goodwill amortization and
  impairment,
  tangible fixed asset impairment and share compensation
  United Kingdom                                                          GBP 321        GBP 1,961     GBP 2,862
  Finland                                                                  10,606            3,915        12,316
  United States                                                              (989)           6,209         2,482
  Australia                                                                 1,395            2,315           793
  China                                                                      (401)           1,649         4,332
  Central costs                                                            (2,347)          (3,825)       (4,952)
                                                                        GBP 8,585       GBP 12,224    GBP 17,833
  Operating profit/(loss)
  United Kingdom                                                          GBP 321        GBP 1,961     GBP 2,862
  Finland                                                                   8,767            2,147        10,424
  United States                                                            (2,672)         (13,278)      (26,522)
  Australia                                                                 1,395            2,315           793
  China                                                                      (401)           1,649         4,332
  Central costs                                                            (2,347)          (3,825)       (4,952)
                                                                        GBP 5,063       GBP (9,031)  GBP (13,063)

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)



2.     Geographical segment analysis - (continued)


                                                                   Year ended May 31,
                                                           2000           2001        2002
                                                    (thousands)
                      Net operating assets
                      United Kingdom                 GBP 70,693       GBP 95,439  GBP 70,978
                      Finland                            53,701           55,576      58,462
                      United States                      90,745           90,714      48,325
                      Australia                           5,942           10,871       7,928
                      China                               1,279            7,376       9,026
                      Central                              (684)            (347)       (390)
                      Net operating assets              221,676          259,629     194,329
                      Non-operating liabilities          (4,820)          (3,218)     (4,447)
                      Net debt                          (71,307)        (125,924)    (84,686)
                      Net assets                     GBP145,549       GBP130,487  GBP105,196
                      Total assets
                      United Kingdom                 GBP116,844       GBP112,614  GBP106,520
                      Finland                            71,218           66,948      69,924
                      United States                     113,202          104,047      55,736
                      Australia                           7,686           13,151       9,123
                      China                               1,500            7,849      10,889
                                                     GBP310,450       GBP304,609  GBP251,562

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)



3.     Business segment analysis


                                                                                      Year ended May 31,
                                                                          2000                2001          2002
                                                                                          (thousands)

  Sales
  Wireless infrastructure                                              GBP131,868         GBP207,777    GBP188,589
  Cellular handset products                                                48,177             42,174        48,845
  Electronic warfare                                                       25,995             25,728        26,977
  Broadband access                                                          9,524             11,273        12,544
  Inter segment                                                              (482)              (751)       (3,889)
  Excluding compound semiconductors                                       215,082            286,201       273,066
  Compound semiconductors                                                   7,212             11,233         7,481
                                                                       GBP222,294         GBP297,434    GBP280,547
  Operating profit/(loss) before goodwill amortization and
  impairment,
  tangible fixed asset impairment and share compensation
  Wireless infrastructure                                               GBP 9,296         GBP 27,212    GBP 31,777
  Cellular handset products                                                11,917              6,979        11,570
  Electronic warfare                                                        1,295               (443)       (1,336)
  Broadband access                                                         (3,365)            (2,769)       (3,030)
  Central costs                                                            (2,347)            (3,825)       (4,952)
  Excluding compound semiconductors                                        16,796             27,154        34,029
  Compound semiconductors                                                  (8,211)           (14,930)      (16,196)
                                                                        GBP 8,585         GBP 12,224    GBP 17,833
  Operating profit/(loss)
  Wireless infrastructure                                               GBP 9,296         GBP 27,212    GBP 31,777
  Cellular handset products                                                10,078              5,211         9,678
  Electronic warfare                                                        1,053               (698)       (1,583)
  Broadband access                                                         (3,365)            (6,407)      (11,999)
  Central costs                                                            (2,347)            (3,825)       (4,952)
  Excluding compound semiconductors                                        14,715             21,493        22,921
  Compound semiconductors                                                  (9,652)           (30,524)      (35,984)
                                                                        GBP 5,063         GBP (9,031)   GBP(13,063)
  Depreciation
  Wireless infrastructure                                               GBP 4,686         GBP  6,567    GBP  7,909
  Cellular handset products                                                 2,579              3,001         3,883
  Electronic warfare                                                        1,388              1,668         1,789
  Broadband access                                                            357                586           881
  Central                                                                     191                309           364
  Excluding compound semiconductors                                         9,201             12,131        14,826
  Compound semiconductors                                                     536              4,628         5,607
                                                                        GBP 9,737         GBP 16,759    GBP 20,433

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)



3.     Business segment analysis - (continued)

                                                                                   Year ended May 31,
                                                                          2000            2001        2002
                                                                                       (thousands)

        Capital expenditure
        Wireless infrastructure                                     GBP 10,748        GBP 10,782   GBP 4,857
        Cellular handset products                                        7,254             7,800       1,938
        Electronic warfare                                               2,478             1,810       2,352
        Broadband access                                                   246             1,862         918
        Central                                                             78               361          55
        Excluding compound semiconductors                               20,804            22,615      10,120
        Compound semiconductors                                         38,239            14,207       1,249
                                                                    GBP 59,043        GBP 36,822  GBP 11,369
        Net operating assets
        Wireless infrastructure                                     GBP 86,771        GBP106,612  GBP 91,675
        Cellular handset products                                       49,481            52,715      48,904
        Electronic warfare                                              21,055            19,679      18,122
        Broadband access                                                 2,897            16,299       7,055
        Central                                                           (684)             (347)       (390)
        Net operating assets excluding compound semiconductors         159,520           194,958     165,366
        Compound semiconductors                                         62,156            64,671      28,963
        Net operating assets                                           221,676           259,629     194,329
        Non-operating liabilities                                       (4,820)           (3,218)     (4,447)
        Net debt                                                       (71,307)         (125,924)    (84,686)
        Net assets                                                  GBP145,549        GBP130,487  GBP105,196

        Total assets
        Wireless infrastructure                                     GBP116,648        GBP130,359  GBP112,647
        Cellular handset products                                       64,358            59,879      55,389
        Electronic warfare                                              28,216            26,008      26,351
        Broadband access                                                 4,399            18,286       8,624
        Central                                                         21,163               648       5,491
        Excluding compound semiconductors                              234,784           235,180     208,502
        Compound semiconductors                                         75,666            69,429      43,060
                                                                    GBP310,450        GBP304,609  GBP251,562

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)



4.     Sales analysis by destination

                                                             Year ended May 31,
                                                      2000           2001         2002
                                                                 (thousands)
                            United Kingdom      GBP 43,079      GBP 43,313     GBP 14,108
                            Europe                  53,247          78,274        112,976
                            North America           95,336         128,168         84,800
                            Asia Pacific            30,632          47,679         68,663
                                                GBP222,294      GBP297,434     GBP280,547



     Major customers

     The Company's principal customers are major wireless infrastructure and cellular handset original equipment manufacturers. Following is a summary of revenues from all customers which have exceeded 10% of total revenues:


                                                             Year ended May 31,
                                                         2000       2001    2002
                                                            %        %        %
                            Nokia Corporation            32.2       35.9    52.1
                            Lucent Technologies, Inc     13.4       21.7    19.5
                            Motorola, Inc                13.9       12.5     6.8




5.     Profit and loss account items

Operating profit/(loss) is stated after charging/(crediting):

                                                                                             Year ended May 31,
                                                                                         2000        2001        2002
                                                                                                 (thousands)
  Research and development costs                                                   GBP 26,352  GBP 31,979  GBP 32,131
  Loss/(profit) on disposal of tangible fixed                                              33        (70)         191
  assets
  Auditors' remuneration                          - audit fees                            118         141         221
                                                  - other fees                            166         108          63
  Operating lease rentals                         - land and buildings                  1,224       1,272       1,383
                                                  - other                               1,444       2,079       2,369
  Government grants released                                                              (17)       (167)       (134)
  Wages and salaries                                                                   63,521      77,864      73,611
  Social security costs                                                                 6,346       7,158       6,844
  Other pension costs                                                                   4,195       4,729       4,352
  Depreciation on assets held under finance                                               148           -           -
  leases
  Depreciation on owned assets                                                          9,589      16,759      20,433



In addition, the auditors, Ernst & Young LLP, charged the following amounts for professional services in connection with:

                                                                                              Year ended May 31,
                                                                                         2000        2001        2002

                  Debt issue - included in debt issue costs                            GBP 47       GBP -       GBP -
                  Rights issue - included in share issue costs                             25           -           -


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


6.     Share compensation

                                                                                               Year ended May 31,
                                                                                         2000        2001         2002
                                                                                                  (thousands)
                  Share compensation                                                    GBP -    GBP 2,293   GBP 1,570



     As a result of the acquisition of Filtronic Sigtek, Inc. on August 29, 2000, a maximum cumulative charge of GBP4,958,000, comprising the issue of a maximum of 421,226 ordinary shares of 10p each in Filtronic plc, could arise over the four year period following the acquisition. This share compensation is contingent on Filtronic Sigtek, Inc. maintaining the number and quality of its engineers over that period. The cumulative charge at May 31, 2002 was GBP3,863,000 (2001: GBP2,293,000; 2000: GBPnil).



7.     Exceptional tangible fixed asset impairment

                                                                                                Year ended May 31,
                                                                                          2000       2001        2002
                                                                                                  (thousands)
                Exceptional tangible fixed asset impairment                              GBP -      GBP -   GBP 7,938


     The exceptional tangible fixed impairment arose in respect of the compound semiconductors operation at Filtronic Solid State.



8.     Exceptional goodwill impairment


                                                                                                Year ended May 31,
                                                                                         2000        2001          2002
                                                                                                 (thousands)

                Exceptional goodwill impairment                                          GBP -    GBP 14,078  GBP 16,036



     GBP10,378,000 (2001:  GBP14,078,000;  2000: GBPnil) of the exceptional goodwill impairment arose in respect of the compound semiconductor operation at Filtronic Solid State and GBP5,658,000 (2001: GBPnil; 2000:
GBPnil) in respect of Filtronic Sigtek, Inc., which forms part of the broadband access business segment.

     In carrying out impairment reviews under Financial Reporting Standard 11 "Impairment of Fixed Assets and Goodwill", the Board has reviewed value in use calculations for the business units of Filtronic Sigtek, Inc., Sage Laboratories, Inc., and the compound semiconductor activities of Filtronic Solid State and at Newton Aycliffe. In each of these calculations, a discount rate of 10% has been applied to the projected cash flows. With respect to Sage Laboratories, Inc., the calculation period before assuming a zero long term growth rate extended to 9 years. This is deemed appropriate due to the time cycles associated with electronic warfare programmes. With respect to the Newton Aycliffe investment, the calculation period before assuming a zero long term growth rate extended to 8 years. This is deemed appropriate as the sales revenue projections were based upon independent forecast data extending through that period.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


9.     Employees

       The monthly average number of people, including executive directors, employed by the Company was:

                                                                                             Year ended May 31,

                                                                                         2000     2001        2002
                                                                                                 (number)

                              United Kingdom                                            1,111      1,494     1,409
                              Finland                                                     883      1,006       841
                              United States                                               778        886       649
                              Australia                                                   108        210       216
                              China                                                        20        133       202
                              Japan                                                         -          -         1
                                                                                        2,900      3,729     3,318



10.     Directors' emoluments

                                                                                              Year ended May 31,
                                                                                         2000        2001         2002
     Emoluments                                                                    GBP634,390  GBP765,477 GBP1,028,010
     Company contributions paid to money purchase pension schemes                      12,040      13,446       13,967
                                                                                   GBP646,430  GBP778,923 GBP1,041,977
     Accrued pension at end of year                                                GBP 63,864  GBP135,381   GBP158,083



The number of directors who were members of the defined contribution schemes and the defined benefit scheme was:

                                                                                              Year ended May 31,
                                                                                        2000        2001      2002
                                                                                                  (number)
                Members of the defined contribution schemes                                1            1       1
                Members of the defined benefit scheme                                      3            5       5


The amounts in respect of the highest paid director are as follows:

                                                                                               Year ended May 31,
                                                                                        2000         2001     2002
                 Emoluments                                                       GBP170,919   GBP179,220 GBP188,066
                 Accrued pension at end of year                                       54,433       62,367     68,438

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


11.     Net interest payable

                                                                                                Year ended May 31,
                                                                                        2000          2001        2002
                                                                                                  (thousands)
            Interest receivable
            Interest on bank deposits                                               GBP 2,545    GBP 1,031     GBP 358
            Interest payable
            Interest on bank borrowings                                                    81          603         460
            Interest on other loans                                                    11,333       12,113      11,169
            Finance lease interest                                                        153            4           -
            Debt issue costs - amortization                                               856          842         824
            Debt issue costs - loss on repayment of debt                                    -            -         543
                                                                                       12,423        13,562     12,996
            Net interest payable                                                    GBP 9,878    GBP 12,531 GBP 12,638



12.     Net financing currency exchange gain

                                                                                                Year ended May 31,
                                                                                         2000         2001        2002
                                                                                                  (thousands)
            Currency exchange gain/(loss) on cash balances                          GBP 4,672       GBP 335   GBP (224)
            Currency exchange (loss)/gain on loan                                      (3,749)            -        389
                                                                                      GBP 923       GBP 335    GBP 165


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


13.     Taxation on loss on ordinary activities


                                                                                              Year ended May 31,
                                                                                        2000          2001       2002
                                                                                                   (thousands)
        Current tax
        United Kingdom                                                               GBP 230         GBP 130    GBP 162
        Overseas                                                                       3,802           1,434      2,938
                                                                                   GBP 4,032       GBP 1,564  GBP 3,100
        Deferred tax
        Overseas origination and reversal of timing differences                            -               -        408
                                                                                   GBP 4,032       GBP 1,564  GBP 3,508


     The United Kingdom current tax charge arises from taxes paid overseas on income paid to the United Kingdom which cannot be fully relieved against United Kingdom taxes. The overseas tax charge for the year arises primarily from the Company's operations in Finland where taxable profits cannot be relieved by losses available in the United Kingdom and the United States.

     The current tax charged for the period is higher than the standard rate of corporation tax in the United Kingdom. The difference is analysed below:

                                                                                              Year ended May 31,
                                                                                       2000            2001       2002
                                                                                                   (thousands)
      Loss on ordinary activities before tax                                     GBP (3,892)    GBP (21,227)GBP (25,536)
      Loss on ordinary activities multiplied by standard rate of
      corporation tax in the UK of 30%                                           GBP (1,168)     GBP (6,368) GBP (7,661)
      Effect of:
      Disallowable items                                                                319             208         166
      Disallowable goodwill amortisation and impairment                                 537             918       2,861
      Depreciation and impairment in advance of capital allowances                      426           1,441       3,298
      Goodwill amortisation and impairment in advance of tax allowance                    -           4,165       2,966
      Other timing differences                                                         (147)            667         183
      Tax losses carried forward                                                      7,496           1,305       2,031
      Start-up years profit exemption in China                                            -            (510)     (1,130)
      Foreign exchange differences                                                     (316)           (254)        (65)
      Allowable share option deductions                                              (3,115)           (696)        (20)
      Disallowable share compensation                                                    -              688         471
      Current tax                                                                 GBP 4,032       GBP 1,564   GBP 3,100


     The directors expect that the effect of losses brought forward and other deductions will continue to result in taxable profits arising in the Company being substantially relieved, except in Finland. Therefore the Company tax charge is expected to be primarily the tax charge on profits arising in Finland.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


13.     Taxation on loss on ordinary activities - (continued)

        Loss before taxation is analyzed as follows:

                                                                                             Year ended May 31,
                                                                                       2000        2001        2002
                                                                                               (thousands)

                          United Kingdom                                          GBP (3,504)  GBP (5,423) GBP (15,338)
                          Overseas                                                      (388)     (15,804)     (20,198)
                                                                                  GBP (3,892) GBP (21,227) GBP (25,536)

A reconciliation of the UK statutory rate of corporation tax to the effective rate is as follows:

                                                                                              Year ended May 31,
                                                                                       2000        2001        2002
                                                                                         %           %           %
      UK statutory rate                                                                30.0        30.0        30.0
      Adjusted for:
      Disallowable items                                                               (8.2)       (1.0)       (0.7)
      Disallowable goodwill amortisation and impairment                               (13.8)       (4.3)      (11.2)
      Depreciation and impairment in advance of capital allowances                    (10.9)       (6.8)      (14.5)
      Goodwill amortisation and impairment in advance of tax allowance                    -       (19.6)      (11.6)
      Other timing differences                                                          3.8        (3.1)       (0.7)
      Tax losses carried forward                                                     (192.6)       (6.1)       (8.0)
      Start-up years profit exemption in China                                            -         2.4         4.4
      Foreign exchange differences                                                      8.1         1.2         0.3
      Allowable share option deductions                                                80.0         3.3         0.1
      Disallowable share compensation                                                     -        (3.3)       (1.8)

      Effective rate                                                                 (103.6)       (7.3)      (13.7)


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


14.     Dividends

                                                           Year ended May 31,
                                    2000           2001         2002       2000           2001       2002
                                               (per share)                             (thousands)

     Interim dividend - paid       0.90p          0.90p        0.90p    GBP 647        GBP 668    GBP 666
     Final dividend - proposed     1.80p          1.80p        1.80p      1,296          1,326      1,333
                                   2.70p          2.70p        2.70p  GBP 1,943      GBP 1,994  GBP 1,999



15.     Loss per share

                                                                                              Year ended May 31,
                                                                                   2000             2001             2002
                                                                                       (thousands, except shares and
                                                                                            per share amounts)
  Adjusted basic (loss)/earnings per share                                        (7.82)p         (2.56)p        2.28p
  Effect of adjusted items net of taxation                                        (3.82)p        (28.68)p      (41.59)p

  Basic loss per share                                                           (11.64)p        (31.24)p      (39.31)p

  Adjusted diluted (loss)/earnings per share                                      (7.82)p         (2.56)p        2.25p
  Effects of adjusted items net of taxation                                       (3.82)p        (28.68)p      (41.56)p

  Diluted loss per share                                                         (11.64)p        (31.24)p      (39.31)p

  Adjusted (loss)/profit                                                     GBP (5,325)     GBP (1,871)   GBP  1,687
  Goodwill amortization                                                          (3,522)         (4,884)       (5,352)
  Exceptional goodwill impairment                                                     -         (14,078)      (16,036)
  Exceptional tangible fixed asset impairment                                         -               -        (7,938)
  Share compensation                                                                  -          (2,293)       (1,570)
  Net financing currency exchange gain                                              923             335           165

  Loss on ordinary activities after taxation                                 GBP (7,924)     GBP(22,791)   GBP(29,044)

  Weighted average number of shares in issue                                 68,054,710      72,962,735    73,881,832
  Dilution effect of share options                                                    -               -       243,482
  Dilution effect of contingently issuable                                            -               -       708,543
  shares

  Diluted weighted average number of shares                                  68,054,710      72,962,735    74,833,857


     The adjusted earnings per share figures have been provided in order that the effects of the adjusted items on reported earnings per share can be fully appreciated.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


16.     Intangible fixed assets

                                      Goodwill
                                     (thousands)
Cost
At June 1, 1999                      GBP 69,932
Currency exchange movement                  502
At May 31, 2000                          70,434
Additions                                 8,548
Currency exchange movement                  762
At May 31, 2001                      GBP 79,744
Currency exchange movement                1,188

At May 31, 2002                          80,932

Amortization
At June 1, 1999                       GBP 2,548
Charge for the year                       3,522
Currency exchange movement                   13

At May 31, 2000                           6,083
Charge for the year                       4,884
Exceptional goodwill impairment          14,078
Currency exchange movement                   26

At May 31, 2001                      GBP 25,071
Charge for the year                       5,352
Exceptional goodwill impairment          16,036
Currency exchange movement                 (247)

At May 31, 2002                      GBP 46,212

Net book value at May 31, 2002       GBP 34,720
Net book value at May 31, 2001       GBP 54,673
Net book value at May 31, 2000       GBP 64,351


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


17.     Tangible fixed assets

                                                  Freehold land    Plant and        Fixtures       Motor
                                                  and buildings    machinery    and fittings    vehicles       Total
                                                                                 (thousands)
  Cost
  At June 1, 1999                                    GBP 25,687   GBP 37,751       GBP 4,738     GBP 317  GBP 68,493
  Additions                                              19,523       37,185           2,282          53      59,043
  Disposals                                                   -         (385)           (120)       (156)       (661)
  Currency exchange movement                                267          624             169           9       1,069
  At May 31, 2000                                        45,477       75,175           7,069         223     127,944
  Additions                                               1,792       32,236           2,759          35      36,822
  Acquired with subsidiary                                    -          128               -           -         128
  Disposals                                                  (5)        (169)            (76)        (37)       (287)
  Currency exchange movement                                  9          719             152           2         882
  At May 31, 2001                                        47,273      108,089           9,904         223     165,489
  Additions                                                 202        8,971           2,184          12      11,369
  Disposals                                                (106)      (8,828)         (1,428)       (129)    (10,491)
  Currency exchange movement                                461          607             (48)          7       1,027

  At May 31, 2002                                    GBP 47,830   GBP108,839      GBP 10,612     GBP 113  GBP167,394

  Depreciation
  At June 1, 1999                                       GBP 889   GBP 10,429       GBP 1,445     GBP 120  GBP 12,883
  Charge for the year                                       620        8,024           1,015          78       9,737
  Disposals                                                   -         (228)            (75)       (155)       (458)
  Currency exchange movement                                 23          153              63           5         244

  At May 31, 2000                                         1,532       18,378           2,448          48      22,406
  Charge for the year                                       932       13,969           1,783          75      16,759
  Disposals                                                   -         (108)            (57)        (21)       (186)
  Currency exchange movement                                 18          116              73           1         208

  At May 31, 2001                                         2,482       32,355           4,247         103      39,187
  Charge for the year                                     1,063       17,276           2,035          59      20,433
  Exceptional tangible fixed asset impairment                 -        7,938               -           -       7,938
  Disposals                                                 (60)      (7,486)         (1,330)       (112)     (8,988)
  Currency exchange movement                                 15          255             (39)          4         235

  At May 31, 2002                                     GBP 3,500   GBP 50,338       GBP 4,913      GBP 54  GBP 58,805

  Net book value at May 31, 2002                     GBP 44,330   GBP 58,501       GBP 5,699      GBP 59  GBP108,589
  Net book value at May 31, 2001                     GBP 44,791   GBP 75,734       GBP 5,657     GBP 120  GBP126,302
  Net book value at May 31, 2000                     GBP 43,945   GBP 56,797       GBP 4,621     GBP 175  GBP105,538


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


18.     Stocks

                                                                     May 31,
                                                                2001        2002
                                                                  (thousands)
                            Raw materials                 GBP 30,442  GBP 29,340
                            Work in progress                  10,531       7,595
                            Finished goods                    10,301       6,800
                                                          GBP 51,274  GBP 43,735



19.     Debtors


                                                                     May 31,
                                                                2001        2002
                                                                   (thousands)
                            Trade debtors                 GBP 58,612  GBP 48,925
                            Current tax                            -         422
                            Other taxation                     3,427       1,638
                            Prepayments                        4,732       4,450
                                                          GBP 66,771  GBP 55,435



20.     Creditors: amounts falling due within one year

                                                                    May 31,
                                                                2001        2002
                                                                  (thousands)
                            Bank overdraft                GBP 14,202       GBP -
                            Loans                                228           -
                            Trade creditors                   22,514      19,061
                            Current tax                        1,892       3,128
                            Other taxation and social security 1,892       1,452
                            Accruals                          13,470      14,800
                            Dividend payable                   1,326       1,333
                                                          GBP 55,524  GBP 39,774

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


21.     Creditors: amounts falling due after more than one year

                                                                     May 31,
                                                                2001        2002
                                                                  (thousands)
                              Amounts falling due:
                              Loans between 1 and 2 years     GBP 70       GBP -
                              Loans between 2 and 3 years         53           -
                              Loans between 3 and 4 years         58      96,193
                              Loans between 4 and 5 years    119,727           -
                              Loans over 5 years                 966           -
                              Less deferred debt issue costs  (3,791)     (2,424)
                                                          GBP117,083  GBP 93,769



Deferred debt issue costs are being amortized over the period to December 1, 2005.

Details of loans are as follows:


                                                                                                          May 31,
   Repayment terms                                    Currency    Interest rate     Security        2001        2002
                                                                                                       (thousands)
   Repaid during the year (l)                              US$            6.00%    Equipment      GBP 79       GBP -
   Repaid during the year (l)                              US$            6.82%    Equipment       1,232           -
   Repaid during the year (l)                              US$            7.00%     Property         123           -
   Senior Notes repayable December 1, 2005 (2)             US$           10.00%         None     119,668      96,193
                                                                                                 121,102      96,193
   Less deferred debt issue costs                                                                 (3,791)     (2,424)
                                                                                              GBP117,311  GBP 93,769
   Loans due within one year                                                                     GBP 228       GBP -
   Loans due after one year                                                                      117,083      93,769
                                                                                              GBP117,311  GBP 93,769


(1)     Loans from State of Maryland
(2)     2001: $170,000,000; 2002: $140,750,000


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


22.     Provision for deferred tax

                                                                                    May 31,
                                                                                 2001     2002
                                                                                   (thousands)
                        Capital allowances in advance of depreciation           GBP -  GBP 408
                        Opening balance                                         GBP -    GBP -
                        Deferred tax charge                                         -      408
                        Closing balance                                         GBP -  GBP 408



The implementation of Financial Reporting Standard 19 has had no material effect on the group's taxation charge for prior years.

Deferred tax assets which have not been recognised:

                                                                                              May 31,
                                                                                          2001        2002
                                                                                           (thousands)
            Depreciation in advance of capital allowances     - United Kingdom       GBP 1,501   GBP 2,973
                                                              - Overseas                     -       2,208
            Amortisation in advance of tax allowances         - Overseas                 3,650       8,592
            Trading losses available for relief against
            future trading profits                            - United Kingdom           1,601       1,582
                                                              - Overseas                12,505      14,707
                                                                                    GBP 19,247  GBP 30,062

     The deferred tax assets have not been recognised as the directors consider that, due to the geographical distribution of the Company's deferred tax assets, it is unlikely that the underlying timing differences will reverse in the foreseeable future.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


23.     Deferred income

                                       Deferred licence fee        Deferred government grants             Total
                                             May 31,                        May 31,                       May 31,
                                        2001           2002            2001       2002               2001        2002
                                           (thousands)                    (thousands)                  (thousands)
  Opening balance                      GBP -          GBP -         GBP 1,202  GBP 1,515         GBP 1,202   GBP 1,515
  Received during                          -         10,000               480      1,034               480      11,034
  the year
  Released during                          -              -              (167)      (134)             (167)       (134)
  the year
  Closing balance                          -     GBP 10,000         GBP 1,515  GBP 2,415         GBP 1,515  GBP 12,415

     Deferred licence fee comprises the cash fee paid by BAE SYSTEMS Avionics Limited ("BAE") to Filtronic Compound Semiconductors Limited ("FCSL") under the terms of a Supply and Development Agreement dated November 30, 2001 between Filtronic plc, FCSL (together "Filtronic") and BAE. The fee revenue will be recognised in the profit and loss account in equal monthly amounts from May 1, 2003 until December 31, 2015.

     The fee has been paid by BAE in consideration of Filtronic entering into the agreement to enable BAE to utilise the Newton Aycliffe facility by inter alia maintaining the availability of the Newton Aycliffe facility for the supply of gallium arsenide ("GaAs") products for defence applications and performing the other obligations of Filtronic under the agreement. The agreement provides for its continuance until December 31, 2015 but may be extended at the option of BAE until December 31, 2025.

     In the event that BAE is unable, other than for reasons within the control of BAE, to utilise the Newton Aycliffe facility as described above, the agreement provides that Filtronic will repay the fee. If such event occurs before May 1, 2003, then the whole fee becomes repayable and if such an event occurs thereafter, the fee becomes repayable pro rata on a declining linear scale between May 1, 2003 and May 1, 2008. The agreement makes no provision for the repayment of the fee beyond that date.

     The agreement contains a number of obligations on both parties including obligations upon Filtronic to accept and perform purchase orders from BAE in accordance with a schedule of agreed commercial terms, to supply GaAs products to BAE, to maintain the availability of the Newton Aycliffe facility for the continuance of the agreement, to develop and qualify certain processes between March 2002 and July 2003 and to make such processes available to BAE for the design and supply of certain GaAs products for defence applications. All of the product supply obligations within the agreement will be fulfilled on normal commercial terms.

     As part of the agreement, Filtronic agreed to supply, and has supplied to BAE, generic design data for the creation of GaAs products for defence applications using the Newton Aycliffe facility. Filtronic has granted to BAE a worldwide, royalty free, irrevocable, sole, non-transferable licence to use this intellectual property. The intellectual property over which the licence has been granted remains the property of Filtronic.

     The agreement also contains other obligations on the parties including some relating to collaboration on the development and production of T/R Modules for application in active array radar, some relating to the manufacture of microwave modules for BAE's defence requirements and some relating to the development of other new compound semiconductor materials and processes which are considered to be appropriate for military applications.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


24.     Notes to the cash flow statements

(a) The reconciliation of operating profit to net cash flow from operating activities is as follows:

                                                                              Year ended May 31,
                                                                     2000            2001          2002
                                                                                  (thousands)
          Operating profit/(loss)                               GBP 5,063      GBP (9,031)  GBP (13,063)
          Goodwill amortization                                     3,522           4,884         5,352
          Exceptional goodwill impairment                               -          14,078        16,036
          Share compensation                                            -           2,293         1,570
          Depreciation                                              9,737          16,759        20,433
          Exceptional tangible fixed asset impairment                   -               -         7,938
          Loss/(profit) on disposal of tangible fixed assets           33             (70)          191
          Deferred licence fee income received                          -               -        10,000
          Government grants released                                  (17)           (167)         (134)
          Movement in stocks                                      (15,462)        (10,642)        7,445
          Movement in debtors                                     (17,217)         (4,307)       12,115
          Movement in creditors                                    21,267          (6,275)       (3,665)

          Net cash flow from operating activities               GBP 6,926       GBP 7,522    GBP 64,218




(b) Reconciliation of net cash flow to movement in net debt

                                                                             Year ended May 31,
                                                                     2000           2001          2002
                                                                              (thousands)
          Increase/(decrease) in cash                          GBP 12,305    GBP (48,527)   GBP 17,869
          Cash flow from debt                                       2,692            567        21,982
          Cash flow from finance leases                             1,326            147             -
          Change in net debt from cash flows                       16,323        (47,813)       39,851
          Loans acquired with subsidiaries                              -           (300)            -
          Non-cash movement                                        (1,672)          (842)       (1,367)
          Currency exchange movement                               (3,108)        (5,662)        2,754
          Movement in net debt                                     11,543        (54,617)       41,238
          Opening net debt                                        (82,850)       (71,307)     (125,924)

          Closing net debt                                    GBP (71,307)   GBP(125,924)  GBP (84,686)


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


24.     Notes to the cash flow statements -(continued)

(c) Analysis of movement in net debt

                                                       At                                Currency            At
                                                  June 1,        Cash       Non-cash     exchange       May 31,
                                                     1999        flow       movement     movement          2000
                                                                         (thousands)
        Cash                                   GBP 22,459  GBP 12,305          GBP -    GBP 4,781    GBP 39,545
        Loans due within one year                    (431)                                                 (240)
        Loans due after one year                 (103,452)                                             (110,465)
        Total loans                              (103,883)      2,692         (1,672)      (7,842)     (110,705)
        Finance leases due within one year           (590)                                                 (147)
        Finance leases due after one year            (836)                                                    -
        Total finance leases                       (1,426)      1,326              -          (47)         (147)
        Net debt                              GBP (82,850) GBP 16,323     GBP (1,672)  GBP (3,108)  GBP (71,307)



                                            At                     Acquired                 Currency            At
                                       June 1,          Cash           with    Non-cash     exchange       May 31,
                                          2000          flow     subsidiary    movement     movement          2001
                                                                (thousands)
      Cash                          GBP 39,545                                                           GBP 5,589
      Overdraft                              -                                                             (14,202)
      Net cash/(overdraft)              39,545   GBP (48,527)         GBP -       GBP -      GBP 369        (8,613)
      Loans due within one year           (240)                                                               (228)
      Loans due after one year        (110,465)                                                           (117,083)
      Total loans                     (110,705)          567           (842)       (300)      (6,031)     (117,311)
      Finance leases                      (147)          147              -           -            -             -
      Net debt                     GBP (71,307)  GBP (47,813)      GBP (842)   GBP (300)  GBP (5,662)  GBP(125,924)



                                                   At                               Currency            At
                                              June 1,        Cash       Non-cash    exchange       May 31,
                                                 2001        flow       movement    movement          2002
                                                                     (thousands)
             Cash                           GBP 5,589                                            GBP 9,083
             Overdraft                        (14,202)                                                   -
             Net cash/(overdraft)              (8,613) GBP 17,869          GBP -    GBP (173)        9,083
             Loans due within one year           (228)                                                   -
             Loans due after one year        (117,083)                                             (93,769)
             Total loans                     (117,311)     21,982         (1,367)      2,927       (93,769)
             Net debt                     GBP(125,924) GBP 39,851     GBP (1,367)  GBP 2,754   GBP (84,686)


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


25.     Financial commitments

     Annual commitments under non-cancellable operating leases which expire as follows:

                                    May 31,
                                2001       2002
                                  (thousands)
Land and buildings
In two to five years         GBP 361    GBP 453
In over five years               963        986
                           GBP 1,324  GBP 1,439
Other
In two to five years       GBP 2,529  GBP 2,127



     The aggregate payments, for which there are commitments under operating leases at May 31, 2002, fall due as follows:

                               Land
                                and
                          buildings          Other      Total
                                        (thousands)
Within 1 year             GBP 1,439      GBP 2,127  GBP 3,566
Between 1 and 2 years         1,108            879      1,987
Between 2 and 3 years           586            261        847
Between 3 and 4 years           468             70        538
Between 4 and 5 years           435              -        435
After 5 years                 1,030              -      1,030
                          GBP 5,066      GBP 3,337  GBP 8,403



26.     Capital commitments

                                                                                               May 31,
                                                                                           2001       2002
                                                                                             (thousands)
Capital expenditure contracted for but not provided in the financial statements         GBP 2,226    GBP 2,187


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


27.     Pension schemes

     For United Kingdom employees, the Company operates a funded pension scheme providing benefits based on final pensionable pay. The assets of the scheme are held in a separate trustee fund administered by professional investment managers. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. The contributions are determined by a qualified actuary on the basis of annual valuations using the projected unit method and are met in the ratio of two thirds by the Company and one third by the employee. The most recent valuation was at July 1, 2001. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment returns would be 2% per annum in excess of future salary increases and 4.5% per annum in excess of future pension increases.

     The pension cost for the year was GBP1,725,000 (2001: GBP1,548,000; 2000: GBP1,197,000). The pension cost allowed for a deficit variation to be amortized over the working lifetimes of the active members. The amortization was calculated to be GBP99,121.

     The most recent actuarial variation showed that the market value of the scheme's assets was GBP12,300,000 and that the actuarial value of those assets represented 90% of the benefits that had accrued to members after allowing for expected future increases in earnings. In accordance with the actuary's recommendations, contributions to the scheme will remain at 15% of pensionable salaries, two thirds of which is payable by the Company.

     For employees in Finland, Filtronic LK Oy contributes to a defined contribution pension plan in accordance with Finnish regulations and practices. The pension cost for the year, based on insurance companies' charges, was GBP1,796,000 (2001: GBP2,460,000; 2000: GBP2,307,000).

     For employees in the United States, contributions are made to a defined contribution plan under section 401(k) of the Internal Revenue Code. The pension cost for the year was GBP504,000 (2001: GBP471,000; 2000:
GBP575,000).

     For employees in Australia, Filtronic Pty Limited contributes to a defined contribution superannuation fund operated by an independent insurance company. The pension cost for the year was GBP313,000 (2001:
GBP237,000; 2000: GBP104,000).

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


28.     Financial Reporting Standard 17

     The Company has accounted for pension costs in accordance with Statement of Standard Accounting Practice No 24. Under Financial Reporting Standard 17 ("FRS17"), certain transitional disclosures are required and these are set out below.

     The calculations have been based on the findings of the actuarial valuation carried out with effect from July 1, 2001. The results of that valuation have been projected to May 31, 2002 and then recalculated based on the following assumptions, which the directors consider to be appropriate.

Rate of inflation                                       2.75%
Salary increase rate                                    4.25%
LPI Increase for post April 1997 pensions in payment    2.50%
Revaluation of deferred pensions                        2.75%
Liability discount rate                                 6.00%


     The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and are thus inherently uncertain, are set out below:

                                                            Expected
                                                          return for
                                               Value    year ending
                                              May 31,        May 31,
                                               2002           2003
                                                   (thousands)
Equities                                 GBP 10,793             7%
Bonds                                         1,837             5%
Property                                        308             7%
Cash                                            695             5%
Total scheme assets                          13,633
Present value of scheme liabilities         (18,500)
Deficit in the scheme                    GBP (4,867)

     Were the Company to be required to contribute the amount of FRS17 deficit to the scheme, the contribution would be deductible for United Kingdom corporation tax. Tax relief at 30% would amount to GBP1,460,000, which would be added to trading losses available for relief against future trading profits. The scheme assets, the majority of which are equities, are potentially subject to significant market movements. FRS17 disclosures measure the value of these assets at a single point in time, namely May 31, each year. The scheme's liabilities are measured by reference to long-term AA corporate bond yields that can again move significantly and according to market conditions. FRS17 indicates a deficit in relation to the scheme at May 31, 2002. The Minimum Funding Requirement valuation at July 1, 2001 indicated a surplus with a funding level of 126%.

     If the net pension liability had been recognised in the financial statements, the group's net assets and profit and loss account reserve would have been as follows:

                                                                May 31,
                                                                 2002
                                                              (thousands)

Net assets excluding FRS17 pension deficit                     GBP105,196
Net pension deficit                                                (4,867)
Net assets including pension deficit                           GBP100,329
Profit and loss account reserve excluding pension deficit         (43,152)
Net pension deficit                                                (4,867)
Profit and loss account reserve including pension deficit     GBP (48,019)

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


29.  Share options

     The Company's policy is to grant options under the Executive Schemes at the point of recruitment or promotion. The Company also operates savings related schemes in the United Kingdom, the United States, Finland and Australia which are open to all employees who have fulfilled the eligibility criteria. All of these schemes are available to all qualifying employees within the relevant countries.

     Initial Share Option Scheme

     On June 20, 1994 Filtronic Comtek (UK) Limited established the Initial Share Option Scheme ("ISOS"). Under the rules of the ISOS, certain of the directors and key employees were granted unapproved share options in respect of up to 342,375 shares in Filtronic Comtek (UK) Limited. Under the ISOS rules, in each of the seven option exercise periods between October 1, 1994 and May 31, 2001, an employee could have exercised options in respect of that number of shares which were equal to one seventh of the total number of shares which were the subject of the option held by that employee under the ISOS or 350 shares, whichever was the greater. On October 14, 1994 the Company entered into an agreement with each option holder whereunder each relevant employee was entitled to receive 20 ordinary shares in the Company for each Filtronic Comtek (UK) Limited share allotted to him under the ISOS. All remaining options under this scheme were exercised in the year ended May 31, 2001.

     Executive Share Option Schemes

     The Company's Executive Share Option Schemes include the Executive Scheme, 1997 Scheme, Unapproved Share Option Scheme and US Executive Scheme. The ability to exercise options granted under the Executive Share Option Schemes is conditional upon the Company achieving certain performance targets. The Remuneration Committee may vary any performance target if it considers that such a target no longer represents a fair measure of performance.

     Executive Scheme. Under the Filtronic plc Executive Share Option Scheme (the "Executive Scheme"), the Remuneration Committee has a discretion to invite any full time Director or employee who is required to devote substantially all of his time to the business of the Company or any member of the Company to participate in the scheme. Options granted under this scheme are generally exercisable within the period of three to ten years after the date of grant and, except in certain circumstances, only if certain performance targets have been satisfied. The exercise price for an option is the higher of the nominal value of Filtronic plc's ordinary shares and the average middle market quotation of Filtronic plc's ordinary shares as derived from the Daily Official List of the United Kingdom Financial Services Authority for the three dealing days immediately prior to the date of grant of the option.

     1997 Scheme.  Under the Filtronic  plc  Executive  Share Option Scheme
1997) (the "1997 Scheme"), the Remuneration Committee has a discretion to invite any full time Director or employee who is required to devote substantially all of his time to the business of the Company or any member of the Company to participate in the scheme. Options granted under this scheme are generally exercisable in five equal annual tranches over a five-year period and, except in certain circumstances, only if certain performance targets have been satisfied. The exercise price for an option is the higher of the nominal value of Filtronic plc's ordinary shares and the average middle market quotation of Filtronic plc's ordinary shares as derived from the Official List of the United Kingdom Financial Services Authority for the three dealing days immediately prior to the date of grant of the option.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

29.  Share options (continued)

     Unapproved Share Option Scheme. The Company has also established the Filtronic plc Unapproved Executive Share Option Scheme (the "Unapproved Scheme"), the principal features of which are substantially the same as those of the Executive Scheme.

     US Executive Scheme. The Company has also established the Filtronic plc United States Executive Share Option Scheme (the "US Executive Scheme"). The rules of the US Executive Scheme are the same as those of the Executive Scheme save where the rules have been modified to take account of the relevant laws of the United States.

     Savings Related Schemes

     The Company has established savings-related schemes in the United Kingdom, the United States, Australia and Finland.

     United Kingdom. Under the Filtronic plc Savings Related Share Option Scheme (the "UK SAYE Scheme"), any full-time Director or employee who works for a certain number of hours per week and who has completed at least one year's service is eligible to, and will be invited to, participate in the scheme.

     Each employee who has applied for an option under this scheme will enter into a savings contract (the "Contract"). The employee will make monthly savings under the Contract. The exercise price for an option is the higher of the nominal value of Filtronic plc's ordinary shares and the average middle market quotation of Filtronic plc's ordinary shares (discounted by up to 20%) as derived from the Daily Official List of the United Kingdom Financial Services Authority for the three dealing days immediately prior to the date on which invitations to apply for options are issued. The number of ordinary shares over which a participant will be granted will be the number of ordinary shares which, taking into account the exercise price, can be purchased with the amount saved under the
Contract. Options granted under the UK SAYE Scheme are generally exercisable not later than six months after the maturity date of the Contract.

     United States, Australia and Finland. The rules of the schemes in the United States, Australia and Finland are the same as those of the UK SAYE Scheme, save where the rules have been modified to take account of the relevant laws of those countries.

     Summarized information about options outstanding at May 31, 2002 is as follows:

                                                              Options outstanding               Options exercisable
                                                              Weighted
                                                               average    Weighted                           Weighted
                        Range of                             remaining     average                            average
                        exercise         Number            contractual      option                 Number      option
                          prices    outstanding                   life       price            exercisable       price
                         (pence)                               (years)     (pence)                            (pence)
  Executive Share      149-2,030      7,395,022                    6.9         479              3,997,925         425
  Option Schemes
  Savings Related        120-680        398,609                    2.6         550                 23,670         167
  Share Option
  Schemes


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

29.     Share options - (continued)

Movement in options outstanding are as follows:


                                   Initial Share                Executive Share                Savings Related Share
                                   Option Scheme                 Option Schemes                    Option Schemes
                                            Weighted                       Weighted                          Weighted
                                             average                        average                           average
                               Number of      option          Number of      option             Number of      option
                                  shares      prices             shares      prices                shares      prices
                                             (pence)                        (pence)                           (pence)
  Options outstanding          1,797,020          30          7,701,356         381             1,001,627         301
  at June 1, 1999
  Granted                              -                      1,332,531       1,011               494,467         655
  Exercised                     (829,540)         30         (1,027,334)        284              (227,701)        127
  Lapsed or cancelled             (6,460)         30           (526,396)        418               (51,676)        431
  Options outstanding            961,020          30          7,480,157         504             1,216,717         472
  at May 31, 2000
  Granted                              -                        648,580         367                     -
  Exercised                     (961,020)         30           (392,685)        381               (39,265)        230
  Lapsed or cancelled                  -                       (612,845)        595              (394,651)        556
  Options outstanding                  -                      7,123,207         491               782,801         441
  at May 31, 2001
  Granted                              -                        788,987         404                     -
  Exercised                            -                        (27,623)        215              (172,659)        149
  Lapsed or cancelled                  -                       (489,549)        546              (211,533)        474
  Options outstanding                  -                      7,395,022         479               398,609         550
  at May 31, 2002
  Options exercisable                  -                      3,997,925         425                23,760         167
  at May 31, 2002



                                                                 Fair value    Fair value    Fair value
                                                                    (pence)       (pence)       (pence)

                Fair values of options granted, where the
                stock price was equal to the exercise price,
                in the year ended May 31,
                2000                                                      -           513             -
                2001                                                      -           245             -
                2002                                                      -           285             -
                Fair values of options granted, where the
                stock price exceeded the exercise price, in
                the year ended May 31,
                2000                                                      -             -           499
                2001                                                      -             -             -
                2002                                                      -             -             -



The  fair  values  of  options   granted  were  estimated   using  the
Black-Scholes option pricing model with the following assumptions: dividend yield - 2000 0.26%, 2001 1.06%, 2002 1.42%; expected volatility - 2000 62%,
2001 98%, 2002 110%; risk free interest rate - 2000 5.00%, 2001 5.00%, 2002
5.00%; and expected life - four years for the Executive Schemes and five to seven years for the Savings Related Schemes.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


30.  Qualifying Employee Share Trust

     The Company has established a Qualifying Employee Share Trust ("QUEST") to acquire ordinary shares of 10p each in the Company for issue to employees exercising options under the UK Savings Related Share Option Scheme. The trustee of the QUEST is Filtronic QUEST Trustees Limited, which is a wholly owned subsidiary of the Company. All UK employees, including executive directors, are potential beneficiaries under the QUEST.

     During the year the Company made a contribution  of GBP461,000  (2001:
GBPnil; 2000: GBP99,000) to the QUEST. Filtronic QUEST Trustees Limited has waived its right to dividends on the 35,878 shares held by the QUEST, which had a market value of GBP68,000 at May 31, 2002.


31.  Contingently issuable shares

     The contingently issuable shares outstanding at May 31, 2002 were:


                                                  Vesting period               Number
Acquisition contingent consideration     August 22, 2000 to August 22, 2004    408,018
Share compensation                       August 22, 2000 to August 22, 2004    252,736
                                                                               660,754


     Vesting of the shares is conditional upon Filtronic Sigtek, Inc. maintaining the number and quality of its engineers over the vesting period.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


32.  Related party transactions

     2002

     The following related party transactions occurred during the year and were all on an arm's length basis.

     Filtronic plc and some of its UK subsidiaries incurred professional charges, totalling GBP15,422, with Schofield Sweeney, a firm of solicitors, in which C E Schofield is a partner.

     Filtronic Components Limited subleases premises to Techceram Limited, a company in which Professor J D Rhodes and his family have a material interest. Rents charged amounted to GBP16,500. At May 31, 2002 GBP11,665 was outstanding.

     Filtronic Comtek (UK) Limited incurred costs of GBP13,561 for the rental of an executive box and the provision of refreshments with Bradford City A.F.C. (1983) Limited, a company which is wholly owned by Bradford City (Holdings) Plc, in which Professor J D Rhodes and his family have a material interest.

     Filtronic Components Limited earned royalties of GBP11,244 from Photarc Surveys Limited, a company in which J Samuel has a material interest. At May 31, 2002 GBP3,595 was outstanding.


     2001

     The following related party transactions occurred during the year and were all on an arm's length basis.

     Filtronic plc and some of its UK subsidiaries incurred professional charges, totalling GBP26,468, with Schofield Sweeney.

     Filtronic Components Limited subleases premises to Techceram Limited. Rents charged amounted to GBP16,500.

     Filtronic Comtek (UK) Limited incurred costs of GBP31,037 for the rental of an executive box and the provision of refreshments with Bradford City A.F.C.
(1983) Limited.

     Filtronic Components Limited earned royalties of GBP4,320 from Photarc Surveys Limited.


2000

     The following related party transactions occurred during the year and were all on an arm's length basis.

     Filtronic plc and some of its UK subsidiaries incurred professional charges, totalling GBP18,650, with Schofield Sweeney.

     Filtronic Components Limited subleases premises to Techceram Limited. Rents charged amounted to GBP16,500.

     Filtronic Comtek (UK) Limited incurred costs of GBP36,012 for the rental of an executive box and the provision of refreshments with Bradford City A.F.C. (1983) Limited.

     Filtronic Components Limited earned royalties of GBP6,484 from Photarc Surveys Limited. At May 31, 2000 GBP8,057 was outstanding.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


33.     Financial instruments

Foreign currency and exchange rates

     The Company's policy is not to hedge against transactions which occur in any of the functional currencies of any of the Company's subsidiaries. These currencies are sterling, US dollars, euros, Australian dollars and Chinese yuan. Sales and purchases which occur in other currencies are hedged by forward foreign exchange contracts or similar instruments where such transactions are material. The Company does not hedge against any balance sheet currency translation risks. However, where practicable, all subsidiaries retain surplus cash funds in US dollars and on short-term deposit.

Interest rate risk and currency profile of financial assets

     The interest rate risk and currency profile of financial assets, excluding short-term debtors, was as follows:

                                  Floating rate
                                 financial assets
                                      May 31,
                                  2001       2002
                                   (thousands)
Sterling                        GBP 24  GBP 5,396
US dollar                        3,590      1,395
Euro                             1,477      1,347
Australian dollar                  403        358
Chinese yuan                        55        565
Japanese yen                        40         22
                             GBP 5,589  GBP 9,083



     Floating  rate  financial  assets  comprise   overnight  money  market
deposits and bank deposit accounts.

Interest rate risk profile of financial liabilities

     The interest rate risk profile of financial liabilities, excluding short-term creditors, was as follows:


                             Fixed rate                               Financial liabilities
                       Average         Average               Fixed     Floating    Interest
                 interest rate    fixed period                rate         rate        free       Total
                           (%)         (years)                             (thousands)

May 31, 2002
Sterling                     -               -               GBP -        GBP -  GBP 10,000  GBP 10,000
US dollar                 10.0             3.5              96,193            -           -      96,193
                                                        GBP 96,193        GBP -  GBP 10,000  GBP106,193
May 31, 2001
Sterling                     -               -               GBP -   GBP 14,202       GBP -  GBP 14,202
US dollar                 10.0             4.6             121,102            -           -     121,102
                                                        GBP121,102   GBP 14,202       GBP -  GBP135,304


     Floating rate financial liabilities comprised sterling overdraft that carried interest at bank base rate plus 1.25%. At May 31, 2002 the bank base rate was 4%. The maturity profile of financial liabilities is shown in note 21.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

33.     Financial instruments - (continued)

Borrowing facilities

     At May 31, 2002 the Company had a bank borrowing facility of GBP31,000,000 (2001: GBP25,000,000), all of which was undrawn. This facility was renewed in July 2002 and is due to review again in June 2003. This facility is secured by a fixed charge over the group's freehold property in the United Kingdom and a floating charge over the group's other United Kingdom assets.


Currency exposures

                                                                                 Net US dollar
                                                                                    monetary
                                                                              assets/(liabilities)
                                                                                      May 31,
                                                                                 2001         2002
                                                                                    (thousands)
Functional currency of operations:
Sterling                                                                     GBP 5,687 GBP (11,413)
Euro                                                                               687           -
Australian dollar                                                                3,929       4,260
                                                                            GBP 10,303  GBP (7,153)

     Currency  exchange  movements  arising  on  the  $140,750,000   (2001:
$170,000,000) Senior Notes that are offset by currency exchange movements on the net assets, including goodwill, of overseas subsidiaries and intra-group loans, that they finance, are taken directly to reserves. Currency exchange movements on the Senior Notes which are not offset are taken through the profit and loss account.

     The currency exchange movement on the Senior Notes comprised:

                                                                                 Year ended May 31,
                                                                                   2001       2002
                                                                                    (thousands)
Currency exchange (loss)/gain taken directly to reserves                     GBP (5,932) GBP 2,496
Currency exchange gain taken through the profit and loss account                      -        389
                                                                             GBP (5,932) GBP 2,885


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

33.  Financial instruments - (continued)

Fair values of financial assets and liabilities

     The carrying amounts and fair values of the Company's financial instruments are as follows:

                                                                         May 31,
                                                         2001                       2002
                                                     Carrying        Fair       Carrying        Fair
                                                       amount       value         amount       value
                                                                       (thousands)
                    Assets
                    Cash and short-term deposits    GBP 5,589   GBP 5,589      GBP 9,083   GBP 9,083
                    Liabilities
                    Long-term loans                 GBP 1,434   GBP 1,434          GBP -       GBP -
                    Senior Notes - gross           GBP119,668  GBP 74,194     GBP 96,193  GBP 96,073
                    Deferred debt issue costs          (3,791)     (3,791)        (2,424)     (2,424)
                    Senior Notes - net             GBP115,877  GBP 70,403     GBP 93,769  GBP 93,649


The following methods and assumptions were used to establish the fair values set forth above:

Cash and short-term deposits: the carrying amount reported in the balance sheet for cash equates to its fair value.

Long-term loans: the carrying amount reported in the balance sheet for long-term loans equates to their fair value.

Senior Notes: the fair value is the market value of the Senior Notes.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


34. Acquisition of subsidiary

Filtronic Sigtek, Inc.

     On August 29, 2000 the Company completed the acquisition of Sigtek, Inc. for consideration in shares. Its results and cash flows have been consolidated from that date. The name of the subsidiary has been changed to Filtronic Sigtek, Inc. The goodwill arising on the acquisition was being amortized over its estimated useful life of five years. The unamortized goodwill of GBP5,658,000 was written off in the year ended May 31, 2002, following an impairment review.

Analysis of acquisition

                                                                                                      (thousands)
        Initial consideration - shares issued (267,427 ordinary shares of 10p at 1177p)                GBP 3,148
        Contingent consideration - shares to be issued (452,248 ordinary shares of 10p at 1177p)           5,323
        Acquisition costs                                                                                    118
                                                                                                       GBP 8,589


        Net assets at date of acquisition
                                                                                                      Book Value
                                                                                                             and
                                                                                                      Fair Value
                                                                                                      (thousands)
        Tangible fixed assets                                                                            GBP 128
        Stocks                                                                                                98
        Debtors                                                                                              255
        Creditors                                                                                           (154)
        Cash                                                                                                  14
        Loans                                                                                               (300)
        Net assets                                                                                            41
        Goodwill arising on acquisition                                                                    8,548
                                                                                                       GBP 8,589


     Filtronic Sigtek, Inc. is located in the United States of America and forms part of the broadband access business segment. Its results for the periods pre and post-acquisition are set out below.


                                                               Pre-acquisition    Pre-acquisition    Post-acquisition
                                                                    year ended       period ended        period ended
                                                                  December 31,         August 29,             May 31,
                                                                          1999               2000                2001
                                                                                        (thousands)
  Sales                                                              GBP 2,979          GBP 1,642           GBP 2,484
  Operating profit/(loss) before goodwill amortisation and
  share compensation                                                        36               (139)               (500)
  Goodwill amortisation                                                      -                  -              (1,345)
  Share compensation                                                         -                  -              (2,293)
  Operating profit/(loss)                                                   36               (139)             (4,138)
  Net interest payable                                                     (26)               (17)                (62)
  Profit/(loss) for the financial period                                GBP 10           GBP (156)         GBP (4,200)



     There were no recognized gains or losses other than the profit/(loss) for the financial period.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

34.     Acquisition of subsidiary - (continued)

Unaudited pro forma information

     The unaudited pro forma effect of this acquisition on the results for 2000 and 2001, assuming it was consummated at the beginning of the year in which it was acquired and at the beginning of the immediate preceding year, is as follows.

                                        Year ended May 31,
                                         2000        2001
                                       (thousands, except
                                       per share amounts)

Sales                               GBP225,606   GBP298,262
Loss for the year                      (13,524)     (24,191)
Loss per share - basic                  (19.87)p     (33.16)p
               - diluted                (19.87)p     (33.16)p



35.      Subsequent event

     On July 26, 2002 the board decided to close the compound semiconductors fabrication facility at Filtronic Solid State, Santa Clara, California. The consequent impairment to the carrying value of tangible fixed assets is set out in note 7. Closure costs are estimated to be GBP2,500,000 and will be charged to the profit and loss account in the financial year ending May 31, 2003.

36.      Companies Act 1985

     These financial statements do not comprise the Company's statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the years ended May 31, 2000, 2001 and 2002, on which the auditors' reports were unqualified, have been delivered to the Registrar of Companies for England and Wales.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

37. Differences between United Kingdom and United States generally accepted accounting principles

     The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ from United States generally accepted accounting principles ("US GAAP"). The significant differences applicable to the Company are summarized below.

     Foreign currency translation

     In the preparation of the Company's consolidated financial statements under UK GAAP, financial statements of non-UK companies are translated at year-end rates of exchange. Under US GAAP, the profit and loss accounts and cash flow statements would be translated at average rates for the year.

     Pension costs

     The expected costs of providing pensions benefits under the UK pension scheme, which is a defined benefits plan, are charged to the profit and loss account so as to spread the costs over the service lives of the participating employees. Contributions to the Company's other schemes, which are all defined contribution plans, are charged to the profit and loss account as incurred. With respect to defined benefit plans, US GAAP require that the projected benefit obligation be matched against the fair value of the relevant plan's assets and be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the year. For the purpose of the reconciliations below, the Company adopted the provisions of Statement of Financial Accounting Standards 87, "Employers' Accounting for Pensions'("SFAS 87"), with respect to the UK pension plan from June 1, 1996. The Company has not implemented SFAS 87 as of its effective date for non-US plans (fiscal years beginning after December 15, 1988) due to the unavailability of actuarial data. Accordingly, a portion of the transition asset at June 1, 1996 was allocated to shareholders' equity based on a ratio of 7:15, being the number of years elapsed between the effective date of SFAS 87 (the Company's fiscal year beginning June 1, 1989) and June 1, 1996, over the 15-year period being used to amortize the transition asset.

     Revaluation of tangible fixed assets

     Under UK GAAP, one of the Company's freehold buildings was revalued in 1994 and the resulting valuation was incorporated into the financial statements. Depreciation has been charged on the revalued amount. Under US GAAP, such revaluation is not permitted and depreciation is charged on the property's historical cost.

     Goodwill

     Goodwill arising on consolidation before June 1, 1998 was set off directly against reserves. Goodwill arising on consolidation from June 1, 1998 is capitalized and amortized over its estimated useful life to a maximum of 20 years. Under US GAAP, goodwill (as determined under US GAAP) was capitalized and amortized over its estimated useful life, a period not exceeding 40 years. For the purposes of the reconciliations below, a period of 20 years has been used for the goodwill arising before June 1, 1998. Following an impairment review, the remaining goodwill arising on consolidation before June 1, 1998 was impaired. This impairment was expensed in the year ended May 31, 2001.

     Impairment of fixed assets

     Under UK GAAP, impairment of fixed assets is accounted as an addition to the accumulated depreciation. Under US GAAP, impairment of fixed assets is accounted as a deduction from cost.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


37. Differences between United Kingdom and United States generally accepted accounting principles - (continued)

     Stock-based compensation

     Under UK GAAP, no compensation expense arises under the Company's various share option plans. For the purposes of the reconciliations below, the Group used the intrinsic value basis in determining compensation expense under US GAAP for periods prior to June 1, 1999. On this basis, the Savings Related Share Option Schemes and the Initial Share Option Scheme were not considered to be compensatory and thus no compensation expense arose. The Executive Share Option Plans are variable plans and compensation expense for these plans was determined by reference to the market price of the Company's shares at each period end compared with the option price and charged to income over the vesting period. At May 31, 2002, no deferred compensation expense remained to be expensed under the intrinsic value method.

     From June 1, 1999, the Company elected to use the fair value method in Statement of Financial Accounting Standards 123 in determining compensation expense under US GAAP. Under this method, the fair value of all options granted by the Company from that date is determined at the date of grant and expensed over the vesting period. For options issued prior to that date, compensation expense continued to be accounted for using the intrinsic value method as described above.

     Deferred compensation expense remaining to be expensed at May 31, 2002 was GBP2,758,000 (2001: GBP2,890,000).

     Financing costs

     Under US GAAP, the net financing currency exchange gain would be included in other operating costs.

     Under UK GAAP, the exchange gain on US dollar borrowings which are financing the overseas investments is taken to reserves net of related taxation. Under US GAAP, only the gain relating to that part of the borrowings which qualifies as a hedge of the Company's US dollar investments, less related taxation, is taken to shareholders' equity as a component of other comprehensive income; the remainder, less related taxation, is taken to income.

     Deferred debt issue costs

     Under US GAAP, deferred debt issue costs would be included in assets. Under UK GAAP, deferred debt issue costs are deducted from the loan liability.

     Dividends

     Under UK GAAP, dividends are provided for in the year in respect of which they are proposed or declared. Under US GAAP, dividends are only provided in the period in which they are declared.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


37. Differences between United Kingdom and United States generally accepted accounting principles - (continued)

     The following is a summary of the significant adjustments to profit for the year and shareholders' funds which would be required if US GAAP were to be applied instead of UK GAAP:

     Income

                                                                                          Year ended May 31,
                                                                             2000                  2001          2002
                                                                                              (thousands)
  Loss for the financial year as reported in the consolidated
  profit and loss account under UK GAAP                                GBP (7,924)          GBP (22,791)  GBP (29,044)
  Adjustments:
  Foreign currency translation                                                509                   415          (778)
  Depreciation on revalued property                                             2                     2             2
  Pension costs                                                              (358)               (1,186)       (1,418)
  Stock compensation                                                      (25,801)               21,641        (1,795)
  Goodwill amortization                                                      (538)                 (538)            -
  Goodwill impairment                                                           -                (8,962)            -
  Foreign exchange gain on Senior Notes                                     3,014                     -             -
  Deferred taxation - methodology                                           2,096                     -             -
  on above adjustments                                                       (104)                    -             -
  Net loss as adjusted to accord with US GAAP                         GBP (29,104)          GBP (11,419)  GBP (33,033)


The consolidated statement of income under US GAAP is as follows:

                                                                   Year ended May 31,
                                                         2000             2001          2002
                                                      (thousands, except per share amounts)
  Net sales                                        GBP217,800       GBP296,309    GBP279,788
  Costs and expenses
  Cost of sales                                       157,257          215,131       200,742
  Engineering and development costs                    26,352           31,979        31,906
  Selling, general and administrative expenses         51,303           46,463        64,130
  Interest expense, net                                 9,878           12,531        12,638
  Loss before income taxes                            (26,990)          (9,795)      (29,628)
  Income taxes                                         (2,114)          (1,624)       (3,405)
  Net loss                                        GBP (29,104)     GBP (11,419)  GBP (33,033)
  Per ordinary share:
  Basic                                                (42.77)p         (15.65)p      (44.71)p
  Diluted                                              (42.77)p         (15.65)p      (44.71)p


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


37. Differences between United Kingdom and United States generally accepted accounting principles - (continued)

     A reconciliation of the numerators and denominators of the basic and fully diluted US GAAP earnings per share calculations is as follows:

                                                                      Year ended May 31,
                                                                 2000          2001         2002
                                                                          (thousands)
Numerator
Basic and diluted calculation - net loss as adjusted to
accord with US GAAP                                        GBP (29,104) GBP (11,419)  GBP (33,033)
Denominator
Basic - weighted average number of shares outstanding           68,055       72,963        73,882
Dilutive effect of share options                                     -            -           243
Dilutive effect of contingently issuable shares                      -            -           709
Diluted - weighted average number of shares outstanding         68,055       72,963        74,834



     Comprehensive income

     The consolidated statement of comprehensive income under US GAAP is as follows:


                                                                         Year ended May 31,
                                                                  2000         2001          2002
                                                                            (thousands)
Net loss as adjusted to accord with US GAAP                GBP (29,104) GBP (11,419)  GBP (33,033)
Other comprehensive income
Translation adjustment
Arising on consolidation                                         3,705        2,632         2,200
Currency exchange movement on loans                             (6,969)      (5,932)        2,496
Comprehensive income                                       GBP (32,368) GBP (14,719)  GBP (28,337)



Movements in other comprehensive income amounts are as follows:

                                                                         Year ended May 31,
                                                                  2000         2001          2002
                                                                            (thousands)
Cumulative translation adjustment, net of taxation
At June 1                                                   GBP (4,404) GBP  (7,668)  GBP (10,968)
Arising in year                                                 (3,264)      (3,300)        4,696
At May 31                                                   GBP (7,668) GBP (10,968)   GBP (6,272)


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


37. Differences between United Kingdom and United States generally accepted accounting principles - (continued)


     Shareholders' funds


                                                                                     May 31,
                                                                                 2001        2002
                                                                                  (thousands)
Equity shareholders' funds as reported in the consolidated balance sheet under
UK GAAP                                                                    GBP130,487  GBP105,196
Adjustments:
Intangible fixed assets - goodwill - cost                                     (14,078)    (38,148)
                                     amortisation                              14,078      38,148
Tangible fixed assets - impairment - cost                                           -      (7,938)
                                   - depreciation                                   -       7,938
                      - revalued property - cost                                 (106)       (106)
                                          - depreciation                           11          13
Non-current assets - deferred debt issue costs                                  2,949       1,661
Current assets - deferred debt issue costs                                        842         763
Current liabilities - accrued pension costs                                    (1,880)     (3,298)
                    - proposed dividend                                         1,326       1,333
Long term liabilities - deferred debt issue costs                              (3,791)     (2,424)
Shareholders' equity as adjusted to accord with US GAAP                    GBP129,838  GBP103,138


     Consolidated cash flow statement

     The consolidated cash flow statement prepared under UK GAAP presents substantially the same information as that required under US GAAP but they differ with regard to the classification of items within them and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP. Under US GAAP, cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends, management of liquid resources and financing. US GAAP require only three categories of cash flow activity to be reported, operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would be included within operating activities under US GAAP. The payment of dividends would be included within financing activities under US GAAP. Capital expenditure, financial investment and acquisitions are included within investing activities under US GAAP.

   The categories of cash flows under US GAAP can be summarized as follows:


                                                                       Year ended May 31,
                                                                 2000         2001        2002
                                                                          (thousands)
Cash (outflow)/inflow from operating activities            GBP (5,409)  GBP (7,258)   GBP 50,602
Cash outflow on investing activities                          (52,590)     (40,435)       (9,023)
Cash inflow/(outflow) from financing activities                70,304       13,368       (37,912)
Increase/(decrease) in cash and cash equivalents               12,305      (34,325)        3,667
Effect of foreign exchange rate changes                         4,781          369          (173)
Cash and cash equivalents
At June 1                                                      22,459       39,545         5,589
At May 31                                                  GBP 39,545    GBP 5,589     GBP 9,083


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

37. Differences between United Kingdom and United States generally accepted accounting principles - (continued)

     Additional information required by US GAAP in respect of pension benefits.

     The cost of the Group's defined benefit pension plan computed in accordance with US GAAP is summarized as follows:


                                                                     Year ended May 31,
                                                              2000             2001       2002
                                                                        (thousands)
                      Service cost                            GBP 1,496   GBP 2,526  GBP 2,939
                      Interest cost                                 590         763        981
                      Actual return on plan assets               (1,018)        144      1,472
                      Net amortization and deferral                 512        (699)    (2,249)
                      Net periodic pension cost               GBP 1,580   GBP 2,734  GBP 3,143

     The major assumptions used in computing the net periodic benefit cost are:


                                                                           Year ended May 31,
                                                                         2000     2001    2002
                                                                            %        %       %
            Assumed discount rate                                         4.75     5.25    6.00
            Rate of compensation increase                                 3.75     4.25    4.25
            Expected long-term rate of return on plan assets              6.75     7.25    7.00

     The funding of the Company's defined benefit pension scheme is as follows:

                                                                                   May 31,
                                                                              2001          2002
                                                                                 (thousands)
Accumulated benefit obligation - vested                                GBP (14,164)  GBP (14,030)
                               - non-vested                                   (735)         (728)
                                                                       GBP (14,899)  GBP (14,758)
Fair value of plan assets                                               GBP 12,793    GBP 13,633
Projected benefit obligation                                               (18,677)      (18,500)
Projected benefit obligation in excess of plan assets                       (5,884)       (4,867)
Unrecognized transitional obligation, net of amortization                      588           538
Unrecognized net loss due to past experience different from assumptions      3,372         1,042
Accrued pension cost                                                    GBP (1,924)   GBP (3,287)


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

37. Differences between United Kingdom and United States generally accepted accounting principles - (continued)


                                                                            Year ended May 31,
                                                                           2001           2002
                  Reconciliation of change in benefit obligation:
                  Projected benefit obligation at June 1             GBP 16,055     GBP 18,677
                  Service cost                                            2,526          2,939
                  Interest cost                                             763            981
                  Plan participant contributions                            829            890
                  Actuarial loss                                           (990)        (4,629)
                  Benefits paid                                            (506)          (358)
                  Projected benefit obligation at May 31             GBP 18,677     GBP 18,500
                  Reconciliation of change in plan assets:
                  Fair value of plan assets at June 1                GBP 10,948     GBP 12,793
                  Actual return on plan assets                             (144)        (1,472)
                  Company contributions                                   1,666          1,780
                  Plan participant contributions                            829            890
                  Benefits paid                                            (506)          (358)
                  Fair value of plan assets at May 31                GBP 12,793     GBP 13,633

     The assets of the Company's UK defined benefit pension plan mostly comprise units in managed equity funds.

     Additional information required by US GAAP in respect of deferred taxation

     The analysis of the US GAAP deferred taxation liability is as follows:


                                                                                     May 31,
                                                                                2001        2002
                                                                                  (thousands)
                       Deferred taxation assets
                       Depreciation in advance of capital allowances             -       5,181
                       Amortization in advance of tax allowances                 -       8,592
                       Other                                                 6,037       2,136
                       Losses                                               21,237      16,289
                       Less: valuation allowance                           (20,374)    (32,198)
                                                                             6,900           -
                       Deferred taxation liabilities
                       Capital allowances in advance of depreciation    GBP (6,900)   GBP (408)
                       Net deferred tax liability                            GBP -    GBP (408)



     The tax losses relate primarily to the United States and will expire 20 years after they were incurred. It is more likely than not that these losses will not be realized.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

37. Differences between United Kingdom and United States generally accepted accounting principles - (continued)

     Additional pro forma information required by US GAAP in respect of stock-based compensation

     As described above, for US GAAP purposes, the Company used the intrinsic value method to measure compensation under its share option plans prior to June 1, 1999. From that date it is using the fair value method. The US GAAP charge for stock compensation for the years ended May 31, 2000, May 31, 2001 and May 31, 2002 is a combination of the expense arising under APB 25 for options granted before June 1, 1999 under the Group's compensatory plans and the relevant proportion of the fair value of all options granted after that date. As such, it is not indicative of the charge that would have arisen had the fair value method been used with respect to all outstanding options. Had the fair value method been used for all options, net loss and the related per ordinary share amounts adjusted to accord with US GAAP would have been as follows:


                                                                          Year ended May 31,
                                                                  2000          2001          2002
                                                                         (thousands except
                                                                        per share amounts)
            Net loss as adjusted to accord with US GAAP   GBP (12,529)   GBP (34,406)  GBP (33,658)
            Per ordinary share:
            Basic                                              (18.41)p       (47.16)p      (45.56)p
            Fully diluted                                      (18.41)p       (47.16)p      (45.56)p



     Concentrations of credit risk

     The Company's major businesses are concentrated on a small number of large original equipment manufacturers as customers. At May 31, 2002, Nokia Corporation represented 30% of trade debtors. No other customer represented more than 10% of trade debtors.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

37. Differences between United Kingdom and United States generally accepted accounting principles - (continued)

     New US accounting standards

     The Financial Accounting Standards Board ("FASB") has issued a number of new Statements of Financial Accounting Standards ("SFAS") which have not yet been adopted by the Company.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized but instead would be reviewed for impairment and written down and charged in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The Company will adopt the provisions of this statement on June 1, 2002. The financial statement effect of the adoption of this standard will be to substantially reduce the amortization of goodwill commencing June 1, 2002. Transitional impairments, if any, are not expected to be material, however, impairment reviews may result in future periodic write-downs.

     SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and portions of Accounting Principles Bulletin Opinion 30, "Reporting the Results of Operations." This Standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This Standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The provisions of this Standard are not expected to have a significant effect on the Company's financial position or operating results.

     In April 2002 the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item. As a result, the criteria in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, will now be used to classify those gains and losses. Any gain or loss on debt extinguishment classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. SFAS No. 145 is effective for financial years beginning after May 15, 2002. The provisions of this Standard have been adopted in year ended May 31, 2002.

     In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. An entity's commitment to a plan does not, by itself, create an obligation that meets the definition of a liability. Severance pay may be required to be recognized over time rather than up front. If the benefit arrangement requires employees to render future service beyond a "minimum retention period" a liability should be recognized as employees render service over the future service period even if the benefit formula used to calculate the termination benefit is based on length of service. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The provisions of this Standard are not expected to have a significant effect on the Company's financial position or operating results.

                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


38.  Consolidating guarantor and non-guarantor information

     In December 1998 Filtronic plc issued $170,000,000 10% Senior Notes due 2005. At May 31, 2002 $140,750,000 of the Senior Notes were outstanding. These Notes are guaranteed jointly and severally on a full and unconditional basis by all the subsidiaries of Filtronic plc, except for Filtronic (Suzhou) Telecommunication Products Co Limited, a subsidiary incorporated in China.

     The following condensed consolidating financial information presents the profit and loss accounts and cash flow statements for each of the three years in the period ended May 31, 2002 and the balance sheets as at May 31, 2001 and 2002. The condensed consolidating financial information presents the issuer, Filtronic plc, with its investments in subsidiaries accounted for an equity basis, the guarantor subsidiaries on a consolidated basis, the non-guarantor subsidiary, and elimination entries necessary to arrive at the consolidated information for the Filtronic plc group.

     Significant   differences   between   UK  GAAP  and  US  GAAP,   which
predominantly relate to the guarantor  subsidiaries,  are described in note 37.


Profit and loss account for the year ended May 31, 2000

                                                                           Non-
                                           Issuer       Guarantor     Guarantor                   Filtronic plc
                                    Filtronic plc    subsidiaries    subsidiary    Eliminations           Group
                                                                     (thousands)
Sales                                     GBP -      GBP221,921       GBP 373           GBP -       GBP222,294
Costs
Increase in stocks of finished
goods and
work in progress                              -          (5,501)          (33)              -           (5,534)
Raw materials and consumables                 -          97,318           312               -           97,630
Staff costs                               1,502          72,421           139               -           74,062
Depreciation                                191           9,530            16               -            9,737
Goodwill amortization                         -           3,522             -               -            3,522
Other operating (income)/charges         (5,619)         43,093           340               -           37,814
                                         (3,926)        220,383           774               -          217,231
Operating profit/(loss)                   3,926           1,538          (401)              -            5,063
Net interest (payable)/receivable       (10,117)            239             -               -           (9,878)
Net financing currency exchange
gain/(loss)                                 564             364            (5)              -              923
Equity in profit before taxation of
subsidiaries                              1,735               -             -          (1,735)               -
(Loss)/profit before taxation            (3,892)          2,141          (406)         (1,735)          (3,892)
Taxation                                 (4,032)         (3,969)            -           3,969           (4,032)
(Loss)/profit for the year           GBP (7,924)     GBP (1,828)     GBP (406)      GBP 2,234       GBP (7,924)


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


38.  Consolidating guarantor and non-guarantor information - (continued)

Profit and loss account for the year ended May 31, 2001

                                                                           Non-
                                          Issuer       Guarantor      Guarantor                   Filtronic plc
                                   Filtronic plc    subsidiaries     subsidiary    Eliminations           Group
                                                                     (thousands)
Sales                                    GBP -      GBP284,986     GBP 12,448           GBP -       GBP297,434
Costs
Increase in stocks of finished
goods and
work in progress                             -          (6,788)          (622)              -           (7,410)
Raw materials and consumables                -         129,713          8,807               -          138,520
Staff costs - excluding share
compensation                             2,137          86,728            886               -           89,751
Staff costs - share compensation             -           2,293              -               -            2,293
Depreciation                               309          16,006            444               -           16,759
Goodwill amortization                        -           4,884              -               -            4,884
Exceptional goodwill impairment              -          14,078              -               -           14,078
Other operating (income)/charges        (7,882)         54,187          1,285               -           47,590
                                        (5,436)        301,101         10,800               -          306,465
Operating profit/(loss)                  5,436         (16,115)         1,648               -           (9,031)
Net interest (payable)/receivable      (12,829)            382            (84)              -          (12,531)
Net financing currency exchange
gain                                        49             153            133               -              335
Equity in loss before taxation of
subsidiaries                           (13,883)              -              -          13,883                -
(Loss)/profit before taxation          (21,227)        (15,580)         1,697          13,883          (21,227)
Taxation                                (1,564)         (1,061)             -           1,061           (1,564)
(Loss)/profit for the year         GBP (22,791)    GBP (16,641)     GBP 1,697      GBP 14,944      GBP (22,791)


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


38.  Consolidating guarantor and non-guarantor information - (continued)

Profit and loss account for the year ended May 31, 2002


                                                                           Non-
                                           Issuer       Guarantor     Guarantor                   Filtronic plc
                                    Filtronic plc    subsidiaries    subsidiary    Eliminations           Group
                                                                     (thousands)
Sales                                     GBP -      GBP267,690    GBP 12,857           GBP -       GBP280,547
Costs
Decrease/(increase) in stocks of
finished goods and
work in progress                              -           6,540          (103)              -            6,437
Raw materials and consumables                 -         103,519         5,257               -          108,776
Staff costs - excluding share
compensation                              2,737          81,132           938               -           84,807
Staff costs - share compensation              -           1,570             -               -            1,570
Depreciation                                364          19,305           764               -           20,433
Exceptional tangible fixed asset
impairment                                    -           7,938             -               -            7,938
Goodwill amortization                         -           5,352             -               -            5,352
Exceptional goodwill impairment               -          16,036             -               -           16,036
Other operating (income)/charges         (6,057)         46,647         1,671               -           42,261
                                         (2,956)        288,039         8,527               -          293,610
Operating profit/(loss)                   2,956         (20,349)        4,330               -          (13,063)
Net interest (payable)/receivable       (12,763)            675          (550)              -          (12,638)
Net financing currency exchange
gain                                        368            (187)          (16)              -              165
Equity in loss before taxation of
subsidiaries                            (16,097)              -             -          16,097                -
(Loss)/profit before taxation           (25,536)        (19,861)        3,764          16,097          (25,536)
Taxation                                 (3,508)         (3,469)            -           3,469           (3,508)
(Loss)/profit for the year          GBP (29,044)    GBP (23,330)    GBP 3,764      GBP 19,566      GBP (29,044)


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

38.  Consolidating guarantor and non-guarantor information - (continued)

Cash flow statement for the year ended May 31, 2000


                                                                                           Non-
                                                           Issuer       Guarantor     Guarantor    Filtronic plc
                                                    Filtronic plc    subsidiaries    subsidiary            Group
                                                                                (thousands)
Net cash flow from operating activities               GBP 4,877       GBP 2,947      GBP (898)       GBP 6,926
Returns on investment and servicing of finance
Interest received                                         1,983             562             -            2,545
Interest paid                                           (11,244)           (170)            -          (11,414)
Interest element of finance lease payments                    -            (153)            -             (153)
Debt issue costs paid                                    (1,008)              -             -           (1,008)
Net cash flow from returns on investment and
servicing
of finance                                              (10,269)            239             -          (10,030)
Tax paid                                                    127          (2,432)            -           (2,305)
Capital expenditure
Purchase of tangible fixed assets                        (2,433)        (51,668)         (782)         (54,883)
Sale of tangible fixed assets                                 -             170             -              170
Government grants received                                    -             750             -              750
Exceptional proceeds from insurance claim                     -           1,373             -            1,373
Net cash flow from capital expenditure                   (2,433)        (49,375)         (782)         (52,590)
Equity dividends paid                                    (1,725)              -             -           (1,725)
Net cash flow before financing                           (9,423)        (48,621)       (1,680)         (59,724)
Financing
Issue of shares                                          75,039               -             -           75,039
Capital element of finance lease payments                     -          (1,326)            -           (1,326)
Loans repaid                                                  -          (1,684)            -           (1,684)
Movement in amounts due to and from group companies     (56,518)         54,694         1,824                -
Net cash flow from financing                             18,521          51,684         1,824           72,029
Increase in cash                                      GBP 9,098       GBP 3,063       GBP 144       GBP 12,305


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)


38.  Consolidating guarantor and non-guarantor information - (continued)

Cash flow statement for the year ended May 31, 2001

                                                                                         Non-
                                                         Issuer       Guarantor     Guarantor    Filtronic plc
                                                   Filtronic plc    subsidiaries    subsidiary           Group
                                                                             (thousands)

Net cash flow from operating activities               GBP 5,679       GBP 3,557    GBP (1,714)       GBP 7,522
Returns on investment and servicing of finance
Interest received                                           595             431             5            1,031
Interest paid                                           (12,582)            (45)          (89)         (12,716)
Interest element of finance lease payments                    -              (4)            -               (4)
Net cash flow from returns on investment and
servicing
of finance                                              (11,987)            382           (84)         (11,689)
Tax paid                                                    225          (3,316)            -           (3,091)
Capital expenditure
Purchase of tangible fixed assets                        (1,533)        (37,046)       (2,403)         (40,982)
Sale of tangible fixed assets                                 -             168             3              171
Government grants received                                    -             480             -              480
Net cash flow from capital expenditure                   (1,533)        (36,398)       (2,400)         (40,331)
Acquisitions
Purchase of subsidiaries                                      -            (118)            -             (118)
Cash acquired with subsidiaries                               -              14             -               14
Net cash flow from acquisitions                               -            (104)            -             (104)
Equity dividends paid                                    (1,964)              -             -           (1,964)
Net cash flow before financing                           (9,580)        (35,879)       (4,198)         (49,657)
Financing
Issue of shares                                           1,844               -             -            1,844
Capital element of finance lease payments                     -            (147)            -             (147)
Loans repaid                                                  -            (567)            -             (567)
Movement in amounts due to and from group companies     (27,911)         23,908         4,003                -
Net cash flow from financing                            (26,067)         23,194         4,003            1,130
Decrease in cash                                    GBP (35,647)    GBP (12,685)     GBP (195)     GBP (48,527)


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

38.      Consolidating guarantor and non-guarantor information - (continued)


Cash flow statement for the year ended May 31, 2002


                                                                                           Non-
                                                           Issuer       Guarantor     Guarantor  Filtronic plc
                                                    Filtronic plc    subsidiaries    subsidiary          Group
                                                                              (thousands)
Net cash flow from operating activities               GBP 3,299      GBP 55,102     GBP 5,817       GBP 64,218
Returns on investment and servicing of finance
Interest received                                           187             153            18              358
Interest paid                                           (11,583)            (45)           (1)         (11,629)
Net cash flow from returns on investment and
servicing
of finance                                              (11,396)            108            17          (11,271)
Tax paid                                                    (47)         (2,208)          (90)          (2,345)
Capital expenditure
Purchase of tangible fixed assets                          (232)         (7,608)       (3,529)         (11,369)
Sale of tangible fixed assets                                 -           1,312             -            1,312
Government grants received                                    -           1,034             -            1,034
Net cash flow from capital expenditure                     (232)         (5,262)       (3,529)          (9,023)
Equity dividends paid                                    (1,992)              -             -           (1,992)
Net cash flow before financing                          (10,368)         47,740         2,215           39,587
Financing
Issue of shares                                             264               -             -              264
Loans repaid                                            (20,590)         (1,392)            -          (21,982)
Movement in amounts due to and from group companies      50,474         (49,010)       (1,464)               -
Net cash flow from financing                             30,148         (50,042)       (1,464)         (21,718)
Increase/(decrease) in cash                          GBP 19,780      GBP (2,662)      GBP 751       GBP 17,869


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

38.  Consolidating guarantor and non-guarantor information - (continued)

Balance sheet at May 31, 2001

                                                                           Non-
                                          Issuer       Guarantor      Guarantor                  Filtronic plc
                                   Filtronic plc    subsidiaries     subsidiary    Eliminations          Group
                                                                    (thousands)
Fixed assets
Intangible assets                        GBP -      GBP 54,673          GBP -           GBP -       GBP 54,673
Tangible assets                         10,235         113,304          2,763               -          126,302
Investment in subsidiaries               5,261               -              -          (5,261)               -
                                        15,496         167,977          2,763          (5,261)         180,975
Current assets
Stocks                                       -          49,952          1,322               -           51,274
Debtors                                    242          63,074          3,455               -           66,771
Amounts due from group companies       254,704           5,587              -        (260,291)               -
Cash                                        15           5,497             77               -            5,589
                                       254,961         124,110          4,854        (260,291)         123,634
Creditors: amounts falling due
within one year
Creditors                               18,506          36,560            458               -           55,524
Amounts due to group companies           5,587         251,543          3,161        (260,291)               -
                                        24,093         288,103          3,619        (260,291)          55,524
Net current assets/(liabilities)       230,868        (163,993)         1,235               -           68,110
Total assets less current
liabilities                            246,364           3,984          3,998          (5,261)         249,085
Creditors: amounts falling due
after one year                         115,877           1,206              -               -          117,083
Deferred income                              -           1,515              -               -            1,515
Net assets                          GBP130,487       GBP 1,263      GBP 3,998      GBP (5,261)      GBP130,487
Capital and reserves
Called up share capital              GBP 7,365      GBP 26,356      GBP 2,589     GBP (28,945)       GBP 7,365
Share premium account                  132,932           4,683              -          (4,683)         132,932
Shares to be issued                      7,616               -              -               -            7,616
Revaluation reserve                          -             106              -               -              106
Profit and loss account                (17,426)        (29,882)         1,409          28,367          (17,532)
Equity shareholders' funds          GBP130,487       GBP 1,263      GBP 3,998      GBP (5,261)      GBP130,487


                                 FILTRONIC plc
                NOTES TO THE FINANCIAL STATEMENTS - (Continued)

38.  Consolidating guarantor and non-guarantor information - (continued)

Balance sheet at May 31, 2002

                                                                           Non-
                                           Issuer       Guarantor     Guarantor                   Filtronic plc
                                    Filtronic plc    subsidiaries    subsidiary    Eliminations           Group
                                                                    (thousands)
Fixed assets
Intangible assets                         GBP -      GBP 34,720         GBP -           GBP -       GBP 34,720
Tangible assets                          10,103          93,234         5,252               -          108,589
Investment in subsidiaries              (45,833)              -             -          45,833                -
                                        (35,730)        127,954         5,252          45,833          143,309
Current assets
Stocks                                        -          41,413         2,322               -           43,735
Debtors                                     119          52,780         2,536               -           55,435
Amounts due from group companies        234,579           1,514           280        (236,373)               -
Cash                                      5,045           3,226           812               -            9,083
                                        239,743          98,933         5,950        (236,373)         108,253
Creditors: amounts falling due
within one year
Creditors                                 3,632          35,086         1,056               -           39,774
Amounts due to group companies            1,416         234,215           742        (236,373)               -
                                          5,048         269,301         1,798        (236,373)          39,774
Net current assets/(liabilities)        234,695        (170,368)        4,152               -           68,479
Total assets less current               198,965         (42,414)        9,404          45,833          211,788
liabilities
Creditors: amounts falling due           93,769               -             -               -           93,769
after one year
Provision for deferred tax                    -             408             -               -              408
Deferred income                               -          12,415             -               -           12,415
Net assets                          GBP 105,196     GBP (55,237)    GBP 9,404      GBP 45,833      GBP 105,196
Capital and reserves
Called up share capital               GBP 7,409      GBP 26,356     GBP 4,392      GBP(30,748)       GBP 7,409
Share premium account                   134,151           4,683             -          (4,683)         134,151
Shares to be issued                       6,682               -             -               -            6,682
Revaluation reserve                           -             106             -               -              106
Profit and loss account                 (43,046)        (86,382)        5,012          81,264          (43,152)
Equity shareholders' funds          GBP 105,196     GBP (55,237)    GBP 9,404      GBP 45,833      GBP 105,196
