Form 20-F
FILTRONIC PLC
filed 2003-11-28
CIK 1062149

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
-------------------------------------------------------------------------------
                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                     FOR THE FISCAL YEAR ENDED MAY 31, 2003

                        Commission file number: 333-10894

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

                     74,304,443 ordinary shares of 10p each

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

                             Item 17     Item 18 X
================================================================================



                                TABLE OF CONTENTS
                                                                        Page
                                     PART I

Introduction                                                              1
Item 1.   Identity of Directors, Senior Management and Advisers           2
Item 2.   Offer Statistics and Expected Timetable                         2
Item 3.   Key Information                                                 2
              Selected Financial Data                                     2
              Risk Factors                                                4
Item 4.   Information on the Company                                     10
              Introduction                                               10
                  Organization                                           10
                  History                                                10
                  Business Summary                                       11
                  Organizational Structure and Subsidiaries              12
              Description of Business Segments                           13
                  Products                                               13
                  Sales by Business Segment and Geographical Destination 15
                  Customers and Markets                                  15
                  Competition                                            16
                  Capital Expenditures                                   17
              Research and Development                                   18
              Seasonality                                                18
              Raw Materials                                              18
              Sales and Marketing                                        18
              Patents, Licenses, Contracts and Manufacturing Processes   18
              Environmental Matters                                      19
              Properties, Plant and Equipment                            20
Item 5.   Operating and Financial Review and Prospects                   22
              Accounting Principles                                      22
              Critical Accounting Policies                               22
              Operating Results                                          23
              Liquidity and Capital Resources                            30
              Research and Development                                   31
              Outlook                                                    32
Item 6.   Directors, Senior Management and Employees                     34
              Directors                                                  34
              Key Employees                                              35
              Compensation                                               36
              Board Practices                                            36
              Employees and Labor Relations                              37
              Share Ownership                                            37
Item 7.   Major Shareholders and Related Party Transactions              38
              Major Shareholders                                         38
              Related Party Transactions                                 38
Item 8.   Financial Information                                          39
              Consolidated Financial Statements                          39
              Other Financial Information                                39
                  Export Sales                                           39
                  Legal Proceedings                                      39
                  Dividend Policy                                        39
              Significant Changes                                        39

                                                                        Page

Item 9.    The Offer and Listing                                         40
Item 10.   Additional Information                                        40
               Memorandum and Articles of Association                    40
               Material Contracts                                        42
               Exchange Controls                                         42
               Taxation                                                  42
                   Certain US Federal Income Tax Consequences            42
                   Certain UK Tax Considerations                         44
                   Finnish and Australian Tax Laws                       46
               Documents on Display                                      46
Item 11.   Quantitative and Qualitative Disclosures about Market Risk    47
Item 12.   Description of Securities other than Equity Securities        48




                                     PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies               48
Item 14.   Material Modifications to the Rights of Security Holders and
           Use of Proceeds                                               48
Item 15.   Controls and Procedures                                       48
Item 16A.  Audit Committee Financial Expert                              48
Item 16B.  Code of Ethics                                                48
Item 16C.  Principal Accountant Fees and Services                        48
Item 16D.  Exemptions from the Listing Standards for Audit Committees    48


                                    PART III

Item 17.   Financial Statements                                          49
Item 18.   Financial Statements                                          49
Item 19.   Exhibits                                                      49
Signatures                                                               50

INTRODUCTION

UK GAAP

     Filtronic plc has prepared its Consolidated Financial Statements included in this annual report in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain significant respects from United States generally accepted accounting principles ("US GAAP"). For a discussion of the most significant relevant differences between UK GAAP and US GAAP, see note 38 of the Notes to the Consolidated Financial Statements.

Fiscal Year

     Filtronic plc prepares its financial statements on the basis of its fiscal year, which begins on June 1 and ends on May 31. Unless otherwise indicated,when a fiscal year is referred to in this report, it is referring to the fiscal year ending on May 31 of that year. For example, a reference to "fiscal 2003" means the year ended May 31, 2003.

Currency Translation

     Filtronic plc publishes its financial statements in pounds sterling. In this annual report, references to "pounds sterling", "sterling", "GBP", "pence" or "p" are to the lawful currency of the United Kingdom and references to "US dollars" or "$" are to the lawful currency of the United States.

     Solely for the reader's convenience, this annual report contains translations at an assumed rate of $1.6393 = GBP1.00. This rate represents the noon buying rate in New York City for cable transfers in pounds sterling on May 31, 2003, as certified for customs purposes by the Federal Reserve Bank of New York. The convenience translations do not mean that the pound sterling amounts actually represent the US dollar amounts stated or could be converted into US dollars at the assumed rate. The assumed rate also differs from the rates used in the preparation of the Consolidated Financial Statements as at and for the fiscal year ended May 31, 2003. Further information about rates of exchange between pounds sterling and US dollars appears in "Item 3. Key Information."

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

                                     PART 1

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
          Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.

ITEM 3.   KEY INFORMATION

Selected Financial Data

     The selected financial data presented below are for each of the five fiscal years in the period ended May 31, 2003. The financial data have been taken from the Consolidated Financial Statements for the relevant periods. The selected financial data have been presented in pounds sterling and are only a summary and should be read together with the Consolidated Financial Statements.



                                                                          Year ended May 31,
UK GAAP
                                                   ______________________________________________________________

                                                          1999       2000        2001        2002        2003
                                                   ______________ ___________ __________ ___________ ____________
                                                                 (thousands, except per share amounts)
Profit and Loss Account Data:
Sales                                                 GBP187,302  GBP222,294  GBP297,434 GBP280,547  GBP241,268
Operating profit/(loss)                                   21,893       5,063      (9,031)   (13,063)      6,715
Profit/(loss) for the year                                10,776      (7,924)    (22,791)   (29,044)      1,084
Earnings/(loss) per share                                  18.49p     (11.64)p    (31.24)p   (39.31)p      1.46p
Diluted earnings/(loss) per share                          16.85p     (11.64)p    (31.24)p   (39.31)p      1.45p
Weighted average number of shares outstanding             58,294      68,055      72,963     73,882      74,245
Diluted weighted average number of shares                 63,956      68,055      72,963     73,882      74,705
Dividend per share                                          2.70p       2.70p       2.70p      2.70p       2.70p
Dividend per share                                      $ 0.0440    $ 0.0431    $ 0.0384   $ 0.0395    $ 0.0442

                                                                                May 31,
                                                   ______________________________________________________________

                                                          1999       2000        2001        2002        2003
                                                   ______________ ___________ __________ ___________ ____________

                                                                              (thousands)
Balance Sheet Data:
Total assets                                          GBP214,071  GBP310,450  GBP304,609 GBP251,562  GBP223,815
Net assets                                                80,118     145,549     130,487    105,196     109,159
Share capital                                              5,995       7,199       7,365      7,409       7,430





                                                                          Year ended May 31,
US GAAP                                            ______________________________________________________________

                                                          1999       2000        2001        2002        2003
                                                   ______________ ___________ __________ ___________ ____________

                                                                 (thousands, except per share amounts)
Income Statement Data:
Sales                                                 GBP187,286  GBP217,800  GBP296,309 GBP279,788  GBP238,326
Operating profit/(loss)                                   10,252     (17,112)      2,736    (16,990)     12,056
Net (loss)/income                                         (3,520)    (29,l04)    (11,419)   (33,033)      2,372
(Loss)/earnings per share                                  (6.04)p    (42.77)p    (15.65)p   (44.71)p      3.19p
Diluted (loss)/earnings per share                          (6.04)p    (42.77)p    (15.65)p   (44.71)p      3.18p

Proforma information in respect of non-amortization of goodwill in accordance with SFAS No. 142

Proforma net loss                                           (434)    (25,044)     (8,052)   (30,894)          -
Proforma loss per share                                    (0.74)p    (36.80)p    (11.04)p   (41.82)p         -
Proforma diluted loss per share                            (0.74)p    (36.80)p    (11.04)p   (41.82)p         -

                                                                                May 31,
                                                   ______________________________________________________________

                                                          1999       2000        2001        2002        2003

                                                   ______________ ___________ __________ ___________ ____________

                                                                              (thousands)
Balance Sheet Data:
Total assets                                          GBP224,114  GBP319,853  GBP308,305 GBP253,893  GBP227,346
Net assets                                                88,807     155,554     129,838    103,138     106,359




Exchange Rate Information

     The table below sets forth, for the periods indicated, certain information concerning the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York.


                                                                      US dollars per pound sterling

Period                                                              High          Low   Period Average (b)  Period End

1999(a)                                                            1.7222        1.5920         1.6441        1.6020
2000(a)                                                            1.6765        1.4705         1.5953        1.4968
2001(a)                                                            1.5235        1.3997         1.4567        1.4175
2002(a)                                                            1.4795        1.3730         1.4379        1.4625
2003(a)                                                            1.6484        1.4574         1.5808        1.6393

May 2003                                                           1.6484        1.5930                       1.6393
June 2003                                                          1.6840        1.6278                       1.6529
July 2003                                                          1.6768        1.5867                       1.6090
August 2003                                                        1.6170        1.5728                       1.5773
September 2003                                                     1.6642        1.5732                       1.6620
October 2003                                                       1.7025        1.6598                       1.6956
November 2003 (through November 7)                                 1.6802        1.6693                       1.6693

-------------

(a)  Years ended May 31, the fiscal years of Filtronic plc.
(b) The average of the noon buying rates on the last day of each month during the period.

Risk Factors

     Prospective investors in Filtronic plc's 10% Senior Notes Due 2005 (the "Notes") should consider all of the information in this annual report, including the following risk factors, before making an investment in the Notes.

     Filtronic has a significant level of debt. At May 31, 2003, Filtronic plc's total debt was GBP63.2 million ($103.6 million). This substantial debt could have important consequences. For example:

   - A substantial portion of cash flow from operations will be required to be dedicated to debt service and will not be available for other purposes.
   - Filtronic's ability to obtain financing in the future could be limited.
   - Filtronic may be vulnerable to extended economic downturns and may be limited in its ability to make acquisitions, introduce new technologies or exploit business opportunities.
   - Filtronic is subject to financial and restrictive covenants that limit its ability to, among other things, borrow additional funds, dispose of assets or pay dividends, all of which could have a material adverse effect on Filtronic.

     Filtronic's business has been negatively impacted by the global economic recession that began in the latter part of 2000. Filtronic's sales decreased from fiscal 2001 to fiscal 2002 and from fiscal 2002 to fiscal 2003, and it incurred sizeable operating losses in both fiscal 2001 and 2002. The success of ongoing changes in fiscal, monetary and regulatory policies worldwide will continue to influence the severity and the length of this recession. If these policy actions are not successful in stimulating overall economic recovery, Filtronic's business will continue to be negatively impacted as customers buy fewer of its products.

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

     Over the last several years, Filtronic has experienced rapid growth and development and Management expects that, in the medium term, Filtronic will experience further growth either internally or through acquisitions. The management of such growth has required significant personnel and operational resources and future growth is likely to require similar resources. In addition, the process of integrating any future acquisitions into Filtronic's existing operations may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing maintenance, development or expansion of Filtronic's existing operations. If Filtronic is unable to manage future growth and development successfully, its financial condition and results of operations would be adversely affected.

     A substantial part of Filtronic's previous growth has been in markets outside the United Kingdom. As Filtronic expands its international operations it may become subject to many of the risks inherent in international business activities, including political and foreign currency risks.

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

     Filtronic relies upon a small number of major customers for a significant amount of revenues and the loss of any one of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, would have a material adverse effect on its business, results of operations and financial condition. See "Item 4. Information on the Company - Description of Business Segments - Customers and Markets". Filtronic's dependence on a small number of major customers exposes the company to numerous risks, including:

  - slowdowns or delays in deployment of wireless networks that reduce customer demand;

  -  changes in customer forecasts and demand; and

  - customers leveraging their buying power to change the terms of pricing, payment and product delivery schedules.

     OEM customers are impacted by their current view of wireless infrastructure deployments. Orders for Filtronic's products could be significantly reduced due to any delays of such deployments. A number of factors may cause delays in wireless infrastructure deployments, including the following factors:

  -  economic or political problems in the wireless operator's operating region;

  -  delays in government approvals required for system deployment;

  -  higher than anticipated network infrastructure costs;

  - technical delays in the development of new wireless protocols, such as third generation ("3G") systems; and

  -  reduced subscriber demand for wireless services.

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

     Filtronic's operating results have varied from period to period due to a number of factors, including:

     - variations in the timing, cancellation, or rescheduling of customer orders and shipments;

     -  delays in qualification by customers of new products;

     - cancellations or reductions of customer orders and shipments due to economic slowdowns in the customers' operating regions;

     - cancellations or rescheduling of customer orders and shipments due to excess inventory levels caused by changes in demand or deployment schedules at the customer; and

     - competitive factors, including pricing, availability and demand for competing products.

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

          The expansion of wireless communications services depends on developed countries continuing to allow deployment of new networks and upgrades to existing networks, and on less developed countries deploying wireless communications networks. Filtronic's performance could be adversely affected by any of the following risks:

     - refusal of local governments or foreign countries to allow construction of new wireless communications systems;

     - termination or postponement by local governments or foreign countries of existing construction of wireless communications systems;

     - imposition of moratoriums by local governments or foreign countries on building new base stations for existing wireless communications systems; and

     - foreign governments choosing not to deploy wireless communications systems because of environmental concerns, political unrest, economic downturns, favorable prices for other communications services or delays in implementing wireless communications systems.

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

     Filtronic's   products   compete  on  the  basis  of  the   following   key
characteristics:

     -   performance;

     -   functionality;

     -   reliability;

     -   pricing;

     -   quality;

     -   designs that can be efficiently manufactured in large volumes;

     -   time-to-market delivery capabilities; and

     -   compliance with industry standards.

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

     The United Kingdom is not a signatory to the treaty on the European Economic and Monetary Union. On January 1, 2002, the euro was introduced in certain participating countries in Europe, including Finland, and became the exclusive currency in these countries on July 1, 2002. As a result, some of Filtronic's transactions with certain customers, suppliers and employees are made in euro. To date Filtronic has not suffered any material financial impact as a result of the introduction of the euro. The introduction of the euro may increase the volatility of pounds sterling exchange rates or result in the future appreciation of pounds sterling, both of which would make imported products more price competitive in the United Kingdom and exported products less competitive. It remains unclear on what terms the United Kingdom may become a signatory to the treaty.

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

     As at May 31, 2003, Filtronic had invested GBP49.3 million ($80.8 million) in its compound semiconductor facility at Newton Aycliffe, England for the manufacture of compound semiconductors. The costs of operating the Newton Aycliffe facility are substantial and to date Filtronic has not generated any significant revenues from it. On December 3, 2001, Filtronic announced that it had entered into an agreement with M/A-Com, Inc. ("M/A-Com") for the supply of compound semiconductors for certain commercial markets. In addition, Filtronic announced at the same time that it had entered into a separate agreement with BAe SYSTEMS Avionics Limited ("BAe") with regard to the supply of compound semiconductors and related products for the defence market. As at May 31, 2003, Filtronic had not recorded any sales as a result of these agreements, although a license fee of GBP10.0 million ($14.6 million) was received from BAe during the year ended May 31, 2002. This fee is repayable under certain circumstances which are summarised in the Notes to the Financial Statements. The fee has been accounted for as deferred income and is being recognised in the profit and loss account in equal monthly amounts from May 1, 2003 until December 31, 2015. On January 27, 2003 Filtronic announced that it had become clear that the level of sales deriving from the M/A-Com agreement would be lower than anticipated and that it was probable that the general exclusive rights granted to M/A-Com as part of the agreement would lapse in November 2003.

     No significant sales revenues are now expected from the M/A-Com agreement however the consequent business deriving from the BAe agreement is considered vital to the financial results of the Newton Aycliffe facility. That agreement does not contain any binding obligation upon BAe to place business with Filtronic.

     On September 22, 2003, Filtronic announced that it had been selected by a new OEM customer to supply initial quantities of an integrated RF head unit to be installed in 3G WCDMA base stations. Production quantities are not expected to commence until the second half of calendar year 2004 and there is as yet no obligation on the new OEM customer to place business with Filtronic. The units contain power amplifiers, which incorporate the unique high power compound semiconductor transistors manufactured at the Newton Aycliffe facility.

     A failure to generate significant revenues from the BAe agreement or from the new OEM customer referred to in the announcement made on September 22, 2003 or from the Newton Aycliffe facility generally could have a material adverse effect on Filtronic's business and financial condition.

     Filtronic manufactures and markets its products worldwide through several foreign subsidiaries and independent agents. Its worldwide operations are subject to the risks normally associated with international operations, including the risks of:

     -   adverse local economic, political or social conditions;

     -   changes in export or import laws;

     -   restrictions on currency exchanges; and

     - the modification or introduction of governmental policies or tax laws with potentially adverse effects.

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

     Filtronic has not experienced any direct impact from the Severe Acute Respiratory Syndrome ("SARS") epidemic which has infected large parts of Asia, including China, Hong Kong and Singapore. Filtronic has taken steps to limit employees' travel to these areas and has also implemented certain health precautions in our facility in China. While the disease currently appears to be under control, any future breakout of SARS could negatively impact Filtronic's ability to conduct business in Asia and this would have a material adverse effect on Filtronic's business and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

Introduction

Organization

     Filtronic plc is a public limited company organized under the laws of England and Wales. On January 25, 1994, it was incorporated with registered number 2891064 under the name YPCS 28 plc. On July 13, 1994, it changed its name to Filtronic Comtek plc and on March 2, 1998, it changed its name to Filtronic plc. Filtronic plc's registered office is located at The Waterfront, Salts Mill Road, Saltaire, Shipley, West Yorkshire BD18 3TT, England, telephone +44 1274 530622. Its agent for US federal securities law purposes is Filtronic Comtek, Inc., 31901 Comtek Lane, Salisbury, MD 21804-1788, USA.

History

    Filtronic has operated in the field of microwave electronics since 1977.

     On October 24, 1994, Filtronic plc had its initial public offering and listing on the London Stock Exchange.

     On January 26, 1998, Filtronic plc acquired effective control of the parent companies of Filtronic Components Limited and Filtronic Cable Communications Limited.

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

     On December 21, 1998, Filtronic plc issued $170.0 million of 10% Senior Notes repayable December 1, 2005 to refinance previous acquisitions and to provide funds for general corporate purposes.

     On September 1, 1999, Filtronic acquired a semiconductor fabrication facility at Newton Aycliffe, County Durham, UK formerly operated by Fujitsu for GBP13.6 million.

     On October 13, 1999, Filtronic plc raised GBP71.7 million through a 1-for-6 rights issue in order to fund the capital investment at the Newton Aycliffe site and the development of new facilities for the manufacture of ceramic filters in Finland and to provide additional liquidity for general corporate purposes.

     On August 29, 2000, Filtronic acquired Sigtek, Inc. (now Filtronic Sigtek, Inc. ("Filtronic Sigtek")). The initial consideration for the acquisition of Sigtek, Inc. was 267,427 newly issued Filtronic plc shares. Subject to the satisfaction of certain conditions up to 873,474 further Filtronic plc shares may be issued to the former shareholders and employees of Sigtek, Inc.

Business Summary

     Filtronic plc is the ultimate parent company of the Filtronic group of companies. All of Filtronic plc's subsidiary companies are wholly owned. Filtronic designs and manufactures a range of RF components and subsystems in the following five business segments:

     -   Wireless Infrastructure;

     -   Cellular Handset Products;

     -   Electronic Warfare;

     -   Broadband Access; and

     -   Compound Semiconductors.

     Filtronic is active in Europe, North America and the Asia Pacific region. In fiscal 2003, approximately 41% of sales were generated from Filtronic's operations in the United Kingdom, 22% in the United States, 27% in Finland, 2% in Australia and 8% in China.

     Filtronic's sales were GBP241.3 million ($395.56 million) in fiscal 2003, GBP280.5 million ($410.2 million) in fiscal 2002 and GBP297.4 million ($421.6 million) in fiscal 2001.

     Filtronic's aggregate capital expenditures for property, plant and equipment were GBP8.2 million ($13.4 million) in fiscal 2003, GBP11.4 million ($16.7 million) in fiscal 2002 and GBP36.8 million ($52.2 million) in fiscal 2001. The United Kingdom accounted for 39%, the United States 7%, Finland 25%, Australia 0% and China 29% of Filtronic's capital expenditures in fiscal 2003.

     At May 31, 2003, Filtronic plc had 74,304,443 shares outstanding and approximately 6,000 shareholders. Its ordinary shares are listed on the Official List of the United Kingdom Financial Services Authority and traded on the London Stock Exchange.

Organizational Structure and Subsidiaries

     Filtronic plc is the holding company of the Filtronic group. The following table sets forth all the subsidiaries owned directly or indirectly by Filtronic plc at May 31, 2003.


                                        Country of incorporation  Percentage
       Name of company                       or registration        owned                Activity
      _________________                 ________________________  __________             ________
Owned directly by Filtronic plc
Filtronic Comtek (UK) Limited                England & Wales        100%           Design and manufacture of
                                                                                    microwave products
Filtronic Compound                           England & Wales        100%           Design and manufacture of
 Semiconductors Limited                                                             compound semiconductors
Filtronic Microtek Limited                   England & Wales        100%           Manufacture of microwave
 products
Filtronic Broadband Limited                  England & Wales        100%           Design and manufacture of
 microwave products
Filtronic Cable Communications Limited       England & Wales        100%           Design and manufacture of
                                                                                    microwave products
Filtronic Components Limited                 England & Wales        100%           Design and manufacture of
                                                                                    microwave products
Filtronic Properties Limited                 England & Wales        100%           Property company
Filtronic QUEST Trustees Limited             England & Wales        100%           Qualifying Employee Share Ownership Trust trustee
company
Filtronic Executive Share Option
 Trustees Limited                            England & Wales        100%           Dormant company
Filtronic (Overseas Holdings) Limited        England & Wales        100%           Holding company
Filtronic Sigtek, Inc.                       USA                    100%           Design and manufacture of
                                                                                    digital signal processing
                                                                                    products

Owned by subsidiaries
Filtronic LK Oy                              Finland                100%           Design and manufacture of
                                                                                    microwave products
Filtronic Pty Limited                        Australia              100%           Design and manufacture of
                                                                                    microwave products
Filtronic (Suzhou) Telecommunication
 Products Co Limited                         China                  100%           Manufacture of microwave
                                                                                    products
Filtronic (Japan) K.K.                       Japan                  100%           Representative office
Filtronic Holdings, Inc.                     USA                    100%           Holding company
Filtronic Comtek, Inc.                       USA                    100%           Design and manufacture of
                                                                                    microwave products
Filtronic Comtek (Barbados), Limited         Barbados               100%           US foreign sales corporation
Solid State-Filtronic, Inc.                  USA                    100%           Design and manufacture of
                                                                                    microwave products and
                                                                                    compound semiconductors
Sage Laboratories, Inc.                      USA                    100%           Design and manufacture of
                                                                                    microwave products
Sage Laboratories Active Microwave, Inc.     USA                    100%           Design and manufacture of
                                                                                    microwave products
Sage Laboratories Investment Corporation     USA                    100%           Investment company

Description of Business Segments

Products

Wireless Infrastructure

     Filtronic's wireless infrastructure products are designed to identify, remove interference from, amplify and combine RF signals for onward transmission to a cellular handset, base station or wireline network. The continuing trend towards smaller, lighter, high-performance systems causes Filtronic's customers increasingly to require Filtronic to design and produce innovative, integrated products. Integrated products typically combine filter, isolator and amplifier functions together with fault diagnostic systems into a single subsystem. Set out below is a summary of Filtronic's principal wireless infrastructure products and a brief description of their functions:

     - Transmit filters. Transmit filters remove out-of-band noise from signals before these signals are passed to the base station antenna for transmission.

     - Receive filters. Receive filters filter incoming signals from the antenna so that only the desired RF signal is passed into the receive amplifiers of the base station with minimal distortion.

     - Diplexers. Diplexers integrate the functions of transmit and receive filters using a common antenna.

     - Multiplexers. Multiplexers combine multiple signals on both the transmit and receive channels in order to make efficient use of a single antenna.

     - Wideband combiners. Wideband combiners combine a number of transmit signals on pre-set frequencies for input first into a transmit filter and then to a single antenna for transmission.

     - Autotune combiners. Autotune combiners, using microprocessors, automatically tune each channel of the combiner to the frequency of the transmit signal to allow the connection of multiple transmissions to a single antenna.

     - Low-noise amplifiers. Low-noise amplifiers increase the signal power without creating out-of-band noise in the system.

     - VSWR monitors. VSWR monitors measure the voltage standing wave ratio of a microwave signal and are used to determine whether or not the connection from the base station to the antenna is operating efficiently.

     - Repeaters. Repeaters increase the range of base stations by receiving, amplifying and retransmitting a signal.

     - Ferrite products. Ferrite products, such as isolators and circulators, take advantage of their magnetic properties to minimize the signal distortion where multiple transmitters are being used.

     - Modular subsystems. Modular subsystems comprise a number of separate components such as those described above, which function independently, but are cabled together to form a connected subsystem.

     - Integrated subsystems. Integrated subsystems are similar to modular subsystems but the components are fully integrated to comprise a single unit.

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

     Filtronic's current wireless products include transceivers and filters operating at frequencies between 7 GHz and 38 GHz which are used primarily for signal "backhauling" within or between wireless communication networks. Filtronic has also developed products which have applications in point-to-multipoint distribution wireless communication systems.

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

Sales by Business Segment and Geographical Destination

     The following tables set forth the sales by business segment and by geographical destination for the three fiscal years 2001, 2002 and 2003.


                                                                                      Year ended May 31,
                                                                               ________________________________

                                                                                 2001        2002        2003
                                                                               _________  _________  __________

                                                                                          (thousands)
Sales by business segment
Wireless Infrastructure                                                       GBP207,777 GBP188,589  GBP151,715
Cellular Handset Products                                                         42,174     48,845      51,242
Electronic Warfare                                                                25,728     26,977      25,721
Broadband Access                                                                  11,273     12,544      10,796
Compound Semiconductors                                                           11,233      7,481       3,452
Inter-segment sales                                                                 (751)    (3,889)     (1,658)

                                                                              GBP297,434 GBP280,547  GBP241,268



                                                                                      Year ended May 31,
                                                                               ________________________________

                                                                                 2001        2002        2003
                                                                                _________  _________  __________

                                                                                          (thousands)
Sales by geographical destination
United Kingdom                                                                GBP 43,313 GBP 14,108  GBP 12,875
Europe                                                                            78,274    112,976     131,800
North America                                                                    128,168     84,800      48,180
Asia Pacific                                                                      47,679     68,663      48,413

                                                                              GBP297,434 GBP280,547  GBP241,268


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

Wireless Infrastructure

     Filtronic's principal customers in the wireless infrastructure market are Lucent, Motorola and Nokia, three of the largest OEMs in this industry. Ericsson is the only remaining significant OEM to continue to design and manufacture substantially all of its own wireless infrastructure RF components and subsystems. In fiscal 2003, Nokia represented 64% of Filtronic's sales of Wireless Infrastructure products, with Lucent representing 16% and Motorola 11%.

Cellular Handset Products

     Filtronic's principal customer in the cellular handset products market is Nokia. During fiscal 2003, Nokia accounted for 94% of Filtronic's Cellular Handset Products sales.

Electronic Warfare

     Filtronic's principal customers in the electronic warfare market are BAe, Bharat Electronics, Elettronica, Raytheon and Thales. During fiscal 2003, no single customer represented more than 10% of Filtronic's Electronic Warfare sales.

Broadband Access

     Filtronic's Broadband Access business comprises high frequency transceivers and filters for the wireless point-to-point market, digital signal processing products and products aimed at the cable telecommunications market. The market for Filtronic's wireless point-to-point products has suffered from low levels of demand for the last three fiscal years. Wireless point-to-point products represented 52% of Broadband Access sales in fiscal 2003. In fiscal 2003, 49% of Filtronic's sales of Broadband Access products were to Nokia. Filtronic Sigtek has sales of digital signal processing products to a range of OEM customers, none of whom individually represented a significant proportion of Broadband Access sales. In fiscal 2003, 30% of Broadband Access sales were to Harmonic Lightwave for cable products.

Compound Semiconductors

     Filtronic's principal customer in the compound semiconductor market is Richardson, which accounted for 23% of Filtronic's Compound Semiconductor sales during fiscal 2003. Filtronic closed its compound semiconductor fabrication facility at Santa Clara, California, which is part of Filtronic Solid State, in October 2002, with certain production being transferred to the Newton Aycliffe facility. Other products are intended to be manufactured in the future at Filtronic's Newton Aycliffe facility to satisfy Filtronic's own internal requirements. Additionally, products are expected to be supplied to BAe, with whom Filtronic has a non-binding supply agreement, and to an OEM customer who has selected Filtronic to supply integrated RF head units containing compound semiconductor transistors.

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

Broadband Access

     Filtronic's competitors in the cable market are principally the in-house engineering departments of the OEMs operating in this market. The competition for Filtronic's wireless point-to-point products comes principally from a small number of US manufacturers. In Filtronic Sigtek's area of business, which applies digital signal processing to the cable modem test and software radio markets, the major competitors are United States based specialist digital signal processing companies or the relevant departments of large electronic test equipment OEMs.

Compound Semiconductors

     Competition in the compound semiconductor area comes from manufacturers operating principally in Japan and the United States.

Capital Expenditures

     The capital expenditures of Filtronic's five business segments for each of the last three fiscal years are shown below:


                                                                                      Year ended May 31,
                                                                               ________________________________

                                                                                 2001        2002        2003
                                                                                _________  _________  __________

                                                                                          (thousands)
Wireless Infrastructure                                                       GBP 10,782  GBP 4,857   GBP 1,757
Cellular Handset Products                                                          7,800      1,938       3,365
Electronic Warfare                                                                 1,810      2,352       1,201
Broadband Access                                                                   1,862        918         325
Compound Semiconductors                                                           14,207      1,249       1,463



Wireless Infrastructure

     The Wireless Infrastructure business had GBP1.8 million ($3.0 million) of capital expenditures in fiscal 2003, GBP4.9 million ($7.2 million) in fiscal 2002 and GBP10.8 million ($15.3 million) in fiscal 2001. The principal areas of investment in fiscal 2003 were the purchase of production equipment in the United Kingdom, Finland and China.

Cellular Handset Products

     The Cellular Handset Products business had GBP3.4 million ($5.6 million) of capital expenditures in fiscal 2003, GBP1.9 million ($2.8 million) in fiscal 2002 and GBP7.8 million ($11.1 million) in fiscal 2001. Principal areas of investment in fiscal 2003 were the purchase of new manufacturing equipment for handset antennas in Kempele, Finland and in Suzhou, China.

Electronic Warfare

     The Electronic Warfare business had GBP1.2 million ($2.0 million) of capital expenditures in fiscal 2003, GBP2.4 million ($3.5 million) in fiscal 2002 and GBP1.8 million ($2.6 million) in fiscal 2001. The principal area of investment in fiscal 2003 was to expand the manufacturing line for products associated with the European Fighter Aircraft programme.

Broadband Access

     The Broadband Access business had capital expenditures of GBP0.3 million ($0.5 million) in fiscal 2003, GBP0.9 million ($1.3 million) in fiscal 2002 and GBP1.9 million ($2.7 million) in fiscal 2001. The principal area of investment in fiscal 2003 was the purchase of equipment to establish automated manufacturing capabilities in the UK.

Compound Semiconductors

     The Compound Semiconductors business had GBP1.5 million ($2.5 million) of capital expenditures in fiscal 2003, GBP1.2 million ($1.8 million) in fiscal 2002 and GBP14.2 million ($20.1 million) in fiscal 2001. The principal area of investment in fiscal 2003 was to add further production equipment at Newton Aycliffe.

Research and Development

     Filtronic places considerable emphasis on research and development which is predominantly market-led and non-speculative. Filtronic's research and development personnel comprises over 500 employees. Filtronic intends to maintain and enhance its engineering capability by continuing to invest significant resources in the research and development of microwave engineering applied specifically to the requirements of the markets in which it operates. Substantially all of Filtronic's research and development efforts are customer-oriented and originate as part of a specific programme. Filtronic maintains a database that compiles the RF design and engineering expertise of all of its business lines into a centralized location which can be accessed by all of its engineers. Filtronic minimizes research and development costs by capitalizing on research and development for one application in the development of other products for other customers and other markets.

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

Patents, Licenses, Contracts and Manufacturing Processes

     Management believes that Filtronic's research, development and engineering skills, as well as its scientific and technical expertise, are of significant importance to Filtronic's business. By virtue of the provisions of the agreements which it enters into with its customers, executive Directors and employees, Filtronic retains the intellectual property rights in all designs, inventions, programs, discoveries or improvements made by Filtronic. In addition, Filtronic owns various patents on RF technology. Filtronic is not dependent on any license from a third party or on any patent or other technology.

     Filtronic is not dependent on any particular contract with a supplier. In each of its business segments, Filtronic has entered into purchase agreements with customers that govern the terms upon which Filtronic supplies products to those customers. These agreements are cancellable at the convenience of the customer and impose only very limited minimum purchase obligations on the relevant customer.

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

     The  cost  of  complying  with  these   regulations   can  be  significant,
particularly in the Compound Semiconductors business segment, and in this business segment Filtronic expects to incur significant compliance costs.

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

Properties, Plants and Equipment

     Filtronic operates out of 17 principal facilities. The table below sets forth certain details of Filtronic's facilities:


                                            Operating subsidiaries occupying
Location                 Ownership          and business segment(s)            Description of facility
___________________      _____________      ________________________________   ____________________________________
Shipley,                 Owned              Filtronic Comtek(UK) -             Design, manufacturing and silver-
England, UK                                 Wireless Infrastructure            plating facility  and administrative
                                                                               office

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

Chicago, Illinois, USA   Leased             Filtronic Comtek -                 Design facility
                                            Wireless Infrastructure


                                            Operating subsidiaries occupying
Location                 Ownership          and business segment(s)            Description of facility

___________________      _____________      ________________________________   ____________________________________
Columbia,                Leased             Filtronic Sigtek -                 Design and manufacturing facility
Maryland, USA                               Broadband Access

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

     In addition to the principal properties listed above, Filtronic owns a 13 acre site in Shipley, United Kingdom, which could accommodate up to 320,000 square feet of manufacturing and office space in the future. In certain locations Filtronic also leases small properties that are used as offices, warehouses or short-term housing for visiting staff.

     ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accounting Principles

     Filtronic's financial statements are prepared in accordance with UK GAAP, which differ from US GAAP in a number of significant respects as described in note 38 of the Notes to the Financial Statements. The principal differences relate to the treatment of foreign currency translations, pension costs, stock compensation and goodwill amortization.

Critical Accounting Policies

     The preparation of the consolidated financial statements requires Filtronic's management to make estimates and use judgements which affect the reported amounts of assets, liabilities, income and expenditure and related disclosures. These estimates and judgements are reviewed by Filtronic's management on an ongoing basis to determine their appropriateness in the light of changing business circumstances. Such estimates and judgements apply to warranty provisions, cost to complete provisions, obsolescence of stocks, recoverability of debts, intangible fixed assets, tangible fixed assets, pensions, contingent liabilities, contractual commitments and other business transactions. Filtronic's management bases its estimates and judgements upon previous business experience, internally and externally generated market information and advice from a range of internal and external sources. Management can give no assurances that future outcomes and results will not differ from expectations based upon the estimates and judgements used.

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

     As at May 31, 2002, Management carried out such a review which resulted in a GBP16.0 million write down of intangible fixed assets and a write down of GBP7.9 million against tangible fixed assets. As at May 31, 2003, management carried out another such review which resulted in no write down of intangible or tangible fixed assets. The principal method used by Management to determine carrying value was to project and then discount forecast cash flows arising from these assets. If these future cash flows were to be less than forecast, their timing to be later than forecast or were different assumptions to be made regarding discount rates used in the calculation of the net present value of those forecast cash flows, then the carrying value of intangible and tangible fixed assets may have to be written down further.

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

Operating Results

Overview

     Filtronic conducts its operations through the following five business segments:
     - Wireless Infrastructure;
     - Cellular Handset Products;
     - Electronic Warfare;
     - Broadband Access; and
     - Compound Semiconductors.

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


Extracts from the Consolidated Profit and Loss Accounts
                                                                                      Year ended May 31,
                                                                             __________________________________

                                                                                 2001        2002        2003
                                                                             ___________  _________   _________
                                                                            (thousands, except per share amounts)
Sales                                                                         GBP297,434 GBP280,547  GBP241,268
                                                                             ___________  _________   _________
Costs
(Increase)/decrease in stocks of finished goods and
  work in progress                                                                (7,410)     6,437       2,877
Raw materials and consumables                                                    138,520    108,776     101,233
Staff costs - excluding share compensation                                        89,751     84,807      70,136
Staff costs - share compensation                                                   2,293      1,570         146
Depreciation                                                                      16,759     20,433      19,322
Exceptional tangible fixed asset impairment                                            -      7,938           -
Goodwill amortization                                                              4,884      5,352       2,348
Exceptional goodwill impairment                                                   14,078     16,036           -
Other operating charges                                                           47,590     42,261      38,491
                                                                             ___________  _________   _________
                                                                                 306,465    293,610     234,553
                                                                             ___________  _________   _________
Operating (loss)/profit                                                           (9,031)   (13,063)      6,715
Net interest payable                                                             (12,531)   (12,638)     (7,995)
Net financing currency exchange gain                                                 335        165       4,236
Exceptional net gain on repayment of debt                                              -          -         881
                                                                             ___________  _________   _________
(Loss)/profit on ordinary activities before taxation                             (21,227)   (25,536)      3,837
Taxation on (loss)/profit on ordinary activities                                  (1,564)    (3,508)     (2,753)
                                                                             ___________  _________   _________
(Loss)/profit for the year                                                       (22,791)   (29,044)      1,084
Dividends                                                                         (1,994)    (1,999)     (2,006)
                                                                             ___________  _________   _________
Deficit for the year                                                          GBP(24,785)GBP(31,043)   GBP (922)
                                                                             =========== ==========   =========
(Loss)/earnings per share
  Basic                                                                           (31.24)p   (39.31)p      1.46p
  Diluted                                                                         (31.24)p   (39.31)p      1.45p
                                                                             =========== ==========   =========
Weighted average numbers of shares outstanding
  Basic                                                                           72,963     73,882      74,245
  Diluted                                                                         72,963     73,882      74,705
                                                                             =========== ==========   =========

Extracts from the Business Segment Analysis
                                                                                      Year ended May 31,
                                                                             __________________________________

                                                                                 2001        2002        2003
                                                                             ___________  _________   _________

                                                                                          (thousands)
Sales
Wireless infrastructure                                                       GBP207,777 GBP188,589  GBP151,715
Cellular handset products                                                         42,174     48,845      51,242
Electronic warfare                                                                25,728     26,977      25,721
Broadband access                                                                  11,273     12,544      10,796
Compound semiconductors                                                           11,233      7,481       3,452
Inter-segment                                                                       (751)    (3,889)     (1,658)
                                                                             ___________  _________   _________
                                                                              GBP297,434 GBP280,547  GBP241,268
                                                                             =========== ==========   =========

Operating profit/(loss)
Wireless infrastructure                                                       GBP 27,212 GBP 31,777  GBP 20,962
Cellular handset products                                                          5,211      9,678      10,834
Electronic warfare                                                                  (698)    (1,583)       (713)
Broadband access                                                                  (6,407)   (11,999)     (2,984)
Compound semiconductors                                                          (30,524)   (35,984)    (16,449)
Central costs                                                                     (3,825)    (4,952)     (4,935)
                                                                             ___________  _________   _________
                                                                             GBP  (9,031)GBP(13,063)  GBP 6,715
                                                                             =========== ==========   =========

                                       24

Fiscal 2003 compared with fiscal 2002

Filtronic Group

     Sales decreased by 14.0% from GBP280.5 million to GBP241.3 million, a decrease of GBP39.2 million. This decrease was primarily attributable to a GBP36.9 million decrease in sales in the Wireless Infrastructure business segment. Decreases in sales were also recorded in the Electronic Warfare, Broadband Access and Compound Semiconductor business segments which were partially offset by a GBP2.4 million increase in sales in the Cellular Handset Products business segment.

     Operating profit increased by GBP19.8 million from an operating loss of GBP13.1 million to an operating profit of GBP6.7 million. This improvement in operating profit was primarily due to a reduction in operating loss in the Compound Semiconductors business segment of GBP19.6 million. Additionally, in the Broadband Access business segment, the operating loss decreased by GBP9.0 million from GBP12.0 million to GBP3.0 million. Operating loss also decreased by GBP0.9 million in the Electronic Warfare business segment. These decreases in operating loss were partially offset by a decrease in operating profit in the Wireless Infrastructure business segment of GBP10.8 million. Operating profit increased by GBP1.1 million in the Cellular Handset Products business segment.

     Research and development costs decreased by 11.8% from GBP32.1 million to GBP28.3 million. As a percentage of sales, research and development costs increased to 11.7% from 11.5%. The increase in research and development costs as a percentage of sales was primarily due to the decrease in Wireless Infrastructure sales.

     Raw materials and consumables decreased by 7.0% from GBP108.8 million to GBP101.2 million. This decrease was primarily due to decreased levels of activity in the Wireless Infrastructure business segment as sales levels decreased.

     Staff costs decreased by 18.6% from GBP86.4 million to GBP70.3 million. As a percentage of sales, staff costs decreased from 30.8% to 29.1%. By way of a programme of redundancies and by not replacing certain staff who left employment, the monthly average number of people employed decreased by 12.8% from 3,318 in fiscal 2002 to 2,893 in fiscal 2003. The staff reductions were made primarily to align employee numbers better to reductions in sales in the Wireless Infrastructure business. Additionally, share compensation costs, which are included in staff costs, decreased by GBP1.4 million from GBP1.6 million in fiscal 2002 to GBP0.2 million in fiscal 2003. This decrease was due to a number of staff losing their entitlement to share compensation as a consequence of leaving employment.

     Depreciation decreased by 5.4% from GBP20.4 million to GBP19.3 million primarily as a result of lower charges in all of the business segments in fiscal 2003 following low levels of capital expenditure in fiscal 2002.

     A charge of GBP1.8 million for exceptional closure costs was made in fiscal 2003 as a result of the decision to close the compound semiconductor fabrication facility at Filtronic Solid State.

     Exceptional tangible fixed asset impairment decreased from GBP7.9 million in fiscal 2002 to GBPnil in fiscal 2003. The exceptional tangible fixed asset impairment of GBP7.9 million in fiscal 2002 was attributable to the decision made in fiscal 2002 to close the compound semiconductor facility at Filtronic Solid State in October 2002.

     Goodwill amortisation decreased by 57.4% following the impairment charges made in fiscal 2002 which materially reduced the balance of goodwill to be amortised.

     Exceptional goodwill impairment decreased from GBP16.0 million in fiscal 2002 to GBPnil in fiscal 2003. The exceptional goodwill impairment of GBP16.0 million in fiscal 2002 comprised GBP10.4 million, representing all of the remaining goodwill attributable to the compound semiconductor business at Filtronic Solid State being written off, and GBP5.7 million, representing all of the remaining goodwill attributable to Filtronic Sigtek being written off.

     Other operating charges decreased by 9.0% from GBP42.3 million to GBP38.5 million as a result of the overall decrease in sales and numbers of employees.

     Net interest payable decreased from GBP12.6 million to GBP8.0 million primarily as a result of the repurchase of Notes during fiscal 2002 and fiscal 2003.

     Net financing currency exchange gain increased by GBP4.0 million from GBP0.2 million to GBP4.2 million. This gain arose due to an approximate 12% decrease in the exchange rate of the US dollar to pounds sterling as at 31 May 2003 compared to 31 May 2002. Applying the lower exchange rate to that portion of the Notes which is not hedged against overseas assets gave rise to this gain.

     An exceptional net gain on repayment of debt of GBP0.9 million was recorded in fiscal 2003 compared to GBPnil in fiscal 2002. This gain arose due to the company repurchasing Notes during fiscal 2003 at less than par value.

     Taxation on profit on ordinary activities decreased from GBP3.5 million to GBP2.8 million, primarily as a result of lower levels of taxable profits in Finland.

     As a result of the above, Filtronic recorded a profit on ordinary activities after taxation for fiscal 2003 of GBP1.1 million compared to a loss of GBP29.0 million in fiscal 2002. Filtronic reported earnings per share of 1.46p for fiscal 2003 compared to a loss of 39.31p for fiscal 2002. Diluted earnings per share were 1.45p for fiscal 2003 compared to a loss per share of 39.31p in fiscal 2002.

     Dividends remained unchanged at GBP2.0 million. The value of the dividend per share remained constant at 2.70p.

Wireless Infrastructure

     Sales in the Wireless Infrastructure business segment decreased by 19.6% from GBP188.6 million to GBP151.7 million, a decrease of GBP36.9 million. This decrease was primarily due to a decrease in sales in the United States of CDMA products. In addition, sales in the UK of GSM 900 and PCN 1800 products also decreased. Sales in Australia decreased by GBP9.5 million, primarily due to weaker demand for CDMA and WCDMA products from China and Japan, respectively. Sales in Finland remained broadly similar to fiscal 2002 levels. These decreases in sales were partially offset by an increase in sales in China as a result of increased demand for GSM products.

     Operating profit decreased by 34.0% from GBP31.8 million to GBP20.9 million, a decrease of GBP10.9 million. Operating profit decreased in all geographical areas except China, primarily as a result of lower levels of sales. An operating loss of GBP2.0 million was incurred in Australia in fiscal 2003, compared to an operating profit of GBP0.8 million in fiscal 2002 as a result of the decrease in sales there.

Cellular Handset Products

     Sales in the Cellular Handset Products business segment increased by 4.9% from GBP48.8 million to GBP51.2 million, an increase of GBP2.4 million. This increase was due to increased demand for handset antennas. Management believes that Filtronic's share of antenna sales in the world handset market grew from approximately 21% in fiscal 2002 to approximately 26% in fiscal 2003. Operations in China accounted for GBP13.7 million of the sales in this business segment with the remaining GBP37.5 million being derived from Finland.

     Operating profit increased by 11.3% from GBP9.7 million to GBP10.8 million, an increase of GBP1.1 million, primarily as a result of the increased levels of sales.

Electronic Warfare

     Sales decreased by GBP1.3 million from GBP27.0 million to GBP25.7 million, a decrease of 4.8%. Sales in the United States decreased by GBP2.5 million from GBP16.2 million to GBP13.7 million. This decrease was partially offset by an increase of GBP1.6 million in sales in the United Kingdom. The Australian operation, which contributed GBP0.4 million of sales in fiscal 2002, was sold to local management for a nominal sum in March 2002.

     Operating loss decreased by GBP0.9 million from GBP1.6 million to GBP0.7 million. The decrease in operating loss was primarily attributable to an increase in operating profit of GBP0.8 million in the United States as a result of improved margins and reductions in costs. This decrease was partially offset by an increase in operating loss in the United Kingdom as a result of increased costs.

Broadband Access

     Sales decreased by GBP1.7 million from GBP12.5 million to GBP10.8 million, a decrease of 13.6%. This decrease was primarily due to lower demand for high frequency transceivers and filters for the point-to-point market.

     Operating loss decreased by GBP9.0 million from GBP12.0 million to GBP3.0 million. The decrease in operating loss was primarily attributable to a decrease in exceptional goodwill impairment of GBP5.7 million, a decrease in share compensation expense of GBP1.5 million and a decrease in goodwill amortisation of GBP1.7 million.

Compound Semiconductors

     Sales decreased by GBP4.0 million from GBP7.5 million to GBP3.5 million, a decrease of 53.3%. This decrease was primarily due to a lack of demand for products addressing the opto-electronic market, together with the impact of closing the fabrication facility at Filtronic Solid State in October 2002.

     Operating loss decreased by GBP19.6 million from GBP36.0 million to GBP16.4 million. The decrease in operating loss was primarily attributable to a decrease of GBP10.4 million in exceptional goodwill impairment and a decrease of GBP7.9 million in exceptional fixed asset impairment. The fabrication facility for compound semiconductors at Filtronic Solid State closed in October 2002. Closure costs amounting to GBP1.8 million were incurred in fiscal 2003.

Central Costs

     Central costs were GBP4.9 million in fiscal 2003 compared to GBP5.0 million in fiscal 2002.

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

Liquidity and Capital Resources

Fiscal 2003 compared with fiscal 2002 and fiscal 2001

     In fiscal 2003, fiscal 2002 and fiscal 2001, Filtronic utilized funds generated by operating activities and, in fiscal 2002 and fiscal 2001, from the issue of shares, to finance working capital, capital expenditure and acquisitions. During fiscal 2002 and fiscal 2001, Filtronic issued new shares for cash in the aggregate amount of GBP2.1 million. At May 31, 2003, Filtronic had cash balances of GBP6.5 million, compared to GBP9.1 million at May 31, 2002 and GBP5.6 million at May 31, 2001. Borrowings totalled GBP63.2 million at May 31, 2003, compared to GBP96.2 million at May 31, 2002 and GBP135.3 million at May 31, 2001. In addition, Filtronic has a GBP31.0 million bank overdraft facility, all of which was undrawn at May 31, 2003. On July 1, 2003, this overdraft facility was renewed and it is due for review again in June 2004.

     In fiscal 2003, fiscal 2002 and fiscal 2001, cash flow from operating activities totalled GBP38.5 million, GBP64.2 million and GBP7.5 million, respectively, after expensing all research and development costs and accounting for all movements in working capital. In fiscal 2003, cash flow from operating activities decreased by GBP25.7 million compared to fiscal 2002. This decrease was primarily due to the decrease in sales from fiscal 2002 to fiscal 2003, to the decrease in licence fee income and to the decrease in cash generated from working capital. Cash flow from operating activities increased by GBP56.7 million from fiscal 2001 to fiscal 2002, which was primarily attributable to a cash inflow of GBP15.9 million in fiscal 2002 arising from a decrease in working capital compared to a cash outflow of GBP21.2 million in fiscal 2001 arising from an increase in working capital.

     Net cash outflows from returns on investment and servicing of finance totalled GBP7.4 million, GBP11.3 million and GBP11.7 million, respectively, for fiscal 2003, fiscal 2002 and fiscal 2001. In each of these fiscal years, the principal outflow was interest paid in relation to the Senior Notes.

     Net capital expenditure in fiscal 2003, fiscal 2002 and fiscal 2001 totalled GBP5.5 million, GBP9.0 million and GBP40.3 million respectively. In fiscal 2003 and 2002, capital expenditure was substantially lower than in fiscal 2001 as the major investment programmes in the Compound Semiconductors and Cellular Handset Products businesses were completed in fiscal 2001. In fiscal 2001, the principal components of the net capital expenditure were GBP14.2 million in relation to the Compound Semiconductors business segment, GBP8.4 million in Finland which was primarily attributable to the Cellular Handset Products business, GBP6.6 million for the Wireless Infrastructure business in the UK, the United States and in Australia and GBP2.4 million in China. GBP1.8 million was spent in the Electronic Warfare business, GBP1.9 million in Broadband Access and GBP1.6 million in Central.

     As a result of the above, net cash inflow before financing was GBP19.5 million in fiscal 2003 compared to an inflow of GBP39.6 million in fiscal 2002 and an outflow of GBP49.7 million in fiscal 2001. The outflow in fiscal 2001 was financed by the raising of GBP1.8 million from the issue of new shares, by a reduction in cash of GBP33.9 million and by an increase in borrowings of GBP20.7 million. In fiscal 2002, Filtronic applied GBP22.0 million of its cash inflow before financing to repaying loans, including $29.3 million of the Notes and GBP1.4 million of other loans. In fiscal 2003, Filtronic applied GBP22.1 million of its cash inflow before financing to repaying $37.2 million of the Notes. Cash flow after financing was a cash outflow of GBP2.6 million in fiscal 2003, a cash inflow of GBP17.9 million in fiscal 2002, and a cash outflow of GBP48.5 million in fiscal 2001.

     Filtronic plc's Board of Directors is authorized until the date of the next Annual General Meeting of shareholders to issue new ordinary shares for cash up to an aggregate amount equal to the lesser of one third of the nominal value of the issued ordinary share capital of Filtronic plc as at July 28, 2003 or the authorized but unissued share capital of Filtronic plc. This authority was granted at the Annual General Meeting held on September 26, 2003.

     At May 31, 2003 Filtronic was committed to capital expenditure of GBP3.6 million which was contracted for but not provided in the financial statements for the year ended May 31, 2003.

     The Board of Directors of Filtronic plc believe that, based on Filtronic's current levels of operations and anticipated growth, its cash flow from operations, together with undrawn bank facilities, will be adequate to meet its anticipated requirements for working capital, capital expenditures and interest payments for the foreseeable future.

     In August 2003 Filtronic purchased $13,540,000 of its 10% Senior Notes in the market. These Senior Notes were cancelled leaving $90,033,000 of Senior Notes outstanding.

     On October 30, 2003 Filtronic gave notice to holders of its 10% Senior Notes that it would redeem $16,033,000 of the Senior Notes on December 1, 2003 at a redemption price of $1,025 per $1,000 principal amount. After the redemption there will be $74,000,000 of Senior Notes outstanding.

     The Board of Directors of Filtronic plc are currently considering options to refinance the outstanding Senior Notes, and are confident that the Senior Notes will be repurchased or redeemed before their due date of December 1, 2005.

Research and Development

     For the years ended May 31, 2003, 2002 and 2001, Filtronic's research and development expenditure totalled GBP28.3 million, GBP32.1 million and GBP32.0 million, respectively. This represented 11.7%, 11.4% and 10.8%, respectively, of sales in those fiscal years. Filtronic charges all of its research and development expenditure to the profit and loss account as it is incurred.

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

     All of Filtronic's research and development is carried out at its own risk.

     Research and development costs comprise the employment costs of staff and the cost of materials consumed in the research and development activities. No general overhead is attributed to these activities.

Outlook

     Worldwide demand for mobile infrastructure products continued to decline during fiscal 2003 with few signs of an imminent upturn. Independent forecasts indicate a further decline in the range of 10% to 20% in this market in the calendar year 2003. Notwithstanding these challenging market conditions,
Filtronic has continued to consolidate its position as the world's leading independent supplier of transmit/receive modules for mobile base stations. Despite pricing pressures and difficult markets, Management remains confident in the medium and long term opportunities offered by the wireless communications markets, including 3G, for both Filtronic's existing and new products including high performance power amplifiers.

     Filtronic is one of the world's leading manufacturers of mobile handset antennas and supplies over 25% of the world demand. The world market for mobile handsets is independently forecast to show growth in calendar 2003. Management expects Filtronic to maintain its market position in this business segment in fiscal 2004.

     The Electronic Warfare business is characterised by long development cycles and requires demanding technical performance. Filtronic has now entered the production phase for several qualified products on a number of major programmes, which Management expects to provide sustainable, profitable growth over a number of years.

     On September 26, 2003, Filtronic announced that after three months of the current fiscal year, trading was ahead of internal budgets. Sales in the largest business segment, Wireless Infrastructure, and operating profit in the second largest business segment, Cellular Handset Products, were strong in that three month period. Filtronic also announced that the outlook indicated that the improved trading climate was likely to continue for the rest of the first half of fiscal 2004.

     Considerable market pressure exists to develop and produce more sophisticated and cost effective solutions in the mobile telecommunications industry. For the last three fiscal years, Filtronic's major research and development effort has been aimed specifically at 3G base station equipment. At the heart of the new products which Filtronic has been developing are the compound semiconductor transistors manufactured at Newton Aycliffe, which are embedded in proprietary circuits to provide high power (360 watts peak) very efficiently. Following the successful demonstration of this technology to several OEMs, customer specific 3G power amplifier requirements are now being addressed using internally developed advanced digital linearisation techniques. These customer specific sample units have been delivered to four major OEMs since May 31, 2003. Other market demands have led Filtronic to develop a larger range of compound semiconductor products at Newton Aycliffe with an increased urgency to introduce multifunction MMICs for both the commercial and defence sectors. Management believes that the developments at Newton Aycliffe position Filtronic to take advantage of a wide range of compound semiconductor related market opportunities as they arise.

     On September 22, 2003, Filtronic announced that it had been selected by a new OEM customer to supply initial quantities of an integrated radio frequency head unit for 3G WCDMA base stations. The units contain power amplifiers which incorporate the unique, high power, compound semiconductor transistors manufactured in the fabrication facility at Newton Aycliffe. The units also contain the up/down converters and the high-speed digital baseband interface and processing capability. This is a new product for Filtronic. This business represents Filtronic's first customer for this class of product and establishes the company's presence in a growth market. Management does not expect production quantities to commence until the second half of calendar year 2004 and currently there is no obligation on this OEM customer to place business for production quantities with Filtronic. Overall, the range of products and processes throughout Filtronic, particularly at Newton Aycliffe, has been expanded to provide the platform for growth.

     Overall, Management expects the Wireless Infrastructure and Cellular Handset Products business segments at least to maintain their market position. In addition, the Electronic Warfare business segment is now growing and profitable. The range of products and processes, particularly at Newton Aycliffe, has been expanded to provide a platform for growth.

     Management expects that Filtronic will continue to generate cash and reduce indebtedness during fiscal 2004.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

     Set forth below are the current members of the Board of Directors (the "Directors") of Filtronic plc and their respective ages and positions.


Name                                            Age     Current Position(s)
____                                            ___     ________________________
Professor J. David Rhodes                       60      Director, Executive Chairman and Chief Executive
                                                          Officer
Professor Christopher M. Snowden                47      Director and Chief Executive Officer of
                                                          Compound Semiconductors
Alan R. Needle                                  48      Managing Director
Dr. Christopher I. Mobbs                        41      Director of Engineering
John Samuel                                     47      Director and Finance Director
Christopher E. Schofield                        41      Director and Company Secretary
Rhys J. Williams                                69      Non-executive Director
Richard J. B. Blake                             67      Non-executive Director
Professor Stephen B. Burbank                    56      Non-executive Director
Ian J. Hardington                               39      Non-executive Director
Graham E. Meek                                  56      Non-executive Director

     Set  forth  below  is  certain  information  for  each of  Filtronic  plc's
Directors.

     Professor J David Rhodes CBE FRS FREng BSc PhD DSc DEng (Hon) DSc (Hon) FIEE FIEEE has been Executive Chairman since founding Filtronic in 1977 and also serves as Chief Executive Officer. Professor Rhodes has been a professor of electronic and electrical engineering at Leeds University since 1975 and is an internationally recognised figure in the field of circuit theory and microwave engineering. He has written over one hundred technical papers and books on the subject and has received several international awards. In the 1992 New Year's Honours List he was made an Officer, Order of the British Empire, for his contribution to science and technology and in 1993 he was elected a Fellow of the Royal Society. In 1998, Professor Rhodes was awarded the Mountbatten Medal by the Institution of Electronic Engineers for his outstanding contribution to the field of electronics. In the 2000 New Year's Honours List he was made a Commander, Order of the British Empire, for his contribution to engineering, research and industry. In 2003, Professor Rhodes was awarded the Prince Phillip Medal by the Royal Academy of Engineering. Professor Rhodes is a non-executive director of Polar Capital Technology Trust PLC.

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

     John Samuel has been Finance Director since 1994. Mr. Samuel qualified as a chartered accountant with Deloitte Haskins & Sells in 1981. He joined Baker Tilly, Chartered Accountants, in 1984 and was taken into partnership in 1986, prior to joining Filtronic in 1991.

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

     Graham Meek has been a non-executive Director since 1999. Until 2002 he was a Director of Beeson Gregory Limited and previously was a Director of Smith New Court plc and of Wood Mackenzie & Co. He is a non-executive director of ICM Computer Group plc.

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

     The following table shows total compensation for the Directors and certain key employees, including pension contributions, for the year ended May 31, 2003:

                                                                                                          Total
                                                                                                     Emoluments
                                                                                                      Including
                                                            Salary        Pension        Other          Pension
                                                            or Fees    Contributions   Benefits   Contributions
                                                        ____________   _____________ __________  ______________
Executive Directors:
Prof. J. David Rhodes                                   GBP  183,021   GBP 18,302    GBP 23,419    GBP  224,742
Prof. Christopher Snowden                                    146,417       14,642        12,824         173,883
Alan Needle                                                  156,875       15,688        16,270         188,833
Dr. Christopher Mobbs                                        133,824       13,071         6,053         152,948
John Samuel                                                  146,417       14,273         8,751         169,441
Christopher Schofield                                         93,003       11,504        11,406         115,913
Non-executive Directors:
Rhys Williams                                                 24,000            -             -          24,000
Richard Blake                                                 24,000            -             -          24,000
Prof. Stephen Burbank                                         24,000            -             -          24,000
Ian Hardington                                                24,000            -             -          24,000
Graham Meek                                                   24,000            -             -          24,000
Key employees(a) in aggregate:                               476,497       22,274        36,046         534,817
                                                        ____________   _____________ __________  ______________
                                                        GBP1,456,054   GBP109,754    GBP114,769    GBP1,680,577
                                                        ============   ============= ==========  ==============


     Other benefits incorporate all assessable tax benefits arising from employment by Filtronic and relate mainly to the provision of a fully expensed company car and private medical insurance.

     For details of the Directors' interests in share options, see " - Share Ownership" below.

_________________

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

     The Board of Directors has established an Audit Committee, a Remuneration Committee and a Nominations Committee. The Audit and Remuneration Committees comprise all of the non-executive Directors. The Nominations Committee comprises all of the non-executive Directors and is chaired by Professor J. David Rhodes. Each of these committees operates under terms of reference which have been established by the Board of Directors.

     The Audit Committee meets at least three times a year to review the adequacy of Filtronic's system of internal control, accounting policies and financial reporting. The Finance Director and the auditors attend these meetings with all other Directors being invited to attend. Further, the Audit Committee meets with the auditors without any executive Directors being present at least once during the year. The Audit Committee requires the auditors to report specifically on any non-audit assignments which they have undertaken. This work is primarily assistance with United States income tax compliance. The auditors do not carry out any consulting work for Filtronic.

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

     All of the executive Directors have rolling service contracts under which the notice period for termination by either party is six months. There are no specific compensation commitments for early termination. The non-executive Directors have rolling agreements for services with Filtronic plc. These are terminable by Filtronic plc or the non-executive Directors, as the case may be, on three months notice and are reviewed annually by the Board of Directors.

Employees and Labor Relations

     The  average  number  of  employees,   including  executive  Directors,  of
Filtronic for each of the last three fiscal years by country was:


                                                                                       Year ended May  31,
                                                                                _______________________________
                                                                                    2001       2002        2003
                                                                                ________      _____       _____

United Kingdom                                                                     1,494      1,409       1,282
Finland                                                                            1,006        841         557
United States                                                                        886        649         520
Australia                                                                            210        216         131
China                                                                                133        202         402
Japan                                                                                  -          1           1
                                                                                ________      _____       _____
                                                                                   3,729      3,318       2,893
                                                                                ========      =====       =====

     The decrease in the number of employees in fiscal 2002 and fiscal 2003 is attributable to a programme of redundancies and not replacing certain staff who left employment during fiscal 2002 and fiscal 2003. These measures were taken primarily to align employee numbers better to reductions in sales in the Wireless Infrastructure business segment. Most of Filtronic's employees in the United Kingdom, the United States or Australia are not members of trade unions. Most employees in Finland and China are members of trade unions. Filtronic considers its relationships with its employees to be good.

Share Ownership

     As of November 3, 2003, the Directors owned in aggregate 5,477,481 Filtronic plc ordinary shares, representing 7.3% of all outstanding Filtronic plc shares. The following table sets out their individual shareholdings and outstanding options over Filtronic plc ordinary shares.


                                             Shares beneficially                  Option exercise      Option expiry
                                                   owned              Options            price               date

                                             ___________________     ________     _______________    _______________
Director:
Prof. J. David Rhodes                                  4,230,001            -
Prof. Christopher Snowden                                      -      240,000                383p    October 5, 2008
Alan Needle                                              257,202            -
Dr. Christopher Mobbs                                    295,617            -
John Samuel                                              450,459            -
Christopher Schofield                                      7,193       60,000                459p    August 7, 2008
Rhys Williams                                            102,609            -
Richard Blake                                              8,500            -
Prof. Stephen Burbank                                        900            -
Ian Hardington                                                 -            -
Graham Meek                                              125,000            -
                                             ___________________     ________
                                                       5,477,481      300,000
                                             ===================     ========


     Filtronic operates executive and savings related share option schemes in the United Kingdom, the United States, Australia, China and Finland under which management and employees may acquire Filtronic plc ordinary shares. These schemes are in respect of fully paid ordinary shares of 10p each and are available in the case of Filtronic's executive schemes to all eligible employees who are invited by the Remuneration Committee of Filtronic plc to participate and in the case of Filtronic's savings related share option schemes to all eligible employees. Certain of these schemes have been approved by the United Kingdom Inland Revenue, enabling participants to claim certain tax reliefs. Filtronic's policy is to grant options under the executive schemes at the time of an eligible employee's recruitment or promotion.

     See also note 30 of the Notes to the Financial Statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     Filtronic plc's share capital consists of one class of ordinary shares with a nominal value of 10p each. Each ordinary share carries the same voting rights. The following table sets forth certain information as of November 3, 2003, with respect to all shareholders known by Filtronic plc to be owners of more than 3.0% of Filtronic plc's ordinary shares (based on information received by Filtronic plc pursuant to shareholder notification obligations under United Kingdom law and applicable regulations).



                                                                            Number of Ordinary    Percent of
     Name of Beneficial Owner                                                  Shares Owned          Class
     ________________________                                               __________________   ___________

     Prudential plc                                                             10,127,694           13.6%
     Fidelity International Limited                                              9,032,783           12.1%
     Professor J. David Rhodes(a)                                                4,230,001            5.7%
     Legal and General Investment Management Limited                             2,231,828            3.0%
     ________________


     (a)  Includes 1,969,016 shares owned by his wife.

     As of November 3, 2003, Filtronic plc had 5,773 shareholders, 110 of whom were US holders.

Related Party Transactions

     The following related party transactions occurred during fiscal 2003 and were all on an arm's length basis.

     Filtronic plc and certain of its UK subsidiaries incurred professional charges, totalling GBP45,864, with Schofield Sweeney, a law firm in which Christopher Schofield is a partner.

     Filtronic Components Limited sublet premises to Techceram Limited, a company in which Professor J. David Rhodes and his family have an ownership interest. Rents charged amounted to GBP9,625. As of May 31, 2003, GBP7,021 was outstanding.

     Filtronic plc incurred costs of GBP20,477 for the rental of an executive box and the provision of refreshments with Bradford City A.F.C. (1983) Limited, a company of which Professor J. David Rhodes is a director.

     Filtronic Components Limited earned royalties of GBP7,692 from Photarc Surveys Limited, a company in which John Samuel has an ownership interest. As of May 31, 2003, GBP657 was outstanding.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

     See "Item 18 - Financial Statements" and pages F-1 through F-60.

Other Financial Information

Export Sales

     For the year ended May 31, 2003 export sales were approximately GBP120 million or 50% of total sales.

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

Voting Rights

     Each ordinary share represents one vote. Cumulative voting is not permitted under English law. English law requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the shareholders' meeting at which the matter is proposed:

     -   changing the company name;
     -   altering its capital structure;
     -   capital reductions;
     -   changing or amending the rights of shareholders;
     - permitting the company to issue new shares for cash without applying the share owners' preemptive rights;
     - changing the objects and purposes provision in the Memorandum of Association;
     -   amending the Articles of Association;
     -   dissolution.

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

Taxation

Certain US Federal Income Tax Consequences

     The following summary of the principal US federal income tax consequences of the ownership and disposition of the Notes applies only to a holder or beneficial owner of a Note who:

     - is a US holder (as defined below), and

     - (i) received the Notes in the Exchange Offer for notes that it had purchased in the initial Note offering (the "Offering") or subsequently at a price equal to the initial issue price, which (for the Offering) was an amount equal to the principal amount of the notes or (ii) had purchased the Notes at price equal to their initial purchase price subsequent to the Exchange Offer. The term "holder" refers to persons or entities who acquire a beneficial ownership interest in the Notes through the book entry systems of the Depository Trust Company ("DTC"), Clearstream
            Banking AG ("Clearstream, Luxembourg") and/or Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear system ("Euroclear"). This summary deals only with Notes held as capital assets and does not deal with special tax situations such as:

         - dealers in securities or currencies or traders in securities that elect to market such securities;
         - banks and life insurance companies;
         - tax exempt organizations and individual retirement and other tax-deferred accounts;
         - persons holding Notes as a hedge against currency risk;
         - persons holding Notes as part of straddle, "synthetic security" or other integrated financial transaction, including a "conversion transaction"; or
         - US holders (as defined below) whose functional currency is not the US dollar.

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

Definition of a US holder

     A holder is a US holder of a Note if it is a US person. A person is a "US person" if:

     - it is a citizen or resident of the US;
     - it is a corporation or other business entity created or organized under the laws of the US or of any state (unless, in the case of a partnership, future US Treasury regulations otherwise provide);
     - it is an estate, the income of which is subject to US federal income taxation regardless of the source of that income; or
     - it is (i) a trust and (a) a US court is able to exercise primary supervision over the trust's administration and (b) one or more US persons has the authority to control all of the trust's substantial decisions or (ii) a trust that has an election in effect to be treated as a US person under US federal income taxation.

Payments of Interest

     Payments of interest on a Note will be taxed as ordinary interest income. In addition:

     - if the cash method of accounting is used for tax purposes, interest on the Note will be taxed at the time it is paid; and
     - if the accrual method of accounting is used for tax purposes, interest on the Note will be taxed at the time it accrues.

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

     Capital gain or loss will be recognized when a Note is sold, exchanged or otherwise disposed of, or is redeemed or retired, equal to the difference between:

     - the amount realized on the sale, exchange, redemption, retirement or other disposition (less any amount attributable to accrued interest, which will be taxable as such); and
     - the tax basis in the Note.

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

     UK paying agents and collecting agents, including banks acting as such, are required to provide certain information to the UK Inland Revenue about interest paid, credited or received on the Notes without a withholding or deduction on account of UK income tax. The information to be provided includes the name and address of the beneficial owner of the interest. The UK Inland Revenue is entitled to routinely exchange the information obtained with tax authorities in countries with which the UKhas exchange of information arrangements.

Direct Assessment of Income Tax and Recovery of Income Tax Withheld

     Interest on the Notes has a UK source and accordingly may be chargeable to UK tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to UK tax in the hands of holders who are not resident in the UK for tax purposes, except where such persons carry on a trade, profession or vocation in the UK through a UK permanent establishment in connection with which the interest is received or to which the Notes are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the UK permanent establishment.

     Holders should note that the provisions of the Indenture related to withholding taxes would not apply if the UK Inland Revenue sought to assess directly the person entitled to the relevant interest to UK tax.

Proposed European Union Directive on the Taxation of Savings Income

     On June 3, 2003, the European Union Council of Economic and Finance Ministers (ECOFIN) agreed to adopt a new proposed Directive on the Taxation of Savings Income. The proposed Directive would only affect interest payments made by paying agents established in one European Union member state to beneficial owners who are individuals resident in another European Union member state.

     This Directive would require European Union member states to exchange information relating to the beneficial owner of an interest payment with the member state in which that beneficial owner is resident. This information would be provided in the first instance by the paying agent and would include the identity and residence of the beneficial owner. Transitional provisions would operate during an initial period starting on January 1, 2005 during which only Austria, Belgium and Luxembourg would exercise an option to operate a withholding tax system (at a rate of 15% for the first three years of the transitional period, 20% for the next three years and 35% for the remainder of
it) on interest payments. Under these transitional provisions, the paying agent would levy the withholding tax.

     The scope of the Directive would cover interest from debt claims of every kind, including income from international bonds. The European Council approved a draft of the Directive on December 13, 2001. The proposed Directive, which is intended to apply to interest payments made on or after January 1, 2005, provided that equivalent measures have been adopted by that date by certain key third countries (but with new customer documentation rules to take effect from January 1, 2004), is not yet final and may be subject to further amendment and/or clarification.

     The European Commission is in discussions with Switzerland and other key third countries to promote the adoption of equivalent measures in those countries.

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

Relevant Noteholders

     Relevant Noteholders who are resident for tax purposes in the UK or who carry on a trade in the UK through a permanent establishment by or for which the Notes are held will generally be liable for UK tax on the amount of any interest received in respect of the Notes.

Taxation of Capital Gains

     A US holder who is not resident or ordinarily resident for tax purposes in the United Kingdom will not normally be liable for UK tax on capital gains realized on the disposal of its Notes unless, at the time of the disposal, such US holder carries on a trade, which for this purpose includes a profession or vocation, in the United Kingdom through a permanent establishment and such Notes are, or have been, used, held or acquired for the purposes of such trade, permanent establishment.

     A profit on disposal, including redemption, of a Note will be subject to UK capital gains tax if the relevant holder is resident or ordinarily resident for tax purposes in the UK or carries on a trade, profession or vocation in the UKthrough a permanent establishment and the Note is, or has been, used, held or acquired for the purposes of such trade or permanent establishment.

     It should be noted that in calculating the amount of any profit arising on a disposal of a Note for UK tax purposes, pound sterling values are compared at acquisition and disposal. Accordingly, a taxable profit may arise on disposal even where the US dollar proceeds are less than, or equal to, the amount in US dollars paid to acquire the Note.

Accrued Income Scheme

     A transfer of a Note by a Relevant Noteholder other than a company may give rise to a charge to tax on income in respect of an amount representing interest on the Note which has accrued since the preceding interest payment date if the Relevant Noteholder is resident or ordinarily resident for tax purposes in the UK or carries on a trade in the UK through a permanent establishment and such
Note is, or has been, used, held or acquired for the purposes of such trade or permanent establishment.

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

Documents on Display

     Filtronic is subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Filtronic files reports and other information with the SEC. These materials, including this annual report and exhibits thereto, may be inspected and copied at the SEC's public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currencies

     Filtronic plc's reporting currency is the pound sterling.

     Filtronic has operations in the United Kingdom, the United States, Finland, Australia and China. The functional currencies of Filtronic are the pound sterling, United States dollar, euro, Australian dollar and Chinese yuan.

Currency Exchange Rate Risk Management

     Filtronic's policy is not to hedge against transactions which occur in any of the functional currencies of Filtronic's operations. Sales and purchases which occur in other currencies are hedged by forward foreign exchange contracts or similar instruments where such transactions are material. Filtronic held no derivative financial instruments at May 31, 2003. Filtronic's policy is, where practical, to hold surplus cash in United States dollars.

Financial Instruments Exchange Rate Sensitivity

                                                                  May 31, 2003
                               ______________________________________________________________________________________
                                                         Expected maturity date May 31,
                               ______________________________________________________________________________________
                                  2004        2005        2006         2007        2008     Thereafter       Total
                               _______      ______     _________    ___________   _____    ___________     __________
                                                                    (thousands)
Liabilities
Long term fixed rate
US dollar debt                        -          -     GBP63,216             -        -              -     GBP63,216
Average interest rate                 -          -          10.0%            -        -              -          10.0%



     The long term United States dollar debt in the table above was translated into sterling at $1.6384 per GBP1.00 at May 31, 2003.

     The table below shows the sensitivity to a 10% change in the exchange rate, of the amounts to be repaid and the annual interest payments on the long term United States dollar debt as at May 31, 2003, when translated into sterling.



                                                                                    Exchange rate US$ per GBP
                                                                            ______________________________________
                                                                                1.6384      1.4746          1.8022
                                                                            __________    __________     _________
                                                                                          (thousands)
Long term fixed rate US dollar debt                                          GBP63,216     GBP70,238     GBP57,470
Annual interest payments                                                         6,322         7,024         5,747



Effects of Currency Translation

     The financial statements of the non-UK operations are translated into sterling for inclusion in the consolidated financial statements at the exchange rates on the last day of the fiscal year as permitted by UK GAAP.

     The exchange rates at May 31, 2003 used to translate the results of the non-UK operations for the year ended May 31, 2003 were as follows.



                                                                                    May 31, 2003
                                                               ______________________________________________________
                                                                                 Functional currency
                                                               ______________________________________________________
                                                                 United States                Australian    Chinese
                                                                    dollars          Euro       dollars      yuan
                                                               _______________     _______   ___________   __________
Sterling exchange rate                                                  1.6384      1.3930       2.5141     13.5603


     The table below shows an analysis by functional currency of Filtronic's sales and profit for the year ended May 31, 2003.



                                                                  Year ended May 31, 2003
                                          __________________________________________________________________________________
                                                                    Functional currency
                                          __________________________________________________________________________________
                                                        United States                 Australian    Chinese
                                            Sterling       dollars       Euro           dollars      yuan          Total
                                          ___________  ______________  ____________   __________  ___________   ____________
                                                                              (thousands)
Sales                                       GBP 99,188    GBP 53,585    GBP 64,246     GBP 5,081   GBP 19,168    GBP241,268
(Loss)/profit                                   (6,128)         (340)        3,331        (2,523)       6,744         1,084


     The table below shows the sensitivity of Filtronic's sales and profit for the year ended May 31, 2003 to a 10% change in the exchange rates of sterling with the functional currencies.


                                                                                    Year ended May 31, 2003
                                                                         __________________________________________________
                                                                              Sterling         Sterling         Sterling
                                                                           at May 31, 2003         10%              10%
                                                                           exchange rates      depreciation   appreciation
                                                                          __________________  ______________ ______________
                                                                                                (thousands)
Sales                                                                          GBP241,268        GBP257,055    GBP228,352
Profit                                                                              1,084             1,885         428



ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                   PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by an issuer in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Filtronic plc's Chief Executive Officer and Chief Financial Officer have evaluated Filtronic plc's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F and have determined that such disclosure controls and procedures are effective.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.

ITEM 16B. CODE OF ETHICS

     Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

     Not applicable.


ITEM 18. FINANCIAL STATEMENTS

     The following  consolidated  financial  statements and related  independent
auditors'   reports   are   filed   as  part  of  this   annual   report:


                                                                                                           Page
                                                                                                           ____

Independent Auditors' Report                                                                                F-2
Report of Independent Auditors                                                                              F-3
Independent Auditors' Report                                                                                F-4
Audited Financial Statements
  Consolidated Profit and Loss Accounts for the years ended May 31, 2001, 2002 and 2003                     F-5
  Consolidated Statements of Total Recognized Gains and Losses for the years ended May 31,
  2001, 2002 and 2003                                                                                       F-6
  Consolidated Balance Sheets at May 31, 2002 and 2003                                                      F-7
  Consolidated Cash Flow Statements for the years ended May 31, 2001, 2002 and 2003                         F-8
  Consolidated Statements of Movements in Shareholders' Funds for the years ended May 31,
  2001, 2002 and 2003                                                                                       F-9
  Notes to the Financial Statements                                                                        F-11


ITEM 19. EXHIBITS

Exhibit Number
______________

1.1 Certificate of Incorporation, Certificates of Incorporation on Change of Name and Memorandum and Articles of Association of Filtronic plc.(a)

1.2    Memorandum and Articles of Association of Filtronic plc, as amended.(c)

2.1 Indenture, dated as of December 21, 1998 among Filtronic plc, the Subsidiary Guarantors named therein and The Bank of New York as Trustee.(a)

2.2 Registration Rights Agreement, dated as of December 21, 1998 among Filtronic plc, the Subsidiary Guarantors named therein and the Initial Purchasers named therein.(a)

4.1    Filtronic plc Executive Share Option Scheme (1997) Rules, as amended.(b)

4.2    Filtronic plc Unapproved Executive Share Option Scheme Rules, as amended.
       (b)

8.1 Significant subsidiaries as of the end of the period covered by this report: See "Organizational Structure and Subsidiaries" in "Item 4. Information on the Company."

12.1 Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Exchange Act.

13.1 Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

_________
(a) Incorporated by reference from Registration Statement on Form F-4 filed on September 27, 1999.
(b) Incorporated by reference from Annual Report on Form 20-F filed on November 30, 2000.
(c) Incorporated by reference from Annual Report on Form 20-F filed on November 19, 2001

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            FILTRONIC PLC

                                            By: /s/  Christopher E Schofield
                                            ________________________________

                                            Christopher E Schofield
                                            Executive Director

Date: November 28, 2003

                                  FILTRONIC plc
                         INDEX TO FINANCIAL STATEMENTS


                                                                                                           Page
                                                                                                          _____

Independent Auditors' Report                                                                                F-2
Report of Independent Auditors                                                                              F-3
Independent Auditors' Report                                                                                F-4
Audited Financial Statements
  Consolidated Profit and Loss Accounts for the years ended May 31, 2001, 2002 and 2003                     F-5
  Consolidated Statements of Total Recognized Gains and Losses for the years ended May 31,
  2001, 2002 and 2003                                                                                       F-6
  Consolidated Balance Sheets at May 31, 2002 and 2003                                                      F-7
  Consolidated Cash Flow Statements for the years ended May 31, 2001, 2002 and 2003                         F-8
  Consolidated Statements of Movements in Shareholders' Funds for the years ended May 31,
  2001, 2002 and 2003                                                                                       F-9
  Notes to the Financial Statements                                                                        F-11


                                   FILTRONIC plc

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors Filtronic plc

     We have audited the accompanying consolidated balance sheet of Filtronic plc as of May 31, 2003, and the related consolidated profit and loss account, consolidated statement of total recognized gains and losses, cash flows, and movements in shareholders' funds for the year ended May 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Filtronic plc as of May 31, 2003, and the results of its operations and its cash flows for the year ended May 31, 2003, in conformity with generally accepted accounting principles in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for the year ended May 31, 2003 and shareholders' funds as of May 31, 2003, to the extent summarized in Note 38 to the consolidated financial statements.


KPMG Audit Plc
Leeds, England
November 28, 2003

                                    FILTRONIC plc

                          REPORT OF INDEPENDENT AUDITORS



To the Directors of Filtronic plc

     We have audited the consolidated balance sheet of Filtronic plc as at May 31, 2002 and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses, cash flows and movements in shareholders' funds for each of the two years in the period ended May 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Filtronic Microtek Limited (formerly Filtronic (Holdings) Limited), which statements reflect total assets of GBP11,567,000 at May 31, 2002, and total sales of GBP12,430,000 and GBP10,852,000 for the years ended May 31, 2001 and 2002, respectively. Those financial statements were audited by other auditors whose report have been furnished to us, and our opinion, insofar as it relates to the amounts included for Filtronic Microtek Limited (formerly Filtronic (Holdings) Limited), is based solely on the report of the other auditors.

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

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Filtronic plc at May 31, 2002, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended May 31, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 38 of Notes to the Financial Statements).

ERNST & YOUNG LLP

Leeds, England
November 22, 2002

      FILTRONIC MICROTEK LIMITED (FORMERLY FILTRONIC (HOLDINGS) LIMITED)

                          INDEPENDENT AUDITORS' REPORT


To the Directors of Filtronic plc

     We have audited the consolidated balance sheet of Filtronic Microtek Limited (formerly Filtronic (Holdings) Limited) as of May 31, 2002, and the related consolidated profit and loss accounts and statements of cash flows and movements in shareholders' equity for each of the two years in the period ended May 31, 2002 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Filtronic Microtek Limited (formerly Filtronic (Holdings) Limited) as at May 31, 2002, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended May 31, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from generally accepted accounting principles in the United States of America (see Note 21 of Notes to the Financial Statements).


Baker Tilly
Chartered Accountants

Bradford, England
November 22, 2002

                                     FILTRONIC plc

                       CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                                                                      Year ended May 31,
                                                                             ____________________________________
                                                                     Notes       2001        2002        2003
                                                                     _____  ___________  __________   ___________
                                                                            (thousands, except per share amounts)
Sales                                                               2,3,4     GBP297,434  GBP280,547  GBP241,268
                                                                            ___________  __________   ___________

Costs
(Increase)/decrease in stocks of finished goods and
  work in progress                                                                (7,410)      6,437       2,877
Raw materials and consumables                                                    138,520     108,776     101,233
Staff costs - excluding share compensation                                        89,751      84,807      70,136
Staff costs - share compensation                                        6          2,293       1,570         146
Depreciation                                                                      16,759      20,433      19,322
Exceptional tangible fixed asset impairment                             7              -       7,938           -
Goodwill amortization                                                              4,884       5,352       2,348
Exceptional goodwill impairment                                         8         14,078      16,036           -
Other operating charges                                                           47,590      42,261      38,491
                                                                             ___________ ___________  __________
                                                                                 306,465     293,610     234,553
                                                                             ___________ ___________  __________
Operating (loss)/profit                                               2,3         (9,031)    (13,063)      6,715
Net interest payable                                                   11        (12,531)    (12,638)     (7,995)
Net financing currency exchange gain                                   12            335         165       4,236
Exceptional net gain on repayment of debt                              13              -           -         881
                                                                             ___________ ___________  __________
(Loss)/profit on ordinary activities before taxation                             (21,227)    (25,536)      3,837
Taxation on (loss)/profit on ordinary activities                       14         (1,564)     (3,508)     (2,753)
                                                                             ___________ ___________  __________
(Loss)/profit for the year (1)                                                   (22,791)    (29,044)      1,084
Dividends                                                              15         (1,994)     (1,999)     (2,006)
                                                                             ___________ ___________  __________
Deficit for the year                                                         GBP (24,785)GBP (31,043)   GBP (922)
                                                                             =========== ============ ==========
(Loss)/earnings per share                                              16
  Basic                                                                          (31.24)p     (39.31)p      1.46p
  Diluted                                                                        (31.24)p     (39.31)p      1.45p
                                                                             =========== ============ ==========
Weighted average numbers of shares outstanding                         16
  Basic                                                                           72,963      73,882      74,245
  Diluted                                                                         72,963      73,882      74,705
                                                                             =========== ============ ==========

_______________

(1) A summary of the significant adjustments to (loss)/profit for the year that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in note 38 of Notes to the Financial Statements.

 The Notes to the Financial Statements are an integral part of these Financial
                                   Statements.

                                  FILTRONIC plc

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                                                      Year ended May 31,
                                                                         _______________________________________
                                                                                 2001        2002        2003
                                                                         ____________  ___________    __________
                                                                                        (thousands)

(Loss)/profit for the year                                                GBP (22,791) GBP (29,044)    GBP 1,084
Currency exchange movement arising on consolidation                             3,047        1,422          (590)
Currency exchange movement on loan                                             (5,932)       2,496         5,329
                                                                         ____________  ___________    __________
Total recognized gains and losses for the year                            GBP (25,676) GBP (25,126)    GBP 5,823
                                                                         ============  ===========    ==========

____________________

The statement of comprehensive income required under United States generally accepted accounting principles is set forth in Note 38 of Notes to the Financial Statements.


The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                                  FILTRONIC plc

                           CONSOLIDATED BALANCE SHEETS


                                                                                                  May 31,
                                                                                       ___________________________
                                                                                 Notes       2002        2003
                                                                                ______ ___________   _____________
                                                                                                (thousands)
Fixed assets
Intangible assets                                                                   17 GBP  34,720     GBP  35,769
Tangible assets                                                                     18     108,589          96,272
                                                                                       ___________   _____________
                                                                                    14       3,309         132,041
                                                                                       ___________   _____________
Current assets
Stocks                                                                              19      43,735          34,344
Debtors                                                                             20      55,435          50,908
Cash                                                                                         9,083           6,522
                                                                                       ___________   _____________
                                                                                           108,253          91,774
                                                                                       ___________   _____________
Creditors: amounts falling due within one year                                      21      39,774          38,821
                                                                                       ___________   _____________
Net current assets                                                                          68,479          52,953
                                                                                       ___________   _____________
Total assets less current liabilities                                                      211,788         184,994
Creditors: amounts falling due after one year                                       22      93,769          61,942
Provision for deferred tax                                                          23         408             750
Deferred income                                                                     24      12,415          13,143
                                                                                       ___________   _____________
Net assets                                                                              GBP105,196      GBP109,159
                                                                                       ===========   =============
Capital and reserves
Called up share capital                                                                  GBP 7,409       GBP 7,430
Share premium account                                                                      134,151         135,851
Shares to be issued                                                                          6,682           4,321
Revaluation reserve                                                                            106             106
Other reserve                                                                                    -             828
Profit and loss account                                                                    (43,152)        (39,377)
                                                                                       ___________   _____________
Equity shareholders' funds (1)                                                          GBP105,196      GBP109,159
                                                                                       ===========   =============


___________

(1) A summary of the significant adjustments to equity shareholders' funds that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 38 of Notes to the Financial Statements.


The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                                  FILTRONIC plc

                        CONSOLIDATED CASH FLOW STATEMENTS


                                                                                      Year ended May 31,
                                                                               ___________________________________
                                                                     Notes       2001         2002          2003
                                                                     _____     _________  ___________  ___________
                                                                                          (thousands)
Net cash flow from operating activities                               25(a)    GBP 7,522  GBP 64,218    GBP 38,528
                                                                     _____     _________  ___________  ___________
Returns on investment and servicing of finance
Interest received                                                                  1,031         358           231
Interest paid                                                                    (12,716)    (11,629)       (7,638)
Interest element of finance lease payments                                            (4)          -             -
                                                                               _________  ___________  ___________
Net cash flow from returns on investment and servicing of
finance                                                                          (11,689)    (11,271)       (7,407)
                                                                               _________  ___________  ___________
Tax paid                                                                          (3,091)     (2,345)       (4,128)
                                                                               _________  ___________  ___________
Capital expenditure
Purchase of tangible fixed assets                                                (40,982)    (11,369)       (8,198)
Sale of tangible fixed assets                                                        171       1,312         1,378
Government grants received                                                           480       1,034         1,319
                                                                               _________  ___________  ___________
Net cash flow from capital expenditure                                           (40,331)     (9,023)       (5,501)
                                                                               _________  ___________  ___________
Acquisitions
Purchase of subsidiaries                                                            (118)          -             -
Cash acquired with subsidiaries                                                       14           -             -
                                                                               _________  ___________  ___________
Net cash flow from acquisitions                                                     (104)          -             -
                                                                               _________  ___________  ___________
Equity dividends paid                                                             (1,964)     (1,992)       (2,002)
                                                                               _________  ___________  ___________

                                                                               _________  ___________  ___________
Net cash flow before financing                                                   (49,657)     39,587        19,490
                                                                               _________  ___________  ___________
Financing
Issue of shares                                                                    1,844         264             -
Capital element of finance lease payments                                           (147)          -             -
Loans repaid                                                                        (567)    (21,982)      (22,107)
                                                                               _________  ___________  ___________
Net cash flow from financing                                                       1,130     (21,718)      (22,107)
                                                                               _________  ___________  ___________


(Decrease)/increase in cash                                           25(b)  GBP (48,527) GBP 17,869   GBP  (2,617)



_______________

The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are set forth in Note 38 of Notes to the Financial Statements.


The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                                  FILTRONIC plc

           CONSOLIDATED STATEMENTS OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                         Share Capital
                                  Ordinary shares of 10p each
                         ___________________________________________
                                                Allotted, issued       Share    Shares       Re-     Other      Profit
                                                      and             Premium    to be    valuation  Reserve   and Loss
                                 Authorized     fully paid up       Account(i) issued(i)  Reserve(i) (i)(vi)    Account      Total
                       ________________________ ___________________ ___________ _______   __________ _______    _______   _________
                            (number)(thousands) (number)                                 (thousands)

At June 1,
2000 (ii) (iii) (iv)     100,000,000 GBP10,000 71,989,105 GBP 7,199 GBP 128,106   GBP  -     GBP 106 GBP  -   GBP10,138  GBP145,549
Shares allotted at
30p each under the
  Initial Share Option
  Scheme                           -         -    961,020        96         192        -           -      -           -         288
Shares allotted at up to
450p each under
  Executive Share Option
  Schemes                          -         -    392,685        39       1,452        -           -      -           -       1,491
Shares allotted at up to
429p each
  under Savings Related Share
  Option Schemes                   -         -     35,528         3          75        -           -      -           -          78
Shares allotted at 277p each
to QUEST                           -         -      4,637         1          12        -           -      -           -          13
Shares allotted at 1177p
each as
  acquisition consideration        -         -    267,427        27       3,121        -           -      -           -       3,148
Share issue costs                  -         -          -         -         (26)       -           -      -           -         (26)
Acquisition contingent
consideration                      -         -          -         -           -    5,323           -      -           -       5,323
Share compensation                 -         -          -         -           -    2,293           -      -           -       2,293
Deficit for the year               -         -          -         -           -        -           -      -     (24,785)    (24,785)
Currency exchange
movement arising
  on consolidation                 -         -          -         -           -        -           -      -       3,047       3,047
Currency exchange movement
on loan                            -         -          -         -           -        -           -      -      (5,932)     (5,932)
                       _____________ _________ __________ _________ ___________ ________ ___________ _______ __________   _________
At May 31, 2001
(ii) (iii) (iv)          100,000,000 GBP10,000 73,650,402 GBP 7,365  GBP132,932 GBP7,616    GBP  106 GBP  -  GBP(17,532) GBP130,487
Shares allotted at up to
399p each under
  Executive Share Option
  Schemes                          -         -     27,623         3          57        -           -      -           -          60
Shares allotted at up to
194p each
  under Savings Related
  Share
  Option Schemes                   -         -     43,383         4          79        -           -      -           -          83
Shares allotted at up to
373p each to
  QUEST                            -         -    157,254        16         566        -           -      -           -         582
Shares allotted at
1177p each as
  - acquisition
    consideration                  -         -     44,230         4         517     (521)          -      -           -           -
  - share compensation             -         -    168,490        17           -   (1,983)          -      -       1,966           -
Share compensation                 -         -          -         -           -    1,570           -      -           -       1,570
Deficit for the year               -         -          -         -           -        -           -      -     (31,043)    (31,043)
Contribution to QUEST              -         -          -         -           -        -           -      -        (461)       (461)
Currency exchange
movement arising
  on consolidation                 -         -          -         -           -        -           -      -       1,422       1,422
Currency exchange
movement on loan                   -         -          -         -           -        -           -      -       2,496       2,496
                       _____________ _________ __________ _________ ___________ ________ ___________ _______ __________   _________
At May 31,
2002 (ii) (iii) (iv)     100,000,000 GBP10,000 74,091,382 GBP 7,409  GBP134,151 GBP6,682    GBP  106 GBP  -  GBP(43,152) GBP105,196
Shares allotted at 1177p
each as
 - acquisition
   consideration                   -         -    145,723        14       1,700   (1,714)          -      -           -          -
 - share compensation              -         -     67,338         7           -     (793)          -      -         786          -
Share compensation                 -         -          -         -           -      146           -      -           -        146
Deficit for the year               -         -          -         -           -        -           -      -        (922)      (922)
Transfer to other reserve          -         -          -         -           -        -           -    828        (828)         -
Currency exchange movement
arising on
  consolidation                    -         -          -         -           -        -           -      -         (590)      (590)
Currency exchange movement
on loan                            -         -          -         -           -        -           -      -       5,329       5,329
                       _____________ _________ __________ _________ ___________ ________ ___________ _______ __________   _________
At May 31,
2003 (ii)
(iii) (iv) (v)           100,000,000 GBP10,000 74,304,443  GBP7,430  GBP135,851 GBP4,321    GBP  106 GBP 828 GBP(39,377) GBP109,159
                       ============= ========= ========== ========= =========== ========  ========== ======= ==========  ==========


The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                                  FILTRONIC plc

(i) The share premium account, shares to be issued, revaluation reserve and other reserve are not distributable.
(ii) Cumulative exchange translation adjustments, net of related taxation, included in the profit and loss account balance at May 31, 2003 were GBP4,256,000 (2002: GBP(483,000); 2001: GBP(4,401,000)).
(iii)The parent company's profits available for distribution at May 31, 2003 were GBP55,164,000 (2002: GBP28,464,000; 2001: GBP11,001,000).
(iv) Cumulative goodwill set off against reserves at May 31, 2003 was GBP11,917,000 (2002: GBP11,917,000; 2001: GBP11,917,000).
(v) Included in the profit and loss account balance at May 31, 2003 was GBPnil (2002: GBP353,000; 2001: GBPnil) relating to an undistributable reserve fund of the Chinese subsidiary, Filtronic (Suzhou) Telecommunications Products Co. Limited.
(vi) The other reserve is an undistributable surplus reserve of the Chinese subsidiary, Filtronic (Suzhou) Telecommunications Products Co. Limited.

The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                                  FILTRONIC plc

                        NOTES TO THE FINANCIAL STATEMENTS



1.   Accounting policies

Basis of accounting

     The financial statements have been prepared on the historical cost basis of accounting and in accordance with applicable United Kingdom accounting standards. The following accounting policies have been applied consistently in accounting for material items in the financial statements.

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

                                  FILTRONIC plc

2.   Geographical segment analysis by origin


                                                                                      Year ended May 31,
                                                                            _______________________________________
                                                                                 2001        2002        2003
                                                                            ____________ ____________   ___________
                                                                                          (thousands)
Sales
United Kingdom                                                                GBP114,030   GBP108,951    GBP102,807
Finland                                                                           54,223       68,936        64,954
United States                                                                    118,946       98,871        56,967
Australia                                                                         17,774       14,962         5,490
China                                                                             12,448       12,857        21,791
Inter segment                                                                    (19,987)     (24,030)      (10,741)
                                                                            ____________ ____________   ___________
                                                                              GBP297,434   GBP280,547    GBP241,268
                                                                            ============ ===========    ===========

Operating (loss)/profit
United Kingdom                                                                 GBP 1,961    GBP 2,862     GBP   167
Finland                                                                            2,147       10,424         5,960
United States                                                                    (13,278)     (26,522)          716
Australia                                                                          2,315          793        (2,004)
China                                                                              1,649        4,332         6,811
Central costs                                                                     (3,825)      (4,952)       (4,935)
                                                                            ____________ ____________   ___________
                                                                             GBP  (9,031) GBP (13,063)  GBP   6,715
                                                                            ============ ===========    ===========



                                  FILTRONIC plc

2.   Geographical segment analysis by origin - (continued)


                                                                                                  May 31,
                                                                                        _______________________
                                                                                             2002        2003
                                                                                        ___________  __________
                                                                                                (thousands)
Net operating assets
United Kingdom                                                                           GBP 70,978  GBP 64,282
Finland                                                                                      58,462      56,756
United States                                                                                48,325      30,466
Australia                                                                                     7,928       6,031
China                                                                                         9,026      10,922
Central                                                                                        (390)       (507)
                                                                                        ___________  __________
Net operating assets                                                                        194,329     167,950
Non-operating liabilities                                                                    (4,447)     (3,371)
Net debt                                                                                    (84,686)    (55,420)
                                                                                        ___________  __________
Net assets                                                                               GBP105,196  GBP109,159
                                                                                        ===========  ==========

Total assets
United Kingdom                                                                           GBP106,520  GBP 96,956
Finland                                                                                      69,294      67,604
United States                                                                                55,736      38,430
Australia                                                                                     9,123       6,719
China                                                                                        10,889      14,106
                                                                                        ___________  __________
                                                                                         GBP251,562  GBP223,815
                                                                                        ===========  ==========


3.   Business segment analysis

     The Company has five reportable business segments: wireless infrastructure, cellular handset products, electronic warfare, broadband access and compound semiconductors. The wireless infrastructure segment designs and manufactures RF integrated subsystems for base stations used in wireless telecommunication networks. The cellular handset products segment designs and manufactures RF antennas and filters for cellular telephone handsets. The electronic warfare segment designs and manufactures RF components and subsystems for electronic warfare systems installed in military aircraft, ships and ground installations. The broadband access segment designs and manufactures RF products used in linking base stations in wireless telecommunication networks, cable networks and digital signal processing products. The compound semiconductors business segment designs and manufactures compound semiconductors for wireless infrastructure, cellular handset, electronic warfare and broadband access applications.

     The  accounting  policies of the business  segments are those  described in
Note 1. Accounting policies. The Company evaluates performance of the business segments based on operating profit/(loss). Inter segment sales and transfers are accounted for at market value as if they were with a third party.

     The Company's reportable business segments are strategic business units that design and manufacture different products for different markets. They are managed separately because each business requires different design and manufacturing technology and operates in different markets.

                                 FILTRONIC plc

3.   Business segment analysis - (continued)


                                                                                      Year ended May 31,
                                                                              ___________________________________
                                                                                 2001        2002        2003
                                                                              __________  ___________ ___________
                                                                                          (thousands)
Sales
Wireless infrastructure                                                       GBP207,777   GBP188,589  GBP151,715
Cellular handset products                                                         42,174       48,845      51,242
Electronic warfare                                                                25,728       26,977      25,721
Broadband access                                                                  11,273       12,544      10,796
Compound semiconductors                                                           11,233        7,481       3,452
Inter segment                                                                       (751)      (3,889)     (1,658)
                                                                              __________  ___________ ___________
                                                                              GBP297,434   GBP280,547  GBP241,268
                                                                              ==========  =========== ===========

Operating (loss)/profit
Wireless infrastructure                                                       GBP 27,212   GBP 31,777  GBP 20,962
Cellular handset products                                                          5,211        9,678      10,834
Electronic warfare                                                                  (698)      (1,583)       (713)
Broadband access                                                                  (6,407)     (11,999)     (2,984)
Compound semiconductors                                                          (30,524)     (35,984)    (16,449)
Central costs                                                                     (3,825)      (4,952)     (4,935)
                                                                              __________  ___________ ___________
                                                                             GBP  (9,031) GBP (13,063) GBP  6,715
                                                                              ==========  =========== ===========
Depreciation
Wireless infrastructure                                                        GBP 6,567    GBP 7,909  GBP  6,154
Cellular handset products                                                          3,001        3,883       5,931
Electronic warfare                                                                 1,668        1,789       1,915
Broadband access                                                                     586          881         895
Compound semiconductors                                                            4,628        5,607       4,053
Central                                                                              309          364         374
                                                                              __________  ___________ ___________
                                                                              GBP 16,759   GBP 20,433  GBP 19,322
                                                                              ==========  =========== ===========
Capital expenditure
Wireless infrastructure                                                       GBP 10,782    GBP 4,857   GBP 1,757
Cellular handset products                                                          7,800        1,938       3,365
Electronic warfare                                                                 1,810        2,352       1,201
Broadband access                                                                   1,862          918         325
Compound semiconductors                                                           14,207        1,249       1,463
Central                                                                              361           55          87
                                                                              __________  ___________ ___________
                                                                              GBP 36,822   GBP 11,369   GBP 8,198
                                                                              ==========  =========== ===========

                                 FILTRONIC plc

3.   Business segment analysis - (continued)

                                                                                                  May 31,
                                                                                       ________________________
                                                                                             2002        2003
                                                                                       ____________  __________
                                                                                                (thousands)
Net operating assets
Wireless infrastructure                                                                  GBP 91,675  GBP 73,841
Cellular handset products                                                                    48,904      51,723
Electronic warfare                                                                           18,122      16,049
Broadband access                                                                              7,055       3,441
Compound semiconductors                                                                      28,963      23,403
Central                                                                                        (390)       (507)
                                                                                       ____________  __________
Net operating assets                                                                        194,329     167,950
Non-operating liabilities                                                                    (4,447)     (3,371)
Net debt                                                                                    (84,686)    (55,420)
                                                                                       ____________  __________
Net assets                                                                               GBP105,196  GBP109,159
                                                                                       ============ ===========
Total assets
Wireless infrastructure                                                                  GBP112,647  GBP 93,291
Cellular handset products                                                                    55,389      59,619
Electronic warfare                                                                           26,351      23,825
Broadband access                                                                              8,624       4,722
Compound semiconductors                                                                      43,060      38,069
Central                                                                                       5,491       4,289
                                                                                       ____________  __________
                                                                                         GBP251,562  GBP223,815
                                                                                       ============ ===========

                                 FILTRONIC plc

4.   Sales analysis by destination

                                                                                      Year ended May 31,
                                                                              _________________________________
                                                                                 2001        2002        2003
                                                                              __________ __________ ___________
                                                                                          (thousands)
United Kingdom                                                                GBP 43,313 GBP 14,108  GBP 12,875
Europe                                                                            78,274    112,976     131,800
North America                                                                    128,168     84,800      48,180
Asia Pacific                                                                      47,679     68,663      48,413
                                                                              __________ __________ ___________
                                                                              GBP297,434 GBP280,547  GBP241,268
                                                                              ========== ========== ===========

Major customers

     The Company's principal customers are major wireless infrastructure and cellular handset original equipment manufacturers. Following is a summary of revenues from all customers which have exceeded 10% of total revenues:


                                                                                      Year ended May 31,
                                                                              _________________________________
                                                                                 2001        2002        2003
                                                                              __________ __________ ___________
                                                                                   %           %           %
Nokia Corporation                                                                 35.9       52.1        62.2
Lucent Technologies, Inc                                                          21.7       19.5         9.9
Motorola, Inc                                                                     12.5        6.8         6.9


5.   Profit and loss account items

     Operating (loss)/profit is stated after charging/(crediting):


                                                                                      Year ended May 31,
                                                                              _________________________________
                                                                                 2001        2002        2003
                                                                              __________ __________ ___________
                                                                                          (thousands)
Research and development costs                                                GBP 31,979 GBP 32,131  GBP 28,323
(Profit)/loss on disposal of tangible fixed assets                                   (70)       191        (518)
Auditors' remuneration  - audit services                                             141        221         163
                        - other assurance services                                    35         22          15
                        - other services                                              73         41           -
Operating lease rentals - land and buildings                                       1,272      1,383       1,345
                        - other                                                    2,079      2,369       2,266
Licence fee released                                                                   -          -         (66)
Government grants released                                                          (167)      (134)       (525)
Wages and salaries                                                                77,864     73,611      60,455
Social security costs                                                              7,158      6,844       5,811
Other pension costs                                                                4,729      4,352       3,870
Exceptional closure costs                                                              -          -       1,812


     The exceptional closure costs relate to the closure of the compound semiconductor fabrication facility at Filtronic Solid State, Santa Clara, California.

                                 FILTRONIC plc

6.   Share compensation


                                                                                      Year ended May 31,

                                                                              _________________________________
                                                                                 2001        2002        2003
                                                                              __________ __________ ___________
                                                                                          (thousands)
Share compensation                                                             GBP 2,293  GBP 1,570    GBP  146


     As a result of the acquisition of Filtronic Sigtek, Inc. on August 29, 2000, a maximum cumulative charge of GBP4,285,000, comprising the issue to certain employees of Filtronic Sigtek, Inc. of a maximum of 364,067 ordinary shares of 10p each in Filtronic plc, could arise over the four year period following the acquisition. This share compensation is contingent on Filtronic Sigtek, Inc. maintaining the number and quality of its engineers over that period. The cumulative charge at May 31, 2003 was GBP4,009,000 (2002:
GBP3,863,000; 2001: GBP2,293,000).

7.   Exceptional tangible fixed asset impairment


                                                                                      Year ended May 31,

                                                                              _________________________________
                                                                                 2001        2002        2003
                                                                              __________ __________ ___________
                                                                                          (thousands)
Exceptional tangible fixed asset impairment                                     GBP   -    GBP 7,938    GBP   -


     There has been no impairment to tangible fixed assets in the year ended May 31, 2003. In the year ended May 31, 2002, the exceptional tangible fixed impairment arose in respect of the compound semiconductors operation at Filtronic Solid State.

8.   Exceptional goodwill impairment

                                                                                      Year ended May 31,
                                                                              _________________________________
                                                                                 2001        2002        2003
                                                                              __________ __________ ___________
                                                                                          (thousands)
Exceptional goodwill impairment                                               GBP 14,078 GBP 16,036     GBP   -


     There has been no impairment to goodwill in the year ended May 31, 2003. GBPnil (2002: GBP10,378,000; 2001: GBP14,078,000) of the exceptional goodwill impairment arose in respect of the compound semiconductor operation at Filtronic Solid State and GBPnil (2002: GBP5,658,000; 2001: GBPnil) in respect of Filtronic Sigtek, Inc., which forms part of the broadband access business segment.

     In carrying out impairment reviews under Financial Reporting Standard 11 "Impairment of Fixed Assets and Goodwill", the Board has reviewed value in use calculations for the business units of Sage Laboratories, Inc., and the compound semiconductor activities of Filtronic Solid State and at Newton Aycliffe. In each of these calculations, a discount rate of 10% has been applied to the projected cash flows. With respect to Sage Laboratories, Inc., the calculation period before assuming a zero long term growth rate extended to 8 years. This is deemed appropriate due to the time cycles associated with electronic warfare programmes. With respect to the Newton Aycliffe investment, the period over which discounted cash flows were calculated was 7 years. No cash flows were assumed from that point forward. This is deemed appropriate as the sales revenue projections were based upon both internally generated forecasts and independent data extending through that period.

                                 FILTRONIC plc

9.   Employees

     The monthly average number of people, including executive directors, employed by the Company was:


                                                                                      Year ended May 31,
                                                                              _________________________________
                                                                                 2001        2002        2003
                                                                              __________ __________ ___________
                                                                                           (number)
United Kingdom                                                                     1,494      1,409       1,282
Finland                                                                            1,006        841         557
United States                                                                        886        649         520
Australia                                                                            210        216         131
China                                                                                133        202         402
Japan                                                                                  -          1           1
                                                                              __________ __________ ___________
                                                                                   3,729      3,318       2,893
                                                                              ========== ========== ===========

10.  Directors' emoluments


                                                                                      Year ended May 31,
                                                                              _____________________________________
                                                                                 2001        2002        2003
                                                                              __________ ____________ _____________
Emoluments                                                                    GBP765,477 GBP1,028,010  GBP1,058,280
Company contributions paid to money purchase pension schemes                      13,446       13,967        14,273
                                                                              __________ ____________ _____________
                                                                              GBP778,923 GBP1,041,977  GBP1,072,553
                                                                              ========== ============ =============

Accrued pension at end of year                                                GBP135,381   GBP158,083    GBP179,491


     The number of directors who were members of the defined contribution schemes and the defined benefit scheme was:


                                                                                      Year ended May 31,
                                                                              _____________________________________
                                                                                 2001        2002        2003
                                                                              __________ ____________ _____________
                                                                                           (number)
Members of the defined contribution schemes                                        1           1           1
Members of the defined benefit scheme                                              5           5           5


     The amounts in respect of the highest paid director are as follows:


                                                                                      Year ended May 31,
                                                                              _____________________________________
                                                                                 2001        2002        2003
                                                                              __________ ____________ _____________
Emoluments                                                                    GBP179,220 GBP188,066    GBP206,440
Accrued pension at end of year                                                    62,367     68,438        75,328


                                 FILTRONIC plc

11.  Net interest payable

                                                                                      Year ended May 31,
                                                                              _________________________________
                                                                                   2001        2002        2003
                                                                              __________ __________   _________
                                                                                          (thousands)
Interest receivable
Interest on bank deposits                                                      GBP 1,031   GBP  358    GBP  231
                                                                              __________ __________   _________
Interest payable
Interest on bank borrowings                                                          603        460          51
Interest on other loans                                                           12,113     11,169       7,587
Finance lease interest                                                                 4          -           -
Debt issue costs - amortization                                                      842        824         588
Debt issue costs - loss on repayment of debt                                           -        543           -
                                                                              __________ __________   _________
                                                                                  13,562     12,996       8,226
                                                                              __________ __________   _________
Net interest payable                                                          GBP 12,531 GBP 12,638   GBP 7,995
                                                                              ========== ==========   =========

12.  Net financing currency exchange gain

                                                                                      Year ended May 31,
                                                                              _________________________________
                                                                                  2001        2002        2003
                                                                              __________ __________   _________
                                                                                          (thousands)
Currency exchange gain/(loss) on cash balances                                  GBP  335   GBP (224)    GBP 138
Currency exchange gain on loan                                                         -        389       4,098
                                                                              __________ __________   _________
                                                                                GBP  335   GBP  165   GBP 4,236
                                                                              ========== ==========   =========


13.  Exceptional net gain on repayment of debt

                                                                                      Year ended May 31,
                                                                              _________________________________
                                                                                 2001        2002        2003
                                                                              __________ __________   _________
                                                                                          (thousands)
Profit on repayment of debt                                                      GBP   -    GBP   -   GBP 1,443
Debt issue costs - loss on repayment of debt                                           -          -        (562)
                                                                              __________ __________   _________
                                                                                 GBP   -    GBP   -    GBP  881
                                                                              ========== ==========   =========


                                  FILTRONIC plc

14.  Taxation on (loss)/profit on ordinary activities


                                                                                      Year ended May 31,
                                                                              _________________________________
                                                                                 2001        2002        2003
                                                                              __________ __________   _________
                                                                                          (thousands)
Current tax
United Kingdom                                                                 GBP   130  GBP   162    GBP   37
Overseas                                                                           1,434      2,938       2,425

                                                                                   1,564      3,100       2,462
Deferred tax
Overseas origination and reversal of timing differences                                -        408         291
                                                                              __________ __________   _________
                                                                               GBP 1,564  GBP 3,508   GBP 2,753
                                                                               =========  =========   =========


     The United Kingdom current tax charge arises from taxes paid overseas on income paid to the United Kingdom which cannot be fully relieved against United Kingdom taxes. The overseas tax charge for the year arises primarily from the Company's operations in Finland and to a lesser extent in China, where taxable profits cannot be relieved by losses available in other jurisdictions. Additionally, the overseas tax charge includes certain state taxes in the United States.

     The current tax charged for the period is higher than the standard rate of corporation tax in the United Kingdom. The difference is analysed below:


                                                                                      Year ended May 31,
                                                                              ___________________________________
                                                                                 2001        2002        2003
                                                                              __________   __________   _________
                                                                                          (thousands)
(Loss)/profit on ordinary activities before tax                              GBP (21,227) GBP (25,536)  GBP 3,837

(Loss)/profit on ordinary activities multiplied by standard rate of
corporation tax in the UK of 30%                                             GBP  (6,368) GBP  (7,661)  GBP 1,151
Effect of:
Disallowable items                                                                   208          166         172
Disallowable goodwill amortisation and impairment                                    918        2,861         624
Depreciation and impairment in advance of capital allowances                       1,441        3,298       1,880
Goodwill amortisation and impairment in advance of tax allowance                   4,165        2,966           -
Tax allowance on impaired goodwill                                                     -            -        (526)
Other timing differences                                                             667          183         303
Tax losses carried forward                                                         1,305        2,031       2,094
Start-up years profit exemption and rate reduction in China                         (510)      (1,130)     (1,357)
Overseas tax rate differences                                                          -            -        (247)
Foreign exchange differences                                                        (254)         (65)     (1,656)
Allowable share option deductions                                                   (696)         (20)          -
Disallowable share compensation                                                      688          471          24
                                                                              __________   __________   _________
Current tax                                                                    GBP 1,564    GBP 3,100   GBP 2,462
                                                                              ==========   ==========   =========


     The Company tax charge is expected to be primarily the tax charge on profits arising in Finland and China together with state taxes in the United States.

                                     FILTRONIC plc


14.  Taxation on (loss)/profit on ordinary activities - (continued)
(Loss)/profit before taxation is analyzed as follows:
                                                                                      Year ended May 31,
                                                                                 _______________________________
                                                                                 2001        2002        2003
                                                                                 _______     ______    __________
                                                                                          (thousands)
United Kingdom                                                               GBP  (5,423) GBP  (5,338)   GBP (6,091)
Overseas                                                                         (15,804)     (20,198)        9,928
                                                                             _____________ ____________  __________
                                                                             GBP (21,227) GBP (25,536)   GBP 3,837
                                                                             ============ =============  ==========

A reconciliation of the UK statutory rate of corporation tax to the effective rate is as follows:

                                                                                        Year ended May 31,
                                                                                 _________________________________
                                                                                      2001        2002        2003
                                                                                   _________     ________   ______
                                                                                     %           %           %
UK statutory rate                                                                     30.0       30.0        30.0
Adjusted for:
Disallowable items                                                                    (1.0)      (0.7)        4.5
Disallowable goodwill amortisation and impairment                                     (4.3)     (11.2)       16.2
Depreciation and impairment in advance of capital allowances                          (6.8)     (14.5)       56.6
Goodwill amortisation and impairment in advance of tax allowance                     (19.6)     (11.6)        -
Tax allowance on impaired goodwill                                                     -          -         (13.7)
Other timing differences                                                              (3.1)      (0.7)        7.9
Tax losses carried forward                                                            (6.1)      (8.0)       54.6
Start-up years profit exemption and rate reductions in China                           2.4        4.4       (35.4)
Overseas tax rate differences                                                          -          -          (6.4)
Foreign exchange differences                                                           1.2        0.3       (43.2)
Allowable share option deductions                                                      3.3        0.1         0.0
Disallowable share compensation                                                       (3.3)      (1.8)        0.6
                                                                                     ______     _______    ______
Effective rate                                                                        (7.3)     (13.7)       71.7
                                                                                    =======     =======    ======


15.  Dividends
                                                                    Year ended May 31,
                                                ________________________________________________________________
                                                 2001        2002       2003        2001        2002        2003
                                                _____       ____       ____        ____        ____        _____
                                                       (per share)                        (thousands)
Interim dividend - paid                         0.90p       0.90p       0.90p  GBP  668   GBP  666      GBP  669
Final dividend - proposed                       1.80p       1.80p       1.80p     1,326      1,333         1,337
                                                _____       _____       _____  ________   _________    _________
                                                2.70p       2.70p       2.70p GBP 1,994  GBP 1,999     GBP 2,006
                                               ======       =====       ===== =========  ==========    =========


16.  (Loss)/earnings per share
                                                                                      Year ended May 31,
                                                                                 _____________________________
                                                                                 2001        2002        2003
                                                                                 _____       _____       _____
                                                                                 (thousands, except shares and
                                                                                      per share amounts)
Basic (loss)/earnings per share                                                 (31.24)p   (39.31)p       1.46p
Diluted (loss)/earnings per share                                               (31.24)p   (39.31)p       1.45p

(Loss)/profit on ordinary activities after taxation                        GBP (22,791) GBP (29,044)  GBP 1,084

Weighted average number of shares in issue                                  72,962,735    73,881,832 74,245,267
Dilution effect of share options                                                     -             -          -
Dilution effect of contingently issuable shares                                      -             -    459,850
                                                                            ___________   __________  _________

Diluted weighted average number of shares                                   72,962,735    73,881,832 74,705,117
                                                                            ===========   ========== ==========

                                  FILTRONIC plc



17.  Intangible fixed assets

                                                                                                        Goodwill
                                                                                                      ___________
                                                                                                      (thousands)


Cost
At June 1, 2000                                                                                      GBP 70,434
Additions                                                                                                 8,548
Currency exchange movement                                                                                  762
                                                                                                     __________
At May 31, 2001                                                                                          79,744
Currency exchange movement                                                                                1,188
                                                                                                     __________
At May 31, 2002                                                                                          80,932
Currency exchange movement                                                                                   96
                                                                                                     __________
At May 31, 2003                                                                                      GBP 81,028
                                                                                                     ==========

Amortization
At June 1, 2000                                                                                       GBP 6,083
Charge for the year                                                                                       4,884
Exceptional goodwill impairment                                                                          14,078
Currency exchange movement                                                                                   26
                                                                                                     __________
At May 31, 2001                                                                                          25,071
Charge for the year                                                                                       5,352
Exceptional goodwill impairment                                                                          16,036
Currency exchange movement                                                                                 (247)
                                                                                                     ___________
At May 31, 2002                                                                                          46,212
Charge for the year                                                                                       2,348
Currency exchange movement                                                                               (3,301)
                                                                                                     ___________
At May 31, 2003                                                                                       GBP 45,259
                                                                                                     ===========

Net book value at May 31, 2003                                                                       GBP 35,769
                                                                                                     ==========
Net book value at May 31, 2002                                                                       GBP 34,720
                                                                                                     ==========
Net book value at May 31, 2001                                                                       GBP 54,673
                                                                                                     ==========



     The goodwill is being amortized over its estimated economic life of 20 years.

                                  FILTRONIC plc


18.  Tangible fixed assets

                                                    Freehold land   Plant and   Fixtures      Motor
                                                    and buildings   machinery   and fittings  vehicles    Total
                                                    _____________   _________   ____________  ________   ______
                                                                              (thousands)
Cost
At June 1, 2000                                       GBP 45,477  GBP 75,175   GBP 7,069    GBP 223  GBP127,944
Additions                                                  1,792      32,236       2,759         35      36,822
Acquired with subsidiary                                       -         128           -          -         128
Disposals                                                     (5)       (169)        (76)       (37)       (287)
Currency exchange movement                                     9         719         152          2         882
                                                      __________  __________   __________   ________ __________
At May 31, 2001                                           47,273     108,089       9,904        223     165,489
Additions                                                    202       8,971       2,184         12      11,369
Disposals                                                   (106)     (8,828)     (1,428)      (129)    (10,491)
Currency exchange movement                                   461         607         (48)         7       1,027
                                                      __________  ___________  _________    ________  __________
At May 31, 2002                                           47,830     108,839      10,612        113     167,394
Additions                                                    188       7,249         756          5       8,198
Disposals                                                   (258)     (6,400)        (43)       (41)     (6,742)
Currency exchange movement                                     6      (1,467)       (598)       (18)     (2,077)
                                                      __________  ___________  __________   _______   _________
At May 31, 2003                                       GBP 47,766   GBP108,221  GBP 10,727   GBP  59  GBP166,773
                                                      ==========  ===========  ==========   =======  ==========

Depreciation
At June 1, 2000                                       GBP  1,532  GBP 18,378   GBP 2,448    GBP  48  GBP 22,406
Charge for the year                                          932      13,969       1,783         75      16,759
Disposals                                                      -        (108)        (57)       (21)       (186)
Currency exchange movement                                    18         116          73          1         208
                                                      __________  __________   _________   ________  __________
At May 31, 2001                                            2,482      32,355       4,247        103      39,187
Charge for the year                                        1,063      17,276       2,035         59      20,433
Exceptional tangible fixed asset impairment                    -       7,938           -          -       7,938
Disposals                                                    (60)     (7,486)     (1,330)      (112)     (8,988)
Currency exchange movement                                    15         255         (39)         4         235
                                                      __________  __________   _________   ________  __________
At May 31, 2002                                            3,500      50,338       4,913         54      58,805
Charge for the year                                        1,099      16,405       1,789         29      19,322
Disposals                                                      -      (5,810)        (31)       (41)     (5,882)
Currency exchange movement                                     3      (1,422)       (312)       (13)     (1,744)
                                                      __________  ___________  __________  _________  __________
At May 31, 2003                                       GBP  4,602  GBP 59,511   GBP 6,359   GBP   29   GBP 70,501
                                                      ==========  ==========   =========   =========  ==========

Net book value at May 31, 2003                        GBP 43,164  GBP 48,710   GBP 4,368   GBP  30    GBP 96,272
                                                      ==========  ==========   =========   ========   ==========
Net book value at May 31, 2002                        GBP 44,330  GBP 58,501   GBP 5,699   GBP  59    GBP108,589
                                                      ==========  ==========   =========   ========   ==========
Net book value at May 31, 2001                        GBP 44,791  GBP 75,734   GBP 5,657   GBP  120   GBP126,302
                                                      ==========  ==========   =========   ========   ==========


     Impairment reviews have been carried out in respect of certain of the group's tangible fixed assets. Following these reviews, the Board has concluded that no impairment has taken place in the year ended May 31, 2003.

                              FILTRONIC plc



19.  Stocks

                                                                                                  May 31,
                                                                                          ____________________
                                                                                             2002        2003
                                                                                          _______        ______
                                                                                                (thousands)
Raw materials                                                                            GBP 29,340  GBP 22,826
Work in progress                                                                              7,595       5,664
Finished goods                                                                                6,800       5,854
                                                                                         __________  __________
                                                                                         GBP 43,735  GBP 34,344
                                                                                         ==========  ==========

20.  Debtors

                                                                                                  May 31,
                                                                                         ______________________
                                                                                             2002        2003
                                                                                         _________      _______
                                                                                                (thousands)

Trade debtors                                                                            GBP 48,925  GBP 44,492
Current tax                                                                                     422         320
Other taxation                                                                                1,638       1,151
Prepayments                                                                                   4,450       4,945
                                                                                         __________  __________
                                                                                         GBP 55,435  GBP 50,908
                                                                                         ==========  ==========


21.  Creditors: amounts falling due within one year

                                                                                                  May 31,
                                                                                        _______________________
                                                                                             2002        2003
                                                                                         _______        ______
                                                                                                (thousands)
Trade creditors                                                                          GBP 19,061  GBP 20,595
Current tax                                                                                   3,128       1,604
Other taxation and social security                                                            1,452       1,559
Accruals                                                                                     14,800      13,726
Dividend payable                                                                              1,333       1,337
                                                                                         __________  __________
                                                                                         GBP 39,774  GBP 38,821
                                                                                         ==========  ==========




                                  FILTRONIC plc

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)


22.  Creditors: amounts falling due after more than one year

                                                                                                  May 31,
                                                                                          _____________________
                                                                                             2002        2003
                                                                                          ________      _______
                                                                                                (thousands)
Amounts falling due:
Loans between 1 and 2 years                                                              GBP      -  GBP      -
Loans between 2 and 3 years                                                                       -      63,216
Loans between 3 and 4 years                                                                  96,193           -
Less deferred debt issue costs                                                               (2,424)     (1,274)
                                                                                        ___________  __________
                                                                                         GBP 93,769  GBP 61,942
                                                                                        ===========  ==========

Loans comprise:

                                                                                       May 31,
                                                        ___________________________________________
                                                          2002       2003         2002         2003
                                                         ______     ______       _____        _____
                                                                           (thousands)
Senior Notes repayable December 1, 2005                 $140,750    $103,573  GBP 96,193  GBP 63,216
                                                        ========    ========  ==========  ===========


   The unsecured US dollar Senior Notes bear interest at 10% per annum and have no maintenance covenants attached to them.

23.  Provision for deferred tax

                                                                                                  May 31,
                                                                                          ____________________
                                                                                             2002        2003
                                                                                          ________       _____
                                                                                                (thousands)
Capital allowances in advance of depreciation                                               GBP   408      GBP  750
                                                                                            =========      ========

Opening balance                                                                             GBP     -      GBP  408
Deferred tax charge                                                                               408           291
Currency exchange movement                                                                          -            51
                                                                                            _________      ________
Closing balance                                                                             GBP   408      GBP  750
                                                                                            =========      ========

     Deferred tax assets which have not been recognised:

                                                                                                  May 31,
                                                                                           ___________________
                                                                                             2002        2003
                                                                                           _______       ______
                                                                                                (thousands)

Depreciation in advance of capital allowances - United Kingdom                             GBP 2,973    GBP  5,482
Amortisation in advance of tax allowances     - Overseas                                       8,592         7,458
Other timing differences                      - Overseas                                       2,208         2,562
Trading losses available for relief against
  future trading profits                      - United Kingdom                                 1,582         2,380
                                              - Overseas                                      14,707        15,623
                                                                                          __________    __________
                                                                                          GBP 30,062    GBP 33,505
                                                                                          ==========    ==========


     The deferred tax assets have not been recognised as the directors consider that, due to the geographical distribution of the Company's deferred tax assets, it is unlikely that the underlying timing differences will reverse in the foreseeable future.

                                  FILTRONIC plc


24.  Deferred income

                                            Deferred licence fee    Deferred government grants    Total deferred income
                                            ____________________    __________________________    _____________________
                                                   May 31,                May 31,                        May 31,
                                            ____________________    __________________________    _____________________
                                              2002        2003       2002        2003              2002        2003
                                            ______        _____     _____        _____________    _______     _________
                                                 (thousands)            (thousands)             (thousands)
Opening balance                           GBP      -   GBP 10,000   GBP  1,515   GBP 2,415       GBP  1,515  GBP 12,415
Received during the year                      10,000           -         1,034       1,319           11,034       1,319
Released during the year                           -          (66)        (134)       (525)            (134)       (591)
                                          __________   __________   ___________  __________      ___________ __________
Closing balance                           GBP 10,000   GBP  9,934   GBP  2,415   GBP 3,209       GBP 12,415  GBP 13,143
                                          ==========   ==========   ===========  =========       ==========  ==========


     Deferred licence fee comprises the cash fee paid by BAE SYSTEMS Avionics Limited ("BAE") to Filtronic Compound Semiconductors Limited ("FCSL") under the terms of a Supply and Development Agreement dated November 30, 2001 between Filtronic plc, FCSL (together "Filtronic") and BAE. The whole fee was paid during the year ended May 31, 2002. The fee revenue is being recognised in the profit and loss account in equal monthly amounts from May 1, 2003 until December 31, 2015.

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

     In the event that BAE is unable, other than for reasons within the control of BAE, to utilise the Newton Aycliffe facility as described above, the agreement provides that Filtronic will repay the fee. If such an event occurs, the fee becomes repayable pro rata on a declining linear scale between May 1, 2003 and May 1, 2008. The agreement makes no provision for the repayment of the fee beyond that date.

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

                                  FILTRONIC plc

25.  Notes to the cash flow statements

     (a) The reconciliation of operating profit to net cash flow from operating activities is as follows:

                                                                                      Year ended May 31,
                                                                              ________________________________
                                                                                 2001        2002        2003
                                                                             _________     ______       _______
                                                                                          (thousands)
Operating (loss)/profit                                                      GBP  (9,031)GBP(13,063)  GBP 6,715
Goodwill amortization                                                              4,884      5,352       2,348
Exceptional goodwill impairment                                                   14,078     16,036           -
Share compensation                                                                 2,293      1,570         146
Depreciation                                                                      16,759     20,433      19,322
Exceptional tangible fixed asset impairment                                            -      7,938           -
(Profit)/loss on disposal of tangible fixed assets                                   (70)       191        (518)
Licence fee income received                                                            -     10,000           -
Licence fee released                                                                   -          -         (66)
Government grants released                                                          (167)      (134)       (525)
Movement in stocks                                                               (10,642)     7,445       8,734
Movement in debtors                                                               (4,307)    12,115       3,876
Movement in creditors                                                             (6,275)    (3,665)     (1,504)
                                                                              __________ ___________  __________
Net cash flow from operating activities                                      GBP   7,522  GBP 64,218  GBP 38,528
                                                                             =========== ===========  ==========

     (b) Reconciliation of net cash flow to movement in net debt

                                                                                      Year ended May 31,
                                                                             ___________________________________
                                                                                 2001        2002        2003
                                                                             ________      _______      ________
                                                                                          (thousands)

(Decrease)/increase in cash                                                  GBP (48,527)GBP 17,869  GBP (2,617)
Cash flow from debt                                                                  567     21,982      22,107
Cash flow from finance leases                                                        147          -           -
                                                                             ___________ __________  __________
Change in net debt from cash flows                                               (47,813)    39,851      19,490
Loans acquired with subsidiaries                                                    (300)         -           -
Non-cash movement                                                                   (842)    (1,367)        293
Currency exchange movement                                                        (5,662)     2,754       9,483
                                                                             ___________ __________  __________
Movement in net debt                                                             (54,617)    41,238      29,266
Opening net debt                                                                 (71,307)  (125,924)    (84,686)
                                                                             ___________ __________  ___________
Closing net debt                                                             GBP(125,924)GBP (84,686)GBP(55,420)
                                                                             =========== =========== ===========

                                  FILTRONIC plc

25.  Notes to the cash flow statements -(continued)

     (c) Analysis of movement in net debt



                                               At                    Acquired                   Currency          At
                                             June 1,      Cash        with          Non-cash    exchange        May 31,
                                              2000        flow      subsidiary      movement    movement         2001
                                           _________      _____     __________     ________     ________        _______
                                                                        (thousands)
Cash                                      GBP 39,545                                                          GBP 5,589
Overdraft                                          -                                                            (14,202)
                                          __________                                                          __________
Net cash/(overdraft)                          39,545   GBP (48,527)    GBP     -     GBP     -   GBP    369      (8,613)
                                          __________                                                          __________
Loans due within one year                       (240)                                                              (228)
Loans due after one year                    (110,465)                                                          (117,083)
                                          ___________                                                         __________
Total loans                                 (110,705)          567          (842)         (300)      (6,031)   (117,311)

Finance leases                                  (147)          147             -             -            -           -
                                         ___________   ____________     ___________  ___________ ___________   __________
Net debt                                 GBP (71,307)  GBP (47,813)     GBP (842)     GBP (300) GBP  (5,662) GBP(125,924)
                                         ===========   ============     =========     ========= ============ ============



                                                           At                              Currency       At
                                                         June 1,     Cash      Non-cash    exchange     May 31,
                                                          2001       flow      movement    movement      2002
                                                       _________    _______    _________   ________     ________
                                                                              (thousands)
Cash                                                   GBP 5,589                                         GBP 9,083
Overdraft                                                (14,202)                                                -
                                                       __________                                        _________
Net cash/(overdraft)                                      (8,613)   GBP 17,869      GBP  -   GBP (173)       9,083
                                                       __________                                        _________
Loans due within one year                                   (228)                                                -
Loans due after one year                                (117,083)                                          (93,769)
                                                       __________                                       __________
Total loans                                             (117,311)       21,982      (1,367)     2,927      (93,769)
                                                     ___________   ____________  ________  _________    __________
Net debt                                             GBP(125,924)   GBP 39,851  GBP (1,367)  GBP 2,754 GBP (84,686)
                                                     ============   ===========  ========== =========  ============


                                                           At                              Currency       At
                                                         June 1,     Cash      Non-cash    exchange     May 31,
                                                          2002       flow      movement    movement      2003
                                                       _________    _______    _________   ________     ________
                                                                              (thousands)

Cash                                                  GBP  9,083    GBP (2,617)  GBP   -   GBP   56     GBP 6,522
Loans due after one year                                 (93,769)       22,107       293      9,427       (61,942)
                                                      __________    ___________  ________  ________   ____________
Net debt                                              GBP(84,686)   GBP 19,490   GBP 293   GBP9,483   GBP (55,420)
                                                      ===========   ==========   =======   ========   ============

                                  FILTRONIC plc

26.  Financial commitments

     Annual commitments under non-cancellable operating leases which expire as follows:

                                                                                                  May 31,
                                                                                           ______________________
                                                                                             2002         2003
                                                                                           _______       _______
                                                                                                (thousands)
Land and buildings
In two to five years                                                                      GBP  453      GBP  877
In over five years                                                                             986           317
                                                                                          _________     _________
                                                                                          GBP 1,439     GBP 1,194
                                                                                          =========     =========

Other
In two to five years                                                                      GBP 2,127     GBP 1,695
                                                                                          =========     =========

     The aggregate payments, for which there are commitments under operating leases at May 31, 2003, fall due as follows:

                                                                                 Land
                                                                                  and
                                                                               buildings     Other       Total
                                                                               _________    _______      ______
                                                                                          (thousands)
Within 1 year                                                                  GBP 1,194  GBP 1,695   GBP 2,889
Between 1 and 2 years                                                                642        723       1,365
Between 2 and 3 years                                                                529        371         900
Between 3 and 4 years                                                                490        155         645
Between 4 and 5 years                                                                378          -         378
After 5 years                                                                        637          -         637
                                                                               _________  _________   _________
                                                                               GBP 3,870  GBP 2,944   GBP 6,814
                                                                               =========  =========   =========

27.  Capital commitments

                                                                                                  May 31,
                                                                                            ____________________
                                                                                               2002        2003
                                                                                           _________     ______
                                                                                                (thousands)
Capital expenditure contracted for but not provided in the financial statements             GBP 2,187     GBP 3,615


                                FILTRONIC plc

28.  Pension schemes

     For United Kingdom employees, the Company operates a funded pension scheme providing benefits based on final pensionable pay. The assets of the scheme are held in a separate trustee fund administered by professional investment managers. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. The contributions are determined by a qualified actuary on the basis of annual valuations using the projected unit method and are met in the ratio of two thirds by the Company and one third by the employee. The most recent valuation was at July 1, 2002. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment returns would be 2% per annum in excess of future salary increases and 4.5% per annum in excess of future pension increases.

     The pension cost for the year was GBP1,793,000 (2002:  GBP1,725,000;  2001:
GBP1,548,000). The pension cost allowed for a deficit variation to be amortized over the working lifetimes of the active members. The amortization was calculated to be GBP150,352. The most recent actuarial variation showed that the market value of the scheme's assets was GBP12,900,000 and that the actuarial value of those assets represented 86% of the benefits that had accrued to members after allowing for expected future increases in earnings. In accordance with the actuary's recommendations, contributions to the scheme will remain at 15% of pensionable salaries, two thirds of which is payable by the Company.

     For employees in Finland, Filtronic LK Oy contributes to a defined contribution pension plan in accordance with Finnish regulations and practices. The pension cost for the year, based on insurance companies' charges, was GBP1,402,000 (2002: GBP1,796,000; 2001: GBP2,460,000).

     For employees in the United States, contributions are made to a defined contribution plan under section 401(k) of the Internal Revenue Code. The pension cost for the year was GBP396,000 (2002: GBP504,000; 2001: GBP471,000).

     For employees in Australia, Filtronic Pty Limited contributes to a defined contribution superannuation fund operated by an independent insurance company. The pension cost for the year was GBP265,000 (2002: GBP313,000; 2001:
GBP237,000).

                                  FILTRONIC plc

29.  Financial Reporting Standard 17
     The Company has accounted for pension costs in accordance with Statement of Standard Accounting Practice No 24. Under Financial Reporting Standard 17 ("FRS17"), certain transitional disclosures are required and these are set out below.

     The calculations have been based on the findings of the actuarial valuation carried out with effect from July 1, 2002. The results of that valuation have been projected to May 31, 2003 and then recalculated based on the following assumptions, which the directors consider to be appropriate.

                                                                                                    May 31,
                                                                                                __________________
                                                                                                 2002        2003
                                                                                                 ______       _____

Rate of inflation                                                                                 2.75%       2.40%
Salary increase rate                                                                              4.25%       3.80%
Increases for pensions in payment                                                                 2.50%       2.40%
Revaluation of deferred pensions                                                                  2.75%       2.40%
Liability discount rate                                                                           6.00%       5.10%

     The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and are thus inherently uncertain, are set out below:

                                                                          Long term
                                                                       expected return         Value May 31,
                                                             __________________________     ___________________
                                                               2002        2003              2002        2003
                                                             ______________    _________    _______      _______
                                                                                                (thousands)
Equities                                                       7.00%       6.50%         GBP 10,793   GBP 11,205
Bonds                                                          5.00%       4.50%              1,837        2,476
Property                                                       7.00%       6.50%                308            -
Cash                                                           5.00%       4.50%                695          255
                                                                                        ___________   ___________
Market value of pension scheme assets                                                        13,633        13,936
Present value of pension scheme liabilities                                                 (18,500)      (25,486)
                                                                                        ___________   ____________
FRS17 pension scheme deficit                                                                 (4,867)      (11,550)
Related deferred tax asset                                                                    1,460         3,465
                                                                                        ____________  ____________
Net FRS17 pension liability                                                             GBP  (3,407)  GBP  (8,085)
                                                                                        ============  ============

     The pension scheme assets, the majority of which are equities, are potentially subject to significant market movements. FRS17 disclosures measure the value of these assets at a single point in time, namely May 31, each year. The pension scheme's liabilities are measured by reference to long-term AA corporate bond yields that can again move significantly and according to market conditions. FRS17 indicates a deficit in relation to the pension scheme at May 31, 2003. The Minimum Funding Requirement valuation at July 1, 2002 indicated a surplus with a funding level of 122%.

     If the group had adopted FRS17 early, the consolidated profit and loss account reserve and net assets would have been as follows:

                                                                                                 May 31,
                                                                                         _______________________
                                                                                             2002        2003
                                                                                         __________     ________
                                                                                                (thousands)
Profit and loss account reserve excluding FRS17 pension liability                       GBP (43,152)  GBP (39,377)
Net FRS17 pension liability                                                                  (3,407)       (8,085)
                                                                                        ____________  ____________
Profit and loss account reserve including FRS17 pension liability                       GBP (46,559)  GBP (47,462)
                                                                                        ============  ============

Net assets excluding FRS17 pension liability                                            GBP105,196    GBP109,159
Net FRS17 pension liability                                                                 (3,407)       (8,085)
                                                                                        ___________   ___________
Net assets including FRS17 pension liability                                            GBP101,789    GBP101,074
                                                                                        ===========   ===========

                                      F-32

                                  FILTRONIC plc

29.  Financial Reporting Standard 17 - (continued)

     If the group had adopted FRS17 early, the amounts recognised in the consolidated profit and loss account would have been as follows:

     The amount that would have been charged to operating profit:

                                                                                                     Year ended
                                                                                                    May 31, 2003
                                                                                                   _______________
                                                                                                     (thousands)

Current service cost                                                                                    GBP 2,143

Total operating charge                                                                                  GBP 2,143

The amount that would have been charged as other financial costs:

                                                                                                     Year ended
                                                                                                    May 31, 2003
                                                                                                   ______________
                                                                                                     (thousands)

Expected return on pension scheme assets                                                               GBP  979
Interest on pension scheme liabilities                                                                   (1,188)

Net financial return                                                                                   GBP (209)


     If the group had adopted FRS17 early the amounts recognised in the consolidated statement of total recognized gains and losses would have been as follows:

                                                                                            Year ended May 31,
                                                                                       ________________________
                                                                                             2003           2003
                                                                                       ___________       __________
                                                                                     % pension scheme
                                                                                      assets/liabilities (thousands)

Actual return less expected return on pension scheme assets                                 (21%)        GBP (2,935)
Experience gain on pension scheme liabilities                                                 2%                478
Impact of changes in assumptions relating to the present value of
pension scheme liabilities                                                                   (14%)           (3,672)
                                                                                                         ___________
Actuarial loss                                                                               (24%)       GBP (6,129)
                                                                                                         ===========

The movement in FRS17 pension scheme deficit during the year:

                                                                                                     Year ended
                                                                                                    May 31, 2003
                                                                                                   ______________
                                                                                                     (thousands)
FRS17 pension scheme deficit brought forward                                                        GBP  (4,867)
Current service cost                                                                                     (2,143)
Contributions                                                                                             1,798
Net financial return                                                                                       (209)
Actuarial loss                                                                                           (6,129)

FRS17 pension scheme deficit carried forward                                                        GBP (11,550)

                                      F-33

                                  FILTRONIC plc

30.  Share options

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

     Summarized information about options outstanding at May 31, 2003 is as follows:

                                                                             Options outstanding     Options exercisable
                                                                             ____________________    ___________________
                                                                                  Weighted
                                                                                  average      Weighted             Weighted
                                                        Range of                 remaining     average               average
                                                        exercise     Number      contractual   option   Number       option
                                                         prices    outstanding       life      price    exercisable  price
                                                        ________   ___________   ___________   _______  ___________  ________
                                                         (pence)                     (years)    (pence)              (pence)
Executive Share Option Schemes                           149 - 1791  6,772,029        5.9         475     4,593,555     456
                                                         ==========  =========        ===         ===     =========     ===

Savings Related Share Option Schemes                     194 -  680   269,155         1.2         580        20,338     419
                                                         ==========   =======         ===         ===        ======     ===


                                  FILTRONIC plc

30.  Share options - (continued)


     Movement in options outstanding are as follows:

                                                         Initial Share      Executive Share  Savings Related Share
                                                         Option Scheme      Option Schemes      Option Schemes
                                                       __________________  __________________ ___________________
                                                                 Weighted            Weighted            Weighted
                                                                  average             average             average
                                                       Number of  option   Number of  option   Number of  option
                                                        shares    prices    shares    prices    shares    prices

                                                                  (pence)             (pence)             (pence)
Options outstanding at June 1, 2000                      961,020     30    7,480,157    504    1,216,717    472
Granted                                                        -             648,580    367            -
Exercised                                               (961,020)    30     (392,685)   381      (39,265)   230
Lapsed or cancelled                                            -            (612,845)   595     (394,651)   556
                                                       _________          __________          ___________
Options outstanding at May 31, 2001                            -           7,123,207    491      782,801    441
Granted                                                        -             788,987    404            -
Exercised                                                      -             (27,623)   215     (172,659)   149
Lapsed or cancelled                                            -            (489,549)   546     (211,533)   474
                                                       _________          __________          ___________
Options outstanding at May 31, 2002                            -           7,395,022    479      398,609    550
Granted                                                        -              33,600    208            -
Exercised                                                      -                   -             (16,250)   120
Lapsed or cancelled                                            -            (656,593)   501     (113,204)   543
                                                       _________          __________          ___________
Options outstanding at May 31, 2003                            -           6,772,029    475      269,155    580
                                                       =========          ==========            ========

Options exercisable at May 31, 2003                            -           4,593,555    456       20,338    419
                                                        =========          =========            ========


                                                       Fair value          Fair value          Fair value
                                                         (pence)             (pence)             (pence)

Fair values of options granted
in the year ended May 31,
2001                                                           -         245      -
2002                                                           -         285      -
2003                                                           -         128      -



-------------
The fair values of options granted were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield - 2001 1.06%, 2002 1.42%, 2003 1.93%; expected volatility - 2001 98%, 2002 110%, 2003 100%; risk free interest  rate - 2001 5.00%,  2002 5.00%,  2003 5.00%;  and expected life -
four years for the Executive Schemes and five to seven years for the Savings Related Schemes.

                                  FILTRONIC plc

31.  Qualifying Employee Share Trust

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

     During  the  year  the  Company  made  a  contribution   of  GBPnil  (2002:
GBP461,000; 2001: GBPnil) to the QUEST. Filtronic QUEST Trustees Limited has waived its right to dividends on the 19,628 shares held by the QUEST, which had a market value of GBP27,000 at May 31, 2003.

32.  Contingently issuable shares


     The contingently issuable shares outstanding at May 31, 2003 were:

                                                                                           Vesting periods                  Number
                                                                                     __________________________________ __________
Acquisition contingent consideration                                                 August 22, 2000 to August 22, 2004    262,295
Share compensation                                                                   August 22, 2000 to August 22, 2004    128,239
                                                                                                                        __________
                                                                                                                           390,534
                                                                                                                        ==========

     Vesting  of  the  shares  is  conditional  upon  Filtronic   Sigtek,   Inc.
maintaining the number and quality of its engineers over the vesting periods.

                                 FILTRONIC plc

33.  Related party transactions

     2003

     The following related party transactions occurred during the year and were all on an arm's length basis.

     Filtronic plc and some of its UK subsidiaries incurred professional charges, totalling GBP45,864, with Schofield Sweeney, a firm of solicitors, in which C E Schofield is a partner.

     Filtronic Components Limited subleases premises to Techceram Limited, a company in which Professor J D Rhodes and his family have a material interest. Rents charged amounted to GBP9,652. At May 31, 2003 GBP7,021 was outstanding.

     Filtronic plc incurred costs of GBP20,477 for the rental of an executive box and the provision of refreshments with Bradford City A.F.C. (1983) Limited, a company of which Professor J D Rhodes is a director.

     Filtronic Components Limited earned royalties of GBP7,692 from Photarc Surveys Limited, a company in which J Samuel has a material interest. At May 31, 2003 GBP3,595 was outstanding.

     2002

     The following related party transactions occurred during the year and were all on an arm's length basis.

     Filtronic plc and some of its UK subsidiaries incurred professional charges, totalling GBP15,422, with Schofield Sweeney.

     Filtronic Components Limited subleases premises to Techceram Limited. Rents charged amounted to GBP16,500. At May 31, 2002 GBP11,665 was outstanding.

     Filtronic Comtek (UK) Limited incurred costs of GBP13,561 for the rental of an executive box and the provision of refreshments with Bradford City A.F.C.
(1983) Limited.

     Filtronic Components Limited earned royalties of GBP11,244 from Photarc Surveys Limited. At May 31, 2002 GBP3,595 was outstanding.

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

                                 FILTRONIC plc

34.  Financial instruments

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

Interest rate risk and currency profile of financial assets

     The interest rate risk and currency profile of financial assets, excluding short-term debtors, was as follows:


                                                      Floating rate
                                                     financial assets
                                                 ________________________
                                                         May 31,
                                                 ________________________
                                                     2002        2003
                                                   _______     _______
                                                       (thousands)
Sterling                                         GBP 5,396     GBP 4,149
US dollar                                            1,395         1,105
Euro                                                 1,347           963
Australian dollar                                      358           123
Chinese yuan                                           565           170
Japanese yen                                            22            12
                                                   _______     _________
                                                GBP  9,083    GBP  6,522
                                                ==========    ==========


     Floating rate financial assets comprise overnight money market deposits and bank deposit accounts.

Interest rate risk profile of financial liabilities

     The  interest  rate  risk  profile  of  financial  liabilities,   excluding
short-term creditors, was as follows:

                                                               Fixed rate               Financial liabilities
                                                         ________________________   _________________________________
                                                           Average     Average       Fixed    Interest
                                                       interest rate fixed period    rate       free            Total
                                                       _____________ ____________   ______    ________      __________
                                                             (%)        (years)              (thousands)
May 31, 2003
Sterling                                                         -           - GBP     -      GBP 9,934     GBP 9,934
US dollar repayable December 1, 2005                          10.0         2.5    63,216              -        63,216
                                                                               _________      _________     _________
                                                                               GBP63,216      GBP 9,934    GBP 73,150
                                                                               =========      =========    ==========

May 31, 2002
Sterling                                                         -           - GBP     -     GBP 10,000    GBP 10,000
US dollar repayable December 1, 2005                          10.0         3.5    96,193              -        96,193
                                                                               _________     __________    __________
                                                                               GBP96,193     GBP 10,000    GBP106,193
                                                                               =========     ==========    ==========

                                  FILTRONIC plc

Borrowing facilities

     At May 31, 2003 the Company had a bank borrowing facility of GBP31,000,000 (2002: GBP31,000,000), all of which was undrawn. This facility was renewed in July 2003 and is due to review again in June 2004. This facility is secured by a fixed charge over the group's freehold property in the United Kingdom and a floating charge over the group's other United Kingdom assets.


Currency exposures
                                                                                               Net US dollar
                                                                                                  monetary
                                                                                             assets/(liabilities)
                                                                                         __________________________
                                                                                                  May 31,
                                                                                         __________________________
                                                                                             2002        2003
                                                                                         ___________  _____________
                                                                                                (thousands)
Functional currency of operations:
Sterling                                                                               GBP (45,267)  GBP (30,390)
Australian dollar                                                                            4,260           308
                                                                                       ___________   ___________
                                                                                       GBP (41,007)  GBP (30,082)
                                                                                       ===========   ===========


     Currency   exchange   movements   arising   on  the   $103,573,000   (2002:
$140,750,000) Senior Notes that are offset by currency exchange movements on the net assets, including goodwill, of overseas subsidiaries and intra-group loans, that they finance, are taken directly to reserves. Currency exchange movements on the Senior Notes which are not offset are taken through the profit and loss account.


     The currency exchange movement on the Senior Notes comprised:
                                                                                              Year ended May 31,
                                                                                            _______________________
                                                                                             2002           2003
                                                                                            _________     _________
                                                                                                  (thousands)
Currency exchange gain taken directly to reserves                                           GBP 2,496     GBP 5,329
Currency exchange gain taken through the profit and loss account                                  389         4,098
                                                                                            _________     _________
                                                                                            GBP 2,885     GBP 9,427
                                                                                            =========     =========


                                  FILTRONIC plc

34.  Financial instruments - (continued)

Fair values of financial assets and liabilities


     The carrying amounts and fair values of the Company's financial instruments are as follows:

                                                                                    May 31,
                                                                  ___________________________________________
                                                                           2002                    2003
                                                                  ______________________  ___________________
                                                                   Carrying      Fair      Carrying      Fair
                                                                    amount       value      amount       value
                                                                  _________  _________    _________  _________
                                                                                  (thousands)
Assets

Cash and short-term deposits                                      GBP 9,083  GBP 9,083    GBP 6,522  GBP 6,522
                                                                  =========  =========    =========  =========


Liabilities

Senior Notes - gross                                             GBP 96,193 GBP 96,073   GBP 63,216 GBP 63,348
Deferred debt issue costs                                            (2,424)    (2,424)      (1,274)    (1,274)


Senior Notes - net                                               GBP 93,769 GBP 93,649   GBP 61,942 GBP 62,074
                                                                 ========== ==========   ========== ==========


____________

The following methods and assumptions were used to establish the fair values set forth above:

Cash and short-term deposits: the carrying amount reported in the balance sheet for cash equates to its fair value.

Senior Notes: the fair value is the market value of the Senior Notes.

                                 FILTRONIC plc

35. Acquisition of subsidiary

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


Analysis of acquisition

                                                                                                      (thousands)

Initial consideration - shares issued (267,427 ordinary shares of 10p at 1177p)                       GBP 3,148
Contingent consideration - shares to be issued (452,248 ordinary shares of 10p at 1177p)                  5,323
Acquisition costs                                                                                           118
                                                                                                      _________
                                                                                                      GBP 8,589
                                                                                                      =========

Net assets at date of acquisition

                                                                                                      Book Value
                                                                                                          and
                                                                                                      Fair Value
                                                                                                     ___________
                                                                                                     (thousands)
Tangible fixed assets                                                                                  GBP  128
Stocks                                                                                                       98
Debtors                                                                                                     255
Creditors                                                                                                  (154)
Cash                                                                                                         14
Loans                                                                                                      (300)
                                                                                                     __________
Net assets                                                                                                   41
Goodwill arising on acquisition                                                                           8,548
                                                                                                     __________
                                                                                                      GBP 8,589
                                                                                                     ==========


     Filtronic Sigtek, Inc. is located in the United States of America and forms part of the broadband access business segment. Its results for the periods pre and post-acquisition are set out below.

                                                                    Pre-acquisition   Pre-acquisition   Post-acquisition
                                                                       year ended       period ended      period ended
                                                                      December 31,       August 29,          May 31,
                                                                          1999              2000               2001
                                                                    ______________    _______________   ________________
                                                                                        (thousands)
Sales                                                               GBP      2,979    GBP       1,642   GBP        2,484
                                                                    ______________    _______________   ________________
Operating profit/(loss) before goodwill amortisation and
share compensation                                                               36              (139)              (500)
Goodwill amortisation                                                             -                 -             (1,345)
Share compensation                                                                -                 -             (2,293)
                                                                    _______________   _______________   ________________
Operating profit/(loss)                                                          36              (139)            (4,138)
Net interest payable                                                            (26)              (17)               (62)
                                                                    _______________   _______________   ________________

Profit/(loss) for the financial period                              GBP          10   GBP        (156)  GBP       (4,200)
                                                                    ===============   ===============   ================


     There were no recognized gains or losses other than the profit/(loss) for the financial period.

                                 FILTRONIC plc

35.  Acquisition of subsidiary - (continued)


Unaudited pro forma information

     The unaudited pro forma effect of this acquisition on the results for 2001, assuming it was consummated at the beginning of the year in which it was acquired.


                                                       Year ended May 31, 2001
                                                       ________________________
                                                         (thousands, except
                                                         per share amounts)
Sales                                                          GBP298,262
Loss for the year                                                 (24,191)
Loss per share     - basic                                       (33.16)p
                   - diluted                                     (33.16)p



36.  Subsequent events

     In August 2003 the Company purchased $13,540,000 of its 10% Senior Notes in the market. These Senior Notes were cancelled leaving $90,033,000 of Senior Notes outstanding.

     On October 30, 2003 the Company gave notice to holders of its 10% Senior Notes that it would redeem $16,033,000 of the Senior Notes on December 1, 2003 at a redemption price of $1,025 per $1,000 principal amount. After the redemption there will be $74,000,000 of Senior Notes outstanding.

37.  Companies Act 1985

     These financial statements do not comprise the Company's statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the years ended May 31, 2001, 2002 and 2003, on which the auditors' reports were unqualified, have been delivered to the Registrar of Companies for England and Wales.

                                  FILTRONIC plc

38. Differences between United Kingdom and United States generally accepted accounting principles

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

Goodwill

     Under UK GAAP, goodwill arising on consolidation before June 1, 1998 was set off directly against reserves and goodwill arising on consolidation from June 1, 1998 is capitalized and amortized over its estimated useful life to a maximum of 20 years. Under US GAAP prior to June 1, 2002, goodwill (as determined under US GAAP) was capitalized and amortized over its estimated useful life, a period not exceeding 40 years. For the purposes of the reconciliations below, a period of 20 years has been used for the goodwill arising before June 1, 1998. Following an impairment review, the remaining goodwill arising on consolidation before June 1, 1998 was impaired. This impairment was expensed in the year ended May 31, 2001. Under US GAAP from June 1, 2002 goodwill is no longer amortized, but is subject to impairment reviews and write downs when the book value exceeds its fair value.

Impairment of fixed assets

     Under UK GAAP, impairment of fixed assets is accounted as an addition to the accumulated depreciation. Under US GAAP, impairment of fixed assets is accounted as a deduction from cost.

                                 FILTRONIC plc

38. Differences between United Kingdom and United States generally accepted accounting principles - (continued)

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

     Deferred compensation expense remaining to be expensed at May 31, 2003 was GBP2,554,000.

Financing costs

     Under US GAAP, the net financing currency exchange gain would be included in other operating costs. Under UK GAAP, the net financing currency exchange gain is included in finance costs.

Deferred debt issue costs

     Under US GAAP, deferred debt issue costs would be included in assets. Under UK GAAP, deferred debt issue costs are deducted from the loan liability.

Dividends

     Under UK GAAP, dividends are provided for in the year in respect of which they are proposed or declared. Under US GAAP, dividends are only provided in the period in which they are declared.

                                 FILTRONIC plc

38. Differences between United Kingdom and United States generally accepted accounting principles - (continued)

     The following is a summary of the significant adjustments to profit for the year and shareholders' funds which would be required if US GAAP were to be applied instead of UK GAAP:


Income

                                                                                      Year ended May 31,
                                                                               ______________________________________
                                                                                     2001        2002        2003
                                                                               ___________  ___________    __________
                                                                                              (thousands)
(Loss)/profit for the financial year as reported in the consolidated
   profit and loss account under UK GAAP                                       GBP (22,791) GBP (29,044)   GBP  1,084

Adjustments:
   Foreign currency translation                                                        415         (778)          (28)
   Depreciation on revalued property                                                     2            2             2
   Pension costs                                                                    (1,186)      (1,418)         (540)
   Stock compensation                                                               21,641       (1,795)         (494)
   Goodwill amortization                                                              (538)           -         2,348
   Goodwill impairment                                                              (8,962)           -             -
                                                                               ___________  ___________   ___________
Net (loss)/income as adjusted to accord with US GAAP                           GBP (11,419) GBP (33,033)  GBP   2,372
                                                                               ===========  ===========   ===========


     The consolidated statement of income under US GAAP is as follows:


                                                                                         Year ended May 31,
                                                                              _____________________________________
                                                                                 2001        2002          2003
                                                                              __________   __________    _________
                                                                              (thousands, except per share amounts)
Net sales                                                                     GBP296,309   GBP279,788    GBP238,326

Costs and expenses
   Cost of sales                                                                 215,131      200,742       168,994
   Engineering and development costs                                              31,979       31,906        28,323
   Selling, general and administrative expenses                                   46,463       64,130        28,953
   Interest expense, net                                                          12,531       12,638         7,114
                                                                              __________   __________    __________
(Loss)/profit before income taxes                                                 (9,795)     (29,628)        4,942
Income taxes                                                                      (1,624)      (3,405)       (2,570)
                                                                              __________   __________    __________
Net (loss)/income                                                             GBP(11,419) GBP (33,033)  GBP   2,372
                                                                              ==========  ===========   ===========

Per ordinary share:

   Basic                                                                        (15.65)p     (44.71)p         3.19p
   Diluted                                                                      (15.65)p     (44.71)p         3.18p


                                  FILTRONIC plc

38. Differences between United Kingdom and United States generally accepted accounting principles - (continued)


     A reconciliation of the numerators and denominators of the basic and fully diluted US GAAP earnings per share calculations is as follows:

                                                                                      Year ended May 31,
                                                                            ___________________________________
                                                                                 2001        2002        2003
                                                                            ___________ ___________ ___________
                                                                                          (thousands)
Numerator

   Basic and diluted calculation - net (loss)/income as adjusted to
     accord with US GAAP                                                    GBP  (11,419)GBP (33,033)GBP   2,372
                                                                            ============ =========== ===========
Denominator

   Basic - weighted average number of shares outstanding                          72,963      73,882      74,245
   Dilutive effect of share options                                                    -           -           -
   Dilutive effect of contingently issuable shares                                     -           -         460
                                                                            ____________ ___________ ___________
   Diluted - weighted average number of shares outstanding                        72,963      73,882      74,705
                                                                            ============ =========== ===========



Comprehensive income

     The consolidated statement of comprehensive income under US GAAP is as follows:

                                                                                      Year ended May 31,
                                                                             _______________________________________
                                                                                 2001         2002            2003
                                                                             ___________  ____________  ___________
                                                                                           (thousands)
Net (loss)/income as adjusted to accord with US GAAP                         GBP (11,419) GBP (33,033)  GBP   2,372
Other comprehensive income
   Pensions additional minimum liability                                               -            -        (2,556)
   Translation adjustment
     Arising on consolidation                                                      2,632        2,200          (562)
     Currency exchange movement on loans                                          (5,932)       2,496         5,329
                                                                             ____________ ____________  ____________
Comprehensive income                                                         GBP (14,719) GBP (28,337)  GBP   4,583
                                                                             ============ ============  ============

     Movements in other comprehensive income amounts are as follows:

                                                                                      Year ended May 31,
                                                                             _______________________________________
                                                                                 2001           2002           2003
                                                                             ____________ ____________  ____________
                                                                                           (thousands)
Cumulative translation adjustment, net of taxation
   At June 1                                                                 GBP (7,668) GBP (10,968)  GBP  (6,272)
   Arising in year                                                               (3,300)       4,696         4,767
                                                                             ___________ ____________  ____________
   At May 31                                                                 GBP(10,968) GBP  (6,272)  GBP  (1,505)
                                                                             =========== ============  ============


                                 FILTRONIC plc

38. Differences between United Kingdom and United States generally accepted accounting principles - (continued)


Shareholders' funds

                                                                                                May 31,
                                                                                         _______________________
                                                                                            2002        2003
                                                                                         __________  ___________
                                                                                              (thousands)
Equity shareholders' funds as reported in the consolidated balance sheet under

   UK GAAP                                                                               GBP105,196  GBP109,159
                                                                                         __________  __________
Adjustments:

   Intangible fixed assets - goodwill classification - cost                                 (38,148)    (45,259)

                                                     - amortization                          38,148      45,259

                           - goodwill amortization                                                -       2,348

   Tangible fixed assets   - revalued property - cost                                          (106)       (106)
                                               - depreciation                                    13          15
                           - impairment - cost                                               (7,938)     (7,938)
                                        - depreciation                                        7,938       7,938

   Non-current assets - deferred debt issue costs                                             1,661         764
   Current assets - deferred debt issue costs                                                   763         510
   Current liabilities - accrued pension costs                                               (3,298)     (6,394)
                       - proposed dividend                                                    1,333       1,337
   Long term liabilities - deferred debt issue costs                                         (2,424)     (1,274)
                                                                                         __________  __________
Shareholders' equity as adjusted to accord with US GAAP                                  GBP103,138  GBP106,359
                                                                                         ==========  ==========


Consolidated cash flow statement

     The consolidated cash flow statement prepared under UK GAAP presents substantially the same information as that required under US GAAP but they differ with regard to the classification of items within them and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP. Under US GAAP, cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends, management of liquid resources and financing. US GAAP requires only three categories of cash flow activity to be reported, operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would be included within operating activities under US GAAP. The payment of dividends would be included within financing activities under US GAAP. Capital expenditure, financial investment and acquisitions are included within investing activities under US GAAP.


     The categories of cash flows under US GAAP can be summarized as follows:
                                                                                      Year ended May 31,
                                                                              _________________________________
                                                                                   2001      2002         2003
                                                                              __________  _________  __________
                                                                                          (thousands)
Cash (outflow)/inflow from operating activities                               GBP (7,258) GBP50,602  GBP 26,993
Cash outflow on investing activities                                             (40,435)    (9,023)     (5,501)
Cash inflow/(outflow) from financing activities                                   13,368    (37,912)    (24,109)
                                                                              __________  _________  __________
(Decrease)/increase in cash and cash equivalents                                 (34,325)     3,667      (2,617)
Effect of foreign exchange rate changes                                              369       (173)         56
Cash and cash equivalents
     At June 1                                                                    39,545      5,589       9,083
                                                                              __________  _________  __________
     At May 31                                                                 GBP 5,589  GBP 9,083  GBP  6,522
                                                                              ==========  =========  ==========


                                 FILTRONIC plc

38. Differences between United Kingdom and United States generally accepted accounting principles - (continued)

Additional information required by US GAAP in respect of pension benefits


     The cost of the Group's defined benefit pension plan computed in accordance with US GAAP is summarized as follows:

                                                                                       Year ended May 31,
                                                                               ________________________________
                                                                                    2001      2002       2003
                                                                               _________  _________   _________
                                                                                         (thousands)
Service cost                                                                   GBP 2,526  GBP 2,939   GBP 2,143
Interest cost                                                                        763        981       1,110
Expected return on plan assets                                                      (739)      (927)       (954)
Recognized actuarial loss                                                            134        100           -
Amortization of transitional liability                                                50         50          50
                                                                               _________  _________   _________
Net periodic pension cost                                                      GBP 2,734  GBP 3,143   GBP 2,349
                                                                               =========  =========   =========

     The major assumptions used in computing the net periodic benefit cost are:


                                                                                       Year ended May 31,
                                                                               ________________________________
                                                                                    2001      2002       2003
                                                                               _________  _________   _________
                                                                                       %         %          %

Assumed discount rate                                                               5.25      6.00       5.10
Rate of compensation increase                                                       4.25      4.25       3.80
Expected long-term rate of return on plan assets                                    7.25      7.00       6.50



The funding of the Company's defined benefit pension scheme is as follows:

                                                                                                  May 31,
                                                                                        _______________________
                                                                                             2002        2003
                                                                                        ___________  __________
                                                                                               (thousands)
Accumulated benefit obligation - vested                                                 GBP (14,030) GBP(19,328)
                               - non-vested                                                    (728)     (1,002)
                                                                                        ___________  __________
                                                                                        GBP (14,758) GBP(20,330)
                                                                                        ===========  ==========

Fair value of plan assets                                                                GBP 13,633  GBP 13,936
Projected benefit obligation                                                                (18,500)    (25,486)
                                                                                         __________  __________
Projected benefit obligation in excess of plan assets                                        (4,867)    (11,550)
Unrecognized transitional obligation, net of amortization                                       538         488
Unrecognized net loss due to past experience different from assumptions                       1,042       7,224
                                                                                         __________  __________
Accrued pension cost                                                                    GBP  (3,287) GBP (3,838)
                                                                                        ===========  ==========

Additional minimum liability                                                                GBP  -   GBP  2,556


                                 FILTRONIC plc

38. Differences between United Kingdom and United States generally accepted accounting principles - (continued)

                                                                                            Year ended May 31,
                                                                                         ______________________
                                                                                             2002        2003
                                                                                         __________  __________
                                                                                               (thousands)
Reconciliation of change in benefit obligation:
   Projected benefit obligation at June 1                                                GBP 18,677  GBP 18,500
   Service cost                                                                               2,939       2,143
   Interest cost                                                                                981       1,110
   Plan participant contributions                                                               890         899
   Actuarial (loss)/gain                                                                     (4,629)      3,272
   Benefits paid                                                                               (358)       (438)
                                                                                         __________  __________
   Projected benefit obligation at May 31)                                               GBP 18,500  GBP 25,486
                                                                                         ==========  ==========

Reconciliation of change in plan assets:
   Fair value of plan assets at June 1                                                   GBP 12,793  GBP 13,633
   Actual return on plan assets                                                              (1,472)     (1,956)
   Company contributions                                                                      1,780       1,798
   Plan participant contributions                                                               890         899
   Benefits paid                                                                               (358)       (438)
                                                                                         __________  __________
   Fair value of plan assets at May 31                                                   GBP 13,633  GBP 13,936
                                                                                         ==========  ==========


     The assets of the Company's UK defined benefit pension plan mostly comprise units in managed equity funds.

Additional information required by US GAAP in respect of deferred taxation

     The analysis of the US GAAP deferred taxation liability is as follows:

                                                                                                  May 31,
                                                                                         ______________________
                                                                                             2002        2003
                                                                                         __________   _________
                                                                                               (thousands)
Deferred taxation assets

   Depreciation in advance of capital allowances                                          GBP 2,973   GBP 5,482
   Amortization in advance of tax allowances                                                  8,592       7,458
   Other                                                                                      4,344       6,862
   Losses                                                                                    16,289      18,003
   Less: valuation allowance                                                                (32,198)    (37,805)
                                                                                          _________   _________
                                                                                                  -           -
                                                                                          =========   =========

Deferred taxation liabilities

   Capital allowances in advance of depreciation                                               (408)       (750)
                                                                                          _________   _________
Net deferred tax liability                                                                GBP  (408)  GBP  (750)
                                                                                          =========   =========

     The tax losses relate primarily to the United States and will expire 20 years after they were incurred. It is more likely than not that these losses will not be realized.

                                                                                            Year ended May 31,
                                                                                         ______________________
                                                                                             2002        2003
                                                                                         __________   _________
                                                                                               (thousands)

   Increase in valuation allowance                                                       GBP 11,824   GBP 5,607


                                 FILTRONIC plc

38. Differences between United Kingdom and United States generally accepted accounting principles - (continued)


Additional information required by US GAAP in respect of taxation losses carried forward

                                                                      Year ended May 31, 2003
                                                                      _______________________
                                                                            (thousands)
Taxation losses carried forward expiring in year ended May 31
                                                        2010                 GBP      37
                                                        2018                       5,552
                                                        2019                      34,368
                                                        2020                       7,186
                                                        2021                       8,606
                                                        2022                       2,500
Taxation losses carried forward that do not expire                                11,428
                                                                             ___________
                                                                             GBP  69,677
                                                                             ===========


Additional pro forma information required by US GAAP in respect of stock-based compensation

     As described above, for US GAAP purposes, the Company used the intrinsic value method to measure compensation under its share option plans prior to June 1, 1999. From that date it is using the fair value method. The US GAAP charge for stock compensation for the years ended May 31, 2001, and May 31, 2002 is a combination of the expense arising under APB 25 for options granted before June 1, 1999 under the Group's compensatory plans and the relevant proportion of the fair value of all options granted after that date. As such, it is not indicative of the charge that would have arisen had the fair value method been used with respect to all outstanding options. Had the fair value method been used for all options, net loss and the related per ordinary share amounts adjusted to accord with US GAAP would have been as follows:


                                                                                            Year ended May 31,
                                                                                        _______________________
                                                                                             2001        2002
                                                                                        ___________  __________
                                                                                            (thousands except
                                                                                           per share amounts)
Net loss as adjusted to accord with US GAAP                                             GBP (11,419) GBP(33,033)
Stock compensation included in net loss                                                     (21,641)      1,795
Pro forma stock compensation                                                                 (1,346)     (2,420)
                                                                                        ___________  __________
Pro forma net loss as adjusted to accord with US GAAP                                   GBP (34,406) GBP(33,658)
                                                                                        ===========  ==========
Per ordinary share:

Basic                                                                                      (15.65)p    (44.71)p
Fully diluted                                                                              (15.65)p    (44.71)p
Pro forma basic                                                                            (47.16)p    (45.56)p
Pro forma fully diluted                                                                    (47.16)p    (45.56)p


                                 FILTRONIC plc

38. Differences between United Kingdom and United States generally accepted accounting principles - (continued)

Additional pro forma information required by US GAAP in respect of non-amortization of goodwill

     As described above, for US GAAP purposes, the Company amortized goodwill for the years ended May 31, 2001 and May 31, 2002, but did not amortize goodwill for the year ended May 31, 2003 in accordance with SFAS No. 142. If goodwill had not been amortized for the years ended May 31, 2001 and May 31, 2002 the impairment would have been increased and the net loss and related per ordinary share amounts adjusted to accord with US GAAP would have been as follows:

                                                                                      Year ended May 31,
                                                                             __________________________________
                                                                                    2001      2002       2003
                                                                             ___________ __________   _________
                                                                                      (thousands except
                                                                                     per share amounts)
Net (loss)/profit as adjusted to accord with US GAAP                         GBP (11,419)GBP(33,033)  GBP 2,372
Goodwill amortization adjustment                                                   5,422      5,352           -
Goodwill impairment adjustment                                                    (2,055)    (3,213)          -
                                                                             ___________ __________   _________
Pro forma net (loss)/profit as adjusted to accord with US GAAP               GBP  (8,052)GBP(30,894)  GBP 2,372
                                                                             =========== ==========   =========
Per ordinary share:

Basic                                                                           (15.65)p   (44.71)p      3.19p
Fully diluted                                                                   (15.65)p   (44.71)p      3.18p
Pro forma basic                                                                 (11.04)p   (41.82)p      3.19p
Pro forma fully diluted                                                         (11.04)p   (41.82)p      3.18p


Concentrations of credit risk

     The Company's major businesses are concentrated on a small number of large original equipment manufacturers as customers. At May 31, 2003, Nokia Corporation represented 52% of trade debtors. No other customer represented more than 10% of trade debtors.

New US accounting standards

     The Financial Accounting Standards Board ("FASB") has issued a number of new Statements of Financial Accounting Standards ("SFAS") which have not yet been adopted by the Company.

     SFAS No. 143 "Accounting for Asset Retirement Obligations" addresses the accounting and reporting obligations associated with the retirement of long lived assets and the associated asset retirement costs. It is effective for accounting periods beginning on or after June 15, 2002. The adoption of the standard is expected to result in the recognition of a liability; it is not possible to produce an accurate estimate at this time, however it is not expected to be significant.

     In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Statement requires contracts with comparable characteristics to be accounted for similarly and clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. It also clarifies when special reporting in the statement of cash flows is required if a derivative contains a financing component. The effect of SFAS No. 149 on the Company's reported financial position and results under USGAAP is not expected to be significant.

     In November 2002, the Emerging Issues Task Force ("EITF"), of the FASB reached a consensus on EITF 00-21 "Accounting for Revenue Arrangements with Multiple Element Deliverables". EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003. The effect of EITF 00-21 on the Company's reported financial position and results under US GAAP is not expected to be significant.

                                  FILTRONIC plc

39.  Consolidating guarantor and non-guarantor information

     In December 1998 Filtronic plc issued $170,000,000 10% Senior Notes due 2005. At May 31, 2003 $103,573,000 of the Senior Notes were outstanding. These Notes are guaranteed jointly and severally on a full and unconditional basis by all the subsidiaries of Filtronic plc, except for Filtronic (Suzhou) Telecommunication Products Co Limited, a subsidiary incorporated in China.

     The following condensed consolidating financial information presents the profit and loss accounts and cash flow statements for each of the three years in the period ended May 31, 2003 and the balance sheets as at May 31, 2003 and 2002. The condensed consolidating financial information presents the issuer, Filtronic plc, with its investments in subsidiaries accounted for an equity basis, the guarantor subsidiaries on a consolidated basis, the non-guarantor subsidiary, and elimination entries necessary to arrive at the consolidated information for the Filtronic plc group.

     Significant differences between UK GAAP and US GAAP, which predominantly relate to the guarantor subsidiaries, are described in note 38.


Profit and loss account for the year ended May 31, 2001

                                                                                  Non-
                                                          Issuer    Guarantor   Guarantor           Filtronic plc
                                                   Filtronic plc  subsidiaries  subsidiary  Eliminations    Group
                                                   _____________  ___________  __________   _______ ____________
Sales                                              GBP         -  GBP 284,986  GBP 12,448   GBP   -  GBP 297,434
                                                   _____________  ___________  __________   _______  ___________

Costs

Increase in stocks of finished goods and
work in progress                                               -      (6,788)       (622)         -      (7,410)
Raw materials and consumables                                  -     129,713       8,807          -     138,520
Staff costs - excluding share compensation                 2,137      86,728         886          -      89,751
Staff costs - share compensation                               -       2,293           -          -       2,293
Depreciation                                                 309      16,006         444          -      16,759
Goodwill amortization                                          -       4,884           -          -       4,884
Exceptional goodwill impairment                                -      14,078           -          -      14,078
Other operating (income)/charges                          (7,882)     54,187       1,285          -      47,590
                                                  ______________  __________   _________   ________  __________
                                                          (5,436)    301,101      10,800          -     306,465
                                                  ______________  __________   _________   ________  __________
Operating profit/(loss)                                    5,436     (16,115)      1,648          -      (9,031)
Net interest (payable)/receivable                        (12,829)        382         (84)         -     (12,531)
Net financing currency exchange gain                          49         153         133          -         335
Equity in loss before taxation of subsidiaries           (13,883)          -           -     13,883           -
                                                  ______________  __________   _________   ________  __________
(Loss)/profit before taxation                            (21,227)    (15,580)      1,697     13,883     (21,227)
Taxation                                                  (1,564)     (1,061)          -      1,061      (1,564)
                                                  ______________  __________   _________   ________  __________
(Loss)/profit for the year                        GBP    (22,791) GBP(16,641)  GBP 1,697  GBP14,944  GBP(22,791)
                                                  ==============  ==========   =========  =========  ==========


                                 FILTRONIC plc

39.      Consolidating guarantor and non-guarantor information - (continued)


Profit and loss account for the year ended May 31, 2002
                                                                                  Non-
                                                          Issuer    Guarantor   Guarantor            Filtronic plc
                                                   Filtronic plc  subsidiaries  subsidiary  Eliminations   Group
                                                   _____________  ___________  __________   _______  __________
                                                                              (thousands)
Sales                                              GBP         -  GBP  267,690 GBP 12,857 GBP     -  GBP280,547
                                                   _____________  ___________  __________ _________  __________
Costs
Decrease/(increase) in stocks of finished goods and
work in progress                                               -       6,540        (103)         -       6,437
Raw materials and consumables                                  -     103,519       5,257          -     108,776
Staff costs - excluding share compensation                 2,737      81,132         938          -      84,807
Staff costs - share compensation                               -       1,570           -          -       1,570
Depreciation                                                 364      19,305         764          -      20,433
Exceptional tangible fixed asset impairment                    -       7,938           -          -       7,938
Goodwill amortization                                          -       5,352           -          -       5,352
Exceptional goodwill impairment                                -      16,036           -          -      16,036
Other operating (income)/charges                          (6,057)     46,647       1,671          -      42,261
                                                   _____________  __________   _________    _______  __________
                                                          (2,956)    288,039       8,527          -     293,610
                                                   _____________  __________   _________    _______  __________
Operating profit/(loss)                                    2,956     (20,349)      4,330          -     (13,063)
Net interest (payable)/receivable                        (12,763)        675        (550)         -     (12,638)
Net financing currency exchange gain                         368        (187)        (16)         -         165
Equity in loss before taxation of subsidiaries           (16,097)          -           -     16,097           -
                                                   _____________  __________   _________    _______  __________
(Loss)/profit before taxation                            (25,536)    (19,861)      3,764     16,097     (25,536)
Taxation                                                  (3,508)     (3,469)          -      3,469      (3,508)
                                                   _____________  __________   _________    _______  __________
(Loss)/profit for the year                         GBP   (29,044) GBP(23,330)  GBP 3,764 GBP 19,566  GBP(29,044)
                                                   =============  ==========   ========= ==========  ==========


                                      F-54

                                 FILTRONIC plc

39.  Consolidating guarantor and non-guarantor information - (continued)


Profit and loss account for the year ended May 31, 2003
                                                                                  Non-
                                                          Issuer    Guarantor   Guarantor                Filtronic plc
                                                   Filtronic plc  subsidiaries  subsidiary Eliminations      Group
                                                   _____________  ___________  _________  _____________  _____________
                                                                              (thousands)
Sales                                              GBP         -  GBP 224,825  GBP21,791  GBP(5,348)        GBP241,268
                                                   _____________  ___________  _________  _____________  _____________

Costs
Decrease/(increase) in stocks of finished goods and
work in progress                                               -       3,043        (166)         -              2,877
Raw materials and consumables                                  -      97,211       9,370     (5,348)           101,233
Staff costs - excluding share compensation                 3,105      65,798       1,233          -             70,136
Staff costs - share compensation                               -         146           -          -                146
Depreciation                                                 374      17,265       1,683          -             19,322
Goodwill amortization                                          -       2,348           -          -              2,348
Other operating charges                                    1,251      34,379       2,861          -             38,491
                                                   _____________  ___________  _________  _____________  _____________
                                                           4,730     220,190      14,981     (5,348)           234,553
                                                   _____________  ___________  _________  _____________  _____________
Operating (loss)/profit                                   (4,730)      4,635       6,810          -              6,715
Net interest (payable)/receivable                         (8,115)        102          18          -             (7,995)
Net financing currency exchange gain                       3,366         667         203          -              4,236
Exceptional net gain on repayment of debt                    881           -           -          -                881
Equity in loss before taxation of subsidiaries            12,435           -           -    (12,435)                 -
                                                   _____________  ___________  _________  _____________  _____________
Profit before taxation                                     3,837       5,404       7,031    (12,435)             3,837
Taxation                                                  (2,753)     (2,460)       (287)     2,747             (2,753)
                                                   _____________  ___________  _________  _____________  _____________
Profit for the year                                GBP     1,084  GBP  2,944   GBP 6,744  GBP(9,688)        GBP  1,084
                                                   =============  ==========   =========  =============  =============


                                 FILTRONIC plc

39.  Consolidating guarantor and non-guarantor information - (continued)


Cash flow statement for the year ended May 31, 2001

                                                                                               Non-
                                                                       Issuer   Guarantor  Guarantor    Filtronic plc
                                                                Filtronic plc  subsidiaries subsidiary      Group
                                                               _____________  __________  ____________  _____________
                                                                                    (thousands)
Net cash flow from operating activities                        GBP     5,679  GBP  3,557     GBP(1,714)     GBP 7,522
                                                               _____________  __________  ____________  _____________
Returns on investment and servicing of finance
Interest received                                                        595         431             5          1,031
Interest paid                                                        (12,582)        (45)          (89)       (12,716)
Interest element of finance lease payments                                 -          (4)            -             (4)
                                                               _____________  __________  ____________  _____________
Net cash flow from returns on investment and servicing
of finance                                                           (11,987)        382           (84)       (11,689)
                                                               _____________  __________  ____________  _____________
Tax paid                                                                 225      (3,316)            -         (3,091)
                                                               _____________  __________  ____________  _____________
Capital expenditure
Purchase of tangible fixed assets                                     (1,533)    (37,046)       (2,403)       (40,982)
Sale of tangible fixed assets                                              -         168             3            171
Government grants received                                                 -         480             -            480
                                                               _____________  __________  ____________  _____________
Net cash flow from capital expenditure                                (1,533)    (36,398)       (2,400)       (40,331)
                                                               _____________  __________  ____________  _____________
Acquisitions
Purchase of subsidiaries                                                   -        (118)            -           (118)
Cash acquired with subsidiaries                                            -          14             -             14
                                                               _____________  __________  ____________  _____________
Net cash flow from acquisitions                                            -        (104)            -           (104)
                                                               _____________  __________  ____________  _____________
Equity dividends paid                                                 (1,964)          -             -         (1,964)
                                                               _____________  __________  ____________  _____________

Net cash flow before financing                                        (9,580)    (35,879)       (4,198)       (49,657)
                                                               _____________  __________  ____________  _____________
Financing
Issue of shares                                                        1,844           -             -          1,844
Capital element of finance lease payments                                  -        (147)            -           (147)
Loans repaid                                                               -        (567)            -           (567)
Movement in amounts due to and from group companies                  (27,911)     23,908         4,003              -
                                                               _____________  __________  ____________  _____________
Net cash flow from financing                                         (26,067)     23,194         4,003          1,130
                                                               _____________  __________  ____________  _____________

                                                               _____________  __________  ____________  _____________
Decrease in cash                                               GBP   (35,647) GBP(12,685)    GBP  (195)    GBP(48,527)
                                                               =============  ==========  ============  =============


                                 FILTRONIC plc

39.  Consolidating guarantor and non-guarantor information - (continued)


Cash flow statement for the year ended May 31, 2002

                                                                                              Non-
                                                                       Issuer   Guarantor  Guarantor    Filtronic plc
                                                                Filtronic plc  subsidiaries subsidiary      Group
                                                               _____________  __________  ____________  _____________
                                                                                    (thousands)
Net cash flow from operating activities                        GBP     3,299  GBP 55,102     GBP 5,817      GBP64,218
                                                               _____________  __________  ____________  _____________
Returns on investment and servicing of finance
Interest received                                                        187         153            18            358
Interest paid                                                        (11,583)        (45)           (1)       (11,629)
                                                               _____________  __________  ____________  _____________
Net cash flow from returns on investment and servicing
of finance                                                           (11,396)        108            17        (11,271)
                                                               _____________  __________  ____________  _____________
Tax paid                                                                 (47)     (2,208)          (90)        (2,345)
                                                               _____________  __________  ____________  _____________
Capital expenditure
Purchase of tangible fixed assets                                       (232)     (7,608)       (3,529)       (11,369)
Sale of tangible fixed assets                                              -       1,312             -          1,312
Government grants received                                                 -       1,034             -          1,034
                                                               _____________  __________  ____________  _____________
Net cash flow from capital expenditure                                  (232)     (5,262)       (3,529)        (9,023)
                                                               _____________  __________  ____________  _____________
Equity dividends paid                                                 (1,992)          -             -         (1,992)
                                                               _____________  __________  ____________  _____________

                                                               _____________  __________  ____________  _____________
Net cash flow before financing                                       (10,368)     47,740         2,215         39,587
                                                               _____________  __________  ____________  _____________
Financing
Issue of shares                                                          264           -             -            264
Loans repaid                                                         (20,590)     (1,392)            -        (21,982)
Movement in amounts due to and from group companies                   50,474     (49,010)       (1,464)             -
                                                               _____________  __________  ____________  _____________
Net cash flow from financing                                          30,148     (50,042)       (1,464)       (21,718)
                                                               _____________  __________  ____________  _____________

                                                               _____________  __________  ____________  _____________
Increase/(decrease) in cash                                    GBP    19,780  GBP (2,662)    GBP   751      GBP17,869
                                                               =============  ==========  ============  =============


                                 FILTRONIC plc

39.  Consolidating guarantor and non-guarantor information - (continued)


Cash flow statement for the year ended May 31, 2003



                                                                                               Non-
                                                                       Issuer   Guarantor  Guarantor    Filtronic plc
                                                                Filtronic plc  subsidiaries subsidiary      Group
                                                               _____________  __________  ____________  _____________
                                                                                    (thousands)
Net cash flow from operating activities                        GBP    (4,295) GBP 36,512     GBP 6,311      GBP38,528
                                                               _____________  __________  ____________  _____________

Returns on investment and servicing of finance
Interest received                                                         89         124            18            231
Interest paid                                                         (7,616)        (22)            -         (7,638)
                                                               _____________  __________  ____________  _____________

Net cash flow from returns on investment and servicing
of finance                                                            (7,527)        102            18         (7,407)
                                                               _____________  __________  ____________  _____________

Tax paid                                                                 (32)     (3,964)         (132)        (4,128)
                                                               _____________  __________  ____________  _____________

Capital expenditure
Purchase of tangible fixed assets                                        (87)     (5,748)       (2,363)        (8,198)
Sale of tangible fixed assets                                              -       1,378             -          1,378
Government grants received                                                 -       1,319             -          1,319
                                                               _____________  __________  ____________  _____________

Net cash flow from capital expenditure                                   (87)     (3,051)       (2,363)        (5,501)
                                                               _____________  __________  ____________  _____________

Equity dividends paid                                                 (2,002)          -             -         (2,002)
                                                               _____________  __________  ____________  _____________

                                                               _____________  __________  ____________  _____________

Net cash flow before financing                                       (13,943)     29,599         3,834         19,490
                                                               _____________  __________  ____________  _____________

Financing
Loans repaid                                                         (22,107)          -             -        (22,107)
Movement in amounts due to and from group companies                   35,585     (31,311)       (4,274)             -
                                                               _____________  __________  ____________  _____________

Net cash flow from financing                                          13,478     (31,311)       (4,274)       (22,107)
                                                               _____________  __________  ____________  _____________

                                                               _____________  __________  ____________  _____________

Decrease in cash                                               GBP      (465) GBP (1,712)    GBP  (440)     GBP(2,617)
                                                               =============  ==========  ============  =============


                                 FILTRONIC plc

39.  Consolidating guarantor and non-guarantor information - (continued)


Balance sheet at May 31, 2002


                                                                                  Non-
                                                          Issuer    Guarantor   Guarantor              Filtronic plc
                                                   Filtronic plc  subsidiaries subsidiary Eliminations    Group
                                                   _____________  ___________  _________  ____________ _____________
                                                                              (thousands)
Fixed assets
Intangible assets                                  GBP         -  GBP 34,720   GBP     -     GBP     -    GBP 34,720
Tangible assets                                           10,103      93,234       5,252             -       108,589
Investment in subsidiaries                               (45,833)          -           -        45,833             -
                                                   _____________  ___________  _________  ____________ _____________
                                                         (35,730)    127,954       5,252        45,833       143,309
                                                   _____________  ___________  _________  ____________ _____________
Current assets
Stocks                                                         -      41,413       2,322             -        43,735
Debtors                                                      119      52,780       2,536             -        55,435
Amounts due from group companies                         234,579       1,514         280      (236,373)            -
Cash                                                       5,045       3,226         812             -         9,083
                                                   _____________  ___________  _________  ____________ _____________
                                                         239,743      98,933       5,950      (236,373)      108,253
                                                   _____________  ___________  _________  ____________ _____________
Creditors: amounts falling due within one year
Creditors                                                  3,632      35,086       1,056             -        39,774
Amounts due to group companies                             1,416     234,215         742      (236,373)            -
                                                   _____________  ___________  _________  ____________ _____________
                                                           5,048     269,301       1,798      (236,373)       39,774
                                                   _____________  ___________  _________  ____________ _____________
Net current assets/(liabilities)                         234,695    (170,368)      4,152             -        68,479
                                                   _____________  ___________  _________  ____________ _____________
Total assets less current liabilities                    198,965     (42,414)      9,404        45,833       211,788
Creditors: amounts falling due after one year             93,769           -           -             -        93,769
Provision for deferred tax                                     -         408           -             -           408
Deferred income                                                -      12,415           -             -        12,415
                                                   _____________  ___________  _________  ____________ _____________
Net assets                                         GBP   105,196  GBP(55,237)  GBP 9,404     GBP45,833    GBP105,196
                                                   =============  ==========   =========  ============ =============

Capital and reserves
Called up share capital                            GBP     7,409  GBP 26,356   GBP 4,392    GBP(30,748)   GBP  7,409
Share premium account                                    134,151       4,683           -        (4,683)      134,151
Shares to be issued                                        6,682           -           -             -         6,682
Revaluation reserve                                            -         106           -             -           106
Profit and loss account                                  (43,046)    (86,382)      5,012        81,264       (43,152)
                                                   _____________  ___________  _________  ____________ _____________
Equity shareholders' funds                         GBP   105,196  GBP(55,237)  GBP 9,404     GBP45,833    GBP105,196
                                                   =============  ==========   =========  ============ =============


                                 FILTRONIC plc

39.  Consolidating guarantor and non-guarantor information - (continued)


Balance sheet at May 31, 2003

                                                                                  Non-
                                                          Issuer    Guarantor   Guarantor               Filtronic plc
                                                   Filtronic plc  subsidiaries  subsidiary Eliminations     Group
                                                   _____________  ___________  _________   ____________ _____________
                                                                              (thousands)
Fixed assets
Intangible assets                                  GBP         -  GBP 35,769   GBP     -      GBP     -    GBP 35,769
Tangible assets                                            9,816      81,086       5,370              -        96,272
Investment in subsidiaries                               (65,570)          -           -         65,570             -
                                                   _____________  ___________  _________   ____________ _____________
                                                         (55,754)    116,855       5,370         65,570       132,041
                                                   _____________  ___________  _________   ____________ _____________
Current assets
Stocks                                                         -      30,769       3,575              -        34,344
Debtors                                                      178      46,144       4,586              -        50,908
Amounts due from group companies                         226,885         643         182       (227,710)            -
Cash                                                       3,840       2,107         575              -         6,522
                                                   _____________  ___________  _________   ____________ _____________
                                                         230,903      79,663       8,918       (227,710)       91,774
                                                   _____________  ___________  _________   ____________ _____________
Creditors: amounts falling due within one year
Creditors                                                  3,730      32,353       2,738              -        38,821
Amounts due to group companies                               318     226,759         633       (227,710)            -
                                                   _____________  ___________  _________   ____________ _____________
                                                           4,048     259,112       3,371       (227,710)       38,821
                                                   _____________  ___________  _________   ____________ _____________
Net current assets/(liabilities)                         226,855    (179,449)      5,547              -        52,953
                                                   _____________  ___________  _________   ____________ _____________
Total assets less current liabilities                    171,101     (62,594)     10,917         65,570       184,994
Creditors: amounts falling due after one year             61,942           -           -              -        61,942
Provision for deferred tax                                     -         750           -              -           750
Deferred income                                                -      13,143           -              -        13,143
                                                   _____________  ___________  _________   ____________ _____________
Net assets                                         GBP   109,159  GBP(76,487)  GBP10,917      GBP65,570    GBP109,159
                                                   =============  ==========   =========   ============ =============
Capital and reserves
Called up share capital                            GBP     7,430  GBP28,676    GBP 5,020     GBP(33,696)   GBP  7,430
Share premium account                                    135,851       4,683           -         (4,683)      135,851
Shares to be issued                                        4,321           -           -              -         4,321
Revaluation reserve                                            -         106           -              -           106
Other reserve                                                  -           -         828              -           828
Profit and loss account                                  (38,443)   (109,952)      5,069        103,949       (39,377)
                                                   _____________  ___________  _________   ____________ _____________
Equity shareholders' funds                         GBP   109,159  GBP(76,487)  GBP10,917      GBP65,570    GBP109,159
                                                   =============  ==========   =========   ============ =============


                                  FILTRONIC plc

                           CERTIFICATIONS EXHIBIT 12.1              EXHIBIT 12.1


I, J David Rhodes, certify that:

1.   I have reviewed this annual report on Form 20-F of Filtronic plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The  company's  other  certifying   officers  and  I  are  responsible  for
     establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules l3a-15(e) and 15d-15(e)) for the company and have:

     a. designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our
          supervision, to ensure that  material   information   relating  to
          the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. [omitted pursuant to the guidance of Release No. 33-8238 (June 5, 2003)]

     c. evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarise and report financial information; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:     November 28, 2003

                                                    By:     /s/ J David Rhodes
                                                    --------------------------
                                                    Name:   J David Rhodes
                                                    Title:  Executive Chairman
                                                            and Chief Executive
                                                            Officer

I, John Samuel, certify that:

1.   I have reviewed this annual report on Form 20-F of Filtronic plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of and for, the periods presented in this annual report;

4.   The  company's  other  certifying   officers  and  I  are  responsible  for
     establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     a. designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

     b.   (omitted pursuant to the guidance of Release No. 33-8238 (June 5,
           2003))

     c. evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:     November 28, 2003

                                                      By      /s/  John Samuel
                                                      ------------------------
                                                      Name:   John Samuel
                                                      Title:  Finance Director
                                                              and Chief
                                                              Financial Officer

                                                                    EXHIBIT 13.1

                    Certification of Chief Executive Officer

                       Pursuant to 18 U.S.C. Section 1350,

      as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, J David Rhodes, Executive Chairman and Chief Executive Officer of Filtronic plc, a public limited company incorporated in England and Wales ("Filtronic plc"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

     (i) the Annual Report of Filtronic plc on Form 20-F for the fiscal year ended May 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (ii) the information contained in the Annual Report fairly presents in all material respects the financial condition and results of operations of Filtronic plc.

This certification is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be "filed" for any purpose whatsoever nor shall it be deemed to be incorporated by reference into the Annual Report or any other filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Date:     November 28, 2003

                                                   By:     /s/ J David Rhodes
                                                   -----------------------------
                                                   Name:   J David Rhodes
                                                   Title:  Executive Chairman
                                                           and Chief Executive
                                                           Officer

                    Certification of Chief Financial Officer

                       Pursuant to 18 U.S.C. Section 1350,

      as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


I, John Samuel, Finance Director and Chief Financial Officer of Filtronic plc, a public limited company incorporated in England and Wales ("Filtronic plc"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

     (i) the Annual Report of Filtronic plc on Form 20-F for the fiscal year ended May 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (ii) the information contained in the Annual Report fairly presents in all material respects the financial condition and results of operations of Filtronic plc.

This certification is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be "filed" for any purpose whatsoever nor shall it be deemed to be incorporated by reference into the Annual Report or any other filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Date:    November 28, 2003

                                                     By      /s/  John Samuel
                                                     ---------------------------
                                                     Name:   John Samuel
                                                     Title:  Finance Director
                                                             and Chief Financial
                                                             Officer